Form 20-F
period 2005-01-31
Bombardier Recreational Products Inc.
filed 2005-04-29
CIK 1293916

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

For the Fiscal Year ended January 31, 2005

Commission file number 333-116582

Bombardier Recreational Products Inc.
(Bombardier Produits Récréatifs Inc.)
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of company or organization)

726 St. Joseph Street, Valcourt, Quebec, Canada J0E 2L0
(Address of principal executive office)

Securities to be registered pursuant to Section 12 (b) of the Act: None.

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None.

The number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the Annual Report: One (1) Common Share as of January 31, 2005.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirement for the past 90 days.

Yes: [ ]             No: [ X ]

Indicate by a check mark which financial statement item the Registrant has elected to follow.

Item 17: [ X ]         Item 18: [ ]

Explanatory Notes

        Bombardier Recreational Products Inc. is not currently subject to the periodic reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and is not required by any rules or regulations of the Securities and Exchange Commission (the "SEC") to file this Annual Report on Form 20-F ("Annual Report"). Notwithstanding the foregoing, Bombardier Recreational Products Inc. is required to file certain periodic reports with the SEC (to the extent such reports are accepted by the SEC) pursuant to the terms of the indenture governing its outstanding 8 3/8% Senior Subordinated Notes due 2013. This Annual Report is being filed solely pursuant to the terms of such indenture.

        Bombardier Recreational Products Inc. presents its financial information in Canadian dollars. In this annual report, all references to "U.S.$" refer to U.S. dollars and all references to "$" refer to Canadian dollars.

INTRODUCTION

        Bombardier Recreational Products Inc. (the "Company" or "BRP") is a leading designer, manufacturer and distributor of motorised recreational products worldwide. Its business consists of a diversified portfolio of products. BRP has a leading market share position in each of its established products: snowmobiles (the Ski-Doo brand in North America and the Ski-Doo and Lynx brands in Europe), personal watercraft (the Sea-Doo brand), and sport boats (the Sea-Doo brand). In 1998, the Company launched its own product line for all terrain vehicles, or ATVs. In 2001, BRP also entered the market for outboard engines, by acquiring the Johnson and Evinrude brands from Outboard Marine Corporation. In addition, BRP-Rotax develops and markets 4-stroke and 2-stroke Rotax engines for motorcycles, scooters, karts and small and ultra-light aircraft. BRP's products have a large base of customers who currently use its products. This installed base provides a recurring stream of revenue from related parts, accessories and clothing sales. The Company's products are distributed worldwide through approximately 1,600 power sports dealers and 1,800 marine dealers and through approximately 55 power sports distributors and 70 marine distributors.

        On December 18, 2003, BRP purchased Bombardier Inc.'s recreational products business for a total consideration of $806.3 million (the "Transactions"). During the year ended January 31, 2005, the Company completed its purchase price allocation and as a result, residual goodwill amounted to $135.5 million representing the excess of the purchase price over the fair value of the identifiable net assets acquired.

        BRP, incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier (J.A.B.) Inc. ("J.A.B." or the "Company's parent"). The Company's parent is primarily owned by Bain Capital Luxembourg Investments S.ar.L, the Caisse de Dépôt et Placement du Québec and the Beaudier Group (comprised of Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc.). Bain Capital Luxembourg Investments S.ar.L, the Caisse de Dépôt et Placement du Québec and the Beaudier Group are collectively referred to as the Sponsors (the "Sponsors").

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3- KEY INFORMATION

A. Selected Financial Data
(millions of Canadian dollars, except ratios)
	Predecessor Business				Successor		Successor
				321-day	44-day
				period	period	Combined
	Year ended			ended	ended	year ended	Year Ended
	January 31,	January	January	December	January 31,	January	January 31,
	2001	31, 2002	31, 2003	18, 2003	2004	31, 2004	2005
	(Restated,	(Restated,	(Restated,	(Restated,	(Restated,
Canadian GAAP	see (h))	see (h))	see (h))	see (h))	see (h))
Statement of Income Data:
Revenues(a)	1,558.7	1,928.2	2,383.4	2,075.6	333.5	2,409.1	2,467.0
Cost of sales	1,190.9	1,486.7	1,828.0	1,678.1	307.4	1,985.5	2,044.9
Gross profit	367.8	441.5	555.4	397.5	26.1	423.6	422.1
Operating expenses
Selling and marketing	91.0	130.2	161.1	143.4	18.2	161.6	141.4
Research and
development	70.4	97.3	103.2	94.4	12.9	107.3	108.1
General and
administrative	97.2	122.5	115.3	111.5	7.1	118.6	127.9
Other charges and
(income)
Restructuring	—	—	—	—	—	—	26.5
Impairment loss	—	—	—	—	—	—	12.1
Curtailment gain	—	—	—	—	—	—	(23.7)
Total operating expenses	258.6	350.0	379.6	349.3	38.2	387.5	392.3
Operating profit (loss)
from continuing
operations	109.2	91.5	175.8	48.2	(12.1)	36.1	29.8
Financing costs	0.3	4.3	12.6	6.5	7.0	13.5	60.4
Accretion in carrying
value and loss on early
redemption of preferred
shares	—	—	—	—	0.5	0.5	9.4
Net loss on derivative
financial instruments	—	—	—	—	4.5	4.5	—
Foreign exchange loss on
long-term debt	—	—	—	—	(1.3)	(1.3)	(46.7)
Income (loss) from
continuing operations
before income taxes	108.9	87.2	163.2	41.7	(22.8)	18.9	6.7
Income tax expense
(recovery)	34.1	22.1	49.3	13.9	(5.7)	8.2	(12.6)
Income (loss) from
continuing operations	74.8	65.1	113.9	27.8	(17.1)	10.7	19.3
Income (loss) from	(0.3)	1.5	0.9	2.4	(0.4)	2.0	(3.3)

discontinued operations,
net of tax
Net income (loss)	$ 74.5	$ 66.6	$ 114.8	$ 30.2	$ (17.5)	$ 12.7	$ 16.0

Other Operating Data:
EBITDA (b)	$ 170.3	$ 160.1	$ 272.1	$ 138.9	$ (1.2)	$ 137.7	$ 196.6
Depreciation and
amortisation	61.1	68.6	96.3	90.7	14.1	104.8	120.1
Additions to property,
plant and equipment	61.5	194.3	97.3	73.2	21.0	94.2	70.1
Cash flows provided by
(used in):
Operating activities	168.0	185.6	195.9	(77.3)	82.8	—	193.2
Investing activities	(70.8)	(359.0)	(96.0)	(72.3)	(778.2)	—	(46.6)
Financing activities	(108.4)	192.7	(118.2)	247.6	895.9	—	(181.0)

(millions of Canadian dollars, except ratios)
	Predecessor Business				Successor		Successor
				321-day	44-day
				period	period	Combined
	Year ended			ended	ended	year ended	Year Ended

	January 31,	January	January	December	January 31,
	2001	31, 2002	31, 2003	18, 2003	2004		January 31,
	(Restated,	(Restated,	(Restated,	(Restated,	(Restated,	January	2005
	see (h) and	see (h) and	see (h)	see (h) and	see (h) and	31, 2004
	(i))	(i))	and (i))	(i))	(i))
Balance Sheet Data (at end of period):
Cash	$ 11.1	$ 17.0	$ 28.7	$ 140.2	$ 196.2	$ 196.2	$ 150.3
Working capital (c)	(49.5)	(282.4)	(280.8)	171.8	210.8	210.8	(51.7)
Total assets (d)	693.4	1,127.7	1,134.9	1,328.5	1,821.1	1,821.1	1,546.8
Total long-term debt(e)	9.0	5.9	3.5	3.9	640.0	640.0	396.7
Redeemable preferred
shares	—	—	—	—	43.2	43.2	—
Capital stock	—	—	—	—	304.5	304.5	364.4
Total net equity	142.3	178.1	170.2	577.8	289.0	289.0	351.5

U.S. GAAP
Statement of Income Data:
Net income (loss)		$ 53.4	$ 132.8	$ 37.8	$ (23.7)	$ 14.1	$ 27.5
Other Operating Data:
EBITDA (b) (f)		138.5	295.7	147.3	(10.0)	137.3	206.0
Balance Sheet Data (at end of
period):
Total assets		1,129.0	1,152.0	1,357.0	1,814.4	1,814.4	1,581.2
Total long-term debt (e)		13.7	12.5	12.5	640.0	640.0	396.7
Total net equity (g)		136.4	130.5	531.2	325.5	325.5	383.3

  Effective February 1, 2002, the predecessor business prospectively adopted the requirements of EITF Issue 01-09 when accounting for sales promotions and incentive programs. Under the new method, estimated sales promotion and incentive expenses are generally provided for at the later of revenue recognition or the announcement of sales promotion and incentive programs. Prior to the year ended January 31, 2003, these sales promotions and incentive programs were provided for at the time that management determined that the sales promotions and incentives were necessary, which was generally before the announcement to customers.

  EBITDA represents income (loss) from continuing operations plus income tax expense (recovery), interest expense (income), including amortisation of deferred financing costs, accretion in carrying value of redeemable preferred shares (which is considered interest expense under Canadian GAAP) and depreciation and amortisation. The Company presents EBITDA because it believes it provides useful information about its ability to service and incur debt. EBITDA is not an alternative to net income nor does it represent cash flow from operations as defined by either Canadian GAAP or U.S. GAAP, collectively, GAAP, and the Company does not suggest that readers consider it as an indicator of operating performance or an alternative to operating cash flow or net income (as measured by GAAP) or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Furthermore, since EBITDA is not defined by GAAP, it may not be calculated on the same basis as other similarly titled measures of other companies. The following table represents a reconciliation from income (loss) from continuing operations (a GAAP measure) to EBITDA:

(millions of Canadian dollars, except ratios)
	Predecessor Business				Successor		Successor
				321-day	44-day	Combined
				period	period	year	Year
	Year ended			ended	ended	ended	Ended
	January	January	January	December	January	January	January
	31, 2001	31, 2002	31, 2003	18, 2003	31, 2004	31, 2004	31, 2005
EBITDA
Income (loss) from
continuing operations	$ 74.8	$ 65.1	$ 113.9	$ 27.8	$ (17.1)	$ 10.7	$ 19.3
Financing cost	0.3	4.3	12.6	6.5	7.0	13.5	60.4
Accretion in carrying
value and loss on early
redemption of preferred
shares	—	—	—	—	0.5	0.5	9.4
Income tax expense	34.1	22.1	49.3	13.9	(5.7)	8.2	(12.6)

(recovery)
Depreciation and
amortisation	61.1	68.6	96.3	90.7	14.1	104.8	120.1
EBITDA	$ 170.3	$ 160.1	$ 272.1	$ 138.9	$ (1.2)	$ 137.7	$ 196.6

  Represents total current assets less total current liabilities.

  Total assets as of January 31, 2001 does not include the acquisition of assets of the outboard engine business of Outboard Marine Corporation, which was consummated on March 9, 2001.

  In January 2005, the Company voluntarily repaid, without penalty, U.S.$158.3 million (approximately $193.0 million) of the Term Facilities and shortly thereafter, on February 9, 2005, fully repaid the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) of the Term Facilities. The U.S.$280 million Term Facilities has been replaced with a new Term Facility of U.S.$50.0 million (approximately $62.0 million), which will mature December 18, 2010, under the amended and restated Senior Secured Credit Facilities.

  The following is a reconciliation of EBITDA from Canadian GAAP to U.S. GAAP:
(millions of Canadian dollars, except ratios)
	Predecessor Business		Successor		Successor
			321-day	44-day
			period	period	Combined
	Year ended		ended	ended	year ended	Year Ended
	January 31,	January 31,	December 18,	January 31,	January 31,	January 31,
	2002	2003	2003	2004	2004	2005
EBITDA (Canadian GAAP)	$ 160.1	$ 272.1	$ 138.9	$ (1.2)	$ 137.7	$ 196.6
Adjustments: (i)
Development costs capitalised	(9.5)	(8.6)	(4.7)	(9.3)	(14.0)	—
Accretion in carrying value and
loss on early redemption of
preferred share	—	—	—	0.5	0.5	9.4
Pension expense	(0.5)	(0.9)	(0.4)	—	(0.4)	—
Software cost capitalised	1.5	1.4	1.2	—	1.2	—
Unrealised gains (losses) on
foreign exchange contracts	(13.1)	31.7	12.3	—	12.3	—
EBITDA (US GAAP)(ii)	$ 138.5	$ 295.7	$ 147.3	$ (10.0)	$ 137.3	$ 206.0

(i) See Note Differences Between Canadian and US GAAP to the audited consolidated financial statements of the Company included elsewhere in this annual report.

(ii) EBITDA includes $8.2 million, $13.2 million, $10.0 million, $1.2 million, $11.2 million and $8.6 million of research and development tax credits for the fiscal years ended January 31, 2002 and 2003, the 321-day period ended December 18, 2003, the 44-day period ended January 31, 2004, the combined year ended January 31, 2004 and the year ended January 31, 2005, respectively, which the Company includes as a reduction in its research and development expenses, as opposed to a reduction in its income tax expense.

  Total net equity under U.S. GAAP includes other accumulated comprehensive income (loss) of $(12.3) million, $(10.3) million, $(15.2) million, $2.0 million and $22.7 million as of January 31, 2002 and 2003, December 18, 2003, January 31, 2004 and January 31, 2005.

  See Note Discontinued Operations and Assets Held for Sale to the audited consolidated financial statements of the Company included elsewhere in this annual report.

  See Note Business Acquisition to the audited consolidated financial statements of the Company included elsewhere in this annual report.

B. Capitalisation and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

BRP has a significant amount of debt, which it might not be able to service and which contain covenants that limit its activities.

        As of January 31, 2005, the Company and its subsidiaries had $147.2 million (U.S.$118.9 million) of senior secured debt outstanding (which was fully repaid on February 9, 2005) and $247.6 million (U.S.$200 million) of senior subordinated debt outstanding. In addition, subject to restrictions in the indenture governing its 8 3/8% Senior Subordinated Notes and the Company's senior secured Amended and Restated Credit Agreement, BRP may incur additional debt. This level of debt could have significant consequences including:

  BRP must use a substantial portion of its cash flow from operations to pay interest and principal on the notes, loans under its senior secured Amended and Restated Credit Agreement and other indebtedness, which reduces the funds available for other purposes such as potential acquisitions and capital expenditures;

  BRP's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

  the Company is subject to fluctuations in interest rates and foreign exchange rates, because its senior secured Amended and Restated Credit Agreement and other financing arrangements have variable rates of interest and are denominated in foreign currency;

  the Company has a higher level of indebtedness than some of its competitors, which may put it at a competitive disadvantage and reduce its flexibility in planning for, or responding to, changing conditions in its industry, including increased competition; and

  the Company is more vulnerable to general economic downturns and adverse developments in its business.

        BRP expects to have sufficient liquidities to pay its expenses and to pay the principal and interest on the notes, its senior secured Amended and Restated Credit Agreement and other debt from cash flow from its operations. BRP's ability to meet its expenses depends on its future performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets where it operates and pressure from competitors. The Company cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If BRP does not have enough liquidity, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. BRP cannot guarantee that it will be able to do so on terms acceptable to it, if at all. In addition, the terms of existing or future debt agreements, may restrict it from pursuing any of these alternatives.

The indenture relating to the notes and BRP's senior secured Amended and Restated Credit Agreement impose significant operating and financial restrictions on the Company, which may prevent BRP from capitalising on business opportunities and taking some corporate actions.

        The indenture relating to the notes and BRP's senior secured Amended and Restated Credit Agreement contain, and future debt instruments to which it may become subject may contain, debt covenants that limit its ability to engage in activities that could otherwise benefit BRP, including restrictions on its ability to:

  incur, assume or permit to exist additional indebtedness or contingent obligations;

  incur liens and engage in sale and leaseback transactions;

  make capital expenditures;

  make loans and investments;

  declare dividends, make payments or redeem or repurchase capital stock;

  engage in mergers, acquisitions and other business combinations;

  prepay, redeem or purchase certain indebtedness;

  amend or otherwise alter the terms of its indebtedness;

  sell assets;

  transact with affiliates; and

  alter the business that it conducts.

        BRP's senior secured Amended and Restated Credit Agreement also includes financial covenants, including requirements that it maintain a maximum total leverage ratio and a minimum interest coverage ratio. BRP's ability to comply with these covenants is dependent on its future performance, which will be subject to many factors, some of which are beyond its control, including prevailing economic and weather conditions. A failure to comply with these covenants could result in a default under BRP's senior secured Amended and Restated Credit Agreement, which could permit the lenders to accelerate such debt. If any of its debt is accelerated, BRP may not have sufficient funds available to repay such debt, in which case, its lenders could proceed against any collateral securing that debt. BRP cannot assure that these covenants will not adversely affect its ability to finance its future operations or capital expenditure needs to pursue available business opportunities.

BRP operates in a highly competitive industry, which may adversely affect its results of operations or its ability to expand its businesses.

        The industry in which BRP operates is highly competitive and BRP has a number of significant competitors in each of its markets. Some of its competitors are more diversified and have financial and marketing resources which are substantially greater than BRP's. To continue to remain competitive, the Company will need to develop new, and improve its existing, products. The mature nature of its markets means that actions by its competitors to reduce their costs, lower their prices or introduce innovative products could hurt its sales or profits. BRP may not be able to maintain its competitive position within its markets.

If BRP is unable to develop new products or improve upon its existing products on a timely basis, its future profitability could be negatively affected.

        The Company believes that its future success depends, in part, on its ability to develop on a timely basis new technologically advanced products or improve upon its existing products in innovative ways that meet or exceed appropriate industry standards. Maintaining its market position will require the Company to continue to invest in research and development and sales and marketing. Industry standards, customer expectations or other products may emerge that could render one or more of its products less desirable. The Company may not have sufficient resources to make necessary investments or it may be unable to make the technological advances necessary to develop new products or improve its existing products to maintain its market position.

If BRP is unable to protect its intellectual property rights or further develop its existing technologies, brands and marks, its competitive position may be harmed.

        BRP relies on a combination of patent, trademark and trade secret laws to protect certain aspects of its business. BRP has registered trademarks, copyrights and patents and trademark and patent applications pending in the United States, Canada and abroad. However, the Company has selectively pursued patent and trademark protection in Europe, Canada, and the United States, and in some instances it has not perfected important patent and trademark rights in these and other countries. BRP may not be able to obtain broad enough patent protection over its engine and other technologies to adequately protect its competitive advantage. The failure to obtain worldwide patent protection may result in other companies copying and marketing products based upon BRP's protected technologies outside its protected markets. This could impede BRP's growth in existing markets and into new markets, and result in a greater supply of similar products that could erode its pricing power.

        BRP's brands and branded products include Ski-Doo and Lynx snowmobiles, Sea-Doo personal watercraft and sport boats, Johnson and Evinrude outboard engines, Bombardier ATVs and Rotax engines. BRP believes that these trademarks are of great value and that the loss of any one or all of its trademark rights could lower sales and increase its costs. In addition, BRP has a trademark license agreement whereby it has the right, subject to certain conditions, to continue to use certain marks of Bombardier Inc. which were not otherwise assigned to BRP in connection with the Transactions. The license allows the Company to use "Bombardier" in BRP's corporate name as long as the Beaudier Group maintains at least a 10% ownership interest in its parent. If BRP has not been able to create a comparable independent brand for its products prior to a termination of the license, if any, it may see a decline in sales and revenues.

BRP may be required to enforce its intellectual property or to defend its intellectual property from infringement claims and it may incur substantial costs as a result of litigation or other proceedings relating to patent or trademark rights.

        BRP's success depends in part on its ability to protect its trademarks, trade secrets and patents from unauthorised use by others. If substantial unauthorised use of its intellectual property rights occurs, BRP may incur significant costs in prosecuting actions for infringement of its rights, as well as the loss of efforts by engineers and managers who must devote attention to these matters. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products and technology by others. If the Company were unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorised use of its trade secrets, it risks the loss of intellectual property rights and its competitive advantage.

        Additionally, BRP is currently a defendant in a patent lawsuit relating to its snowmobiles and personal watercraft and others may bring similar suits. If BRP is unsuccessful in its defence of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, and removal of desirable features from its products. Others may also claim BRP is infringing upon their patents. If so, BRP might also face significant liabilities, incur costs and see its ability to use certain technologies limited. Even if BRP is able to defeat such a claim, the allegation that it is infringing another's intellectual property rights could harm its reputation and cause it to incur significant costs. Also, third parties have challenged, and may in the future try to challenge, BRP trademark rights and branding practices. BRP may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could negatively affect its competitive position, sales, profitability and reputation. If BRP loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

Patented technologies developed by BRP's competitors and others may impair BRP's competitive position.

        It is possible that BRP's competitors will develop and patent equivalent or superior engine technologies and other products that compete with BRP's. They may assert these patents against BRP and it may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which would harm its competitive position and may materially adversely affect its business.

Actions of BRP's dealers and distributors could harm its sales.

        BRP is dependent on a dealer and distribution network to sell and service its products. BRP sells a majority of its products through non-exclusive dealer and distribution agreements. Many of the dealers through which BRP sells its products also carry competing product offerings and most dealers who sell its products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time, which may lower BRP's sales. In addition, BRP relies on its dealers to service and repair its products. There can be no assurance that BRP's dealers will provide high quality repair services to its customers. If BRP's dealers fail to provide quality repair work to its customers, its brand and reputation may be damaged and sales of its products may be adversely affected.

        If BRP's dealer base were to consolidate, competition for the business of fewer dealers would intensify. If BRP does not provide product offerings and pricing that meet the needs of its dealers, or if BRP loses a substantial amount of its dealer base, its profitability could decrease.

        Also, particularly with respect to marine engines, BRP depends on relationships with boatbuilders who equip their boats with BRP marine outboard engines. If BRP's boatbuilder customers were to begin using BRP's competitors for their engine needs or if any of these customers were acquired by BRP's competitors, BRP's marine engine sales to boatbuilders would be adversely affected.

BRP floorplan financing and factoring financing arrangements subject the Company to risks associated with dealer defaults and insufficient liquidity.

        BRP is party to written agreements with financing companies that provide financing for purchases of many of its products by dealers that meet the credit and other requirements of such financing companies. When a dealer purchases a product, using dealer financing (also known as floorplan financing arrangements), BRP receives payment from the financing company soon after shipment to the dealer. If BRP is not able to maintain this sort of dealer financing on acceptable terms, BRP's dealers will have to pay cash or obtain independent financing to purchase the Company's products and consequently, may buy fewer products from BRP. These financing agreements require the repurchase from the financing company of any new and unused product if dealers default on their obligations. As a result, if one or more of BRP's dealers default and the Company is required to repurchase inventory repossessed by the financing companies, any funds used for this purpose will not be available to operate the Company's business. Repurchases would likely be required at times when the market for BRP products is depressed or not in season, which would limit its ability to resell the units and could have a material adverse effect on its financial position. The majority of such repurchase obligations are subject to a cap.

        Additionally, certain of BRP's supplemental floorplan and factoring financing under which BRP sells receivables to third parties are terminable by the other party on short notice. In the event a finance company terminates its arrangements with BRP, the Company may not have an adequate amount of time to find replacement financing on comparable terms or at all. In the absence of these arrangements, BRP would have to self-finance the sales of its products, the result of which would be an increase in the Company's working capital needs. BRP may not be in a financial position to provide self-financing, and, if it did, it could have a negative impact on its short-term liquidity.

BRP relies on third parties to supply materials, components and, in some instances, its products, and their failure to do so could adversely affect BRP's sales and increase its costs.

        Some important components of BRP products are available from only one or two sources and in some instances BRP has entered into relationships whereby a third-party manufacturer supplies the Company with the finished product BRP sells. If these suppliers ceased doing business with BRP or decreased their supply to the Company, it may be unable to timely replace them, if at all. This could interrupt BRP's production, hurt its sales or increase its costs.

        BRP is subject to the risk of possible delays in deliveries or delivery failures on its supplier contracts. Suppliers' failure to supply BRP on commercially reasonable terms would materially harm its operations. Adequate sources of alternative reliable outside suppliers may not be identified and engaged at advantageous terms or on any terms at all, which could adversely affect BRP's products or sales.

BRP may not be able to execute its growth strategy.

        Part of BRP's strategy is to continue to gain market share by leveraging the strength of its brands in existing markets, expanding its development expertise into new markets, and growing internationally. Many factors, such as innovation, economic conditions, consumer demand and BRP's competitors' ability to achieve similar goals, will impact whether or not it is able to execute its growth strategy. Additionally, many of the markets in which BRP currently operates have either remained flat or declined over time. If BRP is not able to gain additional market share, expand into new markets and/or increase its presence internationally, its operating results may be materially harmed.

BRP's annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond its control.

        BRP's sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond its control. These factors include:

  variations in the timing and volume of BRP sales;
  seasonality of its products;
  discretionary spending habits;
  sales promotions by BRP and its competitors;
  changes in competitive and economic conditions generally;
  changes in interest rates;
  changes in the cost or availability of BRP raw materials or labour; and

  foreign currency exposure.

        As a result, BRP's results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for its products. BRP anticipates that fluctuations in operating results will continue in the future.

Unfavourable weather conditions could hurt BRP's sales and increase its inventory levels.

        As a manufacturer of outdoor motorised equipment, BRP's sales, inventory levels and resulting profitability are affected by weather conditions. For example, lack or timing of snowfall in any year in any particular region of the United States, Canada or Europe may adversely affect retail sales of snowmobiles in that region. In addition, sales of personal watercraft may be affected by increased rain during the summer. Further, sales of parts and accessories for BRP products are also influenced by weather conditions.

Product liability, warranty and recall claims may materially affect BRP's financial condition and damage its reputation.

        BRP is engaged in a business which exposes it to claims for product liability and warranty claims in the event its products actually or allegedly fail to perform as expected or the use of its products results, or is alleged to result, in property damage, personal injury or death. BRP has approximately 140 pending litigations, 70% of which are in the United States and about half of which consist of product liability cases. With respect to product liability claims which arise as a result of personal injury or property damage that occurred prior to the consummation of the Transactions, currently approximately 93% of the pending product liability cases, Bombardier Inc. agreed to indemnify BRP for certain amounts. Claims may arise in the future in excess of BRP's indemnities and insurance coverage. In the future, BRP may not be able to adequately insure its product liability risk or the cost of doing so may be prohibitive. Adverse determination of material product liability claims made against BRP could have a material adverse effect on its financial condition and harm the Company's reputation.

        In addition, if any of the Company's products are, or are alleged to be, defective, BRP may be required to participate in a recall of that product if the defect or alleged defect relates to safety. BRP has been the subject of numerous lawsuits for product liability claims related to fuel tanks for certain of its personal watercraft which were the subject of a recall and to the steering design of personal watercraft and anticipate future suits of this nature. These and other claims BRP faces could be costly to the Company and require substantial management attention.

BRP has less control over the quality and timeliness of products manufactured by others.

        BRP has entered into and intends to enter into manufacturing agreements with third parties to produce some of its products, which it markets under its brand names. BRP has entered into agreements with a Taiwanese manufacturer to produce entry-level ATVs and related components under BRP's brand. BRP has also entered into an agreement with a Japanese manufacturer to supply a substantial portion of its Johnson 4-stroke engines. BRP will have less control over the quality and timeliness of production of these products. Similarly, in return for royalties, BRP licenses some of its trademarks to third parties that manufacture and sell their products under the Sea-Doo or Ski-Doo name, for example. As all of these products will carry BRP's name or trademarks, any manufacturing defects would be associated with BRP and may harm its reputation and sales.

A downturn in general economic or business conditions, either domestically or internationally, could adversely affect the Company's business.

        Many of BRP's products, including snowmobiles, ATVs, sport boats and personal watercraft, are considered to be discretionary purchases by its customers and, as a result, sales of these products tend to decline during periods of economic uncertainty. Accordingly, any significant decline in general economic conditions, including uncertainty regarding future economic prospects, could have a material adverse effect on the Company's business, financial condition and results of operations. BRP's business is also subject to changes in consumer preferences. There can be no assurance that interest in BRP's products will continue to grow, or that it will be able to sustain current levels of production and sales, or to increase such levels. Any significant decline in the size of the market of any of its products as a result of downturn in general economic conditions could have a material adverse effect on its business, financial condition and results of operations.

Compliance with existing and changing environmental and safety laws and regulations could increase the Company's costs or restrict its business.

        The Company is subject to extensive environmental and safety laws and regulations concerning, among other things, emissions and discharges to waters, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Environmental risks and liabilities are inherent in many of the Company's manufacturing operations and products. Future environmental liabilities may occur or environmental damages may result in future liabilities due to prior or present practices. From time to time, BRP has incurred and continues to incur costs and obligations related to environmental compliance matters. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of additional liabilities or restrictions. Potential liabilities resulting from past or present practices cannot be estimated at this time and may be significant. Further, BRP has from time to time acquired other businesses or entities and it may be subject to claims based on successor liability with respect to the prior activities of entities or businesses it acquired. BRP is aware that there is or may be soil or groundwater contamination at certain of its facilities resulting from current or former operations. These matters are in various stages of investigation and may result in material costs.

        Additionally, changes in environmental or other laws could require extensive changes in BRP's operations or to its products. BRP cannot anticipate what the costs of compliance with these changes might be. New engine emission regulations are being phased in through the year 2010 by the U.S. federal government, the State of California, the Canadian government and the European Union and products sold in the European Union are subject to the noise reduction directive applicable to outdoor equipment that became effective January 1, 2002.

        BRP cannot be certain, however, that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and give rise to additional material environmental liabilities which could have a material adverse effect on its business, financial condition or results of operations.

Access to riding areas for motorised recreational vehicles may become more controlled.

        Certain groups have made efforts in Canada and elsewhere to have legislation passed that would restrict access by motorised recreational vehicles to public lakes, parks and other areas. A reduction in the number of areas in which BRP's products can be used may result in a reduction in BRP's sales and could have a material adverse effect on its business, financial condition or results of operations.

BRP may not always be able to terminate its relationships with particular dealers and distributors, which could limit its ability to improve its dealer and distributor network and could increase its costs.

        BRP is subject to regulations and other restrictions on its ability to terminate its dealer and distribution relationships, which prescribe the means by which it can terminate dealer and distributor relationships and impose penalties for failure to comply. There is currently litigation pending against BRP pursuant to the regulations with respect to certain dealers with whom it has terminated its relationship. Even if BRP prevails on these matters, it may spend a considerable amount of time and money to do so. These restrictions may also prevent or deter BRP from terminating dealer and distributor relationships that are unprofitable or otherwise undesirable to maintain.

BRP's international operations subject it to additional risks, which risks and costs may differ in each country in which the Company does business, and may cause its profitability to decline.

            BRP conducts its business in many countries. BRP's financial condition and results of operations may be adversely affected if the markets in which it competes are affected by changes in political, economic or other factors. These factors, over which the Company has no control, may include:

  recessionary trends in international markets;
  changing labour conditions and difficulties in staffing and managing its foreign operations;
  increases in the taxes the Company pays and other changes in applicable tax laws;
  legal and regulatory changes and the burdens and costs of its compliance with a variety of laws, including trade restrictions and tariffs;
  difficulties in obtaining and enforcing intellectual property rights;
  changes in inflation rates;
  changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds; and
  political and economic instability.

Fluctuations in the value of the Canadian dollar in relation to other currencies may lead to lower revenues and earnings.

        Exchange rate fluctuations could have an adverse effect on BRP's results of operations. The majority of the Company's revenue and debt is in U.S. dollars while the majority of its cost of sales and operating expenses is in Canadian dollars and Euros. A portion of BRP's sales and operating expenses are in currencies of other countries, including Australia, Finland and Norway. Sales made outside Canada are denominated in the currency of the country in which the sale is made, and this currency could become less valuable when converted into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could lead to increased prices to customers outside Canada, or could result in lower revenues for BRP, on a Canadian dollar basis, from such customers. For the twelve-month period from February 1, 2004 to January 31, 2005, the U.S. dollar weakened against the Canadian dollar by 6.7% from 1.3264$CA/$US to 1.2380$CA/$US. For the same period, the Euro weakened against the Canadian dollar by 2.2% from 1.6520$CA/Euro to 1.6157$CA/Euro.

            For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar denominated debt into Canadian currency under GAAP. Consequently, the Company's reported earnings or equity under GAAP could fluctuate materially as a result of foreign exchange translation gains or losses.

Loss of key personnel or BRP's inability to attract and retain qualified personnel could hurt its business and inhibit its ability to operate and grow successfully.

        BRP's success will continue to depend to a significant extent on its leadership team and other key management personnel as well as its ability to attract and retain qualified personnel to staff its manufacturing, research and development, design, marketing, distribution and international operations. The loss of these employees or BRP's inability to recruit and retain qualified personnel could have a material adverse effect on its operating results.

Since BRP does not sell its products under long-term purchase commitments and may not correctly estimate demand, production delays or poor marketing judgement could diminish sales.

        BRP's ability to predict future demand for its products and to timely develop new products to meet that demand will influence its performance. BRP plans annual production levels and long-term product development and introductions based on anticipated demand. For the majority of sales, BRP does not have long-term purchase commitments or non-revocable orders. The Company relies on its market assessment and regular communication with its dealers and other customers to anticipate the future volumes of purchase orders. Changes in product demand or delays in product delivery by BRP could impair its ability to achieve sales goals or maintain profitability.

Employment related matters such as unionisation and pension plan obligations may affect BRP's profitability.

        BRP's employees in Austria and Finland are members of each country's national union. While the Company has positive labour relations in these and its other locations, it has little control over the labour laws, national collective bargaining agreements or union activities in these areas and could face difficulties in the future. The Company and certain of its employees at the Valcourt Facility in Canada are parties to a stability agreement concerning the terms of their employment. The stability agreement provides that certain employees classified as "permanent employees" may not be laid off except under specified circumstances. Additionally, these employees are entitled to receive a portion of their salary even if they are not working due to supply shortages or problems related to the Company's business development. As a result of the stability agreement, BRP's profit margins could be reduced in the event that it produces and sells fewer products but is required to continue to pay its employees. BRP may have to negotiate similar agreements in other locations to avoid significant labour disruptions.

        The Company maintains non-contributory defined benefit plans that provide for pensions and post-retirement benefits to its employees in Canada. With the support of the affected employees, BRP will establish a defined contribution plan as of June 1, 2005 to replace an existing defined benefit plan, for future service only. In the United States, the Company provides for a defined contribution plan to its employees and a supplemental defined benefit pension plan for its senior management. A defined benefit pension plan is also offered to the Company's employees in Austria, Belgium and Norway. In the event BRP were to experience shortfalls in its pension plans, due to economic conditions or otherwise, BRP would be obligated in Canada and may be obligated in other jurisdictions to fund these shortfalls. These obligations would divert sums which could be used to increase revenues or be contributed to marketing, research and development or other areas of its business.

The predecessor historical financial information may not be representative of BRP's results as a separate company.

        The historical financial information of BRP's predecessor included in this annual report may not reflect what the results of operations, financial position and cash flows would have been, had BRP been a separate, stand-alone entity during the periods presented, or what its results of operations, financial position and cash flows will be in the future. Accordingly, BRP's historical results of operations of the predecessor may not be indicative of its future operating or financial performance.

ITEM 4- INFORMATION ON THE COMPANY

A. History and development of the Company

BRP's History

        BRP's legal name is Bombardier Recreational Products Inc. BRP was incorporated under the laws of Canada on November 3, 2003 and is a wholly owned subsidiary of J.A.B. Prior to December 18, 2003, BRP's business was operated as the recreational products division of Bombardier Inc. The recreational products division of Bombardier Inc. was the founding business on which that company expanded into a world leader in transportation products. In 1937, Joseph Armand Bombardier developed a vehicle with steerable skis in front of a set of tracks that could travel across snow. Bombardier Inc. was founded in 1942 to manufacture this tracked vehicle and later produced what became the modern snowmobile. The first Ski-Doo snowmobile was launched in 1959. Thereafter, the recreational products division was expanded to other recreational motorised products, including the Sea-Doo personal watercraft in 1968, Sea-Doo sport boat in 1994, and ATV in 1998. Bombardier Inc. also made key acquisitions that complemented its recreational product business, including the acquisition in 1970 of the Austrian company that manufactured Rotax engines, the acquisition of the Lynx brand snowmobile in 1988 and the acquisition of the Johnson and Evinrude outboard engine brands and related assets in 2001.

        On December 18, 2003, BRP purchased Bombardier Inc.'s recreational products business for a total consideration of $806.3 million.

        On July 23, 2004, the Company's board of directors approved the sale of its utility vehicles segment. The transaction was completed on August 30, 2004 and the utility vehicles segment was sold for net proceeds of $40.3 million. The sale of the utility vehicles segment did not have a significant impact on the results of operations or financial position of the Company. For the combined year ended January 31, 2004, revenues from the utility vehicles segment represented 3.3% of BRP's combined revenues and segment operating profit represented 4.6% of its combined segment operating profit.

B. Business overview

General

        BRP is a leading designer, manufacturer and distributor of motorised recreational products worldwide. Its business consists of a diversified portfolio of products. BRP has a leading market share position in each of its established products: snowmobiles (the Ski-Doo brand in North America and the Lynx brand in Europe), personal watercraft (the Sea-Doo brand), and sport boats (the Sea-Doo brand). In 1998, the Company launched its own product line for all terrain vehicles, or ATVs. In 2001, BRP also entered the market for outboard engines by acquiring the Johnson and Evinrude brands from Outboard Marine Corporation. BRP's products have a large base of customers who currently use its products. This installed base supports a recurring stream of revenue from related parts, accessories and clothing sales. The Company's products are distributed worldwide through approximately 1,600 power sports dealers and 1,800 marine dealers and through approximately 55 power sports distributors and 70 marine distributors.

BRP's Businesses

Power Sports Segment

        The Company's power sports segment includes its snowmobile, personal watercraft, ATV, sport boat and engine businesses, including any related parts, accessories and clothing operations. During the year ended January 31, 2005, the Company's power sports segment generated revenues of approximately $1,951.3 million.

        Snowmobiles. The Company's founder introduced the first modern day snowmobile in 1959. BRP currently produces a full line of products marketed under the Ski-Doo brand name in North America and Europe and the Lynx brand name in Europe. The International Snowmobile Manufacturer's Association estimates that the size of the snowmobile market in North America was approximately U.S.$1.1 billion in model year 2004. BRP leads this market as well as the European market for the number of retail units sold in model year 2005. The Company attributes its success in these markets to its product performance and innovation and its broad distribution network. BRP's products have been recognised with industry-related and other awards for many years. In model year 2003, BRP released the REV platform, which changed the rider's position on the sled, improving manoeuvrability and comfort. Widespread market acceptance of the design helped BRP to continually increase its North American market share from model year 2002 to model year 2005. The Company's distribution network consists of approximately 840 dealers in North America.

        The Company believes the timing of snowmobile sales is affected by trends in snowfall. From 1994 up to 1998, snowfall was above 20-year average levels in the U.S. and industry unit sales increased by approximately 9% per year during that period. The Company believes that the above average snowfall contributed to an acceleration of sales in these years that would have otherwise been made after 1998. Because of this trend and several subsequent years of below average snowfall, industry unit sales experienced a compounded annual decrease of approximately 5% from model year 1999 to model year 2004. Despite these negative trends, BRP was able to increase its sales of retail units from model year 2002 to model year 2004. Due to BRP's more than 45-year presence in the industry and its market leadership, the Company has a large installed base of snowmobiles. Through the sale of related parts, accessories and clothing, this installed base generates a recurring stream of revenues.

        Personal Watercraft. BRP introduced the first sit-down personal watercraft in 1968. BRP currently produces a full line of personal watercraft marketed under the Sea-Doo brand name. The National Marine Manufacturer Association, or NMMA, estimates the U.S. retail market was approximately U.S.$716.5 million for calendar year 2003. BRP has led this market for several years and has increased its share of retail units sold in North America from model year 1992 to model year 2004. BRP's gains in market share have been, in part, due to its product performance and innovation as well as its broad dealer network. The Company's products have been recognised with industry-related and other awards for many years. In model year 2004, BRP introduced an "inter-cooled supercharged" version of its 4-TEC engine in the Sea-Doo RXP, which at 215hp is the industry's most powerful personal watercraft. BRP believes its customers are attracted to personal watercraft with 4-TEC engines due to their performance, lower emissions and sound levels. BRP's distribution network consists of approximately 900 dealers in North America.

        During the mid-1990s, personal watercraft use gained popularity. The large number of new users created problems with safety and pollution. This resulted in more regulatory scrutiny, with several bans and restrictions proposed against the use of personal watercraft. Due in part to this increased regulatory activity, new unit sales across the industry declined approximately 14% annually from model year 1995 to model year 2001 in the United States. Personal watercraft have significantly improved noise control and emissions standards, and the market has since started to stabilise. The active regulatory environment has also eased with several favourable rulings at important water destinations in the United States. The Company expects the market to be relatively stable going forward. Despite the declining industry volumes in the past five years, BRP has continued to gain market share. As a result of its history of market leadership, BRP has a large installed base of personal watercraft that generates a recurring stream of revenues from the sale of related parts, accessories and clothing.

        All-terrain Vehicles. The first 3-wheel ATV product was introduced in North America in 1971, and the modern 4-wheel ATV was introduced during the late 1980s. Since that time, the North American market has expanded each year. The Motorcycle Industry Council estimates the U.S. retail market was approximately U.S.$4.4 billion in 2004. BRP believes that, similar to other consumer product categories that have experienced rapid growth, the ATV market will contract and then stabilise over the next few years. BRP began producing a limited line of ATVs in 1998 to leverage its manufacturing facilities, technology and dealer network. Since that time, BRP has expanded its ATV product lines to cover most market segments. The Company's products have been recognised with industry awards. The Company's distribution network consists of approximately 1,200 dealers in North America. In addition, the Company has a supply agreement with Deere & Company to manufacture John Deere-branded ATVs, which are sold through Deere & Company's dealer network in North America.

        Sport Boats. BRP entered the recreational boating industry in 1994 as an extension of its already successful personal watercraft business. The model year 2005 line-up is composed of eight platforms and ten different models of sport boats marketed under the Sea-Doo brand name, which address sport performance and all-purpose recreational needs of consumers in the sport boat segment of the recreational boating industry. Sport boats represent a specific niche in the market, representing motorised boats that utilise jet power rather than conventional propeller propulsion. Relative to conventional boats, sport boats provide superior acceleration, handling, increased safety for swimmers and marine wildlife and better accessibility to shallow waters. The U.S. sport boat retail market was estimated by the NMMA to be approximately U.S.$115.3 million in 2003. According to Statistical Surveys, Incorporated, BRP leads the sport boat market in North America. The Company's distribution network consists of approximately 300 dealers in North America.

        Engines. The Company manufactures engines for a broad array of vehicles and equipment under the Rotax brand name. These engines are used in its Ski-Doo and Lynx snowmobiles, its Sea-Doo personal watercraft and sport boats. The Company believes it is the world's leading supplier of engines for light and ultra-light aircraft. In some cases, the Company has established long-term relationships with certain manufacturers to purchase its engines, including BMW and Aprilia (now owned by Piaggio) for motorcycle engines.

Marine Engines Segment

        The NMMA estimated the U.S. outboard engine retail market to be approximately U.S.$2.55 billion in 2003 and it further observed that over the past several years, the industry continued to experience a shift toward 2-stroke direct injected (DI) and 4-stroke engines, away from traditional 2-stroke carbureted engines. According to the NMMA, DI and 4-strokes further strengthened their dominance in 2004, capturing a 65.3% share of US wholesale shipments, up from 60.2% in 2003 and 53.7% in 2002. While emissions standards initially prompted this shift, these technologies continue to gain momentum due to actual and perceived advantages over carbureted technology. These include, but are not limited to, emissions, fuel efficiency and noise. BRP, under the Evinrude brand, has the most extensive line-up of 2-stroke DI engines.

        As a result of the Outboard Marine Corporation asset acquisition and the subsequent improvement BRP has instituted, BRP's share of the North American wholesale market has grown from 2001 to 2004. Due to the long history of the Johnson and Evinrude brands, BRP has a large installed base of outboard engines in the United States. In addition, BRP's Evinrude E-TEC technology has won several industry-related and other awards including as a product that enhances boating safety, due to the low carbon monoxide emission levels. During the year ended January 31, 2005, the Company's marine engines segment generated revenues of approximately $561.1 million.

Related Parts and Accessories

        BRP provides parts, accessories and clothing related to its power sports and marine engine products. Revenues from the sale of parts, accessories and clothing related to each segment are included in the results of operations for that segment. The parts BRP sells include consumables (e.g., oil), wearable components (e.g., spark plugs and transmission belts) and replacement parts (e.g., pistons and windshields), while the accessories it sells include products that enhance or modify vehicle functionality (e.g., second passenger seats, coloured covers and racks). Parts and accessories sales are driven mainly by the installed base of vehicles sold in current and past seasons and are recurring in nature. Of the parts and accessories sold by the Company, many are components, gauges and other parts which are not provided by another vendor. BRP also sells clothing, mainly in connection with its snowmobile and personal watercraft products, which reflects its brands and is designed with colours and logos to match its products.

BRP's Products

Power Sports

        Snowmobiles. BRP produces a broad line of snowmobiles, consisting of 14 models, marketed under the Ski-Doo brand name in North America and Europe and the Lynx brand name in Europe. This broad product offering allows the Company to successfully compete in all segments of the snowmobile market. BRP's snowmobiles offer a wide range of standard and optional features that enhance their operation, riding comfort and performance. BRP also introduces new models every year and its leadership in innovation, technology, style and performance has been recognised through numerous industry honours and awards.

        The REV platform continues to gain market share. This new design positions the snowmobile driver 12 inches forward, creating a smoother ride and improving manoeuvrability. The REV has enjoyed considerable success on the racing circuit, winning many races during the 2005 racing season, including the SnoCross event of the 2005 X-Games and the HillCross event. For model year 2006, BRP has introduced a lighter platform based on the popular REV. This lighter snowmobile is expected to attract new customers to the sport.

        The Company's 2006 Ski-Doo models carry suggested retail prices ranging from U.S.$3,999 - U.S.$11,949 (excluding the Mini Z model which retails for U.S.$2,149) for the U.S. market. The Company's Lynx models carry suggested retail prices which are slightly higher. BRP also generates revenue from the sale of parts, accessories and clothing related to its snowmobile products. The Company's clothing reflects the Ski-Doo brand for enthusiast riders who value having clothing with colours and designs to match their sleds.

        Personal Watercraft. The Company introduced the first sit-down personal watercraft in 1968, and relaunched its personal watercraft in 1988. The Company introduced the first three-seat personal watercraft in 1990 and the first high-performance product in 1991. BRP currently produces a full line of personal watercraft, consisting of 11 models, marketed under the Sea-Doo brand name. BRP also generates revenue from the sale of parts, accessories and clothing related to these products, which sales are driven mainly by the existing fleet of personal watercraft sold in current and past seasons and are recurring in nature. BRP's personal watercraft products have been recognised with many industry honours and awards.

        In model year 2005, BRP introduced its popular 4-stroke 4-TEC engine into a new 3-seater personal watercraft, the RXT. For the 2004 season, BRP introduced the Sea-Doo RXP "inter-cooled supercharged" engine, which at 215hp is the industry's most powerful personal watercraft. The Company believes that new buyers are attracted by the high horsepower performance and environmental characteristics of the RXP. In 2004 BRP also introduced a new kind of personal watercraft, the Sea-Doo 3D, the world's first personal watercraft to offer multiple riding experiences. The Sea-Doo 3D has already won several awards due to its innovative design and concept.

        The Company also supports safe boating training and educational initiatives as well as safety innovations for its products. BRP has been recognised by the U.S. Coast Guard and the National Transportation Safety Board for its contribution to recreational boating safety. In 2000, BRP introduced the Sea-Doo Learning Key, which limits the top speed to approximately 35 mph for less experienced riders. The Sea-Doo Off-Power Assisted Steering System was introduced in 2001 to provide added manoeuvrability by assisting the steering of the watercraft in off-throttle and off-power situations.

        BRP's 2005 Sea-Doo models carry suggested retail prices ranging from U.S.$6,299 - U.S.$12,999 for the U.S. market. BRP also generates revenue from the sale of parts, accessories and clothing related to its personal watercraft products.

        All-Terrain Vehicles. BRP offers a broad array of ATVs in all major segments of the industry. In 2002, BRP was the first company to introduce a two-rider ATV. The response from the specialised press, dealers and customers has been extremely positive. BRP's ATVs have been recognised with many industry honours and awards.

        The 2005 ATV models carry suggested retail prices ranging from U.S.$3,299 - U.S.$8,599 (excluding the youth models which retail between U.S.$1,799 - U.S.$2,399) for the U.S. market.

        Sport Boats. BRP has been manufacturing sport boats since 1994. Its model year 2004 line-up is made of eight families of sport boats under the Sea-Doo brand name. BRP's sport boats are available in both the sport performance segment, with the Sportster and Speedster platforms, and the recreational all-purpose segment, with the Challenger, Utopia and Islandia platforms. BRP's sport boats have received many industry honours and awards.

        For the 2005 season, BRP launched three new boats including the newly designed Challenger, which is equipped with a 4-TEC engine supplied by Rotax. BRP's sport boats carry suggested retail prices ranging from U.S.$11,599 to U.S.$33,899 for sport performance boats and U.S.$21,999 to U.S.$36,999 for recreational all-purpose boats for the U.S. market.

        Engines. The Company's facility in Gunskirchen, Austria designs, develops and manufactures engines for a broad array of vehicles and equipment under the Rotax brand name. Rotax engines are used in Ski-Doo and Lynx snowmobiles, Sea-Doo personal watercraft and sport boats, and Bombardier ATVs, as well as in other manufacturers' motorcycles, scooters, karts and small and ultra-light aircraft.

  Motorcycle and Scooter Engines. The Company develops and produces motorcycle and scooter engines. Motorcycle engines represented over 74% of external engine units sold in fiscal year 2004/2005. The Company has long-standing relationships whereby it produces engines for BMW and Aprilia motorcycles and manufactures small engines for two-wheelers produced by Aprilia (now owned by Piaggio).

  Aircraft. The Company is a leading developer and supplier of engines for light-weight and ultralight aircraft.

  Kart. The Company has been developing and manufacturing engines for kart racing since 1983, and in 1997 entered the recreational karting market segment.

Marine Engines

        BRP's model year 2005 product line-up offers a full range of outboard engines available across all three current technologies in the industry: Johnson 2-stroke carbureted and 4-stroke technology, and Evinrude 2-stroke direct injection and E-TEC direct injection technologies. Johnson branded engines are targeted at consumers desiring conventional 2-stroke and 4-stroke technology, ranging from 3.5 hp to 225 hp. The Evinrude brand focuses on delivering new and innovative technology to consumers. In the model year 2005 product line-up, Evinrude 2-stroke direct injection and E-TEC engines are offered in 59 models in North America ranging from 40 hp to 250 hp. In addition, BRP's Evinrude E-TEC technology has won several industry-related and other awards, including as a product that enhances boating safety, due to the low carbon monoxide emission levels.

        In 2004, BRP expanded the E-TEC line-up, launching V6 models from 200hp to 250hp. These models have all of the attributes of the smaller platforms (40hp to 90hp), including California Air Resources Board (CARB) "3-Star Ultra-Low Emission" certification, no scheduled dealer maintenance required for three years for recreational use and lower weights than comparable 4-stroke engines.

Manufacturing and Supply

        The Company's manufacturing operations are conducted through nine manufacturing facilities worldwide. The Company's specific manufacturing facilities and their specific businesses and supplier relationships are described below. The manufacturing of most of the Company's parts, accessories and clothing business is outsourced.

        Power Sports. The Company's manufacturing facility in Valcourt, Québec produces Ski-Doo snowmobiles, Sea-Doo personal watercraft, Bombardier ATVs and related components. While ATV production is year-round, Valcourt maximises its utilisation by producing snowmobiles and personal watercraft in opposite seasons. At Valcourt, the Company has identified specific core manufacturing competencies (including final assembly, aluminium forming and welding, steel forming and welding and painting) and has chosen outside vendors to provide other vehicle components. Valcourt's most significant supplier is the Company's Rotax unit. Most of Valcourt's other suppliers, which principally provide tracks, hulls, plastics, seats, and transmission components are located near the facility. In addition, in 2001 and 2002 the Company entered into agreements with a Taiwanese manufacturer, whereby such manufacturer produces entry-level and youth model ATVs and related parts for BRP. The Company expects the outsourcing of these products will continue to provide considerable cost savings for BRP.

        The Company's Rovaniemi, Finland facility produces Lynx and certain models of Ski-Doo snowmobiles, and related components. This facility is focused on snowmobile final assembly, steel forming, and painting. Its most significant supplier is Rotax. To benefit from economies of scale and reduce tooling costs it purchases several components in common with Valcourt. Most of Rovaniemi's other suppliers, which principally provide tracks, plastics, seats, and suspension components, are located near the facility or in continental Europe.

        The Company's manufacturing facility in Benton, Illinois produces sport boats. The Benton facility focuses on manufacturing fiberglass hulls and decks, as well as boat assembly. Benton's most significant supplier is Rotax. Most of Benton's other suppliers, which principally provide trailers, plastics, raw materials for fiberglass hulls and boat accessories, are located in the continental U.S.

        The Company's facility in Gunskirchen, Austria produces Rotax engines for BRP's snowmobiles, personal watercraft, sport boats and ATVs, as well as engines for other original equipment manufacturers of motorcycles, karts and light aircraft. Manufacturing operations are focused on engine assembly and machining of critical engine components. Most of Rotax's suppliers, which principally provide castings, electrical and mechanical components, are located in Europe.

        Marine Engines. BRP has consolidated machining and final assembly of outboard engines at facilities in Sturtevant, Wisconsin, Juarez, Mexico and Dongguan, China. Facilities in Spruce Pine, North Carolina and Delavan, Wisconsin produce engine components such as lost foam castings and direct injection fuel systems. These two facilities are held for sale. Production of outboard engines runs year-round.

        Most of the outboard engine suppliers are located in the United States, with a few suppliers located in Asia. BRP has entered into an agreement with a Japanese manufacturer which supplies 4-stroke engines, that are sold under the Johnson brand name. With respect to the manufacture of outboard engines, the Company believes that further cost synergies may be achieved by continued optimisation of the manufacturing footprint and supplier network.

Distribution, Sales and Marketing

Distribution and Sales—Power Sports

        BRP distributes snowmobiles, personal watercraft and ATVs worldwide through a network of approximately 1,600 power sports dealers, 1,800 marine dealers and 55 power sports distributors and 70 marine distributors. BRP also distributes sport boats through both power sport dealers and marine dealers throughout North America. BRP's dealers enter into contractual arrangements pursuant to which the dealer is authorised to market specific product lines and is required to stock service parts and perform warranty and other services. Most of these contracts do not require a dealer to market the Company's products exclusively. Based on volume and other criteria, dealers become entitled to discounts, co-op advertising, inventory financing and non-current unit discounts.

        For snowmobiles and personal watercraft, dealers place an annual order at dealer meetings held in February for Ski-Doo and in September for Sea-Doo. For ATVs, BRP takes biannual formal orders from dealers and on-going orders in between formal order periods. The dealership base for Ski-Doo and Sea-Doo is stable and mostly composed of dealers with whom BRP has enjoyed a long-standing relationship. For ATVs, which require much broader geographical coverage, BRP continues to expand its coverage while also enhancing its current dealer base. To promote new dealerships and to service its existing dealer network, BRP employs district sales managers and regional sales managers throughout North America.

Distribution and Sales—Marine Engines

        In North America, outboard engines are distributed through two channels: boat builders and independent marine dealers. The majority of new outboard-powered boats today are sold by boat builders to dealers as a package (boat plus outboard engine). BRP has entered into non-exclusive supply agreements with many independent boat builders. BRP agrees with boat builders on a non-binding target order volume for a model year, which allows it to plan production and the boat builder to plan for a certain level of discount. BRP also maintains established relationships with more than 1,800 independent outboard dealers (full-line and package only) to distribute Johnson and Evinrude products, including parts and accessories. Full-line dealers order products directly from the factory, while package dealers order boats with BRP's outboard engines but do not order outboard engines directly from BRP. Outside of North America, BRP's outboard engines are sold through distributors. BRP sells its engines to over 70 countries.

Marketing

        BRP's marketing efforts are focused on two target customers: dealers/distributors and consumers. To attract dealers and distributors and provide incentives for retailing its products, BRP holds several dealer meetings, arranges for inventory financing, makes available point-of-purchase material (including brochures, posters and stands), and offers targeted discounts and rebate programs and other incentives.

        BRP reaches consumers directly by promoting its products using print advertising in industry press, user groups, websites and newspapers, as well as via television advertising. In January 2005, BRP launched a 30-minute infomercial for its Evinrude E-TEC outboard engines. BRP also participates in a number of sponsorship activities, and sponsors the Ski-Doo X-Team, a professional snowmobile racing team, as well as other independent racers. The Company also sponsors Team Evinrude, a team comprised of fishing professionals who compete on professional circuits, as well as a number of fishing programs broadcast primarily on Fox TV Sports Network.

        During the year, the Company and the Outdoor Life Network entered into an agreement to produce and air a television show called "The Ultimate Playground - Powered by BRP." The show's eight original episodes are planned to showcase the Company's products in high-energy, adventure settings. The

Company believes "The Ultimate Playground" concept, an industry first, will be a highly effective marketing tool.

Competition

        The Company's businesses, including the snowmobile, ATV, personal watercraft, outboard engine and sport boat businesses, are highly competitive. The Company competes domestically and internationally with individual producers as well as with vertically integrated manufacturers, some of which have resources greater than BRP does. Competition in such markets is based upon a number of factors, including brand loyalty, price, quality, reliability, styling, product innovations and features, and warranties. At the dealer level, competition is based on a number of factors including sales and marketing support programs (such as financing and co-operative advertising). In addition, BRP's products compete with many other recreational products and activities for the discretionary spending of consumers.

        Power Sports. BRP's power sports businesses are typically mature markets with a few large international competitors with access to significant financial resources. BRP's principal competitors in snowmobiles are Arctic Cat, Polaris and Yamaha; in personal watercraft are Kawasaki, Yamaha, and Honda (Polaris announced its exit from the market in 2004); in ATVs are Arctic Cat, Honda, John Deere, Kawasaki, Polaris, Suzuki and Yamaha; and in sport boats are Sugar Sands and Yamaha (Polaris announced its exit from the market in 2004).

        Not all of these competitors compete in each of the markets that the Company does, however, BRP believes that most have the resources to do so. BRP believes that significant barriers to entry currently exist in these businesses due to brand loyalty, long-standing dealer and distribution networks, limited engine sources, manufacturing and engineering expertise and high initial start-up costs. In some cases, competitors offer similar products, with a smaller number of platforms than BRP does, but in other markets, like ATVs, the Company's competitors have a broader product offering.

        Marine Engines. The marine engine market is extremely competitive, with several major international companies comprising the majority of the market. During Outboard Marine Corporation's bankruptcy proceedings, many of its customers moved their business largely to other competitors. Since acquiring assets of Outboard Marine Corporation's outboard engine business, BRP has been working to regain that company's historical market share. Key to regaining market share has been regaining credibility with dealers and boat manufacturers by providing better service, expanding BRP's product line and introducing new technologies.

Intellectual Property

        The Company relies on a combination of patent, design, copyright, trade secret, and trademark laws to protect certain aspects of its business.

        Over the past several years, the Company has worked aggressively to expand the proprietary position afforded by its patent portfolio, both through acquisitions and original patent filings. As of January 31, 2005, the Company owned or had rights to use more than 1,150 issued or pending U.S. patents and patent applications directed to engine technologies and other important product features and product designs. The Company also has related patents and patent applications in Canada, Europe, and other jurisdictions. The Company plans to continue investing in this area as it improves existing technologies and develops new ones.

        In addition to protecting BRP's technological innovations, the Company relies on a combination of registered and unregistered trademark rights to protect its position as a branded company with strong name recognition. The Company uses the registered trademarks Ski-Doo®, Sea-Doo®, Bombardier®, Johnson®, Evinrude®, Lynx® and Rotax® in association with their respective product lines and related accessories. BRP has entered into a license agreement with Bombardier Inc. which, among other things, enables it to continue to use certain marks owned by Bombardier Inc. (including the Bombardier®

trademark) which were not otherwise assigned to BRP in connection with the Transactions in association with its products and at its products' dealerships.

        Monitoring the unauthorised use of the Company's intellectual property is difficult, and the steps taken may not prevent unauthorised use by others. The failure to adequately build, maintain and enforce the Company's intellectual property portfolio could impair the strength of its technology and its brands, and harm its competitive position.

Regulation

        The Company's operations are subject to extensive federal, state, provincial, territorial, local and international environmental and safety laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation, disposal and discharge of hazardous and nonhazardous substances and materials into the environment and employee health and safety. Permits are required for certain of the Company's operations, which are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their laws and regulations, and violations may result in enforcement actions such as convictions, the payment of fines or the issuing of injunctions, or some combination of the foregoing. As the requirements of such laws and enforcement policies have generally become stricter in recent years, the Company is unable to predict the ultimate cost of compliance with environmental and health and safety laws and enforcement policies. The Company endeavours to ensure that its facilities comply with applicable environmental laws and regulations.

        Laws and regulations relating mostly to engine gaseous emissions, sound levels, safety and construction standards or motorised recreational products are in place or will gradually be implemented in jurisdictions where the Company's products are manufactured and sold. BRP believes its products comply with all existing legislative and regulatory requirements in the jurisdictions where they are manufactured or sold. Moreover, BRP is taking appropriate measures to ensure that its products will be compliant with anticipated more stringent regulations as they become effective from time to time. Such measures include re-calibration of existing engines/vehicles, development of revised engine combustion chamber/vehicle configurations, as well as development of new technologies. While these efforts require substantial expenditures, it is impractical at this time to isolate these specific costs from total project costs.

Legal Proceedings

        The Company is engaged in a business which exposes it to potential claims from the use of its products, many of which are motorised vehicles that may be operated at high speeds and in a careless or reckless manner. The Company has approximately 140 pending legal proceedings, 70% of which are in the United States. The Company vigorously defends all litigation to which it becomes subject, but there can be no assurance that it will be successful or that, if not successful, that the Company's insurance will be sufficient to cover any resulting liability.

        Approximately half of all pending litigation consists of product liability cases. The most common product liability lawsuits the Company faces involve (i) allegations that its personal watercraft are defectively designed or lack adequate warnings, because they require power to steer, and operators sometimes let go of the throttle when attempting to avoid a collision (this is commonly referred to as the off-throttle steering issue), (ii) alleged fuel tank explosions for certain of its personal watercraft that were subject to a recall campaign and (iii) crashes of ultralight airplanes which use Rotax engines. With respect to product liability claims which arise as a result of personal injury or property damage that occurred prior to the consummation of the Transactions, currently approximately 93% of the pending product liability cases, Bombardier Inc. has agreed under the purchase agreement to indemnify BRP for certain amounts. The Company has insurance with respect to any future claims in amounts determined by it to be appropriate, however, claims may arise in the future in excess of its indemnities and insurance coverage.

        The Company is also subject to patent infringement claims or other claims involving its intellectual property. The Company currently has one U.S. patent infringement lawsuit outstanding against it, for an undetermined amount of damages. In 2000, Boss Control, Inc. filed a claim alleging that the Company's safety lanyards on its snowmobiles and personal watercraft infringe a patent held by Boss Control. BRP obtained summary judgement in its favour in April 2004 but the plaintiff appealed. While the Company cannot predict with certainty the final outcome of this action, it believes that its resolution will not materially affect its business. If BRP is unsuccessful with respect to this matter, it may be enjoined from using the technology that is the subject of Boss Control's patent or be required to obtain a license agreement on less advantageous terms. If enjoined, the Company will need to design around the patent it is alleged to be infringing, which could take substantial time and resources.

C. Operational structure

        The Company, incorporated under the laws of Canada, is a wholly owned subsidiary of J.A.B., its parent, also incorporated under the laws of Canada. The Company's significant subsidiaries, all of which are wholly owned, are:

  BRP US Inc., incorporated under the laws of the state of Delaware;
  BRP-Rotax GmbH & Co. KG, a partnership governed by the laws of Austria; and
  BRP Finland Oy, incorporated under the laws of Finland.

D. Property, plants and equipment

Properties

        BRP owns its executive offices located in Valcourt, Québec, Canada. BRP owns seven separate manufacturing facilities worldwide and leases two manufacturing facilities in Delavan, Wisconsin and Guangdong, China. BRP also owns or leases approximately 30 other sales, distribution, test and engineering facilities worldwide. The obligations under the Company's senior secured Amended and Restated Credit Agreement are secured by the assets of the Company and certain of its subsidiaries. For a description of any environmental issues that may affect the Company's utilization of its assets see "Item 4 - Business Overview - B. Regulation." Each of BRP's manufacturing facilities is set forth in the table below:

	Approx.
Manufacturing facilities	Size (sq. ft.)	Status	Products

Power Sports Facilities:

Valcourt, Québec, Canada	935,600	Owned	Snowmobiles, personal watercraft, and ATVs
Gunskirchen, Austria	570,000	Owned	Rotax engines and engine components
Benton, Illinois, U.S.	380,000	Owned	Sport boats
Rovaniemi, Finland	60,000	Owned	Snowmobiles

Marine Engines Facilities:

Sturtevant, Wisconsin, U.S.	450,000	Owned	Outboard engines, machining and assembling

Spruce Pine, North Carolina, U.S.	260,800	Owned	Lost foam casting of components for outboard engines

Juarez, Mexico	199,100	Owned	Small outboard engines, components, parts and
			accessories
Dongguan, Guangdong, China	119,300	Leased	Electronic components and small outboard engines
Delavan, Wisconsin, U.S.	40,000	Leased	Electronic, fuel injection and oiler components

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

On December 18, 2003 Bombardier Recreational Products Inc. ("BRP" or the "Company") purchased Bombardier Inc.'s recreational products business for a total consideration of $806.3 million. The acquisition of the recreational products business and the related financing transactions are referred to as the "Transactions." The total cost of the purchase was allocated to the assets acquired and liabilities assumed on the basis of their estimated fair values as determined by preliminary independent valuations, using the purchase method of accounting. During the year ended January 31, 2005, the Company completed its purchase price allocation and recorded an increase of $6.1 million to goodwill. Also previously reported goodwill has been restated to account for the tax effects of the acquired trademarks, which is further discussed in note 2 to the Consolidated Financial Statements. The effect of the restatement resulted in an additional goodwill and long-term deferred income tax increase of $38.0 million with no impact to previously reported shareholder's equity or net income. As a result, residual goodwill amounts to $135.5 million representing the excess of the purchase price over the fair value of the identifiable net assets acquired.

The following Management's discussion and analysis ("MD&A"), dated April 12, 2005 is intended to assist the stakeholders in better understanding and evaluating material changes in the financial condition and results of operations of the Company. The MD&A should be read together with the annual audited consolidated financial statements ("Consolidated Financial Statements ") and the accompanying notes for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 ("The Company") and for the 321-day period ended December 18, 2003 and the year ended January 31, 2003 ("Predecessor business").

For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period may be referred to herein as the "combined year ended January 31, 2004" or "combined year 2004." With the exception of the consolidated balance sheets, comparative financial information for periods prior to December 18, 2003 is presented in the Consolidated Financial Statements pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that Predecessor business period results of operations do not reflect the effects of the acquisition and the application of purchase accounting.

The Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain material respects from U.S. GAAP. These differences are described in note 29 to the Consolidated Financial Statements.

All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

CONSOLIDATED OVERVIEW

Description of Business

BRP is a leading designer, manufacturer and distributor of motorised recreational products worldwide. BRP's business consists of a diversified portfolio of products. BRP has a number one market share position in the primary markets of each of its established products: snowmobiles (the Ski-DooTM and LynxTM brands), personal watercraft (the Sea-DooTM brand) and sport boats (the Sea-DooTM brand). In 1998, the Company launched its own product line for all terrain vehicles or ATVs. In 2001, the Company also entered the market for outboard engines, by acquiring the Johnson and Evinrude brands from Outboard Marine Corporation. In addition, BRP-Rotax develops and markets 4-stroke and 2-stroke ROTAXTM engines for motorcycles, scooters, karts and small and ultra-light aircraft. Due to BRP's market leading positions, the Company's products have a large installed base that generates repeat business from customers and supports a recurring stream of revenue from related parts, accessories and clothing sales.

BRP's business is comprised of two reportable segments, Power Sports and Marine Engines. The Power Sports segment includes snowmobiles, personal watercraft, all-terrain vehicles, sport boats, and small engines and the Marine Engines segment includes outboard engines. Power Sports is the largest of the two segments.

Strategy based on three pillars

In order to create value for shareholders, BRP focuses on opportunities and challenges based on the following three pillars:

  Product Complexity Reduction

During fiscal 2005, the Company began an ongoing analysis of product complexity which it expects will result in a reduction in the number of SKUs (stock keeping units). The objective of the ongoing analysis of the Company's SKUs is to increase both segments' performance measures. The number of SKUs will be reduced between 7% and 30% depending on the product line. As a result of having fewer SKUs the Company expects to simplify the manufacturing processes and lower production and handling costs.

  Make, Buy, or Outsource Decision

Many of the Company's products are complex to develop and manufacture. Management, from time to time, undertakes analyses to determine what components of a given vehicle, or operation in the manufacturing process, it believes is better completed internally versus by a third party supplier. These analyses and ultimate decisions will be based on a variety of factors including cost, quality, and ability to meet market demand. Outsourcing services to others, including arrangements with suppliers in low-cost countries that can provide the services more efficiently may be a potential way to reduce costs.

  Footprint Optimisation

In order to improve its competitiveness, BRP intends to focus its component manufacturing on core competencies. BRP views its core competencies as product or component processes that allow for a more competitive design while also ensuring the integrity and quality of the assembly while maintaining cost advantages. A significant reduction in the production footprint optimisation is currently underway. The Company has disposed by sale the following facilities:

  The Andrews machining facility located in North Carolina, U.S.;
  The Burnsville facility located in North Carolina , U.S.;
  The Troyhill distribution centre for parts and accessories located in New Jersey, U.S.;
  The Grant testing facility located in Florida, U.S.

The Company also intends to dispose of, by sale, electrical component equipment located in the Delavan production facility located in Wisconsin, the Spruce Pine lost foam casting foundry located in North Carolina and the Stuart testing facility located in Florida. During fiscal 2006, the Company will implement a new continuous assembly line at its main production facility located in Valcourt, Québec, for its snowmobiles and personal watercraft, further maximising the benefits of the SKU rationalisation.

Consolidated Results of Operations For the Three-month Periods

Three month period ended January 31, 2005 compared with combined three-month period ended January 31, 2004

		Combined
	Three-month	three-month period
	period ended	ended January 31,
(millions of Canadian dollars)	January 31, 2005	2004[1]
Revenues	$ 634.3	$ 726.2
Cost of sales	528.9	640.3
Gross profit	105.4	85.9
Operating expenses
Selling and marketing	38.2	38.0
Research and development	28.8	25.7
General and administrative	35.3	26.9

Other charges and income
Restructuring	26.5	0.0
Impairment loss	12.1	0.0
Curtailment gain	(23.7)	0.0
Total operating expenses	117.2	90.6
Operating loss from continuing operations	(11.8)	(4.7)
Other Income and expense
Financing costs	23.7	8.1
Accretion in carrying value of redeemable preferred shares	-	0.5
Net loss on derivative financial instruments	-	4.5
Foreign exchange (gain) loss on long-term debt	3.9	(1.3)
Loss from continuing operations before income taxes	(39.4)	(16.5)
Income tax recovery	(18.8)	(4.5)
Loss from continuing operations	(20.6)	(12.0)
Income from discontinued operations, net of tax	0.3	2.3
Net loss	$ (20.3)	$ (9.7)
[1] For ease of comparison purposes, financial data of the Company for the 44-day period ended January 31, 2004 has been added to financial data of the Predecessor for the 48-day period from November 1, 2003 to December 18, 2003, to arrive at a three-month combined period ended January 31, 2004. This period may be referred to herein as the "combined three-month period ended January 31, 2004" or "combined fourth quarter of 2004."

Three month period ended January 31, 2005 compared with combined three-month period ended January 31, 2004

Consolidated revenues for the three-month period ended January 31, 2005 reached $634.3 million, a decrease of $91.9 million when compared to revenues of $726.2 million for the combined three-month period ended January 31, 2004. The decrease is due to lower units sold of approximately $88.0 million and the unfavourable impact of the strengthening of the Canadian dollar of approximately $24.0 million offset in part by favourable product and pricing mix of approximately $29.0 million. Decreased units sold is primarily due to a management decision to postpone the production and deliveries of watercrafts from the fourth quarter of fiscal 2005 to the first quarter of our next fiscal year and by lower sales of engines to motorcycle manufacturers.

Consolidated gross profit reached $105.4 million for the three-month period ended January 31, 2005 compared to $85.9 million for the combined three-month period ended January 31, 2004. Favourable product and pricing mix of approximately $38.0 million was offset by a reduction in units sold of approximately $31.0 million and unfavourable foreign exchange rates of approximately $8.0 million. The gross profit for the combined three-month period ended January 31, 2004 was negatively impacted as a result of the purchase price allocation resulting in higher carrying values of inventories and therefore lower gross profit margin for an amount of $22.8 million.

Selling and marketing expense amounted to $38.2 million or 6.0% of consolidated revenues for the three-month period ended January 31, 2005 which is flat when compared to $38.0 million or 5.2% of consolidated revenues for the combined three-month period ended January 31, 2004.

Research and development expense ("R&D") totalled $28.8 million for the three-month period ended January 31, 2005 as compared to $25.7 million for the combined fourth quarter of fiscal 2004. R&D expense is relatively stable as a percentage of consolidated revenues for each of the fiscal periods due mainly to the Company's continued commitment to investment in new product research and existing product improvement.

General and administrative expense ("G&A") increased by $8.4 million to $35.3 million or 5.6% of consolidated revenues during the three-month period ended January 31, 2005 from $26.9 million or 3.7% of revenues in the combined three-month period ended January 31, 2004. G&A increased as a result of the establishment of the new management team, compensation expense related to stock options granted by the parent company to certain members of management of BRP and professional fees since BRP now operates as a stand-alone entity and assumes all corporate functions and offset in part by a reduction of expenses for corporate costs of Bombardier which were allocated to the recreational products business before the acquisition.

The Company recognised special charges during the three-month period ended January 31, 2005 which may not be reflective of future operating results. The Company recorded, during the fourth quarter of fiscal 2005, restructuring charges of $26.5 million, an impairment loss of $12.1 million for facilities intended for disposal by sale and a curtailment gain of $23.7 million related to the suspension of a Canadian defined benefit pension plan and the introduction of a defined contribution plan.

Financing costs totalled $23.7 million for the three-month period ended January 31, 2005 compared to $8.1 million for the combined three-month period ended January 31, 2004. Financing costs result mainly from the issue of long-term debt in December 2003 in connection with the acquisition of the recreational products business. Financing costs increase results mainly from the impact of having a full three-month period of interest expense on the new debt issued as part of the acquisition versus 44-days for the previous quarter. During the fourth quarter of fiscal 2005, the Company expensed $12.9 million of deferred financing cost as a result of negotiating a new Term Facility.

Business segment performance for three-month period ended January 31, 2005 compared with combined three-month period ended January 31, 2004

BRP operates in two reportable segments, Power Sports and Marine Engines. During the second quarter, the Company classified its Utility Vehicles segment as discontinued operations. Management evaluates performance based on operating income. Operating income does not include allocated corporate office charges for administrative functions as well as financing costs, other income and expenses and income taxes.

The segmented revenues for the three-month period ended January 31 were as follows:
	Three-month period	Combined three-month period
	ended January 31, 2005	ended January 31, 2004
(millions of Canadian dollars)
Power Sports	$ 530.8	$ 612.2
Marine Engines	117.9	126.0
Inter segment revenues	(14.4)	(12.0)
	$ 634.3	$ 726.2

The segmented operating income (loss) for the three-month period ended January 31 were as follows:
	Three-month period	Combined three-month period
	ended January 31, 2005	ended January 31, 2004
(millions of Canadian dollars)
Power Sports	$ 26.8	$ 20.2
Marine Engines	(24.8)	(15.6)
	$ 2.0	$ 4.6

Power Sports

Power Sports segment revenues reached $530.8 million for the three-month period ended January 31, 2005 as compared to $612.2 million for the combined three-month period ended January 31, 2004. The decrease was primarily caused by a reduction in number of units sold of approximately $84.0 million and the unfavourable impact of the strengthening of the Canadian dollar for an amount of approximately $18.0 million partially offset by favourable pricing and product mix of approximately $29.0 million. Decreased units sold is primarily due to a management decision to postpone the production and deliveries of watercrafts from the fourth quarter of fiscal 2005 to the first quarter of our next fiscal year and by lower sales of engines to motorcycle manufacturers.

Power Sports segment operating income amounted to $26.8 million for the three-month period ended January 31, 2005 as compared to $20.5 million for the combined three-month period ended January 31, 2004. The unfavourable impact of decreased units sold of approximately $24.0 million and foreign exchange of approximately $6.0 million was offset by a better pricing and product mix of approximately $25.0 million and a reduction in operating expenses. The gross profit for the combined fourth quarter of 2004 was negatively impacted as a result of the purchase price allocation resulting in higher carrying values of inventories and therefore lower gross profit margin for an amount of $22.8 million.

Marine Engines

Marine Engines segment revenues were $117.9 million for the three-month period ended January 31, 2005 compared to $126.0 million for the combined three-month period ended January 31, 2004. The decrease in revenues is due to the unfavourable impact of the strengthening Canadian dollar in relation to the US dollar of approximately $6.0 million and a reduction in units sold of approximately $4.0 million.

Marine Engines segment operating loss amounted to $24.8 million for the three-month period ended January 31, 2005 as compared to $15.6 million for the combined three-month period ended January 31, 2004. The favourable impact of product mix for approximately $13.0 million was more than offset by the reduction in number of units sold and by higher selling and marketing expense related to the E-TEC promotion.

For the Fiscal Years Ended

		Combined year
	Year ended	ended	Year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004	January 31, 2003
Revenues	$ 2,467.0	$ 2,409.1	$ 2,383.4
Gross profit	422.1	423.6	555.4
Gross profit percentage	17.1%	17.6%	23.3%
Restructuring charges, impairment loss and
curtailment gain	14.9	—	—
Operating income from continuing
operations	29.8	36.1	175.8
Income from continuing operations	19.3	10.7	113.9
Income (loss) from discontinued operations,
net of tax	(3.3)	2.0	0.9
Net income	16.0	12.7	114.8

Year ended January 31, 2005 compared with combined year ended January 31, 2004

When comparing one fiscal year to another fiscal year, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the Euro, impact revenues, gross profit, operating income from continuing operations and therefore earnings of the Company. As compared with the prior year, management evaluated the unfavourable effects of foreign currency on revenues, gross profit and operating income from continuing operations, net of the effect of the Company's hedging programs, to be approximately as follows:

(millions of Canadian dollars)	Year ended January 31, 2005
Effects of foreign currency on revenues	$ (152)
Effects of foreign currency on gross profit	(96)
Effects of foreign currency on operating income
from continuing operations	(86)

Consolidated revenues for fiscal 2005 reached $2,467.0 million, an increase of $57.9 million or 2.4% when compared to revenues of $2,409.1 million for fiscal 2004. The increase is due primarily to an increased number of units sold in the Power Sports segment of approximately $134.0 million and a better product and pricing mix for both the Power Sports and the Marine Engines segments totalling approximately $76.0 million, partially offset by the unfavourable impact of the strengthening of the Canadian dollar of approximately $152.0 million. The increased number of units sold results from higher numbers of deliveries in snowmobiles, ATVs and personal watercraft partially offset by lower sales of engines to motorcycle manufacturers. The increase in the number of deliveries of ATVs is mainly due to the popularity of the Outlander and Max series and a manufacturing supply agreement with Deere & Company. The increase in the number of deliveries of personal watercraft results from a Management decision to better align personal watercraft production with the retail season. The favourable impact of a production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

Consolidated gross profit reached $422.1 million for the year ended January 31, 2005 compared to $423.6 million for the combined year ended January 31, 2004. Gross profit margins for the fiscal year 2005 amounted to 17.1% of consolidated revenues which is the same as for the combined year of fiscal 2004. Consolidated gross profit was primarily influenced by a favourable product and pricing mix of approximately $63.0 million, an increase in the number of units sold of approximately $26.0 million, and lower warranty costs of approximately $15.0 million, partially offset by an unfavourable impact from the strengthening Canadian dollar of approximately $96.0 million and increased amortisation of intangibles of approximately $11.0 million.

Selling and marketing expense amounted to $141.4 million or 5.7% of consolidated revenues for the year ended January 31, 2005, a decrease of $20.2 million when compared to $161.6 million or 6.7% for the combined year ended January 31, 2004. The decrease in selling and marketing expense is primarily due to a general reduction in marketing expense in the Power Sports segment and the favourable impact of the strengthening of the Canadian dollar of approximately $6.0 million, partially offset by an increase in marketing expense in the Marine Engine segment.

Research and development expense ("R&D") totalled $108.1 million for fiscal 2005 as compared to $107.3 million for fiscal 2004. R&D expense is relatively stable as a percentage of consolidated revenues for each of the fiscal years due mainly to the Company's continued commitment to investment in new product research and the improvement of existing products.

General and administrative expense ("G&A") increased by $9.3 million to $127.9 million or 5.2% of consolidated revenues during the year ended January 31, 2005 from $118.6 million or 4.9% of revenues in the combined year ended January 31, 2004. Since December 18, 2003, BRP now operates as a stand-alone entity and assumes all corporate functions, G&A therefore increased as a result of the establishment of the new management team, the grant of stock options by the parent company to certain members of Management of BRP which are recorded as compensation expense by the Company and professional fees incurred, offset in part by a reduction of expenses for corporate costs of Bombardier which were allocated to the recreational products business.

The Company recognised charges during the year ended January 31, 2005 which may not be reflective of future operating results. The Company recorded, during the fourth quarter of fiscal 2005, restructuring charges of $26.5 million, an impairment loss of $12.1 million for facilities to be disposed of by sale and a curtailment gain of $23.7 million related to the suspension of a Canadian defined benefit pension plan and the introduction of a defined contribution plan.

The restructuring charges related to an additional reduction of its workforce in order to make the recreational products business more competitive in the current economic environment where the Canadian dollar is strengthening compared to the U.S. dollar. The restructuring cost includes a special early retirement benefit of $20.0 million and severance, outplacement services and professional costs of $6.5 million. The early retirement benefit was recognised as a result of offering a voluntary early retirement incentive and bridging to early retirement its more senior employees affected. The cash severance and outplacement services paid amounted to $3.2 million. In accordance with the Company's termination practices, employees receive indemnities that include a cash severance, and other benefits such as relocation of employees and outplacement services. A non-cash impairment charge of $12.1 million was recorded after assessing the carrying value of the Delavan and Spruce Pine plants of the Marine Engines segment both of which Management intends to dispose of by sale.

Once completed, approximately 660 jobs will be eliminated, of which 146 as a result of severance and 199 through voluntary early retirement and 315 which are on recall list. Total workforce was reduced by 997 jobs during the year when considering the restructuring related to the acquisition.

In January 2005, the Company amended a Canadian defined benefit pension plan to provide for its suspension and thereby eliminated, for most of the Canadian employees, the right to earn defined benefit pension benefits for their future service after the June 1, 2005 effective date of the pension plan suspension. A curtailment gain of $23.7 million was recognised in the fourth quarter as a result of the amendment of the defined benefit pension plan which, with the support of the affected employees, froze the existing defined benefit pension plan and introduced a new defined contribution plan.

Financing costs totalled $60.4 million for the year ended January 31, 2005 compared to $13.5 million for the combined year ended January 31, 2004. Financing costs result mainly from the issuance of long-term debt in December 2003 in connection with the acquisition of the recreational products business. Financing costs increase results primarily from the impact of having a full year's interest expense on the debt issued as part of the acquisition. Financing costs is mainly comprised of $16.1 million of interest charges relating to BRP's U.S. $280 million Term Facilities and $21.8 million interest relating to the senior subordinated notes and amortisation of the deferred financing costs amounting to $6.5 million for the year ended January 31, 2005. During the fourth quarter, the Company expensed $12.9 million of deferred financing cost as a result of repaying the Term Facilities. The effective interest rate on the U.S. and Canadian term loans, as of January 31, 2005 was 4.97%. Interest expense on the senior subordinated notes is at a fixed rate and will be approximately U.S.$16.8 million for fiscal 2006.

On October 29, 2004, the Company redeemed all of the issued and outstanding Class A preferred shares held by its parent company for a total cash consideration of $52.6 million. The outstanding Class A preferred shares had a carrying value of $46.2 million and were redeemable at $50.0 million plus the accrued dividend of $2.6 million. A loss of $6.4 million on early redemption of the preferred shares was recorded as an expense during fiscal year 2005.

Foreign exchange gain on long-term debt amounted to $46.7 million for the year ended January 31, 2005 compared to $1.3 million for the combined year ended January 31, 2004.

The following table presents the realised and unrealised foreign exchange gain on long-term debt for the years ended:

		Combined
	Year ended	year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004
U.S. $280 million Term Facilities
Realised	$ 18.5	$ —
Unrealised	10.5	0.7
U.S.$200 million senior subordinated notes
Unrealised	17.7	0.6
	$ 46.7	$ 1.3

The income tax recovery was $12.6 million for the year ended January 31, 2005, a variation of $20.8 million when compared to an income tax expense of $8.2 million for the combined year ended January 31, 2004. This decrease in income tax is mainly due to lower effective tax rates in certain tax jurisdictions in the current periods compared to the corresponding periods last year and also due to certain tax exempt expenses such as the $6.4 million loss on early redemption of preferred shares and 50% of the foreign exchange gain on U.S. denominated long-term debt.

Income from continuing operations was $19.3 million for fiscal year 2005 compared to $10.7 million for the combined year ended January 31, 2004. The increase in income from continuing operations resulted from the above.

On August 30, 2004 the Company completed the sale of the Utility Vehicles segment for net proceeds of $40.3 million. The carrying value of the Utility Vehicles segment's net assets approximates fair value, as the net assets were recorded at their estimated fair values as part of the acquisition on December 18, 2003. The net book value of the assets disposed, excluding goodwill of $12.9 million, was $27.4 million. Management believes that the disposal of the Utility Vehicles segment will not have a significant impact on the results of operations and financial position of the Company. BRP did not retain any financial interest in the disposed segment.

Loss from the discontinued operations represents the results of operations of the Utility Vehicles segment up to the disposal date. Loss from discontinued operations of the Utility Vehicles segment, for the year ended January 31, 2005, amounted to $3.3 million compared to income of $2.0 million for the combined year ended January 31, 2004.

As a result of the above, net income for the year ended January 31, 2005 amounted to $16.0 million, an increase of $3.3 million compared to previous combined fiscal year.

Combined year ended January 31, 2004 compared with year ended January 31, 2003

Consolidated revenues reached $2,409.1 million for the combined year 2004, approximately the same level as in the preceding fiscal year. Revenue increases in the Power Sports segment were offset by revenue declines in the Marine Engines segment. The revenue increase in the Power Sports segment was a result of higher revenue per unit offset by lower unit shipments. The revenue decline in the Marine Engines segment was caused primarily by lower exchange rates used to translate results into Canadian dollars.

Consolidated gross profit reached $423.6 million or 17.6% of consolidated revenues for the combined year ended January 31, 2004 as compared to $555.4 million or 23.3% for the year ended January 31, 2003. The decrease in consolidated gross profit is primarily due to a favourable impact in the prior year caused by changes in estimates and in accounting policies. The changes in estimates established in connection with the acquisition of assets of the outboard engine business of Outboard Marine Corporation in fiscal 2002 resulted in the reversal of acquisition-related accruals. The change in accounting policy represents the impact of adopting a new sales promotion and incentive accounting policy as of February 1, 2002, based on the Emerging Issues Task Force ("EITF"), of the United States Financial Accounting Standards Board ("FASB"), EITF Issue No. 01-09 "Accounting for Consideration Given to a Vendor by a Customer." The remainder of the decrease in consolidated gross profit is primarily due to an unfavourable impact in the current year resulting from the fair valuation of assets and liabilities acquired, and, to a lesser extent, the planned postponement of personal watercraft production to better align shipments with retail sales, and higher warranty costs mainly related to a recall of personal watercraft fuel tanks.

Operating expenses were $387.5 million or 16.1% of consolidated revenues for the combined year ended January 31, 2004 as compared to $379.6 million or 15.9% for the year ended January 31, 2003. Selling and marketing expense remained stable as a percentage of consolidated revenues in both periods. Research and development expense increased slightly from 4.3% of consolidated revenues for the year ended January 31, 2003 to 4.4% for the combined year ended January 31, 2004 based mainly on investment in new product research. General and administrative expense increased slightly from 4.8% to 4.9% based primarily on additional functions required as a standalone company in the successor period.

Increased financing costs resulted mainly from interest expense as well as the accretion in the carrying value of the redeemable preferred shares resulted from the new debt raised and redeemable preferred shares issued as part of the Transactions.

The net losses on derivative financial instruments relate to losses on foreign exchange contracts on the Canadian dollar equivalent of the U.S. dollar debt issued December 18, 2003, offset by gains on the fair value of the acquired foreign exchange contracts.

Income from continuing operations before income taxes amounted to $18.9 million or 0.8% of consolidated revenues for the combined year ended January 31, 2004, as compared to $163.2 million or 6.8% for the year ended January 31, 2003.

Income tax expense amounted to $8.2 million for the combined year ended January 31, 2004, as compared to $49.3 million for the year ended January 31, 2003. The tax rate is impacted by tax-exempt items applied against a lower income before income taxes offset by the favourable impact attributable to a different mix of accounting profits and losses between tax jurisdictions.

Income from the discontinued operations, net of tax of the Utility Vehicles segment, for the combined year ended January 31, 2004, amounted to $2.0 million compared to income of $0.9 million for the year ended January 31, 2003.

Net income amounted to $12.7 million for the combined year ended January 31, 2004, as compared to $114.8 million in the year ended January 31, 2003.

Risks

Effect of Foreign Exchange Rate Fluctuations

The Company is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the Canadian dollar, mainly the U.S. dollar and the Euro, and from transactions in foreign currencies, mainly the U.S. dollar and the Euro. Management believes that exchange rate movements, particularly of the U.S. dollar to the Canadian dollar and the Euro to the Canadian dollar could have a significant impact on the Company's Consolidated Financial Statements.

The year-end exchange rates used to translate assets and liabilities were as follows:

	January 31, 2005	January 31, 2004
U.S. dollar	1.2380$CA/$US	1.3264$CA/$US
Euro	1.6157$CA/Euro	1.6520$CA/Euro

The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Year ended	Combined year ended	Year ended
	January 31, 2005	January 31, 2004	January 31, 2003
U.S. dollar	1.2962$CA/$US	1.3812$CA/$US	1.5655$CA/$US
Euro	1.6147$CA/Euro	1.5811$CA/Euro	1.5018$CA/Euro

When comparing the average exchange rates for the year ended January 31, 2005 to the average exchange rates for the combined year ended January 31, 2004, the Canadian dollar strengthened in relation to the U.S. dollar by approximately 6.2% whereas the Canadian dollar weakened in relation to the Euro by approximately 2.2%. When comparing the average exchange rates for the combined year ended January 31, 2004 to the average exchange rates for the year ended January 31, 2003, the Canadian dollar strengthened in relation to the U.S. dollar by 11.8% whereas the Canadian dollar weakened in relation to the Euro by approximately by 5.3%.

The Company's primary exposures are to U.S. dollar denominated sales in excess of its purchases, Euro denominated purchases in excess of its sales and foreign exchange movements on the U.S. dollar denominated debt.

In addition to the impact of movements in exchange rates on translation into Canadian dollars of the Company's foreign currency transactions, described above, the Company's results can also be influenced by the impact of movements in exchange rates on foreign integrated operations. A portion of the Company's sales and operating expenses are derived from foreign integrated operations denominated in currencies other than the Canadian dollar. Sales made outside Canada are denominated in foreign currencies, and these currencies could become less valuable prior to conversion into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could result in lower revenues for the Company, when expressed in Canadian dollars.

However, foreign currency transactions occurring in a given fiscal year may not have been fully impacted by the movements in exchange rates of that same fiscal year as a result of the Company's hedging programs. The Company's current practice is to use derivative financial instruments to manage foreign currency exchange rate risks for the short term exposure while for the long term the Company aims to have a natural hedge position by balancing its inflows and outflows by currencies.

As at December 18, 2003, in connection with the acquisition, the outstanding forward foreign exchange contracts were recognised on the balance sheet at fair value of $50.8 million. This had an unfavourable impact on gross profit of $25.2 million for the year ended January 31, 2005 and an unfavourable impact of $25.6 million for the combined year ended January 31, 2004.

Inflation and Price Fluctuations

The Company does not believe that inflation has a significant impact on its results of operations. While raw materials included as part of cost of sales is subject to inflationary pressures and price fluctuations, the Company has generally been able over time to mitigate the effects of inflation and price fluctuations through sales price increases or price reductions from suppliers.

Interest rates

The credit agreements allow the Company to borrow up to $250 million under revolving credit facilities (the "Revolving Facilities") and U.S.$280 million (U.S.$50 million as at February 9, 2005) under Term Facilities bearing a floating rate of interest based on LIBOR or "prime" rates plus applicable margin. At January 31, 2005, the effective interest rate on Revolving Facilities and Term Facilities borrowings was 5.05% and 4.97%, respectively. During January 2005, the Company voluntarily repaid, without penalty, U.S.$158.3 million (approximately $193.0 million) of its Term Facilities and shortly thereafter, on February 9, 2005, the Company voluntarily fully repaid, without penalty, the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) of the Term Facilities and entered into a new Term Facility of U.S.$50 million (approximately $62.0 million), under an amended and restated Credit Agreement, which will mature January 31, 2011. Concurrent with the voluntary repayment on February 9, 2005, the Company settled the U.S.$70 million interest rate swap agreements it had in order to manage exposures to interest rate fluctuations.

The U.S.$200 million (approximately $248.0 million) senior subordinated notes bear a fixed rate of 8 3/8%, with interest payable semi-annually in June and December.

Seasonality

The Company has historically realised higher sales of snowmobiles in the summer and fall and higher sales of personal watercraft in the winter and spring. Seasonal trends in the other businesses are not material.

BUSINESS SEGMENT PERFORMANCE

BRP operates in two reportable segments, Power Sports and Marine Engines. During the second quarter, the Company classified its Utility Vehicles segment as discontinued operations. Management evaluates performance based on operating income. Operating income does not include allocated corporate office charges for administrative functions as well as financing costs, other income and expenses and income taxes.

When comparing one fiscal year to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the Euro, impact segmented revenues, and segmented operating income. Management evaluated the unfavourable effects of foreign currency fluctuations, net of the effect of the Company's hedging programs, approximately as follows:

Year ended
(millions of Canadian dollars)	January 31, 2005
Effects of foreign currency on segmented revenues
Power Sports	$ (136)
Marine Engines	(16)
$ (152)
Effects of foreign currency on segmented operating income
Power Sports	$ (90)
Marine Engines	2
$ (88)

The segmented revenues for the years ended January 31 were as follows:

Combined year
	Year ended	ended	Year ended
	January 31, 2005	January 31, 2004	January 31, 2003
(millions of Canadian dollars)
Power Sports	$ 1,951.3	$ 1,888,5	$ 1,834.0
Marine Engines	561.1	559.8	579.9
Inter segment revenues	(45.4)	(39.2)	(30.5)
Total consolidated revenues	$ 2,467.0	$ 2,409.1	$ 2,383.4

The segmented operating income (loss) for the years ended January 31 were as follows:
Combined year
	Year ended	ended	Year ended
	January 31, 2005	January 31, 2004	January 31, 2003
(millions of Canadian dollars)
Power Sports	$ 93.7	$ 84.2	$ 186.9
Marine Engines	(17.8)	(14.6)	17.8
Total	$ 75.9	$ 69.6	$ 204.7

Power Sports

Year ended January 31, 2005 compared with combined year ended January 31, 2004

Power Sports segment revenues reached $1,951.3 million for the year ended January 31, 2005 as compared to $1,888.5 million for the combined year ended January 31, 2004. The increase was caused by a higher number of units sold of approximately $134.0 million and by favourable pricing and product mix of approximately $62.0 million partially offset by the unfavourable impact of the strengthening of the Canadian dollar for an amount of approximately $136.0 million. The increased number of units sold results from a higher number of deliveries in snowmobiles, ATVs and personal watercraft, partially offset by lower sales of engines to motorcycle manufacturers. The increase in the number of deliveries of ATVs is mainly due to the popularity of the Outlander and Max series and a manufacturing supply agreement with Deere & Company. The increase in the number of deliveries of personal watercraft results from a Management decision to better align personal watercraft production with the retail season. The favourable impact of the personal watercraft production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

The Power Sports segment operating income amounted to $93.7 million for the year ended January 31, 2005 as compared to $84.2 million for the combined year ended January 31, 2004. The favourable impact of increased units sold and better pricing and product mix totalling approximately $76.0 million and a reduction in operating expenses were slightly offset by the unfavourable impact of foreign exchange of approximately $90.0 million.

Power Sports segment includes the following product lines:

Snowmobiles

The International Snowmobile Manufacturer's Association ("ISMA") estimates that the size of the snowmobile market in North America was approximately U.S.$1.1 billion in model year 2004 (model year 2004 refers to the period from April 1 to March 31, 2004). The Company leads this market in terms of retail units sold for model year 2004, according to ISMA. The Company also leads the European market in terms of retail units sold for the same model year. Management attributes the Company's strong position in these markets to its product performance and innovation and to the strength and breadth of its distribution network. In model year 2003, the Company released the REV platform, which changes the rider's position on the sled, improving manoeuvrability and comfort. The Company believes that widespread market acceptance of the design helped BRP to increase its North American market share.

Management believes snowmobile sales are affected by quantity and timing of snowfall. The quantity of snowfall impacts the usage of the snowmobiles and the repurchase of new sleds whereas the timing of snowfall can affect the timing of sales within a given season. Management believes that the North American snowmobile market will record another year of single digit decline, during model year 2005, which should be offset slightly by the growth in the European market. Despite the negative trend in the North American market, Management expects to increase its market share and consolidate its North American market position with products such as the Ski-Doo Mach Z, the MX Z, Renegade 1000cc and the Freestyle. Likewise the Company's strong line-up in Europe should also allow it to maintain its leadership position in that market.

Personal Watercraft

The North American personal watercraft market has registered a slight decline for the season 2004. The year was marked by the decision of one of the Company's competitors to exit the market. The Company believes that the personal watercraft business remains solid overall due to proprietary research that indicates the popularity of the sport, particularly among young adults. In addition, the Company believes annual sales should stabilize over the coming years as the average age of the installed base increases and new cleaner and quieter technologies are available. The National Marine Manufacturer Association estimates the U.S. retail market was approximately U.S.$700.0 million for calendar year 2003. The Company has led this market for several years and has increased its share of retail units sold in North America.

Management believes that the gains in market share have been, in part, due to product performance, design and innovation as well as a broad dealer network. With the most complete product lines of the industry, the Company expects to benefit in the long run from the reduction in the number of competitors and maintain its leadership position in the North American and International markets.

ATVs

Once again, the worldwide retail market grew when compared to the previous year. North American market growth rate was in the low single digits, whereas the European market experienced a more robust annual growth percentage, nearing 30%. The Motorcycle Industry Council estimates the U.S. retail market was approximately U.S.$4.4 billion in calendar year 2004. During the 2004 model year, the Company's market share was essentially stable.

Management believes that, similar to other consumer product categories that have experienced rapid growth, the North American ATV market will stabilize and subsequently contract over the next few years. Management expects the market contraction in North America to be partially offset by the growth in the European and international markets where the Company competes.

Sport boats

Sport boats occupy a specific niche in the market, representing motorized boats that utilize jet-power rather than conventional propeller propulsion. The U.S. sport boat retail market was estimated by the National Marine

Manufacturers Association, or NMMA, to be approximately U.S.$115.0 million in 2003. The Company leads the sport boat market in North America in 2004. Management expects to maintain its leadership position on the North America market.

Engines

BRP also manufactures small engines for a broad array of vehicles and equipment under the Rotax brand name. These engines are used in the Company's Ski-Doo and Lynx snowmobiles, Sea-Doo personal watercraft, ATVs, and sport boats as well as in other manufacturers' motorcycles, karts and small and ultralight aircraft.

Parts and Accessories

Parts and accessories sales are driven mainly by the installed based of products sold in current and past seasons and are recurring in nature. As a result of the Company's more than 40-year presence in the industry and its history of market leading positions, BRP has a large installed base that generates repeat business from customers and supports a recurring stream of revenue from the sale of related parts, accessories and clothing.

Combined year ended January 31, 2004 compared with year ended January 31, 2003

Power Sports segment revenues reached $1,888.5 million for the combined year 2004 as compared to $1,834.0 million for the year ended January 31, 2003. The increase was caused by higher revenue per unit offset by lower unit shipments. The higher revenue per unit resulted primarily from higher prices and favourable unit mix towards higher priced units in snowmobiles and ATVs. The lower unit shipments resulted primarily from lower personal watercraft units as a result of the planned one-time shift of production from the second half of the combined year 2004 to the first half of the fiscal year 2005 to better align shipments with retail sales, offset primarily by higher ATV units as a result of the launch of a more complete product line-up and strategic distribution arrangement with Deere & Company.

Power Sports segment operating profit amounted to $84.2 million for the combined year 2004 as compared to $186.9 million for the year ended January 31, 2003. The decrease results primarily from the favourable impact in the prior period of adopting EITF Issue No. 01-09 and the unfavourable impact in the current period of increasing inventory value to distributor prices in purchase accounting, higher warranty costs related mainly to a recall of personal watercraft fuel tanks and the postponement of personal watercraft deliveries. Having adopted EITF No. 01-09, the Company recognises sales promotion and incentives at the later of revenue recognition or the announcement of the sales and incentive program. The increase in value of inventory to distributor prices at the time of the Transactions and the subsequent sale of a portion of that inventory at a lower margin resulted in an unfavourable impact in the current period.

Marine Engines

Year ended January 31, 2005 compared with combined year ended January 31, 2004

Marine Engines segment revenues remained relatively flat at $561.1 million for the year ended January 31, 2005 compared to $559.8 million for the combined year ended January 31, 2004. The favourable impacts of better product mix of approximately $14.0 million were offset by the unfavourable impact of the strengthening Canadian dollar in relation to the US dollar of approximately $16.0 million. Increased deliveries in the international market was offset by a reduction in deliveries in the North American market mainly due to the impact of import duties on Japanese manufactured engines sold in the United States.

Marine Engines segment operating loss amounted to $17.8 million for the year ended January 31, 2005 as compared to $14.6 million for the combined year ended January 31, 2004. The favourable impact of product mix of approximately $13.0 million was offset by higher selling and marketing expense related to the Company's E-TEC technologies in marine engines.

The U.S. Department of Commerce ("DOC") issued a preliminary determination of anti-dumping on August 6, 2004 and had ordered a 22.52% cash deposit or an import bond to be posted for each "Japanese made" outboard engine sold in the United States. On December 28, 2004, the DOC rendered its final ruling on dumping and imposed a final anti-dumping duty of 18.98%. However on February 2, 2005, the International Trade Commission (ITC), after having conducted a hearing on the injury to the U.S. outboard engine industry resulting from the Japanese dumping, ruled that the U.S. outboard engine industry had not been materially injured and was not threatened with material injury. Consequently, the anti-dumping duty bonds will be released and deposits will be reimbursed to importers and "Japanese made" outboard engines sold in the United States will not be subject to any anti-dumping duties.

The NMMA estimated the U.S. outboard engine retail market to be approximately U.S.$2.6 billion in 2003. As observed over the past years, the industry continues to experience a shift toward 2-stroke direct injected and 4-stroke engines, away from traditional 2-stroke carbureted engines. While emissions standards initially prompted the shift toward 2-stroke direct injected and 4-stroke engines, Management believes that these technologies continue to gain momentum due to actual and perceived advantages over carburated technology. BRP, under the Evinrude brand, has the most extensive line-up of 2-stroke direct injected engines.

The Company's worldwide unit sales and market shares are expected to decline slightly over the next fiscal year as a result of the Company's plan to focus heavily behind its E-TEC engines. The emphasis on the E-TEC engines will result in the elimination of certain carbureted 2-stroke and 4-stroke engines. However, the Company believes, supported by proprietary research, that it should be able to recapture sales with its E-TEC engines. Management also believes that market shares were negatively affected as a result of the Company's reduced offering of the 4-stroke engines due to the anti-dumping case against "Japanese made" outboard engines sold in the United States.

Combined year ended January 31, 2004 compared with year ended January 31, 2003

Marine Engines segment revenues declined to $559.8 million for the combined year ended January 31, 2004 from $579.9 million in the year ended January 31, 2003 primarily due to lower revenue per unit mainly as a result of lower exchange rates used to translate results into Canadian dollars, offset primarily by higher unit shipments due to introducing the E-TEC product line.

Marine Engines segment operating loss amounted to $14.6 million for the combined year ended January 31, 2004 as compared to a segment operating profit of $17.8 million in the year ended January 31, 2003. This decrease results mainly from the favourable impact of changes in estimates established in connection with the acquisition of assets of the outboard engine business of Outboard Marine Corporation that resulted in the reversal of acquisition related accruals. Management determined that reserves established at the time of the acquisition of assets against accounts receivable, inventory, and warranty, were no longer necessary given its collection of receivables, turnover of inventories, and warranty experience.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company's principal sources of liquidity are cash generated from operations and revolving facilities. A summary of the cash flow and additional information for the years ended January 31, is presented below:

	Year ended	Combined year ended
	January 31, 2005	January 31, 2004
(millions of Canadian dollars)
Cash flow from operating activities before net change in
non-cash working capital items related to operations	$ 111.4	$ 108.7
Net change in non-cash working capital items related to
operations	81.8	(103.2)
Cash flows from operating activities	193.2	5.5
Additional information
Additions to property, plant and equipment	70.1	94.2
Repayment of long-term debt	196.5	2.1
Cash paid for interest	36.7	5.8
Cash paid for income taxes	15.7	7.0

Cash paid for the acquisition of the recreational products business was $757.2 million. This amount includes $713.3 million, net of cash acquired of $196.7 million, paid on the date of acquisition plus the settlement of acquisition related accruals of $43.9 million during the 44-day period ended January 31, 2004. Acquisition related accruals outstanding as of January 31, 2005 totalled $7.4 million mainly representing restructuring related accruals. The Company also issued redeemable preferred shares with a fair value of $42.7 million as a non-cash consideration for the acquisition. The acquisition was partly financed through the issuance of capital stock for an amount of $304.5 million and the issuance of long-term debt of $591.9 million net of issuance costs of $46.1 million.

The Company's primary sources of funds are provided by cash balances, cash from operating activities, and borrowings under the $250 million Revolving Facilities. The primary uses of funds are capital investments and working capital. Based on the current level of operations, Management believes that cash on hand, cash flows from operations and available borrowings under the Revolving Facilities portion of the senior secured Amended and Restated Credit Agreement will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements for at least the next twelve months.

The seasonality of production and shipments causes working capital requirements to fluctuate during the year. Typically, working capital needs grow through the spring and summer and decline through the autumn and winter with a peak in mid-summer. Management believes that cash and availability under the senior secured Amended and Restated Credit Agreement provides sufficient liquidity for its operations. Cash as at January 31, 2005 totalled $150.3 million, the Revolving Facilities availability stood at $198.8 million since the Company had borrowings of $12.3 million and issued letters of credit of $38.9 million.

Financial Position

Receivables amounted to $112.7 million as at January 31, 2005, compared to $148.7 million as at January 31, 2004. This $36.0 million decrease results from the collection from Bombardier of amounts related to the acquisition and by the last two days of revenues of fiscal 2004 that had not been floorplanned until the early part of fiscal 2005 and which were presented as accounts receivable.

Inventories amounted to $302.1 million as at January 31, 2005, compared to $331.3 million as at January 31, 2004. This $29.2 million decrease is mainly due to lower marine engine inventories, the impact of the strengthening Canadian dollar when converting from U.S. dollars and due to inventory which was increased in value, as at January 31, 2004, to distributor selling prices for $9.3 million.

Other current assets amounted to $74.5 million as at January 31, 2005, compared to $97.1 million as at January 31, 2004. This $22.6 million decrease is mainly due to a reduction in derivative financial assets of $32.4 and prepaid expenses of $5.3 million offset in part by an increase in income taxes receivable of $17.5 million.

Property, plant and equipment amounted to $425.8 million as at January 31, 2005, compared to $490.3 million as at January 31, 2004. This $64.5 million decrease is a result of depreciation of $104.4 million, an impairment charge of $12.1 million for facilities intended for disposal by sale and the negative impact of exchange rate of approximately $13.5 million, partially offset by the additions of $70.1 million.

Goodwill amounted to $119.9 million as at January 31, 2005, compared to $117.6 million as at January 31, 2004. This $2.3 million increase is mainly due to an adjustment resulting from the finalisation of the purchase price allocation of $6.1 million, and the effect of exchange rate fluctuations of $3.4 million. As discussed in note 2 of the Consolidated Financial Statements, the previously reported amounts of goodwill and long-term deferred income tax have been retroactively restated by $38.0 million to appropriately reflect the tax effects of the acquired trademarks, which are not deductible for tax purposes and are accounted for as indefinite life intangible assets for accounting purposes.

Other intangible assets amounted to $229.2 million as at January 31, 2005, compared to $241.8 million as at January 31, 2004. This $12.6 million decrease is mainly due to amortisation expense.

Other long-term assets amounted to $43.1 million as at January 31, 2005, compared to $64.5 million as at January 31, 2004. This $21.4 million decrease is mainly due to the $12.9 million write-off of the deferred financing charges during the fourth quarter of fiscal 2005 attributable to the U.S. $280 million Term Facilities which the Company had partially settled prior to January 31, 2005 and completely repaid shortly thereafter on February 9, 2005 and to amortisation expense of $6.5 million recorded during the year.

Accounts payable and accrued liabilities amounted to $597.2 million as at January 31, 2005, compared to $640.5 million as at January 31, 2004. This $43.3 million decrease is mainly due to payments made as part of the restructuring provision of $16.1 million, a reduction in accounts payable and accrued liabilities of $13.5 million, a decrease in sales promotions and incentive programs of $11.0 million mainly in the Marine Engines segment and a reduction in the warranty provision of $6.5 million offset in part by higher compensation accruals. In connection with the acquisition, Management approved and initiated a plan to restructure the recreational products business. The restructuring activities undertaken in connection with the acquisition are on schedule and according to plan. During the fourth quarter of fiscal 2005, the Company finalised its plan and reduced its original estimate by $0.8 million. The remaining $3.3 million of severance and relocation costs and the $4.0 million for the lease cancellation cost (mainly office space) are expected to be completed during fiscal 2006. Approximately 337 jobs were terminated as part of the restructuring of the recreational products business.

As previously mentioned, also on November 9, 2004, BRP announced the restructuring of its operations, including a reduction of its workforce and recorded a restructuring charge of $6.5 million. The additional restructuring activities undertaken are on schedule and according to plan. The majority of the remaining $3.3 million of severance cost is expected to be paid during fiscal 2006.

On October 29, 2004, the Company redeemed all of the issued and outstanding Class A preferred shares held by its parent company for a total cash consideration of $52.6 million. The outstanding Class A preferred shares had a carrying value of $46.2 million and were redeemable at $50.0 million plus the accrued dividend of $2.6 million. In accordance with Canadian GAAP, the preferred shares with mandatory redemption features at the option of the holders had been classified with long-term liabilities. The carrying value of the preferred shares was accreted to its redemption value through charges to income over the period up to their expected redemption date, based on the effective yield method.

As at January 31, 2005, the debt structure consisted of the following:

		Effective interest
		rate as at	Amount
	Maturity date	January 31, 2005	outstanding
Classified as current liabilities:
$250 million Revolving Facilities	2008	5.05%	$12.3
U.S. $280 million Term Facilities	2010	4.97%	147.2
Classified as long-term liabilities:
U.S. $200 million Senior subordinated notes	2013	8 3/8%	247.6
Other	2008	2.00%	1.9

During the fourth quarter of fiscal 2005, the Company voluntarily repaid, without penalty, U.S.$158.3 million (approximately $193.0 million) on the Term Facilities and shortly thereafter, on February 9, 2005, fully repaid the remaining outstanding balance of U.S.$118.9 million ($147.2 million) on the Term Facilities. The U.S. $280 million Term Facilities has been replaced by a new Term Facility of U.S. $50 million (approximately $62.0 million), under an amended and restated Senior Secured Credit Agreement, which will mature January 31, 2011.

The $250 million Revolving Facilities and U.S. $50 million (approximately $62.0 million) new Term Facility bear a floating rate of interest generally based on LIBOR or "prime" rates plus applicable margin. As at January 31, 2005, the effective interest rate on the Revolving Facilities borrowings was 5.05%. The Company had interest rate swap agreements in order to manage exposures to interest rate fluctuations. As at February 9, 2005, the Company settled for $1.7 million its favourable U.S. $70.0 million notional interest rate swap agreements.

As at January 31, 2005, the Company had share capital of $364.4 million. During the year ended January 31, 2005, share capital increased by an aggregate amount of $59.9 million as a result of additional capital contributions received by its parent company following the issue of 7,641,550 Class B common shares of J.A.B. and the redemption of all of the issued and outstanding class A preferred shares held by J.A.B.

The cumulative translation adjustment account amounted to a debit of $13.7 million as at January 31, 2005 compared to a credit of $2.0 million as at January 31, 2004. This variation is mainly due to the strengthening of the Canadian dollar compared to the U.S. dollar and the Euro. Assets and liabilities mainly from the U.S. dollar denominated self-sustaining foreign subsidiaries translated at the exchange rate at balance sheet date resulted in an exchange loss, which is accumulated in the cumulative translation adjustment account.

Statement of Cash Flows

Net cash provided by operating activities, before net change in working capital items, totalled $111.4 million for the year ended January 31, 2005 an improvement over the net cash provided by operating activities before net change in working capital items of $108.7 million for the combined year ended January 31, 2004. This results mainly from improved margin and operating expenses.

Net cash use by investing activities totalled $46.6 million for the year ended January 31, 2005 of which $40.3 million was provided from the disposal of the Utility Vehicles segment and $70.1 million was used for capital expenditures and $21.5 million was used to pay costs related to the acquisition of the recreational product business from Bombardier. Net cash used in investing activities totalled $990.7 million for the combined year ended January 31, 2004 mainly relating to the acquisition of the recreational product business from Bombardier. Capital expenditures amounted to $94.2 million the combined year ended January 31, 2004. Management expects to use approximately $92.0 million for capital expenditures during fiscal year 2006, primarily in connection with the continuation of new product development and providing for maintenance of capacity, infrastructure and equipment at the manufacturing facilities.

Net cash used in financing activities totalled $181.0 million for the year ended January 31, 2005 mainly attributable to the repayment of the long-term debts. Net cash provided by financing activities totalled $1,143.5 million for the combined year ended January 31, 2004 which results from the financing of the acquisition through the issuance of long-term debt and share capital of $638.0 million and of $304.5 million, respectively.

Cash paid for income taxes for the years ended January 31, 2005 and 2004 amounted to $15.7 million and $7.0 million. The increase is partially due to the timing of tax payments related to the tax filings of the 2004 fiscal year for the U.S. legal entities. In addition, interim tax payments during the fiscal year 2004 have been substantially higher than in fiscal 2003, as a result of changes in the tax structure pursuant to the acquisition.

Capital Resources

As of January 31, 2005, the debt structure consisted of U.S.$200 million (approximately $248.0 million) aggregate principal amount of senior subordinated notes and Senior Secured Credit Facilities, consisting of a (i) U.S.$118.9 million (approximately $147.0 million) Term Facilities with a maturity of seven years, and (ii) $250 million Revolving Facilities with a maturity of five years. At January 31, 2005, the Revolving Facilities stood at U.S.$10 million (excluding approximately $38.9 million of outstanding letters of credit).

Under the senior secured Amended and Restated Credit Agreement, the Company can borrow up to $250 million ("available borrowings") under Revolving Facilities, which terminates on December 18, 2008. Pursuant to the Revolving Facilities, the Company may borrow up to $200.0 million of the available borrowings, which borrowings may be denominated, in Canadian dollars, in U.S. dollars or in Euros, and one of the Company's wholly owned subsidiaries may borrow up to $50.0 million of the available borrowings, which borrowings will be denominated in U.S dollars. Available borrowings can also be drawn in the form of letters of credit by the Company for an amount of $100.0 million in Canadian dollars, U.S dollars or Euros and by one of the Company's wholly owned subsidiaries for an additional U.S.$20.0 million (approximately $25.0 million).

The Senior Secured Credit Agreement was amended and restated on February 9, 2005 to provide for a new Term Facility of U.S. $50 million (approximately $62.0 million), which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed US$100 million.

The new Term Facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin, has semi-annual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and final principal repayments of U.S. $47.3 million (approximately $58.0 million) on January 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

Off-Balance Sheet Obligations

The Company has agreements with various finance companies to provide financing to its dealers to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of its working capital. A significant percentage of the Company's sales of snowmobiles, personal watercraft, ATVs, sport boats, and outboard engines to dealers in North America are financed under such arrangements. In the event of a dealer default, the Company may be required to repurchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer to the finance companies. No material losses have been incurred under these agreements. However, an adverse change in market conditions or other factors could cause this situation to change and thereby require the Company to perform under this obligation and to purchase the finance companies' repossessed units. The purchase price with respect to these repurchases is generally the unpaid balance on the original invoice. The Company capped its Bombardier Capital Ltd. and Bombardier Capital Inc. repurchase payments on an annual basis at an amount equal to the greater of U.S.$25.0 million or 10% of the average amount of financing outstanding under such floorplanning agreements.

The total amount of floorplan financing provided to dealers in North America, Australia and New Zealand during the year ended January 31, 2005, the combined year ended January 31, 2004 and the year ended January 31, 2003 was $1.4 billion, $1.4 billion and $1.5 billion, respectively. The amount outstanding as of January 31, 2005, 2004 and 2003 was $719.6, $753.7 million and $950.1 million, respectively. The Company's portion of financing charges under the free floorplanning programs described above for the year ended January 31, 2005, and the years ended January 31, 2004 and 2003 was $30.6 million, $28.9 million and $25.6 million, respectively.

Also as part of the working capital management, the Company sells receivables to related and third parties. The total amount of receivables factoring worldwide during the year ended January 31, 2005, the combined year ended January 31, 2004 and the year ended January 31, 2003, was $796.0, $803.6 million and $647.5 million, respectively. The amount outstanding as of January 31, 2005, 2004 and 2003 was $186.5, $213.1 million and $193.5 million, respectively. Related financing charges for the year ended January 31, 2005, and the years ended January 31, 2004 and 2003 were $6.8, $3.9 million and $7.6 million, respectively.

CONTRACTUAL OBLIGATIONS

The following is a summary of the contractual cash obligations as of January 31, 2005:

Payments Due By Period
				More than
	Less than			5
(millions of Canadian dollars)	1 year	1-2 years	3-5 years	years	Total
U.S.$118.9 million Term Facilities (including
mandatory interest payments) (1)	$ 147.3	$ —	$ —	$ —	$ 147.3
U.S.$50 million Term Facilities (including mandatory
interest payments) (2)	3.8	3.8	11.5	61.9	81.0
U.S.$200 million Senior subordinated notes
(including mandatory interest payments)	20.7	20.7	62.2	330.5	434.1
Other existing debt	—	—	1.9	—	1.9
Purchase commitments	7.6	2.5	—	—	10.1
Operating leases including residual value guarantees	8.6	3.8	3.6	—	16.0
Total contractual cash obligations	$ 188.0	$ 30.8	$ 79.2	$ 392.4	$ 690.4
(1) Assumes the applicable interest rate of 4.97% as of January 31, 2005 and repayment on February 9, 2005
(2) Assumes the applicable interest rate of 5.25% as of January 31, 2005 and final repayment on January 31, 2011

Upon completion of the business acquisition, the Company and J.A.B. entered into a management agreement with affiliates of the Sponsors to provide management services. Pursuant to such agreement, affiliates of the Sponsors receive an aggregate annual management fee of U.S.$2.25 million.

HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES

BRP's foreign exchange exposures are managed through a central treasury service. Derivative financial instruments are concluded with investment grade financial institutions. The derivative financial instruments consist mainly of forward foreign exchange contracts and interest rate swap agreements used to manage currency and interest rate risks.

BRP uses derivative financial instruments to manage currency exposure arising from forecasted foreign currency cash flows, mainly the U.S. dollar, and the Euro. In accordance with generally accepted accounting principles in Canada, the fair value of forward foreign exchange contracts used to hedge off-balance sheet forecasted foreign currency cash flows and the offsetting changes in the fair values of the hedged forecasted foreign currency cash flow transactions are not recognised in the Consolidated Financial Statements.

The Company purchases financial derivatives, primarily forward contracts, to reduce foreign exchange volatility. Currently, the objective is to hedge at a minimum 80% of all of its forecasted foreign currency cash flows exposures over the next rolling twelve months and 50% of all of its forecasted foreign currency cash flows exposures over the following rolling twelve months (months 13 to 24). Management typically reviews the foreign exchange exposure monthly. The Company is exposed to credit loss in the event of non-performance by the other party to the derivative financial instruments. The Company limits this exposure by entering into agreements directly with a number of major financial institutions that meet its credit standards and that are expected to satisfy fully their obligations under the contracts.

Derivative contracts outstanding as of January 31, 2005 have maturity dates between 1 and 24 months. Notional amounts of foreign exchange contracts outstanding as of January 31, 2005 to manage foreign exchange exposure on U.S. dollar sales were $649.9 million and to manage foreign exchange exposure on Euro denominated purchases were $274.4 million. Because these contracts are for foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the value of the underlying transaction.

The Company also uses derivative financial instruments to manage the impact of fluctuating interest rates, arising on long-term debt. BRP's interest rate swap agreements convert a portion of its long-term debt from variable to fixed interest rates. The Company decided not to cover the currency exposure on its long-term debt. As not all of the variability of the hedged item's functional currency equivalent cash flows are eliminated by the effect of the hedge, the interest rate swaps do not qualify for hedge accounting.

Outstanding foreign exchange contracts, by maturity date, are as follows :

	Sell	Buy
(millions of Canadian dollars)	currency	currency	January 31, 2005		January 31, 2004
				Canadian		Canadian
			Weighted	equivalent	Weighted	equivalent
			average	notional	average	notional
Sell contracts:			rate	amount	rate	amount
Less than 1 year	USD	CAD	0.7495	$ 449.8	0.7108	$ 588.0
Between 1 and 2 years	USD	CAD	0.7865	200.1	0.7525	257.4
Less than 1 year	USD	JPY	—	—	0.0095	2.4
Less than 1 year	AUD	USD	—	—	1.4580	42.2

Buy contracts:
Less than 1 year	CAD	Euro	0.6042	183.9	0.6120	241.8
Between 1 and 2 years	CAD	Euro	0.6114	90.5	0.6123	107.8

Gains and losses resulting from the change in the fair value of the forward foreign exchange contracts are recorded in the same category as the forecasted foreign currency denominated transactions. For example, if the hedged item is a forecasted foreign currency sale, gains and losses will be included in revenues, and if the hedged item is a forecasted foreign currency purchase, gains and losses will be included in cost of sales.

PENSION AND OTHER BENEFIT PLANS

The Company sponsors several domestic and foreign funded and unfunded defined benefit pension plans covering a majority of its employees in Canada, the United States, Austria and Belgium. The Company provides a defined contribution plan for its employees in the United States. The Company also provides post-retirement benefits plans. These benefits plans essentially consist of post-retirement health care coverage and life insurance benefits in Canada.

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation were as follows (weighted-average assumptions as at the measurement date, December 31 preceding the fiscal year end):

	Year ended January 31, 2005
	Pension		Other Benefit
	Domestic	Foreign	Domestic
Benefit cost actuarial assumptions (1)
Discount rate	6.00%	5.01%	6.00%
Rate of compensation increase	4.09%	3.51%	4.09%
Expected long-term rate of return on plan assets	6.81%	6.00%	—
Projected benefit obligation actuarial assumptions (2)
Discount rate	6.00%	5.01%	6.00%
Rate of compensation increase	4.07%	3.51%	4.07%
(1) Determined as of beginning of period
(2) Determined as of end of period

The determination of the above assumptions was made by Management after a periodic review of factors, such as long-term investment returns expectations prepared by consultants or economists, historical investment returns, long-term inflation expectations and bond yields and recommendations from actuaries. The Company uses the market value of assets for purposes of measuring the pension cost. The Company also reflects the cost of future life expectancy improvements.

Based on the current economic environment and tendency toward increasing the long bond yields, Management does not expect these assumptions to change in such a way so that it would result in higher remeasured projected benefit obligations.

As at January 31, 2005, the reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets under employee future benefits obligations was as follows:

	January 31, 2005
	Pension		Other Benefit
	Domestic	Foreign	Domestic
Fair value of plan assets	$ 112.4	$ 0.8	$ —
Projected benefit obligation	(144.7)	(74.0)	(16.1)
Funded status	(32.3)	(73.2)	(16.1)
Unamortised net actuarial loss (gain)	(1.5)	0.8	0.1
Net recognised amount	$ (33.8)	$ (72.4)	$ (16.0)

The unfunded foreign plans are mainly located in Austria where regulations do not require pre-funding.

The Company will amortise any net actuarial gains and losses over 10% of the greater of the pension obligation and the fair value of plan assets, as well as the cost of any future plan improvements over the estimated average remaining service life of the plan members.

It is estimated that a decrease of 50 basis points in the discount rate assumption would increase the projected benefit obligation for the pension plans by approximately $21.8 million and for other benefits by $1.9 million. The decrease would also increase the pension and other benefit cost by $1.3 million.

It is further estimated that a decrease of 50 basis points in the current long term expected returns on assets would increase the pension cost by approximately $0.5 million.

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $10.3 million to all plans for the year ended January 31, 2006.

The Company froze the existing Canadian defined benefit pension plan with the support of the affected employees. Following the curtailment of that pension plan, employees are no longer able to earn benefits by providing future service but actuarial and investment risks are not eliminated, since current retirees are still covered by the defined benefit pension plan, and employees still on the payroll as at the June 1, 2005 termination date will not lose the benefits they have accumulated until that date. Also the Company agreed to the creation of a replacement pension plan, which would be a defined contribution plan, subject to finalisation of regulatory approval.

Participation in the new Canadian defined contribution plan will be optional for current but mandatory for the new employees with a minimum contribution rate of 4% of their salaries. The Company will match employee contributions up to a maximum of 6%. As a transition, the Company will make additional contributions, for the current employees, up to 5% of their salaries based on age and years of services accumulated as at June 1, 2005, the reform date.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires the use of estimates, which may involve a higher degree of judgement and complexity in their application, and the use of assumptions, all of which may affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Estimates are influenced by factors such as historical experience, current market conditions, changes in the business environment and various other assumptions that are believed to be reasonable and consistent with industry practice. Actual results may differ from these estimates under different assumptions or conditions.

Management discussed the application of these critical accounting estimates with the Audit Committee of the Company.

Management believes the following are the critical accounting estimates used in the preparation of the Company's Consolidated Financial Statements. This discussion addresses only critical accounting estimates that Management considers important based on the degree of uncertainty and the likelihood of a material impact if different estimates were used. There are other areas which require the use of estimates about uncertain matters.

Inventory valuation

Raw materials and work in process, finished products and parts and accessories are valued at the lower of cost (average cost or first-in, first-out) and replacement cost (raw materials) or net realisable value. The Company makes ongoing estimates relating to the net realisable value of inventories, based upon Management's assumptions about future demand and market conditions. If the Company estimates that the net realisable value of its inventory is less than the cost of the inventory recorded in its books, the Company records a reserve equal to the difference between the cost of the inventory and the estimated net realisable value. This reserve is recorded as a charge to cost of sales. If changes in market conditions result in reductions in the estimated realisable value of its inventory below its previous estimate, the Company would increase its reserve in the period in which the Company made such a determination and record an expense to cost of sales.

Sales promotions and incentive programs

Sales promotion and incentive programs include dealer and distributor rebates, volume discounts and retail financing programs. The Company generally provides for estimated sales promotion and incentive expenses at the later of revenue recognition or the announcement of sales promotion and incentive programs. Sales promotion and incentive expenses are estimated based on current programs, historical rates for each product line, inventory levels at the dealer network and future forecasted sales of the dealer network.

Product warranties

The estimated warranty is accrued for each product at the time of sale. Estimates are principally based on assumptions regarding lifetime warranty costs of each product line and each model year of that product line, where little or no claims experience may exist. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Additional service action costs may occur due to certain factors such as weather and its impact on product usage and product recalls. Due to the uncertainty and potential volatility of these estimated factors, changes in Management's assumptions could materially affect net income.

Management estimates of warranty are re-evaluated on a quarterly basis. Experience has shown that initial data for any given model year can be volatile; therefore, the Company's process relies upon long-term historical averages until sufficient data are available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting balances are then compared with present spending rates to ensure that the accruals are adequate to meet expected future obligations.

Litigation

The Company incurs expenses on claims as a result of legal actions against it. The Company maintains insurance for a portion of this exposure and records a liability for its non-insured obligations. The Company estimates its liability obligations based on historical trends and a review of product performance. Any liability recorded is established for reported and unreported claims of injuries or damages that occurred prior to the date of the financial statements.

RECENT ACCOUNTING AND REPORTING DEVELOPMENTS

Canadian GAAP

Financial Instruments — Recognition and Measurement, Hedge, Comprehensive Income, Equity

In January 2005, the CICA released a new financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income.

Section 3855, "Financial Instruments — Recognition and Measurement" establishes standards for recognising and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented.

Section 3865, "Hedge" establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships," and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530, "Comprehensive Income" which establishes standards for reporting and display of comprehensive income. It introduces a new requirement to temporarily present certain gains and losses outside net income.

Section 3251, "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this Section are in addition to those in Section 1530, "Comprehensive Income," Section 3240, "Share Capital," and Section 3260, "Reserves."

The adoption may eliminate certain reconciling items between Canadian and US GAAP. The mandatory effective date for the above new Sections for the Company will be February 1, 2007.

Determining Whether an Arrangement Contains a Lease

On December 9, 2004, the Emerging Issues Committee ("EIC") issued EIC-150, Determining Whether an Arrangement Contains a Lease which addresses the situation when an entity enters into an arrangement comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. This Abstract provides guidance for determining whether such arrangements are, or contain, leases that are within the scope of CICA 3065. The Company should apply the recommendations of EIC-150 to arrangements agreed to, committed to if earlier, or modified after January 31, 2005.

US GAAP

BRP also prepares a reconciliation highlighting the significant differences between its financial statements as prepared in accordance with Canadian GAAP as compared to financial statements prepared under U.S. GAAP (see note 29 to the audited consolidated financial statements).

Inventory Costs

On November 24, 2004, the FASB issued Statement No. 151 "Inventory Costs" ("FAS 151") to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognised as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB 43. FAS 151 also introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognised as an expense in the period in which they are incurred. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for costs incurred during fiscal years beginning after the date of the issuance of this Statement. The Company does not expect the adoption of FAS 151 to have an impact on the financial position, cash flows, and results of operations of the Company.

SUBSEQUENT EVENT

Repayment of Long-term debt

On February 9, 2005, the Company voluntarily fully repaid, without penalty, the U.S. $280 million Term Facilities, for an amount outstanding of $147.2 million, under the Senior Secured Credit Agreement. The U.S. $280 million Term Facilities has been replaced by a new term loan facility of U.S. $50 million, under a senior secured Amended and Restated  Credit Agreement, which will mature January 31, 2011.

FINANCIAL INFORMATION
BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Balance Sheets
(millions of Canadian dollars)
(Unaudited)
	January 31,	April 30,	July 31,	October 31,	January 31,
	2004(1)	2004(1)	2004(1)	2004(1)	2005
ASSETS
Current assets
Cash and cash equivalents	$ 196.2	$ 152.5	$ 205.6	$ 250.9	$ 150.3
Receivables	148.7	137.0	69.8	94.1	112.7
Inventories	331.3	354.3	330.7	344.0	302.1
Deferred income taxes	68.1	75.0	78.3	73.8	62.4
Other assets	97.1	76.9	74.7	108.0	74.5
Assets held for sale	27.5	29.0	39.5	—	3.4
Total current assets	868.9	824.7	798.6	870.8	705.4
Property, plant and equipment	490.3	477.4	453.0	420.6	425.8
Goodwill	117.6	115.9	107.8	108.5	119.9
Trademarks	151.1	151.1	151.1	151.1	151.1
Other intangible assets	90.7	87.5	84.4	81.4	78.1
Deferred income taxes	2.9	9.5	11.0	—	13.4
Other assets	64.5	61.7	59.1	56.7	43.1
Asset held for sale	35.1	36.1	21.7	14.5	10.0
	$ 1,821.1	$ 1,763.9	$ 1,686.7	$ 1,703.6	$ 1,546.8
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ —	$ —	$ —	$ —	$ 12.3
Accounts payable and accrued liabilities	640.5	590.8	526.6	572.4	597.2
Current portion of long-term debt	5.0	5.2	4.2	3.9	147.2
Deferred income taxes	0.3	—	—	—	0.4
Liabilities related to assets held for sale	12.3	12.5	19.2	—	—
Total current liabilities	658.1	608.5	550.0	576.3	757.1
Long-term debt	635.0	656.2	634.5	582.7	249.5
Deferred income taxes	43.0	41.7	41.1	41.4	38.0
Employee future benefits obligations	118.6	121.3	122.1	123.3	122.2
Redeemable preferred shares	43.2	44.2	45.2	—	—
Other long-term liabilities	30.9	28.4	28.2	27.4	28.5
Liabilities related to assets held for sale	3.3	3.3	3.5
Total liabilities	1,532.1	1,503.6	1,424.6	1,351.1	1,195.3

Shareholder's equity
Capital stock	304.5	311.0	311.0	364.0	364.4
Contributed surplus	—	0.7	1.3	1.9	2.3
Retained earnings (deficit)	(17.5)	(53.2)	(34.5)	18.8	(1.5)
Cumulative translation adjustment	2.0	1.8	(15.7)	(32.2)	(13.7)
	289.0	260.3	262.1	352.5	351.5
Total liabilities and Shareholder's equity	$ 1,821.1	$ 1,763.9	$ 1,686.7	$ 1,703.6	$ 1,546.8
(1) See notes 2 and 5 to the Consolidated Financial Statements as at January 31, 2005.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Operations
(millions of Canadian dollars)
(Unaudited)
			Three-month
	Three-month	Three-month	period ended	Three-month
	period ended	period ended	October 31, 2004	period ended
	April 30, 2004 (1)	July 31, 2004 (1)	(1)	January 31, 2005
Revenues	$ 623.0	$ 572.6	$ 637.1	$ 634.3
Cost of sales	534.1	476.7	505.2	528.9
Gross profit	88.9	95.9	131.9	105.4
Operating expenses
Selling and marketing	39.3	29.6	34.3	38.2
Research and development	29.6	25.8	23.9	28.8
General and administrative	28.8	29.4	34.4	35.3
Other charges (income)
Restructuring	—	—	—	26.5
Impairment loss	—	—	—	12.1
Curtailment gain	—	—	—	(23.7)
Total operating expenses	97.7	84.8	92.6	117.2
Operating income (loss) from continuing operations	(8.8)	11.1	39.3	(11.8)
Other income and expenses		-
Financing costs	13.7	10.8	12.2	23.7
Accretion in carrying value and loss on early redemption
of preferred shares	1.0	1.0	7.4	—
Foreign exchange (gain) loss on long-term debt	21.2	(19.9)	(51.9)	3.9
Income (loss) from continuing operations before income
taxes	(44.7)	19.2	71.6	(39.4)
Income tax expense (recovery)	(10.2)	(1.6)	18.0	(18.8)
Income (loss) from continuing operations	(34.5)	20.8	53.6	(20.6)
Income from discontinued operations, net of tax	(1.2)	(2.1)	(0.3)	0.3
Net Income (loss)	$ (35.7)	$ 18.7	$ 53.3	$ (20.3)
(1) See note 5 to the Consolidated Financial Statements as at January 31, 2005.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Operations
(Unaudited)
(millions of Canadian dollars)
	Three-month	Six-month	Nine-month
	period ended April	period ended July	period ended	Year ended January
	30, 2004 (1)	31, 2004 (1)	October 31, 2004 (1)	31, 2005 (1)
Revenues	$ 623.0	$ 1,195.6	$ 1,832.7	$ 2,467.0
Cost of sales	534.1	1,010.8	1,516.0	2,044.9
Gross profit	88.9	184.8	316.7	422.1
Operating expenses
Selling and marketing	39.3	68.9	103.2	141.4
Research and development	29.6	55.4	79.3	108.1
General and administrative	28.8	58.2	92.6	127.9
Other charges (income)	—	—	—	—
Restructuring charges	—	—	—	26.5
Impairment loss on property, plant and
equipment	—	—	—	12.1
Curtailment gain on pension plan	—	—	—	(23.7)
Total operating expenses	97.7	182.5	275.1	392.3
Operating income (loss) from continuing
operations	(8.8)	2.3	41.6	29.8
Other income and expenses
Financing costs	13.7	24.5	36.7	60.4
Accretion in carrying value and loss on early
redemption of preferred shares	1.0	2.0	9.4	9.4
Foreign exchange (gain) loss on long-term debt	21.2	1.3	(50.6)	(46.7)
Income (loss) from continuing operations before
income taxes	(44.7)	(25.5)	46.1	6.7
Income tax expense (recovery)	(10.2)	(11.8)	6.2	(12.6)
Income (loss) from continuing operations	(34.5)	(13.7)	39.9	19.3
Income from discontinued operations, net of tax	(1.2)	(3.3)	(3.6)	(3.3)
Net Income (loss)	$ (35.7)	$ (17.0)	$ 36.3	$ 16.0
(1) See note 5 to the Consolidated Financial Statements as at January 31, 2005.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Cash Flows
(millions of Canadian dollars)
(Unaudited)
	Three-month period	Three-month period	Three-month	Three-month period
	ended April 30, 2004	ended July 31, 2004	period ended	ended January 31,
	(1)	(1)	October 31, 2004 (1)	2005
OPERATING ACTIVITIES:
Income (loss) from continuing operation	$ (34.5)	$ 20.8	$ 53.6	$ (20.6)
Non-cash items:
Depreciation and amortisation	30.1	30.1	32.3	27.6
Amortisation of deferred financing costs	1.6	1.6	1.5	14.7
Employee stock compensation	0.7	0.6	0.5	0.4
Deferred income taxes	(14.4)	(6.6)	10.2	(9.1)
Loss (gain) on disposal of property, plant and equipment	—	0.4	0.6	—
Gain on disposal of assets held for sale	—	—	(0.3)	—
Accretion in carrying value and loss on early redemption
of preferred shares	1.0	1.0	7.4	—
Unrealised gains on derivative financial instruments	—	(1.1)	0.3	(0.8)
Other charges and income	—	—	—	8.4
Foreign exchange gain on long-term debt	21.2	(19.9)	(51.9)	3.9
Net changes in non-cash working capital balances related to
operations	(29.4)	53.4	(27.0)	84.9

Cash flows from operating activities	(23.7)	80.3	27.2	109.4

INVESTING ACTIVITIES
Additions to property, plant and equipment	(8.5)	(11.3)	(15.8)	(34.5)
Proceeds on disposal of property, plant and equipment	—	0.1	1.2	—
Proceeds on disposal of assets held for sale	—	—	1.4	2.0
Net proceeds related to the Utility Vehicles segment	—	—	41.1	(0.8)
Business acquisition	(6.4)	(7.5)	(3.6)	(4.0)

Cash flows from investing activities	(14.9)	(18.7)	24.3	(37.3)

FINANCING ACTIVITIES
Increase in bank loans	—	—	—	12.3
Redemption of preferred share	—	—	(52.6)	—
Increase in capital stock	6.5	—	53.1	0.3
Other liabilities	(2.7)	—	—	2.7
Repayment of long-term debt	—	(2.7)	—	(193.8)
Debt issuance cost	—	—	—	(1.4)
Other	—	—	—	(2.7)

Cash flows from financing activities	3.8	(2.7)	0.5	(182.6)
Effect of exchange rate changes on cash and cash equivalent	(3.2)	(1.9)	(4.7)	9.7
Cash flow from continuing operations	(38.0)	57.0	47.3	(100.8)
Cash flow from discontinued operations	(5.7)	(3.9)	(2.0)	0.2
Net increase (decrease) in cash and cash equivalents	(43.7)	53.1	45.3	(100.6)
Cash and cash equivalent at beginning of period	196.2	152.5	205.6	250.9
Cash and cash equivalent at end of period	$ 152.5	$ 205.6	$ 250.9	$ 150.3
(1) See note 5 to the Consolidated Financial Statements as at January 31, 2005.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Cash Flows
(millions of Canadian dollars)
(Unaudited)
	Three-month period	Six-month	Nine-month
	ended	period ended	period ended	Year ended January
	April 30, 2004 (1)	July 31, 2004 (1)	October 31, 2004 (1)	31, 2005(1)
OPERATING ACTIVITIES:
Income (loss) from continuing operation	$ (34.5)	$ (13,7)	$ 39.9	$ 19.3
Non-cash items:
Depreciation and amortisation	30.1	60.2	92.5	120.1
Amortisation of deferred financing costs	1.6	3.2	4.7	19.4
Employee stock compensation	0.7	1.3	1.8	2.3
Deferred income taxes	(14.4)	(21.0)	(10.8)	(19.9)
Loss (gain) on disposal of property, plant and equipment	—	0.4	1.0	1.0
Gain on disposal of held for sale	—	—	(0.3)	(0.3)
Accretion in carrying value and loss on early redemption
of preferred shares	1.0	2.0	9.4	9.4
Unrealised gains on derivative financial instruments	—	(1.1)	(0.8)	(1.6)
Other charges and income	—	—	—	8.4
Foreign exchange gain on long-term debt	21.2	1.3	(50.6)	(46.7)
Net changes in non-cash working capital balances related to
operations	(29.4)	24.0	(3.0)	81.8

Cash flows from operating activities	(23.7)	56.6	83.8	193.2

INVESTING ACTIVITIES
Additions to property, plant and equipment	(8.5)	(19.8)	(35.6)	(70.1)
Proceeds on disposal of property, plant and equipment	—	0.1	1.3	1.3
Proceeds on disposal of assets held for sale	—	—	1.4	3.4
Net proceeds related to the Utility Vehicles segment	—	—	41.1	40.3
Business acquisition	(6.4)	(13.9)	(17.5)	(21.5)

Cash flows from investing activities	(14.9)	(33.6)	(9.3)	(46.6)

FINANCING ACTIVITIES
Increase in bank loans	—	—	—	12.3
Redemption of preferred share	—	—	(52.6)	(52.6)
Increase in capital stock	6.5	6.5	59.6	59.9
Other liabilities	(2.7)	(2.7)	(2.7)	—
Repayment of long-term debt	—	(2.7)	(2.7)	(196.5)
Debt issuance cost	—	—	—	(1.4)
Other	—	—	—	(2.7)

Cash flows from financing activities	3.8	1.1	1.6	(181.0)
Effect of exchange rate changes on cash and cash equivalent	(3.2)	(5.1)	(9.8)	(0.1)
Cash flow from continuing operations	(38.0)	19.0	66.3	(34.5)
Cash flow from discontinued operations	(5.7)	(9.6)	(11.6)	(11.4)
Net increase (decrease) in cash and cash equivalents	(43.7)	9.4	54.7	(45.9)
Cash and cash equivalent at beginning of period	196.2	196.2	196.2	196.2
Cash and cash equivalent at end of period	$ 152.5	$ 205.6	$ 250.9	$ 150.3
(1) See note 5 to the Consolidated Financial Statements as at January 31, 2005.

Forward-looking Statements

This annual report includes forward-looking statements regarding, among other things, the Company's plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent the Company's beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "expects," "should," or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realise these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

  the Company's high degree of leverage and significant debt service obligations;

  restrictions under the Company's senior secured Amended and Restated Credit Agreement and the indenture governing the Company's Senior Subordinated Notes;

  changes in interest rates;

  changes in foreign currency valuations and economic conditions in the countries where the Company does business;

  the Company's ability to introduce new, or improve existing, products;

  the Company's failure to protect its trademarks, patents and other intellectual property rights;

  changes in the price of raw materials;

  interruptions in deliveries of raw materials or finished goods;

  the Company's ability to effectively compete and changes in competition or other trends in the industries in which it competes;

  current and future litigation; and

  acceptance by the Company's customers of new products it develops or acquires.

        Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not intend, and does not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

ITEM 6- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

        The following table presents certain information concerning BRP's directors and members of senior management as of April 22, 2005:

Name	Age	Position(s)

Laurent Beaudoin	66	Chairman of the Board

José Boisjoli	47	President and Chief Executive Officer

Louis Morin	48	Chief Financial Officer

Pierre Arsenault	41	Vice President and General Manager, Snowmobiles, Watercraft, ATV and Sport Boats

Christopher Dawson	36	Vice President, Strategic Planning and Business Development

François Durand	53	Vice President, Human Resources

Michel Hade	46	Vice President and General Manager, International Sales and Marketing

Roch Lambert	42	Vice President and General Manager, Outboard Marine Engines

Yves Leduc	40	Vice President and General Manager, BRP-Rotax

Jennifer Millson	44	Vice President, General Counsel and Secretary

Alain Villemure	42	Executive Vice President, Manufacturing and Operations, North America and China

Pierre Beaudoin	43	Director

Joshua Bekenstein	46	Director

J.R. André Bombardier	62	Director

Jean Gaulin	62	Director

Jordan Hitch	38	Director

Luc Houle	48	Director

Matthew Levin	39	Director

Carlos Mazzorin	63	Director

Pierre Michaud	61	Director

Nicholas G. Nomicos	42	Director

Daniel J. O'Neill	53	Director

Edward Philip	39	Director

        There are no arrangements on understandings pursuant to which any directors or members of senior management was selected as a director or a member of senior management, other than as provided for in the shareholder's agreement described under "Item 10 - Additional Information - C. Material Contracts - Shareholders Agreement."

        Set forth below is a brief description of the business experience of each of the Company's directors and executive officers:

        Laurent Beaudoin became Chairman of BRP on December 18, 2003. He is the Chairman of the board of directors and the Chief Executive Officer of Bombardier Inc., a position he assumed in December 2004. From 1979 to 1999, Mr. Beaudoin served as Bombardier Inc.'s Chief Executive Officer and Chairman, and from 1993 to 2003, he was Chairman of Bombardier Inc.'s board and executive committee. He is a Fellow Chartered Accountant. Mr. Beaudoin holds a Bachelor of Arts degree from Sainte-Anne College and a Master of Commerce degree from the University of Sherbrooke. He has also received honorary doctorates from several universities, and a number of business awards, including CEO of the Year (Financial Post), Canada's Executive of the Year (International Chamber of Commerce) and membership status in the World Trade Hall of Fame (World Trade Institute). He is the father of Pierre Beaudoin and the brother-in-law of J.R. André Bombardier.

        José Boisjoli became President and Chief Executive Officer of BRP on December 18, 2003. He was previously President of Bombardier Inc.'s snowmobile, personal watercraft and ATV businesses, a position he had held since May 2001. From October 1998 to May 2001, he was President of Bombardier Inc.'s snowmobile and personal watercraft divisions. Mr. Boisjoli joined Bombardier Inc. in February 1989 where he started as Director of Purchasing and later held the positions of Vice President, Material and Vice President and General Manager for all of its North American operations. Mr. Boisjoli holds a Bachelor of Mechanical Engineering degree from the University of Sherbrooke.

        Louis Morin became Chief Financial Officer of BRP on December 18, 2003. From June 2003 to then, he served as a financial consultant for Beaudier. Prior to that, Mr. Morin was Chief Financial Officer of Bombardier Inc., where he worked since 1982. Mr. Morin holds a Masters degree and a Bachelors degree in Business Administration from the University of Montréal and is a Chartered Accountant.

        Pierre Arsenault became Vice President and General Manager, Snowmobiles, Watercraft, ATV and Sport Boats on October 25, 2004. Prior to that, he acted as Vice President, Strategy and Business Development since March 1, 2004. He was previously Vice President, Sales and Marketing - North America, for Bombardier Inc.'s snowmobile, personal watercraft and ATV businesses, a position he had held since September 1, 2002. Mr. Arsenault joined Bombardier Inc. in May 1995 as Director Strategic Planning and had held various positions in marketing, business development and as General Manager of Bombardier Inc.'s Neighbourhood Electric vehicle business. He earned a Bachelors degree in Mechanical Engineering from McGill University and a Masters degree in Business Administration from the Harvard Business School.

        Christopher Dawson became Vice President, Strategic Planning and Business Development on October 25, 2004. He was previously Vice President, Marketing, North America covering all of BRP's brands and held various marketing and strategic planning positions since joining Bombardier Inc. in January 1998. Previously, he worked with different multinational companies in various domestic and international marketing positions. Mr. Dawson has a Bachelor of Commerce (Honours) degree from Queen's University and a Masters degree in Business Administration from INSEAD in France.

        François Durand became Vice President, Human Resources on November 15, 2004, after having spent nearly six months as Vice President, Human Resources at BRP-Rotax in Austria. Prior to that, he was Managing Director with Korn/Ferry International, which acquired in 2000 Illsley Bourbonnais Inc., which he had joined in 1987. Previously, Mr. Durand worked with different companies and organizations in various human resources functions, including Bombardier Inc. Mr. Durand has a Bachelor degree in

Industrial Relations from Laval University.

        Michel Hade became Vice President and General Manager, International Sales and Marketing on December 18, 2003. He had held this position at Bombardier Inc. since June 2000. Previously he worked at Bausch & Lomb Canada (1982-2000) where he rose from Sales Representative to President and General Manager. Mr. Hade holds a Bachelor of Industrial Relations degree from the University of Montréal.

        Roch Lambert became Vice President and General Manager, Outboard Marine Engines on October 25, 2004. Prior to that, he had acted as Executive Vice President, Product Development, Sales and Marketing, North America, since January 1, 2004. He had been the Vice President and General Manager of Marine Engines with Bombardier Inc. since February 2001. Mr. Lambert joined Bombardier Inc. in 1994 and his responsibilities with the company have included Vice President, Operations and Vice President, Production. Mr. Lambert holds a Certificate of Business Administration from Laval University and a Bachelor of Mechanical Engineering degree from the University of Montréal École Polytechnique.

        Yves Leduc became Vice President and General Manager of BRP-Rotax on March 1, 2004. Previously, he was the Vice President of Material Management and Aircraft Engines at Bombardier-Rotax (2000-2004), the Vice President, Strategic Planning and Business Development for the Bombardier Recreational Products division (1998-2000), and a Consultant with McKinsey & Company (1994-1998). Mr. Leduc has a Law degree from the University of Montreal and an LLM from Columbia University. He practised law with the firm of Stikeman Elliott in Montreal from 1988-1994.

        Jennifer Millson became Vice President, General Counsel and Secretary on January 1, 2004. She joined Bombardier Inc. in August 1998 as Vice President, Legal Services of the Bombardier Services group and was appointed Vice President, Legal Services of Bombardier Recreational Products in February 1999. Previously, Ms. Millson was Senior Legal Counsel of TRW Inc. (1990-1997) and an associate with Thompson, Hine and Flory in Cleveland, Ohio (1985-1990). Ms. Millson has a J.D. degree from Georgetown University Law Center and a Bachelor of Arts degree from Miami University.

        Alain Villemure became Executive Vice President, Manufacturing and Operations, North America and China on January 1, 2004. He was previously Vice President, Manufacturing Operations for Bombardier Inc.'s snowmobile, personal watercraft and ATV businesses, a position he had held since 2001. Mr. Villemure joined Bombardier Inc. in 1995 as Director of Operations for the Utility Vehicles division in Granby. He became Plant Manager two years later. He was then transferred to the snowmobile and personal watercraft division as Vice President of Engineering. He holds a Bachelors degree in Electrical Engineering from l'École de Technologie Supérieure of Québec University.

        Pierre Beaudoin became a director on January 15, 2004. In December 2004, he was appointed Executive Vice President of Bombardier Inc., Office of the President. Mr. Beaudoin is also the President and Chief Operating Officer of Bombardier Aerospace, a position he has held since October 2001. He joined Bombardier Inc. in 1985 and helped organise the Marine Products division. In October 1990, he was named Vice President of Product Development for Sea-Doo/Ski-Doo. From June 1992 to January 1994, Mr. Beaudoin served as Executive Vice President of the Sea-Doo/Ski-Doo division, and from January 1994 to April 1996, he assumed the role of its President, until he was appointed the President and Chief Operating Officer of the Bombardier Recreational Products division from 1996 to February 2001. He was President of Bombardier Business Aircraft from February 2001 to October 2001. Mr. Beaudoin studied Industrial Relations at McGill University. He is the son of Chairman Laurent Beaudoin and the nephew of director J.R. André Bombardier.

        Joshua Bekenstein became a director on December 18, 2003. He is a Managing Director at Bain Capital. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a Director of several corporations, including Dollarama, Shoppers Drug Mart, Waters Corporation, and Bright Horizons Family Solutions. Mr. Bekenstein received a Masters degree in Business Administration from Harvard

Business School and a Bachelor of Arts degree from Yale University.

        J.R. André Bombardier became a director on January 15, 2004. He is the Vice Chairman of Bombardier Inc., a position he has held since 1978. Mr. Bombardier joined Bombardier Inc. in 1969 as Vice President, Industrial Division, and then successively held the positions of Vice President, Research and Development, Ski-Doo Division; Assistant to the President in charge of new products, Vice President of Marketing, Marine Products Division, and President of the Roski Ltd. subsidiary, before taking the position he now holds. Mr. Bombardier has a Bachelor of Arts degree from the Séminaire de Sherbrooke as well as a Bachelor of Business from the University of Sherbrooke. He is also a graduate of the Harvard International Senior Managers Program. He is the brother-in-law of Chairman Laurent Beaudoin and the uncle of director Pierre Beaudoin.

        Jean Gaulin became a director on July 23, 2004. He retired as Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock as of January 1, 2002. In December 1996 following the merger of Ultramar Corporation and Diamond Shamrock, Inc., Mr. Gaulin was named Vice Chairman, President and Chief Operating Officer of Ultramar Diamond Shamrock. He was promoted to Chief Executive Officer January 1, 1999. In January 2000, Mr. Gaulin assumed the role of Chairman in addition to President and Chief Executive Officer. Mr. Gaulin also serves on the boards of Crane Co.; National Bank Financial; Groupe St-Hubert Inc; Rona, Inc.; Corporation de l'École Polytechnique; the International Council of l'École des Hautes Etudes Commerciales and Saputo, Inc. Mr. Gaulin is a 1967 graduate of the University of Montreal École Polytechnique where he received a bachelors degree in chemical engineering and science. He also attended St. Jean Royal Military College.

        Jordan Hitch became a director on January 15, 2004. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, Mr. Hitch was a consultant at Bain & Company where he worked in the financial services, healthcare and utility industries. Previously, Mr. Hitch worked for Nalco Chemical Co. as an Area Manager. Mr. Hitch received a Masters degree in Business Administration, with distinction, from the University of Chicago Graduate School of Business. He received a Bachelor degree in Mechanical Engineering from Lehigh University.

        Luc Houle became a director on December 18, 2003. He is Senior Vice President, Investments, CDP Capital—Americas, a subsidiary of the Caisse de Dépôt et Placement du Québec, a position he has held since 1995. Mr. Houle joined the Caisse in 1985 and has held a variety of positions prior to his current appointment, including with CDP Capital—Private Equity and CDP Capital - World Markets. He sits on the advisory committees of Onex Partners LP and Blackstone. Mr. Houle has a Bachelors degree in Finance from the University of Sherbrooke.

        Matthew Levin became a director on December 18, 2003. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, Mr. Levin was a consultant at Bain & Company where he consulted in the consumer products and manufacturing industries. He serves as a director of several corporations, including Dollarama and Unisource. Mr. Levin received an M.B.A. from Harvard Business School where he was a Baker Scholar. He received a Bachelor degree in Science from the University of California at Berkeley.

        Carlos Mazzorin became a director on July 23, 2004. He is Chairman and Chief Executive Officer for Magna Donnelly, a wholly owned subsidiary of Magna International. Mr. Mazzorin joined Magna Donnelly in January 2003 after 30 years at Ford Motor Company. At Ford he served as Group Vice President of Asia Pacific Operations, South America Operations and Global Purchasing and previous to that as Group Vice President of Ford, Mexico operations and Global Purchasing.

        Pierre Michaud became a director on January 15, 2004. He has been Chairman of the Board of Provigo Inc. since June, 1993. He held several positions, including President and Chairman of the Board, with Réno-Dépôt from 1969 until 2003, when he oversaw its successful merger with Groupe Rona. He has been Vice Chairman of the board of Laurentian Bank of Canada since 2003. Mr. Michaud sits on the board of directors of Loblaw Companies Limited, Provigo Inc., Laurentian Trust of Canada Inc., Gaz

Metropolitain, Old Port of Montreal Corporation Inc. and Tremblant Advisory Board and is actively involved in such non-profit and charitable organisations as the Foundation du CHUM, the Québec Business Council and the Ste-Justine Hospital Foundation.

        Nicholas G. Nomicos became a director on January 15, 2004. He is an Executive Vice President at Bain Capital. Prior to joining Bain Capital, Mr. Nomicos held several senior corporate and division management positions at Oak Industries Inc. where he headed the WDM business unit of Lasertron, a semiconductor laser manufacturer serving the telecommunications industry. Previously, Mr. Nomicos was a manager at Bain & Company. He serves as a director of Dollarama. Mr. Nomicos received a Masters degree in Business Administration from Harvard Business School and a B.S.E., Phi Beta Kappa and magna cum laude, from Princeton University.

        Daniel J. O'Neill became a director on July 23, 2004. He is Vice Chairman, Synergies & Integration of Molson Coors Brewing Company. Mr. O'Neill was President and Chief Executive Officer of Molson Inc. prior to its merger with Coors. Mr. O'Neill's career encompasses over 30 years of experience in the consumer products area. Mr. O'Neill graduated from Carleton University with a Bachelors degree in Art and from Queen's University with a Masters degree in Business Administration. Mr. O'Neill also participated in the Program for Management Development course at Harvard Business School.

        Edward Philip became a director on April 4, 2005. In 2004, he started the Decision Matrix Group (DMG), working in the Information Services research and consulting industry. Prior to DMG, Mr. Philip was one of the first employees and founding members of Lycos, serving at various times as the President, COO and CFO. Before Lycos, Mr. Philip spent nearly 5 years at Disney in various financial roles. Prior to Disney, he was an investment banker at Salomon Brothers and Morgan Stanley. He is a member of the board of directors of Hasbro, Inc. Mr. Philip graduated with a Bachelors degree in Science from Vanderbilt University and a Masters degree in Business Administration from Harvard University.

B. Compensation

        The aggregate amount of compensation the Company paid for the year ended January 31, 2005 to its directors and the members of its administrative, supervisory or management bodies as a group, including salaries and profit-sharing payments was $4,781,427. For a description of material benefits provided to such directors and employees see "Item 10 - Additional Information - C. Material Contracts."

        Directors are compensated for their participation on the Company's board of directors by receiving an annual retainer fee, attendance fees and reimbursement for out-of-pocket expenses incurred in connection with rendering such services. The Company has no further arrangements pursuant to which the directors are compensated for their services in their capacity as directors.

Pension and Retirement Benefits

        The Company maintains non-contributory defined benefit plans that provide for pensions and post-retirement benefits to its employees in Canada. With the support of the affected employees, BRP will establish a defined contribution plan as at June 1, 2005 in replacement of the non-senior executive defined benefit plan, for future service only. In the United States, the Company provides for a defined contribution plan to its employees and a supplemental defined benefit pension plan for its senior management. A defined benefit pension plan is also offered to the Company's employees in Austria, Belgium and Norway.

        Following the Transactions, new plans were set up in Canada and in the United States and registered with government authorities. Ownership of certain benefit plans in other countries has been transferred to the Company. As part of the Transactions, an agreement was reached with Bombardier Inc. with respect to Canadian pension plans, the purpose of which was to transfer a proportionate share of assets to fully fund liabilities assumed by BRP under its new plans as of December 18, 2003 on a funding basis. Government approval is still pending. Funds will be transferred following this approval.

C. Board practices

        Reference is made to "Item 6 - Directors, Senior Management and Employees - A.Directors and senior management" for the current term of office, if applicable, and the period during which the Company's directors and senior management have served in that office.

        The articles of incorporation of BRP provide that its board of directors shall consist of a minimum of three and a maximum of fifteen directors. Under Canadian law, 25% of the members of the board of directors must be residents of Canada. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of BRP and applicable law, appointed by the board of directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. No director has any contract or arrangement with BRP entitling him to benefits upon termination of his directorship. BRP's executive officers are appointed by, and serve at the discretion of, the board of directors, except for the chief executive officer and the chief financial officer, which serve at the discretion of the shareholders.

Board Committees

        There are two committees of the board of directors of BRP: the Executive Committee and the Audit Committee. These committees meet regularly and operate under specific terms of reference as approved by the board of directors. The Executive Committee consists of four directors, a quorum of which requires at least one Bain Director, one Beaudier Director and one Caisse Director (as such terms are defined in the Unanimous Shareholders Agreement of J.A. Bombardier (J.A.B.) Inc. dated December 18, 2003 (the "Shareholders Agreement"). The committee members are Laurent Beaudoin, Joshua Bekenstein, Luc Houle and Matthew Levin. The Company's board of directors has delegated to the Executive Committee, during the intervals between meetings of the board of directors, all the powers of the board of directors in respect of the management and direction of the business and affairs of the Company, subject to the terms of the Shareholders Agreement. The Audit Committee consists of three directors. The committee members are Jean Gaulin, Pierre Michaud and Nicolas G. Nomicos. The Company's board of directors adopted the charter of the Audit Committee in light of the Sarbanes-Oxley Act of 2002. In general, the Company's audit committee assists the board of directors in overseeing financial controls and reporting. The audit committee also oversees the Company's compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

D. Employees

        BRP had approximately 7,450, 7,500 and 6,500 employees at January 31, 2003, 2004 and 2005, respectively. As at January 31, 2005, BRP had approximately 2,900 employees in Canada, 1,500 in the United States and 2,100 in Europe and other countries. During the fiscal year ended January 31, 2005, BRP implemented a restructuring program, which resulted in total workforce reductions of approximately 1,000 employees globally.

        The Company believes it has a good working relationship with its employees, which has resulted in high productivity and low turnover in key production positions. Facilities in North America are non-unionised but the Company has established an employee relations committee at most of these facilities. Certain of BRP's Canadian hourly employees are parties to a stability agreement which provides that employees classified as "permanent employees" as of December 2, 2002, may not be laid off except under specified circumstances. Additionally, these employees are entitled to receive a portion of their salary upon assembly line shutdown due to supply shortages. The Company's employees in Austria and Finland are members of each country's national union.

E. Share ownership

        No member of the Company's board of directors or senior management owns any shares of capital stock of the Company. BRP's parent holds all of the Company's outstanding capital stock. For a summary of the major shareholders of BRP's parent, including the shares held by members of BRP's board of directors and senior management as a group, see "Item 7 -Major Shareholders and Related Party Transactions - A. Major shareholders."

ITEM 7- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

        BRP's parent, J.A.B., holds all of the Company's outstanding capital stock, represented by one (1) common share. The following table provides certain information as of January 31, 2005 with respect to the beneficial ownership of the equity interests of the Company's parent by (i) each holder known by BRP who beneficially owns 5% or more of the outstanding equity interests of the Company's parent, and (ii) all of BRP's directors and members of senior management as a group.

	Common Shares (1)				Preference Shares (2)

		Percentage		Percentage		Percentage
		Ownership		Ownership		Ownership
		Interest		Interest		Interest
	Class A	Class A	Class B	Class B	Class A	Class A
Beneficial Owner	Shares	Shares	Shares	Shares	Shares	Shares

Bain Capital Luxembourg Investments S.ar.l.	152,299,950	50%	—	—	—	—

Beaudier Inc.	63,965,979	21%	6,418,000	35.01%	—	—
Caisse de dépôt et placement du Québec	45,689,985	15%	—	—	—	—
4260937 Canada Inc.
(formerly held by Jadier International Inc.)	14,214,662	4.67%	1,425,000	7.77%	—	—
4260911 Canada Inc.
(formerly held by Gestion J.I.C.A. Inc.)	14,214,662	4.67%	1,425,000	7.77%	—	—
4260929 Canada Inc.
(formerly held by Fonds Achbee Inc.)	14,214,662	4.67%	1,425,000	7.77%	—	—
Bombardier Inc.	—	—	—	—	50,000	100%
All BRP directors and members of senior
management as a group (3)	—	—	7,641,550	41.68%	—	—

Total:	304,599,900	100%	18,334,550	100%	50,000	100%

______________________

(1)         The Class A Common Shares and Class B Common Shares are fully paid common equity of J.A.B. These shares will participate together in distributions upon liquidation after prior payment of the liquidation preference amount payable to holders of preference shares. Class A Common Shares carry voting rights. Class B Common Shares are non-voting, except as otherwise required by law. Class B Common Shares are convertible into Class A Common Shares upon certain events, including certain change in control transactions, on the third anniversary of an initial public offering or at any time thereafter in connection with a transfer to a non-affiliate, and immediately prior to any liquidation, dissolution or winding-up of BRP's parent.

(2)         The Class A Preference Shares are non-voting, non-participating and are not convertible into any other class of equity of J.A.B. Class A Preference Shares are redeemable at their original purchase price plus all accrued or declared but unpaid dividends (i) at any time at the option of BRP's parent, (ii) upon a change of control, (iii) subject to approval by BRP's parent's and BRP's financing sources, upon an initial public offering or, (iv) upon the sale by BRP's parent or BRP of all or substantially all of BRP's parent or BRP's assets. Class A Preference Shares have a liquidation preference and carry a 6% cumulative dividend right which, at the option of BRP's parent, may be paid in cash or in-kind. So long as any Class A Preference Shares are outstanding, BRP's parent has agreed not to pay or declare dividends in respect of BRP's Sponsors' equity or repay or make any payments in respect of certain sponsor loans, unless concurrent with such repayment or other payment all Class A Preference Shares are redeemed, in each case unless the holders of preference shares receive concurrently, but in priority, the full redemption price to which they are then entitled (plus all accrued or declared but unpaid dividends). Upon liquidation, the holders of Class A Preference Shares will be entitled to receive an amount equal to the face amount of such shares plus any accrued or declared but unpaid dividends prior to any distributions to holders of Class A Common Shares, Class B Common Shares or Class B Preference Shares. In addition, J.A.B. has an authorized, but unissued class of preference shares, the Class B Preference Shares, which will rank junior to the Class A Preference Shares if and when issued.

(3)         Certain of the Company's directors, Joshua Bekenstein, Jordan Hitch and Matthew Levin, are managing directors of the general partner of the owner of Bain Capital Luxembourg Investments S.ar.l. These directors may be considered to beneficially own the shares of the capital stock of the Company's parent held by such entity. Notwithstanding, these directors explicitly disclaim any beneficial ownership of such shares except to the extent of their pecuniary interest in such shares. As such, this amount does not reflect any beneficial ownership of such shares.

B. Related party transactions

Arrangements with the Company's Sponsors

        In connection with the Transactions, BRP entered into a shareholders agreement with its parent, the Sponsors and Bombardier Inc. and a management agreement with its parent and certain affiliates of its Sponsors. See "Item 10 - Additional Information - C. Material Contracts."

        Under the Revolving Facilities that are part of the Company's credit agreement dated December 18, 2003 (amended and restated on February 9, 2005), the Caisse de Dépôt et Placement du Québec has committed to lend to the Company an amount of up to CAD$41.0 million (including letters of credit) and has lent to the Company an amount of approximately $9.0 million under the Revolving Facilities as of January 31, 2005.

        Pursuant to the terms of the new Term Facility under the senior secured Amended and Restated Credit Agreement dated February 9, 2005, the Caisse de Dépôt et Placement du Québec has lent to the Company an amount of U.S.$6.5 ( approximately $8.0 million). .

Arrangements with Bombardier Inc.

        Prior to the consummation of the Transactions, the Company operated as the recreational products business of Bombardier Inc. within its operational and administrative infrastructure. The Company's chairman, Laurent Beaudoin, remains executive chairman and a significant equity holder of Bombardier Inc. Mr. Beaudoin's wife, Claire Bombardier Beaudoin, together with members of her family directly or indirectly control Bombardier Inc. In connection with the Transactions, the Company entered into certain arrangements with Bombardier Inc., including a trademark license agreement and floorplan and other financing arrangements. See "Item 10 - Additional Information - C. Material Contracts."

        Bombardier Capital, an affiliate of Bombardier Inc., has historically provided a significant portion of the Company's North American floorplan financing. In connection with the Transactions, the Company amended and restated these agreements, which include one with respect to Canadian dealers and one with respect to U.S. dealers. The Company's floorplan financing arrangements with Bombardier Capital provide for aggregate financing up to a maximum of U.S.$750.0 million. The amount outstanding under these facilities as of January 31, 2005 was $705.3 million.

        In addition, in connection with these arrangements, BRP entered into a five-year mutual exclusivity arrangement with Bombardier Capital with respect to the Company's North American floorplan financing. If BRP or Bombardier Capital breach this exclusivity arrangement or terminate the arrangement without cause, the breaching party will be liable for penalties equal to $12 million per year for the remainder of the exclusivity period.

        On April 18, 2005, Bombardier Capital announced that it had agreed to sell its inventory finance division to GE Commercial Finance and that the final closing of this transaction is expected in the next several weeks.

C. Interests of experts and counsels

Not applicable.

ITEM 8- FINANCIAL INFORMATION

A. Consolidated statements and other financial information

BRP's Financial Statements, which are set forth in the accompanying index to Consolidated Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 17.

B. Significant changes

No significant change has occurred since the date of the Audited Consolidated Financial Statements included in Item 17.

ITEM 9- THE OFFER AND LISTING

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Not applicable.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10- ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and articles of association

        These items have been previously filed with Bombardier Recreational Products Inc.'s Registration Statement on Form F-4 (SEC No. 333-116582). Such items are incorporated by reference into this Annual Report on Form 20-F.

C. Material contracts

        Certain material contracts of the Company are described below. These summaries are qualified in their entirety by the terms of the specific contracts, each of which is filed as an exhibit to this annual report and is incorporated herein by reference.

Indenture relating to US$200,000,000 8¾% Senior Subordinated Notes due December 15, 2013, dated as of December 18, 2003 by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

        On December 18, 2003, the Company issued US$200.0 million in aggregate principal amount of 8¾% Senior Subordinated Notes due December 15, 2013. The notes are unsecured and are due on December 15, 2013. Interest on the notes is payable semi-annually in arrears on June 15 and December 15 of each year. The Company's obligations under the notes are guaranteed by most, but not all, of the Company's subsidiaries. The notes are redeemable, at the Company's option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to the Company and certain of its subsidiaries, and customary events of defaults. If an event of default occurs and is continuing, other than the Company's bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all notes to be due and payable immediately.

Amendment and Restatement, dated as of February 9, 2005, of the Credit Agreement dated as of December 18, 2003, among the Company, BRP US Inc., the guarantors party thereto, the Bank of Montreal, as administrative agent, and the lenders signatory thereto.

        On February 9, 2005, the Company amended and restated its Credit Agreement dated as of December 18, 2003 by executing and delivering the Amended and Restated Credit Agreement described above and following the satisfaction of certain conditions precedent. The Company's credit agreement, as amended provides for (i) a $250.0 million Revolving Facilities maturing in December 2008 and (ii) a US$50.0 million Term Facility maturing in January 2011.

        The proceeds of the Company's Revolving Facilities are to be used exclusively for its general corporate purposes and to fund working capital requirements. Advances under the revolving credit facilities will bear interest at the Canadian or US prime rate, the banker's acceptance rate, LIBOR, EUROLIBOR or U.S. base rate, plus in each case an applicable margin. As of January 31, 2005, an aggregate of approximately $12.3 million (U.S.$ 10.0 million) had been drawn under the Company's Revolving Facilities.

The Amended and Restated Credit Agreement contains customary restrictive and financial covenants with respect to the Company and its subsidiaries, and customary events of default. Such covenants, however, permit the Company's repayment of interest on its subordinated debt, payment of management fees or other similar expenses to its direct or indirect parent, and transactions for the primary purpose of creating tax benefits.

Floorplan Financing

The Company has agreements with various finance companies, including Bombardier Capital, to provide floorplan financing to its dealers in North America, Australia and New Zealand to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of the Company's working capital. A significant percentage of the Company's sales of snowmobiles, sport boats, personal watercraft, ATVs and outboard engines to dealers in North America are financed under such arrangements.

Generally, the Company's floorplan financing arrangements work as follows: after conducting a credit review of a dealer, the financing company establishes a line of credit for such dealer on terms that the Company has helped to arrange. The Company may then begin to ship products to the dealer, up to the available credit line of the dealer and simultaneously delivering a copy of the dealer's invoice to the financing company, which then pays the Company for the product on behalf of the dealer. As a sales incentive, the Company generally provides a "free floorplanning" period to its dealers during which the Company pays interest to the financing company for a limited period of time and thereafter, the dealer assumes responsibility for interest payments to the financing company.

The total amount of floorplan financing provided to dealers in North America, Australia and New Zealand during the year ended January 31, 2005, the combined year ended January 31, 2004 and the year ended January 31, 2003 was $1.4 billion, $1.4 billion and $1.5 billion, respectively. The amount outstanding as of January 31, 2005, 2004 and 2003 was $719.6, $753.7 million and $950.1 million, respectively. The Company's portion of financing charges under the free floorplanning programs described above for the year ended January 31, 2005, and the years ended January 31, 2004 and 2003 was $30.6 million, $28.9 million and $25.6 million, respectively.

Receivables Factoring Programs

The Company has agreements in place with various finance companies, including Bombardier Capital, to provide receivables factoring as part of the Company's plan to manage working capital. These factoring programs generally relate to receivables from sales of products for which floorplan financing is not available. Under these agreements, BRP typically receives the face value of the receivable less some negotiated discount. Each of the Company's factoring agreements is typically terminable, by either party, upon short notice.

The total amount of receivables factoring worldwide during the year ended January 31, 2005, the combined year ended January 31, 2004 and the year ended January 31, 2003, was $796.0, $803.6 million and $647.5 million, respectively. The amount outstanding as of January 31, 2005, 2004 and 2003 was $186.5, $213.1 million and $193.5 million, respectively. Related financing charges for the year ended January 31, 2005, and the years ended January 31, 2004 and 2003 were $6.8, $3.9 million and $7.6 million, respectively.

In addition, in connection with the Transactions, with respect to receivables originated in North America and not eligible for floorplan financing and receivables originated in Scandinavia, the Company put in place a new 18-month factoring facility with Bombardier Capital for approximately U.S.$115.0 million of financing to replace an existing securitization facility for North American receivables and an existing Scandinavian factoring facility. The Company set up a bankruptcy-remote subsidiary to which the Company and certain of its subsidiaries will sell receivables originating in the United States, Canada and

Scandinavia. The subsidiary then sells those receivables to Bombardier Capital for cash at an advance rate to be determined by the parties and for deferred compensation, to be paid upon collection of the receivables owed by the obligors.

Trademark License Agreement

In connection with the Transactions, BRP entered into a trademark license agreement with Bombardier Inc. The trademark license agreement provides BRP with exclusive rights to certain trademarks currently used in its business but which Bombardier Inc. will continue to own, such as the Bombardier mark and cog-wheel design. The license is royalty-free and subject to certain conditions. The license allows BRP to use "Bombardier" in its corporate name as long as the Beaudier Group maintains at least a 10% ownership interest in BRP's parent.

Shareholders Agreement

In connection with the Transactions, BRP entered into a shareholders agreement with its parent, its Sponsors and Bombardier Inc. The shareholders agreement contains agreements among the parties with respect to BRP, its parent and BRP's subsidiaries that include the following provisions:

  The parties agree to fix the initial number of members of the board of directors of the Company's parent at thirteen members and elect certain enumerated persons as the initial members of the board of directors of its parent.

  Subject to their continued respective ownership of shares of the Company's parent, its Sponsors may designate ten of the thirteen directors of the Company's parent. BRP's Sponsors will also be entitled to collectively designate three independent members of the board of directors of BRP's parent.

  All decisions with respect to BRP, its parent and the respective subsidiaries will require the approval of at least a majority of the board of directors of BRP's parent. In addition, special shareholder consent will be required for certain enumerated corporate actions.

  The transfer of shares in BRP's parent will be generally prohibited, subject to certain enumerated exceptions. In addition, any proposed transfer of shares for value will be generally subject to a right of first offer in favor of the other shareholders, pro rata in accordance with their shareholdings of Class A and Class B Common Shares. Furthermore, in the event that the right of first offer is not elected by the other shareholders, and a selling shareholder proceeds with a sale of shares of BRP's parent to a third party, such sale shall be subject to tag-along rights in favor of the other shareholders, in an amount that is pro rata among those shareholders who elect to participate in the tag-along sale. Additionally, such a sale may be subject to drag-along rights under certain circumstances.

  The issuance and sale by BRP's parent of any shares, options, warrants or convertible securities will be subject to preemptive rights in favor of each holder of Class A and Class B Common Shares, pro rata in accordance with their shareholdings.

        Any members of management who hold shares or options of BRP's parent are required to become a party to this agreement. In addition, simultaneous with the closing of the Transactions, BRP entered into a registration rights agreement with its Sponsors and its parent. Subject to specified restrictions, after an initial public offering of the common shares of BRP's parent, and upon written request, BRP's Sponsors may, individually or collectively, demand the registration of registrable securities having an anticipated net aggregate offering price of at least $10.0 million. Additionally, subject to certain exempted transactions, BRP's Sponsors will have piggyback registration rights when its parent proposes to register any of its equity securities, whether in connection with an initial public offering or otherwise. The registration rights agreement contains customary indemnification provisions.

Management Agreement

        Upon completion of the Transactions, BRP and its parent entered into a management agreement with affiliates of BRP's Sponsors to provide management services. Pursuant to such agreement, affiliates of BRP's Sponsors received an aggregate annual management fee of U.S. $2.25 million, and reimbursement for out-of-pocket expenses incurred in connection with the Transactions prior to the closing date and in connection with the provision of services pursuant to the agreement. In addition, pursuant to such agreement, affiliates of BRP's Sponsors also received aggregate transaction fees of approximately $24.5 million, in connection with the services provided by such entities related to the Transactions. In addition, the management agreement provides that affiliates of BRP's Sponsors will also receive fees in connection with certain subsequent financing and acquisition transactions (excluding an initial public offering). The management agreement includes customary indemnification provisions in favour of BRP's Sponsors and their affiliates. The term of the management agreement runs until January 31, 2014.

Management Share Subscription Agreement

        On March 31, 2004, the board of directors of the Company's parent approved a management share subscription agreement for its directors, executive officers and certain of its employees. Under the management share subscription agreement, the subscribers are entitled to purchase a certain amount of Class B common shares of the Company's parent for an amount equal to their fair value. The terms of the management subscription agreement provide the Company's parent with the right to repurchase all or a portion of the subscription shares, and provide the subscribers with a right to sell to the parent all or a portion of their subscription shares, in each case, under certain corporate transactions or other circumstances. The call option and put option each expire on the occurrence of an initial public offering or upon a change in control. As of January 31, 2005, 7,641,550 Class B common shares of the Company's parent were held by the Company's directors, executive officers and certain of its employees.

Stock Option Plan

        On March 31, 2004, the board of directors of the Company's parent approved a new stock option plan for BRP's executive officers and certain of its employees. The options are exercisable into Class B common shares of the Company's parent at an exercise price equal to the fair market value of the Class B common shares on the date of grant, and are exercisable for a period of up to 10 years. One-third of the options granted vest in equal annual instalments on each of the five annual anniversary dates of the date of grant (the "Reference Date"). The remaining two-thirds become eligible to vest in equal annual instalments on each of the five annual anniversary dates of the Reference Date, and shall only vest upon certain performance measures being achieved at the date of either a change in control or an initial public offering. As of January 31, 2005, 20,074,650 options were held by participants of the stock option plan.

D. Exchange controls

        There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to non-resident holders of the shares of BRP's parent. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention.

        There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote the shares of BRP's parent. There are, however, certain requirements on the acquisition of control of the shares of BRP's parent by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

E. Taxation

Not applicable.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Copies of documents that the Company has filed or incorporated by reference as exhibits to this annual report may be read and viewed at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., USA, 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission (the "SEC") at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 726 St. Joseph Street, Valcourt, Quebec, Canada J0E 2L0.

I. Subsidiary information

Not Applicable.

ITEM 11- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Effect of Foreign Exchange Rate Fluctuations

        The Company is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the Canadian dollar, mainly the U.S. dollar and the Euro, and from transactions in foreign currencies, mainly the U.S. dollar and the Euro. Management believes that exchange rate movements, particularly of the U.S. dollar to the Canadian dollar and the Euro to the Canadian dollar could have a significant impact on the Company's Consolidated Financial Statements.

        The year-end exchange rates used to translate assets and liabilities were as follows:

	January 31, 2005	January 31, 2004
U.S. dollar	1.2380$CA/$US	1.3264$CA/$US
Euro	1.6157$CA/Euro	1.6520$CA/Euro

        When comparing the January 31, 2005 exchange rates to the January 31, 2004 exchange rates, the Canadian dollar strengthened in relation to the U.S. dollar by approximately 6.7%. The Canadian dollar also strengthened in relation to the Euro by approximately 2.2%.

        The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Year ended	Combined year ended	Year ended
	January 31, 2005	January 31, 2004	January 31, 2003
U.S. dollar	1.2962$CA/$US	1.3812$CA/$US	1.5655$CA/$US
Euro	1.6147$CA/Euro	1.5811$CA/Euro	1.5018$CA/Euro

        When comparing the average exchange rates for the year ended January 31, 2005 to the average exchange rates for the combined year ended January 31, 2004, the Canadian dollar strengthened in relation to the U.S. dollar by approximately 6.2% whereas the Canadian dollar weakened in relation to the Euro by approximately 2.2%. When comparing the average exchange rates for the combined year ended January 31, 2004 to the average exchange rates for the year ended January 31, 2003, the Canadian dollar strengthened in relation to the U.S. dollar by 11.8% whereas the Canadian dollar weakened in relation to the Euro by approximately by 5.3%.

        The Company's primary exposures are to U.S. dollar denominated sales in excess of its purchases, Euro denominated purchases in excess of its sales and foreign exchange movements on the U.S. dollar denominated debt.

        In addition to the impact of movements in exchange rates on translation into Canadian dollars of the Company's foreign currency transactions, described above, the Company's results can also be influenced by the impact of movements in exchange rates on foreign integrated operations. A portion of the Company's sales and operating expenses are derived from foreign integrated operations denominated in currencies other than the Canadian dollar. Sales made outside Canada are denominated in foreign currencies, and these currencies could become less valuable prior to conversion into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could result in lower revenues for the Company, when expressed in Canadian dollars.

        However, foreign currency transactions occurring in a given fiscal year may not have been fully impacted by the movements in exchange rates of that same fiscal year as a result of the Company's hedging programs. The Company's current practice is to use derivative financial instruments to manage foreign currency exchange rate risks for the short term exposure while for the long term the Company aims to have a natural hedge position by balancing its inflows and outflows by currencies.

        As at December 18, 2003, in connection with the Transactions, the outstanding forward foreign exchange contracts were recognised on the balance sheet at fair value of $50.8 million. This had an unfavourable impact on gross profit of $25.2 million for the year ended January 31, 2005 and an unfavourable impact of $25.6 million for the combined year ended January 31, 2004.

Interest Rates

        The credit agreements allow the Company to borrow up to $250 million under Revolving Facilities and U.S.$280 million (U.S.$50 million as at February 9, 2005) under Term Facilities bearing a floating rate of interest based on LIBOR or "prime" rates plus applicable margin. At January 31, 2005, the effective interest rate on Revolving Facilities' and Term Facilities' borrowings was 5.05% and 4.97%, respectively. During January 2005, the Company voluntarily repaid, without penalty, U.S.$158.3 million (approximately $193.0 million) of its Term Facilities and shortly thereafter, on February 9, 2005, the Company voluntarily fully repaid, without penalty, the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) of the Term Facilities and entered into a new Term Facility of U.S.$50 million (approximately $62.0 million), under the senior secured Amended and Restated Credit Agreement, which will mature January 31, 2011. Concurrent with the voluntary repayment on February 9, 2005, the Company settled the U.S.$70 million interest rate swap agreements it had in order to manage exposures to interest rate fluctuations.

        The U.S.$200 million (approximately $248.0 million) Senior Subordinated Notes bear a fixed rate of 8 3/8%, with interest payable semi-annually in June and December.

ITEM 12- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

        On February 9, 2005, the Company announced an amendment and restatement of its senior secured credit facility. In connection with that amendment and restatement, certain technical defaults were waived, and the Company repaid its $347 million (US$280 million) term loan facilities under the senior secured credit agreements, replacing such facilities with a new term loan facility of $62 million (US $50 million), under the senior secured Amended and Restated Credit Agreement.

ITEM 14- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

ITEM 15- CONTROLS AND PROCEDURES

        The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to its equity holders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

        Under the supervision and with the participation of the Company's management, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report. Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in periodic SEC filings, to the extent the Company was required to make such filings, is recorded, processed, summarised and reported with the time periods specified in the SEC's rules and forms. In addition, such officers concluded that the Company's disclosure controls and procedures were also effective to ensure that information required to be disclosed in such reports is accumulated and communicated to the Company's management, including such officers, to allow timely decisions regarding required disclosure.

        There were no significant changes made in the Company's internal controls during the period covered by this annual report or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

        The Company's management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16- [RESERVED]

ITEM 16A- AUDIT COMMITTEE FINANCIAL EXPERT

        The Company's board of directors has determined that none of its members who serve on the audit committee is an "audit committee financial expert" as that term is defined by the SEC. The Company's board of directors has determined, however, that the absence from its audit committee of a person who would qualify as an audit committee financial expert does not impair the ability of the audit committee to provide effective oversight of its external financial reporting and internal control over financial reporting. Accordingly, the Company's board of directors does not intend to add a person to its membership solely for the purpose of adding an audit committee financial expert. In reaching its determination that the members of the audit committee, as it is presently constituted, have sufficient knowledge and experience to exercise effective oversight without the addition of an audit committee financial expert, the Company's board of directors considered the knowledge gained by the current members of the audit committee in connection with their prior experience.

ITEM 16B- CODE OF ETHICS

        The Company has adopted a code of ethics that applies to all of its employees, including its Chief Executive Officer and Chief Financial Officer. The Company will provide without charge to each person, on the written or oral request of such person, a copy of such code of ethics. Requests for such copies should be directed to Bombardier Recreational Products Inc. at the following address: 726 St-Joseph, Valcourt, Quebec, Canada, J0E 2L0 Attention: Vice President, General Counsel and Secretary, telephone number (450) 532-2211.

ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Accountant fees payable for the years ended January 31, 2005 and January 31, 2004 to Ernst & Young LLP and its affiliates were $2,856.9 million and $3,656.6 million, respectively.

        The fees payable to Ernst & Young LLP in 2005 and 2004 are detailed below.

		Combined
	Year ended	Year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004
Audit fees	2,246.9	3,274.0
Audit-related fees	99.7	131.9
Tax fees	510.3	223.1
All other fees	-	27.6
Total	2,856.9	3,,656.6

The nature of each category of fees is described below.

Audit Fees

        Audit fees were paid for professional services rendered for the:

  Annual audits of the consolidated financial statements and the statutory financial statements of the subsidiaries and reviews of quarterly consolidated financial statements;
  Consultations by BRP's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by regulatory or standard setting bodies: and
  Services associated with securities commissions registration statements, periodic reports and other documents filed with securities commissions or other documents issued in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to securities commissions comment letters.

Audit-Related Fees

Audit-related fees were paid for assurance and related services related to information systems reviews not performed in connection with the audit and Sarbanes-Oxley advisory services.

Tax Fees

        Tax fees were paid for services related to:
  Tax compliance services consisting in the preparation, review or other consultations and assistance with regard to Canadian, US and foreign;
  Assistance with tax audits and appeals before Canadian, US and foreign tax authorities and similar provincial, state or local and foreign agencies with regard to income, social security, sales and local taxes and customs duties;
  Tax planning services, assistance and advice;

  Tax only valuation services executed as part of tax reorganization projects (such as roll over or other inter-company transfers of assets) to comply with tax legislation requirements;
  Tax planning services in connection with the international structure of the group;
  Services in connection with matters relating to accounting for tax;
  Tax services related to taxation of employees;
  Services in connection with Scientific Research and Experimental Development tax incentives; and
  Services in connection with tax risk management.

All Other Fees

        Fees disclosed in the table above under the item "all other fees" were paid for translation of certain financial information of BRP and its subsidiaries, including financial statements, MD&As, press releases, annual and quarterly reports.

Pre-Approval Policies and Procedures

        The Company's Audit Committee has adopted a pre-approval policy with respect to permitted audit and non-audit services. Non-audit fees are expected to relate primarily to tax advisory services. Under the policy, estimated audit and non-audit fees payable by the Company and its subsidiaries must be submitted prior to the initiation of non-audit services and in advance of each financial quarter for pre-approval by the Company's Audit Committee. Requests by the Company or its subsidiaries for pre-approval of audit and non-audit fees within any financial quarter must be submitted to the Company's chief financial officer and approved by the Chair of the Audit Committee.

        Prior to December 3, 2004, when the Audit Committee adopted the above pre-approval policy, none of the services described above were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D- EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17- FINANCIAL STATEMENTS

The Company's Audited Consolidated Financial Statements commence on page F-1 of this annual report.

ITEM 18- FINANCIAL STATEMENTS

Not applicable.

ITEM 19- EXHIBITS

The following documents are filed as exhibits to the Annual Report on Form 20-F:

Exhibit
No.	Description

1.1*	Articles of Incorporation of Bombardier Recreational Products Inc.

1.2*	Bylaws of Bombardier Recreational Products Inc.

2.1*	Indenture with respect to the 8 3/8% Senior Subordinated Notes due 2013 between Bombardier Recreational Products Inc., as issuer, the Guarantors listed on the signature pages thereto, as guarantors, and U.S. Bank, National Association as trustee, dated December 18, 2003.

2.2*	Supplemental Indenture, dated as of March 12, 2004, among Bombardier (Mexico) S.A. de C.V., as additional guarantor, Bombardier Recreational Products Inc., as issuer, the Other Guarantors, and U.S. Bank, National Association as trustee.

2.3*	Supplemental Indenture, dated as of March 12, 2004, among Bombardier Recreational Products Australia Pty Ltd., as additional guarantor, Bombardier Recreational Products Inc., as issuer, the Other Guarantors and U.S. Bank, National Association as trustee.

2.4*	Supplemental Indenture, dated as of March 12, 2004, among Bombardier Recreational Products Japan Co. Ltd., as additional guarantor, Bombardier Recreational Products Inc., as issuer, the Other Guarantors and U.S. Bank, National Association as trustee

2.5	Supplemental Indenture, dated as of February 9, 2005, among Aircraft Engine Services (AES) Inc., 4279174 Canada Inc., and BRP Holdings (Hungary) Assent Management Limited Liability Company, as additional guarantors, Bombardier Recreational Products Inc., as issuer, the Other Guarantors and U.S. Bank, National Association, as trustee.

2.6*	Form of 8 3/8% Senior Subordinated Notes due 2013 (included in Exhibit 2.1).

4.1	Amended and Restated Credit Agreement dated as of February 9, 2005, among Bombardier Recreational Products Inc., BRP US Inc., the Guarantors party thereto from time to time, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Global Transaction Coordinator, Royal Bank of Canada, as Canadian Transaction Coordinator, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Book Runners and Lead Arrangers of the Term Facilities, BMO Nesbitt Burns Inc. and Royal Bank of Canada as Joint Book Runners and Lead Arrangers of the Revolving Facilities, Bank of Montreal, as Administrative Agent, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Royal Bank of Canada as Co-Syndication Agents, General Electric Capital Corporation, as Documentation Agent, and the Lenders party thereto from time to time.

4.2	Amended and Restated U.S. Security Agreement by BRP US Inc., as U.S. Revolving Borrower, the Guarantors named therein and Bank of Montreal, as Administrative Agent, dated as of December 18, 2003 and Amended and Restated as of February 9, 2005.

4.3	Amended and Restated Canadian Security Agreement by Bombardier Recreational Products Inc., as Canadian Borrower, the Guarantors named therein and Bank of Montreal, as Administrative Agent, dated as of December 18, 2003 and Amended and Restated as of February 9, 2005.

4.4*	License Agreement dated December 18, 2003 between Bombardier Inc., as Trademark Owner, and 4145321 Canada Inc., as Licensee.

4.5*	Second Amended and Restated Wholesale Financing Agreement, dated as of December 18, 2003, by and between Bombardier Motor Corporation of America and Bombardier Capital Inc.

4.5*	Amended and Restated Wholesale Financing Agreement, dated as of December 18, 2003, by and between 6090851 Canada Inc. and Bombardier Capital Inc.

Exhibit
No.	Description

4.6*	Purchase Agreement, dated as of December 18, 2003, among Bombardier Motor Corporation of America, Bombardier Nordtrac AB, Bombardier Nordtrac AS and Bombardier-Nordtrac OY and Bombardier Recreational Products Inc. and BRP Receivables Funding, LLC.

4.7*	Receivables Purchase Agreement, dated as of December 18, 2003, among BRP Receivables Funding, LLC and Bombardier Capital Inc. and Bombardier Motor Corporation of America, Bombardier Nordtrac AB, Bombardier Nordtrac AS and Bombardier-Nordtrac OY and Bombardier Recreational Products Inc.

4.8	J. A. Bombardier (J.A.B.) Inc. Management Option Plan, dated March 31, 2004.

4.9	Management Share Subscription Agreement, dated March 31, 2004

4.10*	Unanimous Shareholders Agreement among J. A. Bombardier (J.A.B.) Inc., Bombardier Recreational Products Inc., and the shareholders of J. A. Bombardier (J.A.B.) Inc., dated as of December 18, 2003.

4.11*	Management Agreement among J. A. Bombardier (J.A.B.) Inc., Bombardier Recreational Products Inc., Beaudier Inc., Bain Capital Partners, LLC and Caisse de Dépôt et placement du Québec, dated as of December 18, 2003.

8.1	Subsidiaries of Bombardier Recreational Products Inc.

12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

13.1	Certification of Chief Executive Officer Pursuant Section 906 of the Sarbanes-Oxley Act

13.2	Certification of Chief Financial Officer Pursuant Section 906 of the Sarbanes-Oxley Act

*	This item has been filed with Bombardier Recreational Product's Registration Statement on Form F-4 (SEC
No. 333-116582). Such item is incorporated by reference into this annual report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS

Bombardier Recreational Products Inc. Audited Consolidated Financial Statements for the fiscal years ended January 31, 2005, the 44-day period ended January 31, 2004, the 321-day period ended December 18, 2003 and the year ended January 31, 2003:

-	Independent Auditors' Report - Ernst & Young LLP	F-2

-	Consolidated Balance Sheets	F-3

-	Consolidated Statements of Income	F-4

-	Consolidated Statements of Cash Flows	F-5

-	Consolidated Statements of Deficit and Statements of Changes in Bombardier Inc.'s Net Investment	F-6

-	Notes to Consolidated Financial Statements	F-7

Consolidated Financial Statements
Bombardier Recreational Products Inc.
January 31, 2005

REPORT OF INDEPENDENT AUDITOR

To the Directors of
Bombardier Recreational Products Inc.

We have audited the consolidated balance sheets of Bombardier Recreational Products Inc. [the "Company"] as at January 31, 2005 and 2004, the related consolidated statements of income, deficit and cash flows for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 and the statements of income, changes in Bombardier Inc.'s net investment and cash flows of Bombardier Recreational Products (a reportable segment of Bombardier Inc.) [the "Predecessor" to the Company] for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the related results of its operations and its cash flows for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 and the results of operations and cash flows of Bombardier Recreational Products (a reportable segment of Bombardier Inc.) for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003, in conformity with Canadian generally accepted accounting principles.

Montréal, Canada,
April 19, 2005.	Chartered Accountants

CONSOLIDATED BALANCE SHEETS
[millions of Canadian dollars]

		January 31,	January 31,
	Notes	2005	2004
			(Restated -
ASSETS			Notes 2 and 5)
Current assets
Cash and cash equivalents		$ 150.3	$ 196.2
Receivables	7	112.7	148.7
Inventories	8	302.1	331.3
Deferred income taxes	24	62.4	68.1
Other assets	9	74.5	97.1
Assets held for sale	5	3.4	27.5
Total current assets		705.4	868.9
Property, plant and equipment	10	425.8	490.3
Goodwill	11	119.9	117.6
Trademarks		151.1	151.1
Other intangible assets	12	78.1	90.7
Deferred income taxes	24	13.4	2.9
Other assets	9	43.1	64.5
Assets held for sale	5	10.0	35.1
		$ 1,546.8	$ 1,821.1
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	13	$ 12.3	$ —
Accounts payable and accrued liabilities	14	597.2	640.5
Current portion of long-term debt	15	147.2	5.0
Deferred income taxes	24	0.4	0.3
Liabilities related to assets held for sale	5	—	12.3
Total current liabilities		757.1	658.1
Long-term debt	15	249.5	635.0
Deferred income taxes	24	38.0	43.0
Employee future benefits obligations	16	122.2	118.6
Redeemable preferred shares	17	—	43.2
Other long-term liabilities	18	28.5	30.9
Liabilities related to assets held for sale	5	—	3.3
Total liabilities		1,195.3	1,532.1
Commitments and contingencies	27

Shareholder's equity
Capital stock	19	364.4	304.5
Contributed surplus	20	2.3	—
Deficit		(1.5)	(17.5)
Cumulative translation adjustment	21	(13.7)	2.0
		351.5	289.0
		$ 1,546.8	$ 1,821.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

On behalf of the Board:

                                        Director                                                       Director

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF INCOME
[millions of Canadian dollars]

		The Company		Predecessor Business
			44-day	321-day
		Year ended	period ended	period ended	Year ended
		January 31,	January 31,	December 18,	January 31,
	Notes	2005	2004	2003	2003
				(Restated - Note 5)

Revenues		$ 2,467.0	$ 333.5	$ 2,075.6	$ 2,383.4
Cost of sales		2,044.9	307.4	1,678.1	1,828.0
Gross profit		422.1	26.1	397.5	555.4
Operating expenses
Selling and marketing		141.4	18.2	143.4	161.1
Research and development	22	108.1	12.9	94.4	103.2
General and administrative		127.9	7.1	111.5	115.3
Other charges and (income)
Restructuring	14	26.5	—	—	—
Impairment loss	14	12.1	—	—	—
Curtailment gain	16	(23.7)	—	—	—
Total operating expenses		392.3	38.2	349.3	379.6
Operating income (loss) from continuing
operations		29.8	(12.1)	48.2	175.8
Other (income) and expenses
Financing costs	23	60.4	7.0	6.5	12.6
Accretion in carrying value and loss on
early redemption of preferred shares	17	9.4	0.5	—	—
Net loss on derivative financial instruments		—	4.5	—	—
Foreign exchange gain on long-term debt		(46.7)	(1.3)	—	—
Income (loss) from continuing operations
before income taxes		6.7	(22.8)	41.7	163.2
Income tax expense (recovery)	24	(12.6)	(5.7)	13.9	49.3
Income (loss) from continuing operations		19.3	(17.1)	27.8	113.9
Income (loss) from discontinued
operations, net of tax	5	(3.3)	(0.4)	2.4	0.9
Net income (loss)		$ 16.0	$ (17.5)	$ 30.2	$ 114.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[millions of Canadian dollars]

		The Company		Predecessor Business
			44-day	321-day
		Year ended	period ended	period ended	Year ended
		January 31,	January 31,	December 18,	January 31,
	Notes	2005	2004	2003	2003
OPERATING ACTIVITIES				(Restated - note 5)
Income (loss) from continuing operations		$ 19.3	$ (17.1)	$ 27.8	$ 113.9
Non-cash items:
Depreciation and amortisation		120.1	14.1	90.7	96.3
Amortisation of deferred financing costs	23	19.4	0.8	—	—
Employee stock compensation	20	2.3	—	—	—
Deferred income taxes	24	(19.9)	(8.6)	0.1	41.8
Loss (gain) on disposal of property, plant and equipment		1.0	—	1.0	(4.7)
Gain on disposal of assets held for sale		(0.3)	—	(2.4)	—
Employee future benefits	16	—	1.7	—	—
Accretion in carrying value and loss on early redemption
of preferred shares	17	9.4	0.5	—	—
Unrealised gains on derivative financial instruments		(1.6)	(1.9)	(4.1)	—
Other charges and income		8.4	—	—	—
Deferred foreign exchange gain on forward foreign
exchange contracts		—	—	7.4	—
Foreign exchange gain on long-term debt		(46.7)	(1.3)	—	—
Net changes in non-cash working capital balances related to
operations	25	81.8	94.6	(197.8)	(51.4)
Cash flows from operating activities		193.2	82.8	(77.3)	195.9
INVESTING ACTIVITIES
Additions to property, plant and equipment		(70.1)	(21.0)	(73.2)	(97.3)
Proceeds on disposal of property, plant and equipment		1.3	—	1.4	12.6
Proceeds on disposal of assets for sale		3.4	—	4.1	—
Proceeds from the disposal of the Utility Vehicles segment,
net of transaction costs of $ 1.6 million		40.3	—	—	—
Business acquisition, net of cash acquired	2	(21.5)	(757.2) `	—	—
Other		—	—	(4.6)	(11.3)
Cash flows from investing activities		(46.6)	(778.2)	(72.3)	(96.0)
FINANCING ACTIVITIES
Increase in bank loans		12.3	—	—	—
Redemption of preferred shares	17	(52.6)	—	—	—
Net variation in advances (to) from related parties		—	—	(118.0)	16.0
Net contribution from (to) Bombardier Inc.		—	—	367.8	(140.7)
Increase in capital stock	19	59.9	304.5	—	—
Issuance of long-term debt		—	638.0	2.0	—
Repayment of long-term debt		(196.5)	(0.5)	(1.6)	(3.3)
Debt issuance costs		(1.4)	(46.1)	—	—
Other		(2.7)	—	(2.6)	9.8
Cash flows from financing activities		(181.0)	895.9	247.6	(118.2)
Effect of exchange rate changes on cash and cash equivalents		(0.1)	(1.1)	19.6	11.0
Cash flows from continuing operations		(34.5)	199.4	117.6	(7.3)
Cash flows from discontinued operations	5	(11.4)	(3.2)	(6.1)	19.0
Net increase (decrease) in cash and cash equivalents		(45.9)	196.2	111.5	11.7
Cash and cash equivalents at beginning of the period		196.2	—	28.7	17.0
Cash and cash equivalents at end of the period		$ 150.3	$ 196.2	$ 140.2	$ 28.7
Supplemental information
Cash paid for:
Interest		$ 36.7	$ 2.6	$ 3.2	$ 4.9
Income taxes		15.7	1.6	5.4	4.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF DEFICIT AND STATEMENTS OF CHANGES IN BOMBARDIER INC.'S NET INVESTMENT
[millions of Canadian dollars]

			Predecessor Business' Net
	The Company's Deficit		Investment
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
			(Restated - note 5)
Balance at beginning of the period	$ (17.5)	$ —	$ 170.2	$ 178.1
Net income (loss)	16.0	(17.5)	30.2	114.8
Net change in currency translation adjustment	—	—	9.6	18.0
Net distribution from (to) Bombardier Inc.	—	—	367.8	(140.7)
Balance at end of the period	$ (1.5)	$ (17.5)	$ 577.8	$ 170.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2005
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

1. NATURE OF OPERATIONS

Bombardier Recreational Products Inc. ("BRP"), incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier Inc. ("J.A.B."). J.A.B. is owned by Bain Capital Luxembourg Investments S. ar. L (50%), La Caisse de Dépôt et Placement du Québec (15%) and Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc. (shares were previously held by Jadier International Inc., Gestion J.I.C.A. Inc. and Fonds Achbée Inc., respectively) collectively ("Beaudier group") (35%) (collectively, the "Sponsors").

BRP and its subsidiaries, collectively (the "Company"), through its Power Sports and Marine Engines segments, designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats, outboard engines, recreational and small aircraft engines (the "recreational products business"). The Company's products are sold mainly through an international network of independent dealers, distributors and original equipment manufacturers. The Company manufactures its products primarily in North America and in certain European countries.

As further described in note 2, on December 18, 2003, the Company acquired the recreational products business from Bombardier Inc. Prior to December 18, 2003, the recreational products business consisted primarily of a division within the Bombardier Inc. group of companies ("Bombardier").

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2. BUSINESS ACQUISITION

ACQUISITION OF THE RECREATIONAL PRODUCTS BUSINESS

Pursuant to a purchase agreement dated December 2, 2003, the Company purchased Bombardier's recreational products business for a total consideration of $806.3 million. The net assets acquired are subject to a purchase price adjustment based on indemnification amounts related to income taxes due to Bombardier, which are included in other long-term liabilities. The total cost of the purchase was preliminarily allocated to the assets acquired and liabilities assumed on the basis of their estimated fair values, as determined by independent valuations, using the purchase method of accounting. During the year ended January 31, 2005, the Company completed its purchase price allocation and an adjustment was made to increase previously recorded goodwill by $6.1 million.

Bombardier Recreational Products Inc.

2. BUSINESS ACQUISITION [Cont'd]

The following table summarises the initial estimated aggregate fair values of the assets acquired and liabilities assumed at the acquisition date and the adjustments to the purchase price allocation, as well as total amounts given as consideration for the acquisition:

	Purchase Price Allocation
	Initial	Adjustments	Adjusted
Assets acquired and liabilities assumed	(Restated -
	see [1])
Current assets	$ 740.4	$ (3.2)	$ 737.2
Property, plant and equipment[2]	503.3	—	503.3
Other long-term assets	21.9	—	21.9
Long-term deferred income tax assets	2.4	—	2.4
Intangibles assets :
Trademarks	151.1	—	151.1
Dealer network	46.3	—	46.3
Patents	32.1	—	32.1
License agreement	13.8	—	13.8
Current liabilities[3]	(635.9)	8.5	(627.4)
Long-term deferred income tax liabilities	(45.1)	(7.7)	(52.8)
Employee future benefits obligations	(120.0)	(3.1)	(123.1)
Other long-term liabilities	(33.4)	(0.6)	(34.0)
Net assets acquired	676.9	(6.1)	670.8
Goodwill	129.4	6.1	135.5
Purchase price	$ 806.3	$ —	$ 806.3

Consideration given
Cash, net of cash acquired of $196.7[4]	$ 713.3	$ —	$ 713.3
50,000 Redeemable Class A Preferred Shares	42.7	—	42.7
	756.0	—	756.0
Transaction costs[5]	50.3	—	50.3
Total consideration	$ 806.3	$ —	$ 806.3

[1] The Company was required to account for the tax effects of temporary differences related to all acquired assets and liabilities, including identifiable intangible assets, except for goodwill, which is not deductible for tax purposes. The previously reported purchase price allocation did not account for the tax effects of the acquired trademarks, which are not deductible for tax purposes and are accounted for as indefinite life intangible assets for accounting purposes. The previously reported amounts have been retroactively restated to appropriately reflect for the tax effect of these temporary differences. The effect of this retroactive restatement resulted in an increase to the long-term deferred income tax of $38.0 million and increase to goodwill of $38.0 million. There was no impact of this restatement to previously reported shareholder's equity or net income.

[2] Includes $14.5 million of assets held for sale, which consists primarily of land and buildings.

[3] Includes $24.8 million of costs associated with restructuring activities related to the acquisition.

[4] Includes an amount of $49.0 million of cash received from Bombardier related to the working capital purchase price adjustment, in accordance with the terms of the purchase agreement.

[5] Transaction costs are principally comprised of sponsors fees and professional fees.

In connection with the acquisition, the Company and Bombardier entered into a trademark license agreement, at no cost to the Company, expiring on December 31, 2008, with automatic consecutive five year renewal terms, conditional upon the Beaudier Group's continued direct or indirect participation in the Company, under which the Company licenses from Bombardier certain trademarks owned by Bombardier.

Bombardier Recreational Products Inc.

2. BUSINESS ACQUISITION [Cont'd]

The goodwill recorded as a result of the acquisition is not deductible for tax purposes. As at January 31, 2005, out of the trademarks and other intangible assets of $229.2 million ($243.3 million at acquisition date) recorded on the balance sheet, $41.0 million ($74.0 million at acquisition date) is deductible for tax purposes.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying Consolidated Financial Statements as at January 31, 2005 and January 31, 2004 and for the year ended January 31, 2005, for the 44-day period ended January 31, 2004, for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles conform, in all material respects, with accounting principles generally accepted in the United States ("US GAAP"), except as described in note 29.

All inter-company transactions and balances have been eliminated upon consolidation.

The Consolidated Financial Statements as at January 31, 2005 and January 31, 2004 and for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 include the accounts of BRP and its subsidiaries, which are controlled through voting equity interests. The Company currently operates in 12 countries, with major operating units in Canada, the United States and Europe. The most important manufacturing subsidiaries of the Company included in the Consolidated Financial Statements are as follows:

  BRP US Inc., located in the United States;
  BRP-Rotax GmbH & Co. KG, located in Austria; and
  BRP Finland Oy, located in Finland.

The combined financial statements for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003 present the results of operations and cash flows of Bombardier's recreational products business on a carve out basis from Bombardier (the "predecessor business"), and are not necessarily indicative of the results of operations and cash flows that might have occurred had the recreational products business been financed as a stand alone business at that time since they include allocations for certain costs such as corporate office charges, interest expense, employee future benefits and income taxes. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition by the Company of the predecessor business, the results of operations and cash flows subsequent to the acquisition may not be comparable to those of the predecessor business.

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

The principal accounting policies of the Company are summarised as follows:

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of fair value of assets acquired and liabilities assumed in the acquisition of the recreational products business, determination of pension and other employee benefits, net realisable value of inventory, promotion and incentive program accruals, provision for product warranty, provision for litigation, the useful life of assets subject to amortisation and evaluation of net recoverable amounts, fair value of goodwill and intangibles, and provisions for income taxes. Actual results could differ from these estimates, and such differences could be material.

Translation of foreign currencies

Foreign operations are classified as self-sustaining or integrated.

a) Self-sustaining foreign operations

All assets and liabilities are translated at exchange rates in effect at year-end. Revenues and expenses are translated at the average exchange rates for the period. The Company's translation gains and losses are deferred and shown separately in shareholder's equity. The predecessor business resulting net gains or losses are part of "Net change in currency translation adjustment" included in Bombardier Inc.'s net investment.

b) Accounts in foreign currencies and integrated foreign investees

Accounts in foreign currencies, including integrated foreign investees, are translated using the temporal method. Under this method, monetary balance sheet items are translated at the exchange rates in effect at year-end and non-monetary items are translated at historical exchange rates. Revenues and expenses (other than depreciation and amortisation, which are translated at the same exchange rates as the related assets) are translated at the exchange rates in effect on the transaction dates or at the average exchange rates of the period. Translation gains or losses are included in the consolidated statement of income.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, with maturities of three months or less from the date of acquisition. The investments are with investment grade financial institutions only.

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES [ Cont'd]

Sales of receivables

In the normal course of its operations, the Company sells receivables, on an ongoing basis, to third parties and related parties in securitisation transactions to fund its operations. A bankruptcy-remote special purpose securitisation entity is used to legally isolate the receivable transferred. These transactions are accounted for as sales when the Company is deemed to have surrendered control over the receivables transferred and consideration other than beneficial interest in the transferred receivables is retained. When the transfer is considered a sale, the Company de-recognises all assets sold, recognises at fair value, the assets received and includes the gain or loss on the sale under financing costs. Such gain or loss partly depends on the previous carrying amount of the receivables transferred, broken down between the assets sold and the rights retained based on their fair value at the time of the transfer. Retained interests are subsequently accounted for as investments in debt securities and are included within other current assets on the consolidated balance sheets.

The Company also transfers receivables, under receivable factoring agreements, whereby it receives the face value of the receivable less some negotiated discount. Such transfers are also accounted for as sales when the Company is deemed to have surrendered control.

Losses on sales of receivables are recognised when incurred in the statement of income and are classified with financing costs.

Inventory valuation

Raw materials and work in process, finished products and parts and accessories are valued at the lower of cost (average cost or first-in, first-out) and replacement cost (raw materials) or net realisable value. The cost of work in process and finished products includes the cost of raw materials, direct labour and related manufacturing overhead.

Income taxes

The Company's income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are determined based on all significant differences between the carrying amounts and tax bases of assets and liabilities using substantively enacted tax rates and laws expected to be in effect when the differences reverse.

For purposes of preparing the financial statements of the predecessor business, Management has calculated income taxes as if all of its predecessor business operations had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction and giving effect to any tax sharing agreements with Bombardier.

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES [ Cont'd]

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight line basis over the following estimated useful lives:

Equipment	3 to 10 years
Tooling	3 to 5 years
Buildings	10 to 40 years

Depreciation of assets under construction begins when they are ready for their intended use.

Fully depreciated long-lived assets are retained in the cost and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the net assets acquired. Goodwill is tested for impairment annually on the basis of its fair value, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the Company's reporting units with their carrying amount. The fair value of the reporting units is determined according to an estimate of future discounted cash flows. When the carrying amount of a reporting unit is greater than its fair value, the Company compares the fair value of the goodwill related to the reporting units with its carrying amount. Any impairment in the carrying amount of goodwill is charged to income.

Trademarks and the license agreement have an indefinite life and are not amortised to earnings but are assessed for impairment on an annual basis, or more frequently if events or circumstances indicate that the asset might be impaired when comparing carrying value to fair value, using discounted expected future net cash flows to determine fair value. Patents and dealer networks, acquired as part of the business acquisition, are amortised on a straight-line basis over a period of 3 and 25 years respectively. Any potential impairment is calculated in the same manner as that disclosed under impairment of long-lived assets.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including property, plant and equipment and intangibles subject to amortisation, when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed using undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and presented as an additional current period depreciation and amortisation charge. Assets held for sale are valued at the lower of cost and fair value.

Restricted investments

Restricted investments are recorded at cost and consist of securities with various maturities greater than three months. Reductions in value, other than temporary, are recorded as a charge in the period in which they occur.

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES [ Cont'd]

Deferred financing costs

Deferred financing costs are amortised on the effective yield basis over the duration of the related loans and are presented with financing cost on the consolidated statement of income. The unamortised portion is presented in other long-term assets.

Employee future benefits

The Company sponsors several domestic and foreign funded and unfunded defined benefit pension plans covering a majority of its employees. The Company also provides post-retirement benefits plans. These benefits plans essentially consist of post-retirement health care coverage and life insurance benefits in Canada.

The cost of pension and other benefits earned by employees under the Company's defined benefit plans is actuarially determined using the projected benefit method and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are determined based on expected future benefit payments discounted using current market interest rates and plan assets are presented at fair value. The net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets are amortised to income over the estimated average remaining service life of participants of approximately 19 years. The Company uses a measurement date of December 31.

For purposes of preparing predecessor business financial statements a portion of the costs of Bombardier's common plans was allocated to the recreational business based on a pro-rata share of the plan obligations as at December 31, 2002, except for the amounts related to prior plan improvements specific to the predecessor business employees, which were allocated entirely to the predecessor business.

Redeemable preferred shares

The estimated fair value of the Company's obligation to redeem the Class A Preferred Shares ("Redeemable Preferred Shares") was recorded as a liability on the date of issue since the mandatory redemption, upon occurrence of certain future events, was determined to be likely to occur.

Derivative financial instruments

The Company uses forward foreign exchange contracts to mitigate foreign currency risks and exposures of forecasted foreign currency cash flows.

The Company does not use derivative financial instruments for trading or speculative purposes. Forecasted foreign currency cash flows can only be hedged when significant characteristics and the expected terms of the forecasted foreign currency cash flows are identified and it is probable that these cash flows will occur. There is no recognition in the Consolidated Financial Statements of unrealised gains or losses on foreign exchange contracts designated as hedges of forecasted foreign currency cash flows until the anticipated transactions occur.

Gains or losses related to the derivative financial instruments designated as hedges are recorded in the same category as the hedged item.

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES [ Cont'd]

Derivative financial instruments [ Cont'd]

Gains and losses associated with derivative financial instruments designated as hedges, which have been settled prior to maturity, are deferred on the consolidated balance sheet and recognised to income in the period in which the underlying hedged transaction is recognised to income, if the underlying transaction is still probable of occurring. Otherwise, these gains and losses are recognised immediately to income. In the event that a hedged item is settled prior to the termination of the corresponding derivative financial instrument or is no longer probable of occurring, any gain or loss on such derivative financial instrument is recognised to income immediately.

Derivative financial instruments that give rise to a financial asset or financial liability, and are not designated as hedges, are recognised on the consolidated balance sheet at fair value as derivative financial assets or as derivative financial liabilities with changes in fair value recognised in current income as gains or losses on derivative financial instruments.

Stock based compensation

The Company records compensation expense for grants of stock options issued by J.A.B. to directors, officers and employees of the Company using the fair value method over the vesting period of the option, with a corresponding amount recorded as contributed surplus.

Revenue recognition

Revenue is derived primarily from the sale of products. Revenues are recognised when title passes upon delivery of products to dealers, distributors or customers and collection is reasonably assured.

Sales promotions and incentive programs

Sales promotion and incentive programs include dealer and distributor rebates, volume discounts and retail financing programs. The Company generally provides for estimated sales promotion and incentive expenses at the later of revenue recognition or the announcement of sales promotion and incentive programs. Cash sales promotions and incentive programs are recorded as a reduction of revenues. Sales incentive programs that involve a free product or service delivered to the consumer are recorded as a component of cost of sales. Sales promotion and incentive expenses are estimated based on current programs and historical rates of the recreational products operations for each product line.

Dealer holdback programs

Sale proceeds are subject to a dealer holdback program. The Company provides dealer incentive programs whereby at the time of shipment, the Company invoices an amount to the dealer that is reimbursable upon ultimate sale of the product. Holdback payments are generally made to dealers twice each year subject to product registration. The Company presents these amounts as a liability on the consolidated balance sheet.

Shipping and handling

The Company records revenues from freight as a part of revenue and shipping and handling costs as a component of cost of sales at the time the product is shipped.

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES [ Cont'd]

Product warranties

The Company provides limited product warranties covering periods from six months to three years for primarily all product lines. However, in certain geographical markets, the Company provides longer warranties as determined by local regulations and market conditions. In addition, the Company provides certain extended product warranties. The Company's offers product warranties to its customers, which allow them to repair or replace defective products at the expense of the Company during such limited warranty period. The warranty provision is established at the time of sale based on Management's best estimate, using historical rates and trends. Adjustments to the warranty provision are made from time to time as actual claims materialise.

Advertising costs

The Company expenses advertising costs as incurred. The Company's total advertising expense amounted to $53.4 million and $6.2 million for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004. The predecessor business total advertising expense amounted to $69.6 million and $82.6 million, for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003, respectively.

Research and development costs and tax credits

Research and development costs are charged to income when incurred, except for significant development costs on certain projects, which are capitalised when specific criteria are met and their recovery is reasonably assured. The related tax credits are deducted from research and development expense and are deducted from the related assets for items of a capital nature.

4. CHANGE IN ACCOUNTING PRINCIPLES

Employee future benefits

In January 2004, the CICA amended Section 3461, "Employee Future Benefits" (Section 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. During the year, the Company adopted Section 3461R and the additional disclosures for pension plans and other post-retirement benefit plans are presented in Note 16.

Variable interest entities

In June 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG No. 15"). AcG No. 15 establishes the consolidation criteria for variable interest entities based on a risks-and-rewards model rather than on a control-based model. The Accounting Standards Board is expected to issue proposed revisions to AcG No. 15. These proposed recommendations are effective as of the fourth quarter of fiscal year 2005 and do not have a material impact on the Consolidated Financial Statements.

Bombardier Recreational Products Inc.

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As a result of the Company's decision on July 23, 2004 to sell its Utility Vehicles segment, the results of operations, cash flows and financial position of the Utility Vehicles segment have been segregated in the accompanying Consolidated Financial Statements and are reported as discontinued operations.

The Company sold the Utility Vehicles segment on August 30, 2004. The carrying value of the Utility Vehicles segment net assets approximates fair value, as the net assets were recorded at their estimated fair values as part of the acquisition on December 18, 2003. The net book value of the assets disposed, excluding goodwill of $12.9 million, was $27.4 million. The Company received net proceeds of $40.3 million on the disposal and recorded a curtailment gain of $3.5 million (see note 16) in discontinued operations. As a result, there was no gain or loss recorded in the disposal.

The results of discontinued operations presented in the accompanying consolidated statements of income, were as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005 [1]	2004	2003	2003
Revenues	$ 22.6	$ 11.5	$ 71.5	$ 92.9
Cost of sales	21.0	10.8	56.9	77.7
Gross profit	1.6	0.7	14.6	15.2
Operating expenses
Selling and marketing	2.5	0.4	3.8	5.2
Research and development	1.6	0.4	2.8	3.1
General and administrative	2.5	0.5	4.2	5.3
Total operating expenses	6.6	1.3	10.8	13.6
Operating income (loss)	(5.0)	(0.6)	3.8	1.6
Financing costs	—	—	—	(0.1)
Income (loss) before income taxes	(5.0)	(0.6)	3.8	1.7
Income tax expense (recovery)	(1.7)	(0.2)	1.4	0.8
Income (loss) from discontinued
operations	$ (3.3)	$ (0.4)	$ 2.4	$ 0.9

[1] Reflects results of operations up to August 30, 2004.

The cash flows from discontinued operations presented in the accompanying consolidated statements of cash flows, were as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
Operating activities	$ (11.0)	$ (3.2)	$ (3.8)	$ 19.5
Investing activities	(0.4)	—	(3.1)	(0.4)
Effect of exchange rate changes on
cash and cash equivalents	—	—	0.8	(0.1)
Cash flows from discontinued
operations	$ (11.4)	$ (3.2)	$ (6.1)	$ 19.0

Bombardier Recreational Products Inc.

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE [Cont'd]

The assets held for sale and the related liabilities pertaining to the Utility Vehicles segment were as follows:

January 31,
2004
ASSETS
Current assets
Receivables	$ 4.7
Inventories	20.5
Deferred income taxes	1.6
Other assets	0.7
Total current assets	27.5
Property, plant and equipment	7.6
Goodwill	12.9
Deferred income taxes	0.1
Total assets	$ 48.1
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 11.8
Income taxes payable	0.5
Total current liabilities	12.3
Employee future benefits obligations	3.3
Total liabilities	$ 15.6

Assets held for sale also include three facilities in the United States amounting to $13.4 million as at January 31, 2005 (four facilities amounting to $14.5 million as at January 31, 2004, two of which were sold during the year ended January 31, 2005).

6. RELATED PARTY TRANSACTIONS

The Company is party to various related party transactions carried out in the normal course of business. In addition to other related party transactions disclosed elsewhere in the Consolidated Financial Statements, related party transactions are described below. All transactions are measured at their exchange amount.

a) Transactions with sponsors

Upon completion of the business acquisition, the Company and J.A.B. entered into a management agreement with affiliates of the Sponsors to provide management services. Pursuant to such agreement, affiliates of the Sponsors receive an aggregate annual management fee of U.S.$2.25 million. An amount of $2.9 million and $0.4 million was incurred and paid during the year ended January 31, 2005 and the 44-day period ended January 31, 2004, respectively, related to this agreement.

Fees and expenses of $24.5 million were incurred in connection with the business acquisition and the related financing of which $6.4 million were transaction costs and $18.1 million were deferred financing costs.

Bombardier Recreational Products Inc.

6. RELATED PARTY TRANSACTIONS [Cont'd]

a) Transactions with sponsors [cont'd]

Under the revolving credit facility that is part of its credit agreement dated December 18, 2003 (amended and restated on February 9, 2005), the Caisse de Dépôt et Placement du Québec has committed to lend to the Company an amount of up to $41.0 million (including letters of credit) and has lent to the Company an amount of approximately $9.0 million under the revolving credit facility as at January 31, 2005.

Pursuant to the new term facility under the amended and restated credit agreement dated February 9, 2005, the Caisse de Dépôt et Placement du Québec has lent to the Company an amount of U.S.$6.5 million (approximately $8.0 million).

b) Floorplan financing

Bombardier Capital Ltd. and Bombardier Capital Inc. (collectively "BC"), wholly owned subsidiaries of Bombardier, which has significant shareholders in common with the Company, have entered into a floorplan inventory financing agreement for retailers of the Company's products.

The current maximum outstanding floorplan financing permitted under the inventory financing agreement is U.S.$750.0 million (approximately $929.0 million) subject to increase as necessary or by agreement. The agreement is for a renewable period of five years ending December 18, 2008. Under the agreement, BC acts as the exclusive provider of floorplan financing for the Company's products in North America excluding outboard engine products.

In addition, the Company has a separate agreement with BC providing for the Company to repurchase floorplan inventory repossessed from defaulting dealers, which is capped at an amount equal to the greater of U.S.$25.0 million (approximately $31.0 million) and 10% of the 12-month average amount of financing outstanding under the floorplan agreement. Any loss on the resale of repurchased new and used products is the responsibility of the Company. No material losses have been incurred under this agreement during the periods presented. The total amount of floorplan financing provided by BC for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 was respectively, $1.4 billion and $174.6 million. Outstanding floorplan financing between the Company's dealers, including amounts outstanding prior to the transaction, and BC as at January 31, 2005 and 2004 was respectively, $705.3 million and $734.1 million.

Furthermore, as a sales incentive, the Company generally provides a free floorplanning period to the dealers during which the Company pays interest to BC for a limited period of time. The Company's portion of the financing charges under the floorplan agreement for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 was respectively, $28.5 million and $3.5 million, which is classified as a reduction in revenues.

c) Sales of receivables

BRP and certain of its subsidiaries (collectively "the transferors"), entered into a receivable transfer arrangement ("the arrangement") with Bombardier Capital Inc. ("BCI") for a maximum of U.S.$115.0 million (approximately $142.0 million), which expires in June 2005. Under this arrangement, BCI funds receivables subject to certain eligibility criteria. Pursuant to the arrangement, receivables are first transferred without recourse to BRP Receivables Funding, LLC ("BRFL"), a special purpose entity, controlled and consolidated by the Company but legally separate and distinct from it. Receivables transferred to BRFL are owned by it and not owned by

Bombardier Recreational Products Inc.

6. RELATED PARTY TRANSACTIONS [Cont'd]

c) Sales of receivables [cont'd]

the transferors of such receivables.

Pursuant to the arrangement, the transferors transfer receivables subject to certain criteria to BRFL for the purpose of legally isolating them from the Company and its creditors. Following the transfer of each receivable to BRFL, this latter will transfer and assign to BCI, with recourse, an undivided interest in all of its right, title and interest in the transferred receivables in exchange for consideration comprising cash equal to 85% of the amount of eligible receivables, an undivided 15% ownership interest in eligible receivables and an undivided 100% ownership interest in ineligible receivables transferred. Carrying values of receivables transferred approximate their fair values due to their short-term nature. In accordance with the arrangement, the transferors will assume certain servicing obligations as well as administration of collection with respect to all receivables transferred.

The balance outstanding of all receivables held by the BRFL amounted to $21.6 million and $18.3 million as at January 31, 2005 and 2004, respectively. As at January 31, 2005 and 2004, an amount of $38.0 million and $40.5 million respectively, representing BRFL's retained interest in receivables transferred to BCI pursuant to the arrangement, was accounted for as investments on the Company's balance sheet and included with other current assets, net of provision for loss of $0.5 million and $0.8 million, respectively. Also, an amount of $16.4 million and $22.0 million is owed to BCI as at January 31, 2005 and 2004, respectively with respect to collections on receivables transferred to BCI pursuant to the arrangement.

Certain of the Company's subsidiaries, not party to the arrangement, transfer receivables directly to BC. The receivables not party to the arrangement and sold are subject to the repurchase of new and unused products at the total unpaid principal balance due, in the event of dealer default, subject to a cap. The amount outstanding subject to repurchase as at January 31, 2005 and 2004 was $10.4 million and $9.4 million, including amounts prior to the acquisition of the recreational product business.

Total receivable transfers to BC during the year ended January 31, 2005 and the 44-day period ended January 31, 2004 were respectively, $510.8 million and $196.4 million, of which $125.1 million and $124.5 million were outstanding at January 31, 2005 and 2004. The loss incurred by the Company in connection with all transfers of receivables for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 amounted to respectively, $2.4 million and $0.7 million and was classified with financing costs.

d) Other

The Company is also renting equipment from BC. Rental expense with BC of $2.7 million and $0.7 million for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 is included in cost of sales on the consolidated statement of income. The predecessor business rental expense for the 321-day period ended December 18, 2003 and for fiscal year 2003 were $2.5 million and $4.1 million, respectively.

Bombardier Recreational Products Inc.

6. RELATED PARTY TRANSACTIONS [Cont'd]

e) Predecessor business allocations from Bombardier

321-day period
	ended	Year ended
	December 18, 2003	January 31, 2003

Allocation of corporate office charges	$ 12.6	$ 11.2
Allocation of employee future benefits costs	21.1	16.3
	$ 33.7	$ 27.5

The predecessor business corporate office charges are included in general and administrative expenses. The predecessor business employee future benefits costs are allocated to the same line items as the respective salary expense.

f) Predecessor business intercompany transactions

	321-day period	Year ended
	ended December 18,	January 31,
	2003	2003
Insurance charges	$ 6.8	$ 6.3
Fees in connection with floorplan financing	23.2	25.7
Loss in connection with sales of receivables	2.0	4.6
Other	0.9	0.9
	$ 32.9	$ 37.5

Bombardier negotiated and entered into insurance contracts with insurers with respect to various risks. It then charged BRP for its portion of these costs. These amounts are mainly included in general and administrative expenses.

Bombardier Capital (BC) provided floorplan financing in connection with the sale of predecessor business recreational products. The predecessor business paid financing charges as a sales incentive for a pre-determined period on behalf of some of its customers to BC. These sales incentives include interest and other costs and are presented as a reduction of revenues. In the event of dealer default, BC may require the predecessor business to repurchase new and unused products at the total unpaid principal balance due to BC. No material losses have been incurred under this agreement during the periods presented. The total amount of floorplan financing provided was $1.2 billion for the 321-day period ended December 18, 2003 and $1.5 billion for the year ended January 31, 2003.

The total amount of receivables sold was $354.4 million for the 321-day period ended December 18, 2003 and $497.4 million for the year ended January 31, 2003. A portion of the receivables sold is subject to the repurchase of new and unused products at the total unpaid principal balance due to BC, in the event of dealer default. Losses incurred in connection with sales of receivables are included in financing cost.

Bombardier Recreational Products Inc.

7. RECEIVABLES

The Company's receivables were as follows:

	January 31,	January 31,
	2005	2004
		(Restated -
		note 5)
Trade receivables
Canadian dollars	$ 9.7	$ 14.2
U.S. dollars	22.9	33.5
Euros	20.5	31.2
Brazilian real	7.3	5.7
Swedish krona	6.5	0.8
Other currencies	9.7	14.7
	76.6	100.1
Allowance for doubtful accounts	(3.2)	(3.8)
	73.4	96.3
Sales tax	24.5	24.4
Bombardier	6.7	19.4
Other	8.1	8.6
	$ 112.7	$ 148.7

The dollar denomination of trade receivables was attributed based on the invoicing currency.

Sales of receivables

In addition to the related party transactions disclosed previously, the Company also sells receivables to third parties. The fair value of the receivables sold approximates their carrying value at the time of sale. The total amount of receivables sold to third parties for the year ended January 31, 2005 was $285.1 million ($51.7 million; $201.0 million and $150.0 million for the 44-day period ended January 31, 2004; for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003, respectively). A portion of the amount of receivables sold is subject to the repurchase of new and unused products, in the event of dealer default, at the total unpaid principal balance due. The amount outstanding subject to repurchase as at January 31, 2005 and 2004, including amounts outstanding prior to the transaction, respectively totalled $55.6 million and $48.2 million.

Bombardier Recreational Products Inc.

7. RECEIVABLES [ Cont'd]

Allowance for doubtful accounts

Changes in allowance for doubtful accounts were as follows:

	The Company		Predecessor Business

		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
			(Restated - note 5)
Balance at beginning of the
period	$ 3.8	$ 3.5	$ 7.1	$ 9.9
Bad debt expense	0.8	0.4	3.2	(0.2)
Uncollectible accounts
written-off, net of recovery	—	(0.1)	(6.2)	(1.6)
Change in estimate	(1.4)	—	—	(0.8)
Effect of foreign currency
exchange rate changes	—	—	(0.6)	(0.2)
Balance at end of the period	$ 3.2	$ 3.8	$ 3.5	$ 7.1

8. INVENTORIES

The Company's inventories were as follows:

	January 31,	January 31,
	2005	2004
		(Restated -
		note 5)
Raw materials and work in process	$ 135.6	$ 120.8
Finished products	84.3	122.5
Parts and accessories	82.2	88.0
	$ 302.1	$ 331.3

As at January 31, 2004, inventories, mainly parts and accessories, included fair value increments of $9.3 million recorded as part of the acquisition, all of which was expensed in cost of sales during the first part of the year ended January 31, 2005.

Bombardier Recreational Products Inc.

9. OTHER ASSETS

Other assets were as follows:

	January 31,	January 31,
	2005	2004
Current		(Restated - note 5)
Investment in retained interests [Note 6c]	$ 38.0	$ 40.5
Derivative financial assets	3.2	35.6
Prepaid expenses	13.3	18.6
Income taxes receivable	19.9	2.4
Other	0.1	—
	$ 74.5	$ 97.1
Long-term
Deferred financing costs	$ 24.8	$ 42.9
Deferred development costs	5.8	9.0
Restricted investments	12.5	12.6
	$ 43.1	$ 64.5

The Company's amortisation of development costs for the year ended January 31, 2005 and the 44-day period ended January 31, 2004 were $3.1 million, and $0.3 million respectively. The predecessor business amortisation of development costs for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003 was $2.5 million and $2.7 million, respectively.

The restricted investments can only be used for severance payments and pension costs associated with BRP-Rotax GmbH & Co. KG pension plans, and are not available for general corporate use and are, therefore, classified as restricted long-term assets, which are designated as held to maturity.

10. PROPERTY, PLANT AND EQUIPMENT

	January 31, 2005			January 31, 2004
	Cost	Accumulated	Net book	Cost	Accumulated	Net book
		depreciation	value		depreciation	value
					(Restated - note 5)
Equipment	$ 186.4	$ 51.7	$ 134.7	$ 174.6	$ 5.3	$ 169.3
Tooling	143.2	55.1	88.1	109.2	5.4	103.8
Buildings	172.5	10.5	162.0	175.8	1.6	174.2
Land	41.0	—	41.0	43.0	—	43.0
	$ 543.1	$ 117.3	$ 425.8	$ 502.6	$ 12.3	$ 490.3

Included in the above are assets under construction amounting to $19.0 million as at January 31, 2005 and $6.7 million as at January 31, 2004.

Bombardier Recreational Products Inc.

10. PROPERTY, PLANT AND EQUIPMENT [ Cont'd]

Depreciation of property, plant and equipment was as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
(Restated - note 5)
Cost of sales	$ 95.2	$ 9.7	$ 74.6	$ 79.0
Operating expenses	9.2	2.6	10.9	11.5
	$ 104.4	$ 12.3	$ 85.5	$ 90.5

11. GOODWILL

The change in the carrying amount is due to foreign exchange rate fluctuations and an adjustment resulting from the finalisation of the purchase price allocation.

12. OTHER INTANGIBLE ASSETS

		January 31, 2005
	Amortisation		Accumulated	Net book
	period (in years)	Cost	amortisation	value
Intangible assets subject to
amortisation
Patents	3	$ 32.1	$ 12.0	$ 20.1
Dealer network	25	46.3	2.1	44.2
		78.4	14.1	64.3
Intangible assets not subject to
amortisation
License agreement	N/A	13.8	—	13.8
		$ 92.2	$ 14.1	$ 78.1

			January 31, 2004
	Amortisation		Accumulated	Net book
	period (in years)	Cost	amortisation	value
Intangible assets subject to
amortisation			(Restated - note 5)
Patents	3	$ 32.1	$ 1.3	$ 30.8
Dealer network	25	46.3	0.2	46.1
		78.4	1.5	76.9
Intangible assets not subject to
amortisation
License agreement	N/A	13.8	—	13.8
		$ 92.2	$ 1.5	$ 90.7

Bombardier Recreational Products Inc.

12. OTHER INTANGIBLE ASSETS [ Cont'd]

Amortisation of patents and dealer network was $12.6 million for the year ended January 31, 2005 and $1.5 million for the 44-day period ended January 31, 2004. The predecessor business amortisation of patent rights for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003 was $2.7 million and $3.1 million, respectively. The estimated aggregate amortisation expenses for each of the next five successive fiscal years:

2006	$ 12.6
2007	12.3
2008	1.9
2009	1.9
2010	1.9

13. BANK LOANS

	January 31,	January 31,
	2005	2004
Revolving credit facility	$ 12.3	$ —

The outstanding borrowings were denominated in U.S. dollars as at January 31, 2005. The Company also had issued letters of credit for an amount of $38.9 million ($54.5 million as at January 31, 2004), under the revolving credit facility.

Under the credit agreement (the "credit agreement ") dated December 18, 2003 (amended and restated on February 9, 2005), the Company can borrow up to $250.0 million ("available borrowings") under a revolving credit facility (the "revolving facility"). Available borrowings may be denominated either in Canadian dollars, in U.S. dollars or in Euros, at various interest rates plus applicable margin. Weighted-average interest rate on the revolving facility was 5.05% for the year ended January 31, 2005. The revolving facility can be used for general corporate purposes and to fund working capital requirements.

The revolving facility is secured by all of the assets of the Company, certain of its subsidiaries and of J.A.B. and contains restrictions including the obligation to maintain certain financial ratios. The revolving facility requires that the Company comply on a quarterly basis with certain financial covenants, such as a maximum total leverage ratio test and a minimum interest coverage ratio test. In addition, the revolving facility restricts or limits the Company's ability to make capital expenditures and incur additional indebtedness.

Bombardier Recreational Products Inc.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,
	2005	2004
		(Restated -
		note 5)

Accounts payable	$ 241.0	$ 264.9
Accrued liabilities	90.6	79.9
Wages and related liabilities	73.3	58.1
Warranty provision	71.2	77.7
Sales promotions and incentive programs	45.9	56.9
Dealer holdback programs	33.0	30.6
Due to BCI	16.7	22.6
Restructuring provision	10.6	24.6
Income taxes payable	8.5	8.5
Acquisition costs	0.1	6.4
Derivative financial liabilities	3.4	7.2
Other	2.9	3.1
	$ 597.2	$ 640.5

The change in the accrued warranty provision was as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
			(Restated - note 5)
Balance at beginning of the period	$ 77.7	$ 77.4	$ 71.5	$ 103.6
Expensed during the period	48.5	4.9	34.6	39.6
Change in estimate	(12.6)	0.3	15.2	(31.3)
Claims paid during the period	(40.3)	(5.1)	(39.6)	(44.6)
Effect of foreign currency exchange
rate changes	(2.1)	0.2	(4.3)	4.2
Balance at end of the period	$ 71.2	$ 77.7	$ 77.4	$ 71.5

a) Restructuring provisions related to business acquisition

Costs associated with certain restructuring activities related to the business acquisition are recorded as a liability assumed as of the consummation date of the business acquisition and are included in the cost of the acquired business.

Bombardier Recreational Products Inc.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES [ Cont'd]

a) Restructuring provisions related to business acquisition [ Cont'd]

In connection with the acquisition, management approved and initiated a plan to restructure the recreational products business, and recorded a related accrual of $24.8 million. The acquisition liabilities include incremental costs to terminate approximately 337 employees located in Canada, the U.S. and Austria, and costs to shut down manufacturing facilities, primarily in the Marine Engines segment located in the U.S. and to relocate the Company's head office. During the year, the Company completed its assessment of restructuring activities related to the business acquisition. Revision of prior accruals of $0.8 million resulted primarily from the finalisation and approval of the restructuring plans related to the business acquisition and was recorded as an adjustment to goodwill.

The restructuring costs related to the business acquisition recorded were as follows:

		Facilities
	Severance and	shutdown
	relocation cost	costs	Total
Restructuring accrual in connection with business
acquisition	$ 17.8	$ 7.0	$ 24.8
Cash payments	(0.2)	—	(0.2)
Balance as at January 31, 2004	$ 17.6	$ 7.0	$ 24.6
Revision of prior accruals	—	(0.8)	(0.8)
Restructuring charges
Cash payments	(14.0)	(2.1)	(16.1)
Effect of foreign currency exchange rate changes	(0.3)	(0.1)	(0.4)
Balance as at January 31, 2005	$ 3.3	$ 4.0	$ 7.3

The facilities shutdown charge consisted of cash payments of approximately $2.1 million which consisted of the net lease charges related to leased facilities (mainly office space) that were no longer required pursuant to the acquisition. The Company expects to pay the majority of the remaining balance of the facility shutdown costs by the end of fiscal 2006.

b) Restructuring provisions of November 2004

In November 2004, the Company announced the restructuring of certain of its operations, including a reduction of its workforce. Approximately 660 jobs were eliminated. Employees received indemnities that include a cash severance, early retirement pension benefits, and other benefits such as relocation of employees and career transition services. Departures began during the last quarter of the year ended January 31, 2005.

The restructuring costs relating to the November 2004 announcement were charged to income during the year ended January 31, 2005 and consisted of $6.5 million of severance and a $20.0 million charge for special termination benefits. The special termination benefits were mainly as a result of offering a voluntary early retirement incentive and bridging to early retirement, which increased the Company's employee future benefit obligation. Severance payment during the year ended January 31, 2005 amounted to $3.2 million resulting in an outstanding restructuring provision of $3.3 million as at January 31, 2005. The Company expects to pay the majority of the remaining balance of severance costs by the end of fiscal 2006.

Bombardier Recreational Products Inc.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES [ Cont'd]

b) Restructuring provisions of November 2004 [ Cont'd]

Additionally, a non-cash impairment charge of $12.1 million was recorded after assessing the fair value of two Marine Engines segment facilities located in the United States, both of which management intends to dispose of by sale.

15. LONG-TERM DEBT

The Company's long-term debt, average effective rates and maturities were as follows:

		Effective	Effective
		interest	interest
		rate as at	rate as at
	Maturity	January 31,	January 31,	January 31,	January 31,
	date	2005 [1]	2004 [1]	2005	2004
Term Facilities
(U.S. $280 million)	2010	4.97%	6.0%	$ 147.2	$ 371.4
Senior subordinated notes
(U.S. $200 million)	2013	8 3/8%	8 3/8%	247.6	265.3
			2.00%
Other	2008	2.00%	to 5.6%	1.9	3.3
				396.7	640.0
Current portion				(147.2)	(5.0)
Long-term portion				$ 249.5	$ 635.0

[1] Interest rates are before giving effect to the interest rate swap agreements.

Senior Secured Credit Facilities:

The credit agreement (the "credit agreement ") dated December 18, 2003 (amended and restated on February 9, 2005) with a syndicate of banks consists of the revolving facility and the following term loans:

i. U.S. $84 million (approximately $104.0 million), secured U.S. term loan maturing December 18, 2010

ii. U.S. $196 million (approximately $243.0 million), secured Canadian term loan maturing December 18, 2010

During January 2005, the Company voluntarily repaid, without penalty, U.S. $158.3 million (approximately $193.0 million) on the Term Facilities. Shortly thereafter, on February 9, 2005, the Company voluntarily repaid, without penalty, the remaining and outstanding balance of the Term Facilities. The U.S.$280 million facility has been replaced by a new term loan facility of U.S. $50 million (approximately $62.0 million), under the amended and restated Senior Secured Credit Facilities, which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed US$100 million (approximately $124.0 million).

The new term facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin, semi-annual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and a final principal repayments of U.S. $47.3 million (approximately $58.0 million) on January 31, 2011.

Bombardier Recreational Products Inc.

15. LONG-TERM DEBT [ Cont'd]

Senior Secured Credit Facilities [ Cont'd] :

The new term facility is secured by all of the assets of BRP, certain of its subsidiaries and of J.A.B. The credit agreement contains restrictions including the obligation to maintain certain financial ratios. The credit agreement requires that the Company comply on a quarterly basis with certain financial covenants, such as a maximum total leverage ratio test, and a minimum interest coverage ratio test. In addition, the credit agreement facility restricts or limits the Company's ability to make capital expenditures and incur additional indebtedness.

Senior Subordinated Notes

On December 18, 2003 the Company issued U.S.$200 million (approximately $248.0 million) of unsecured senior subordinated notes (the "notes"), maturing on December 15, 2013. Interest on the notes accrues at a rate of 8 % per annum and is payable semi-annually beginning June 15, 2004. The notes rank junior, in right of payment, to all of the Company's existing and future senior indebtedness, including indebtedness under the credit agreement, pari passu, in right of payment, with all existing and future senior subordinated indebtedness and senior, in right of payment, to all existing or future subordinated indebtedness.

Before December 15, 2006, the Company may redeem, on one or more occasions, 35% of the aggregate principal amount of the notes at a redemption price of 108.375% of the principal amount, conditional on the occurrence of an equity offering and that at least 65% of the aggregate principal amount of the notes remains outstanding, and otherwise subject to the terms and conditions of the indenture governing the notes.

After December 15, 2006 and before December 15, 2008, the Company may redeem the notes, as a whole, but not in part, upon the occurrence of a change of control (as defined in the indenture governing the notes) at a redemption price equal to 100% of the principal amount thereof plus an applicable premium as of, and accrued and unpaid interest and additional interest thereon, if any, to the date of redemption, and otherwise subject to the terms of the indenture governing the notes.

On or after December 15, 2008, subject to certain terms, the Company may redeem, in whole or in part, at the redemption prices set forth below (expressed as a percentage of the principal amount of the notes plus accrued and unpaid interest and additional interest thereon, if any, to the applicable redemption date), if redeemed during the 12-month period beginning on December 15 of the years as follows:

Redemption Price

2008	104.188%
2009	102.792%
2010	101.396%
2011 and thereafter	100.000%

Bombardier Recreational Products Inc.

15. LONG-TERM DEBT [ Cont'd]

The repayment requirements, after giving effect to the new term loan facility obtained February 9, 2005, for the next five years ended January 31 and thereafter, are as follows:

2006	$ 0.6
2007	0.6
2008	2.5
2009	0.6
2010	0.6
Thereafter	306.5
$ 311.4

16. EMPLOYEE FUTURE BENEFITS

The Company maintains non-contributory defined benefits plans that provide for pensions and other post-retirement benefits, and also makes contributions to defined contribution retirement plans.

Defined benefit plans

Before the acquisition, Bombardier was sponsoring several registered and non-registered defined benefit pension plans and other post-retirement and post-employment benefits plans for its employees. Certain BRP employees were part of Bombardier plans covering employees of multiple segments ("common plans").

a) Canadian employee future benefits

Effective December 18, 2003, the Company put in place defined benefit pension and other post-retirement benefit plans for its Canadian employees providing benefits that are substantially the same as those provided by Bombardier prior to the acquisition.

Since Canadian employees were part of Bombardier common plans, as part of the acquisition, an agreement was reached with Bombardier with respect to the transfer of a proportionate share of assets to fund the liabilities assumed by the Company under its new plans. The liabilities assumed by the Company relate only to the active Canadian employees (not the retirees) as of December 18, 2003 and cover past services with Bombardier for eligibility and determination of benefits. As part of the acquisition, Bombardier agreed to make a special one time contribution to these new plans in order to ensure that the contribution of Bombardier provided sufficient funds over the active Canadian employees' remaining working careers for the new plans to be in position to pay pension benefits as they become due.

As at January 31, 2005, Bombardier's transfer of the plan assets and its one-time contribution to the new plans are still pending, subject to regulatory approval. The Company's proportionate share of pension assets is still invested in the Bombardier Trust funds and is credited with interest equal to the Bombardier Trust rate of return net of plan expenses from December 18, 2003 up to the actual transfer date. The Company's required contributions payable from December 18, 2003 are held separately for each plan under a custody contract with Royal Trust.

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

a) Canadian employee future benefits [ Cont'd]

As part of the sale of the Utility Vehicles segment, the Company terminated, effective August 30, 2004, the pension membership of all employees transferred to the buyer and offered to each transferred employee either to receive a deferred pension or the commuted value of the amounts due to them under the Company's pension plan. Furthermore, the buyer also assumed past service liabilities with respect to post-retirement benefits for the transferred employees. A curtailment gain of $2.8 million for the Canadian pension plan and of $0.7 million for the other post-retirement plans were recognised.

Pursuant to the November 2004 restructuring announcement, a charge for special early termination benefit of $20.0 million (for the pension and other post-retirement plans), which includes a curtailment loss of $5.2 million, was recognised as a result of offering a voluntary early retirement incentive and bridging to early retirement.

During January, 2005, the Company suspended a Canadian defined benefit pension plan covering the majority of the Canadian employees and introduced a defined contribution pension plan with an effective date of June 1, 2005. The Canadian plan suspension freezes the plan participants' benefits accrued prior to June 1, 2005 which will remain payable by the plan. The new defined contribution pension plan has been communicated to employees prior to January 31, 2005. The Company recognised a curtailment gain of $23.7 million resulting from the removal of future salary projections for Canadian employees who participate in the career pay formula in the calculation of the benefit obligation of a Canadian defined benefit pension plan and is subject to finalisation of regulatory approval.

b) United States employee future benefits

Prior to the acquisition, employees in the United States were part of Bombardier common plans. As part of the acquisition, an agreement was reached with Bombardier. The purpose of this agreement was to ensure that the Company did not assume liabilities for the active and retired employees as of December 18, 2003 in connection with the defined benefit plan, with the exception of the non-registered supplementary executive retirement plan for its executive employees, for which the Company assumed the liabilities.

Effective December 18, 2003, the Company put in place a non-registered supplementary executive retirement plan for its executive employees in the United States.

c) Other employee future benefits

Since BRP acquired the shares of the subsidiaries of Bombardier's recreational products business, ownership of both pension and other post-retirement benefits plans has been transferred to the Company.

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

c) Other employee future benefits [ Cont'd]

Defined Benefit Pension Plans

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation were as follows (weighted-average assumptions as at the measurement date, December 31 preceding the fiscal year end):

		The Company			Predecessor Business
				44-day	321-day
	Year ended		period ended		period ended		Year ended
	January 31,		January 31,		December 18,		January 31,
		2005		2004		2003		2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Benefit cost actuarial assumptions (1)
Discount rate	6.00%	5.01%	6.00%	5.01%	6.50%	5.47%	6.50%	5.87%
Rate of compensation increase	4.09%	3.51%	4.10%	3.51%	4.25%	3.58%	4.25%	3.89%
Expected long-term rate of return on plan	6.81%	6.00%	6.81%	6.00%	7.17%	7.55%	7.75%	8.21%
assets
Projected benefit obligation actuarial assumptions (2)
Discount rate	6.00%	5.01%	6.00%	5.01%	6.00%	5.37%	6.50%	5.47%
Rate of compensation increase	4.07%	3.51%	4.09%	3.51%	4.00%	3.85%	4.25%	3.58%

(1) Determined as of beginning of period
(2) Determined as of end of period

The expected return on plan assets is determined by considering the long-term historical returns, future estimates of long-term investment returns and assets allocation.

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

The following tables provide a reconciliation of the changes in the pension plans' projected benefit obligation and fair value of assets as at the measurement date, December 31 preceding the fiscal year end.

	January 31, 2005		January 31, 2004
	Domestic	Foreign	Domestic	Foreign
Projected benefit obligation
Obligation at beginning of the period	$ 133.5	$ 71.6	$ 132.8	$ 71.4
Current service cost	10.6	2.9	1.3	0.4
Interest cost	8.3	3.5	1.0	0.4
Actuarial loss (gain)	1.1	1.2	(1.6)	(0.4)
Benefits paid	(1.3)	(4.5)	—	(0.1)
Curtailment gains	(26.5)	—	—	—
Special termination benefits	19.0	—	—	—
Effect of foreign currency exchange rate changes	—	(0.7)	—	(0.1)
Projected benefit obligation at end of the period	$ 144.7	$ 74.0	$ 133.5	$ 71.6

Plan assets [1]
Fair value at beginning of the period	$ 97.1	$ 0.2	$ 96.5	$ 0.2
Adjustment [2]	(3.1)	—	—	—
	94.0	0.2	96.5	0.2
Actual return on plan assets	8.2	—	0.2	—
Employer contributions	11.5	5.1	0.4	0.1
Benefits paid	(1.3)	(4.5)	—	(0.1)
Fair value at end of the period	$ 112.4	$ 0.8	$ 97.1	$ 0.2

[1] Includes Bombardier's transfer of $ 91.4 million ($83.6 million as at January 31, 2004) of the assets and Utility Vehicles, which is pending as at January 31, 2005, subject to regulatory approval.

[2] Following finalisation of negotiations with Bombardier plan assets have been adjusted.

The allocation of the projected benefit obligation and plan assets by major countries was as follows:

	January 31, 2005	January 31, 2004
Projected benefit obligation
Canada	$ 144.7	$ 133.5
United States	1.1	1.0
Austria	72.4	70.3
Belgium	0.5	0.3
	$ 218.7	$ 205.1
Plan assets
Canada	$ 112.4	$ 97.1
Belgium	0.8	0.2
	$ 113.2	$ 97.3

The reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets under employee future benefits obligations was as follows:

	January 31, 2005		January 31, 2004
	Domestic	Foreign	Domestic	Foreign
Fair value of plan assets	$ 112.4	$ 0.8	$ 97.1	$ 0.2
Projected benefit obligation	(144.7)	(74.0)	(133.5)	(71.6)
Funded status	(32.3)	(73.2)	(36.4)	(71.4)
Unamortised net actuarial loss (gain)	(1.5)	0.8	(1.0)	(0.4)
Net recognised amount	$ (33.8)	$ (72.4)	$ (37.4) [1]	$ (71.8)

[1] Includes $2.8 million related to the disposal of the Utility Vehicles segment as disclosed in note 2.

All of the pension plans had projected benefit obligations in excess of plan assets. 27

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

Pension plans with accumulated benefit obligations in excess of plan assets were as follows:

Accumulated benefit obligations in excess of plan assets	January 31, 2005		January 31, 2004
	Domestic	Foreign	Domestic	Foreign
Accumulated benefit obligation	$ (126.1)	$ (51.1)	$ (111.6)	$ (49.2)
Fair value of plan assets	99.6	—	90.8	—
	$ (26.5)	$ (51.1)	$ (20.8)	$ (49.2)

Components of the net benefit plan cost were as follows:

		The Company			Predecessor Business
				44-day		321-day
	Year ended		period ended		period ended		Year ended
	January 31,		January 31,		December 18,		January 31
		2005		2004		2003		2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Net benefit plan cost (1)
Current service cost	$ 10.6	$ 2.9	$ 1.3	$ 0.4	$ 8.1	$ 7.8	$ 9.8	$ 3.4
Interest cost	8.3	3.5	1.0	0.4	11.2	3.9	11.2	4.2
Actual return on plan assets	(8.2)	—	(0.2)	—	(8.1)	(0.7)	(8.8)	(0.9)
Actuarial loss	1.1	1.2	(1.6)	(0.4)	1.5	0.3	0.8	0.1
Curtailment gain	(23.7)	—	—	—	—	—	—	—
Special termination benefits	19.0	—	—	—	—	—	—	—
Benefit cost before adjustments to
recognised the long-term nature of
the plans	7.1	7.6	0.5	0.4	12.7	11.3	13.0	6.8
Difference between actual and
expected return on plan assets	1.6	—	(0.6)	—	—	—
Difference between actual and
actuarial gain and the amount
recognised	(1.1)	(1.2)	1.6	0.4	—	—
Amortisation of past service costs	—	—	—	—	0.9	0.1	1.0	0.2
Benefit cost recognised	$ 7.6	$ 6.4	$ 1.5	$ 0.8	$ 13.6	$ 11.4	$ 14.0	$ 7.0

(1) For the year ended January 31, 2005, benefit cost recognised includes $0.5 million for the Canadian plans ($0.1 million for the 44-day period ended January 31, 2004; $1.0 million for the 321-day period ended, December 18, 2003 and $1.6 million for the year ended January 31, 2003) relating to the Utility Vehicles segment. These amounts are included in income from discontinued operations in the consolidated statements of income.

The most recent actuarial valuation for funding purposes of the Company's pension plans was prepared with an effective date of December 18, 2003, and the next valuation will be completed during the second quarter of fiscal year ended January 31, 2006 with and effective date of December 31, 2004.

Since the transfer from Bombardier of the plan assets is still pending as at January 31, 2005, the Company's contributions have temporarily been invested in indexed balance funds. The target allocation has not been finalised and until the plan assets are transferred the Company will be credited with Bombardier's actual return on plan assets.

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $10.3 million to all defined benefit plans for the year ended January 31, 2006.

Based on current estimates, the future benefit payments under the Company's defined benefit pension plans over the next ten years are expected to be as follows:

	Domestic	Foreign	Total
2006	$ 3.0	$ 2.5	$ 5.5
2007	4.7	2.5	7.2
2008	6.4	2.6	9.0
2009	7.6	2.7	10.3
2010	8.4	2.9	11.3
2011 to 2015	48.3	15.3	63.6

Defined Contribution Pension Plans

The Company contributions under defined contribution pension plans totalled $2.3 million for the year ended January 31, 2005 and $0.1 million for the 44-day period ended January 31, 2004. Predecessor business contributions under defined contribution plans totalled $2.0 million and $2.7 million for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003, respectively.

Other post-retirement benefit plans

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation were as follow (weighted-average assumptions as at the measurement date, December 31 preceding the fiscal year end):

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
	Domestic	Domestic	Domestic	Domestic
Benefit cost actuarial assumptions (1)
Discount rate	6.00%	6.00%	6.50%	6.50%
Rate of compensation increase	4.09%	4.10%	4.25%	4.25%
Projected benefit obligation actuarial assumptions (2)
Discount rate	6.00%	6.00%	6.00%	6.50%
Rate of compensation increase	4.07%	4.09%	4.00%	4.25%

(1) Determined as of beginning of the period
(2) Determined as of end of the period

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

The following tables provide a reconciliation of the changes in the benefit plans' projected benefit obligation as at the measurement date, December 31 preceding the fiscal year end.

	January 31, 2005	January 31, 2004
	Domestic	Domestic
Projected benefit obligation
Obligation at beginning of the period	$ 12.5	$ 12.5
Current service cost	0.9	0.1
Interest cost	0.8	0.1
Plan amendments	1.4	—
Actuarial loss (gain)	0.3	(0.2)
Benefits paid	(0.1)	—
Curtailment gain	(0.7)	—
Special termination benefit	1.0	—
Projected benefit obligation at end of the period	$ 16.1	$ 12.5

The Company's post-retirement benefits plans are all unfunded.

The reconciliation of the funded status of the other post-retirement benefit plans to the amounts recorded under accrued benefit liability on the consolidated balance sheets was as follows as at January 31:

	January 31, 2005	January 31, 2004
	Domestic	Domestic
Deficit	$ (16.1)	$ (12.5)
Unamortised net actuarial loss (gain)	0.1	(0.2)
Net recognised amount	$ (16.0)	$ (12.7) [1]

[1] Includes $0.7 million related to the disposal of the Utility Vehicles segment as disclosed in note 2.

Components of the net benefit plan cost were as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
	Domestic	Domestic	Domestic	Domestic
Net benefit plan cost
Current service cost	$ 0.9	$ 0.1	$ 0.4	$0.4
Interest cost	0.8	0.1	0.6	0.5
Actuarial loss	0.3	(0.2)	0.2	0.1
Plan amendments	1.4	—	—	—
Special termination benefits	1.0	—	—	—
Benefit cost before adjustments to
recognised the long-term nature of
the plans	4.4	—	1.2	1.0
Difference between actual and
actuarial gain and the amount
recognised	(0.3)	0.2	—	—
Benefit cost recognised	$ 4.1	$ 0.2	$ 1.2	$ 1.0

Bombardier Recreational Products Inc.

16. EMPLOYEE FUTURE BENEFITS [ Cont'd]

Health care costs

The health care cost trend rate, which is a weighted-average annual rate of increase in the per capita cost of covered health and dental-care benefits, was assumed to start at 12.25% in fiscal year 2005 and is expected to gradually decline by 0.75% per year to be at 5.5% in fiscal year 2013 and remaining at that level thereafter. Other benefit costs were assumed to increase at the same rate as price inflation.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Increase	Decrease

Effect on total of service and interest cost	$ 0.2	$ (0.2)
Effect on post-retirement benefit obligation	1.3	(1.1)

17. REDEEMABLE PREFERRED SHARES

On October 29, 2004, the Company redeemed all of the issued and outstanding Class A preferred shares held by its parent company for a total cash consideration of $52.6 million. The outstanding Class A preferred shares had a carrying value of $46.2 million. The carrying value of the redeemable preferred shares was accreted to its redemption value through charges to operations over the period up to their estimated redemption date based on the effective yield method. The accretion in the carrying value of the preferred share was $3.0 million for the year ended January 31, 2005. The preferred shares were redeemable at $50.0 million plus the accrued dividend of $2.6 million.

On December 18, 2003, as part of the consideration given for the purchase of Bombardier's recreational products business, the Company issued 50,000 Class A Preferred Shares at $1,000 per share. Redemption of the Class A Preferred Shares is mandatory upon occurrence of certain future events that the Company considers likely to occur and as a result, the shares were initially recorded at their fair value of $42.7 as a long-term liability on the Company's consolidated balance sheet.

18. OTHER LONG-TERM LIABILITIES

	January 31,	January 31,
	2005	2004

Due to Bombardier Inc. in connection with indemnification related to	$ 23.0	$ 22.7
income taxes
Other	5.5	8.2
	$ 28.5	$ 30.9

Bombardier Recreational Products Inc.

19. CAPITAL STOCK

The authorised capital stock of the Company is as follows:

Classified as liabilities

Unlimited number of Class A Preferred Shares, cumulative dividend per share of 6% per annum calculated on the redemption price of $1,000 per share plus any unpaid dividends for prior years, redeemable at the option of the Company or mandatory redemption on a direct or indirect change of control of the Company to a party other than the sponsors, sale of all or substantially all of the assets of the Company, or on a direct of indirect change of control of J.A.B. to a party other than the Sponsors, at a price of $1,000 plus accrued dividends

Classified as equity

Unlimited number of Common Shares

Unlimited number of Class B Preferred Shares, rights and privileges to be determined by the board of directors of the Company prior to the issuance of any Class B Preferred Shares, provided that all Class B Preferred Shares will in all instances rank junior as to liquidation rights, dividend rights and redemption rights to the Class A Preferred Shares for so long as any Class A Preferred Shares are outstanding

Issued and outstanding	January 31, 2005	January 31, 2004
1 Common Share	$ 364.4	$ 304.5

On December 18, 2003, the Company issued 1 common share to its parent company for a total cash consideration of $304.5 million.

During the year ended January 31, 2005, the stated capital was increased as a result of the following:

  $7.4 million received from J.A.B. following the issue of 7,641,550 Class B common shares of J.A.B. for an amount equal to their fair value; and

  $52.6 million received from J.A.B. following the redemption of all of the issued and outstanding class A preferred shares held by J.A.B.

20. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN

During the year ended January 31, 2005, the board of directors of J.A.B. approved a management share subscription agreement and a stock option plan for directors, officers and certain employees of the Company.

Bombardier Recreational Products Inc.

20. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN [Cont'd]

Under the management share subscription agreement, the subscribers purchased 7,641,550 Class B common shares (the "subscription shares") of J.A.B. for an amount equal to their fair value. The net proceeds of $7.4 million were then transferred by J.A.B. to the Company, and were accounted for by the Company as an increase in shareholder's equity. The terms of the management share subscription agreement provide J.A.B. with the right to repurchase all or a portion of the subscription shares (a "call option"), and provide the subscribers with a right to sell to J.A.B. all or a portion of their subscription shares (a "put option"), under certain circumstances. The call and put options expire on the occurrence of an Initial Public Offering ("IPO") by the Company or upon a change in control.

During the year ended January 31, 2005, the board of directors of J.A.B. approved a grant of 21 424 650 options. The options are exercisable into Class B common shares of J.A.B. at an exercise price equal to the fair market value of the Class B shares on the date of grant, and are exercisable for a period of up to 10 years. One-third of the options granted vest in equal annual instalments on each of the five anniversary dates of the date of grant. The remaining two-thirds become eligible to vest in equal annual instalments on each of the five anniversary dates of the date of grant, and shall only vest upon certain performance measures being achieved upon either an IPO or a change in control.

		Weighted
	Number of	Average
	options	Exercise Price
Options granted during the year	21,424,650	1.00
Options cancelled	1,350,000	1.00
Option outstanding	20,074,650	1.00

The Company records compensation expense using the fair value method, for these grants of stock options by J.A.B. that are expected to vest, over the expected vesting period of the option with a corresponding amount recorded as contributed surplus.

The estimated fair value of the granted options, which assumes that all performance measures will likely be achieved, is approximately $10.7 million of which $2.3 million has been recorded as compensation expense in general and administrative expenses during the year ended January 31, 2005. Fair value is estimated at the grant date based on a Black-Scholes option-pricing model using the following weighted average assumptions:

Risk-free interest rate	3.98%
Expected life	10 years
Expected volatility	35%
Dividend yield	0%

Bombardier Recreational Products Inc.

21. CUMULATIVE TRANSLATION ADJUSTMENT

Unrealised currency translation adjustments, in the currency translation adjustment, resulted primarily from the weakening of the U.S. dollar against the Canadian dollar and the strengthening of the Canadian dollar against the Euro for the year ended January 31, 2005 and from the strengthening of the Euro against the Canadian dollar for the 44-day period ended January 31, 2004.

22. RESEARCH AND DEVELOPMENT EXPENSES

	The Company		Predecessor Business
		44-day period	321-day
	Year ended	ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
(Restated - note 5)
Research and development expense	$ 119.3	$ 14.3	$ 107.8	$ 119.4
Tax credits and other government
assistance	(11.2)	(1.4)	(13.4)	(16.2)
	$ 108.1	$ 12.9	$ 94.4	$ 103.2

23. FINANCING COSTS

	The Company		Predecessor Business

		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
Interest on long-term debt	$ 38.8	$ 5.4	$ 0.2	$ 0.1
Receivable factoring losses	6.8	0.6	3.3	7.6
Interest on advances from related
parties	—	—	2.7	4.4
Amortisation of deferred financing
costs	19.4	0.8	—	—
Interest income	(4.1)	—	—	—
Change in fair value of interest rate
swaps	(1.6)	—	—	—
Other	1.1	0.2	0.3	0.5
	$ 60.4	$ 7.0	$ 6.5	$ 12.6

Deferred financing costs of $12.9 million relating to the U.S.$280 million Term Facilities were expensed during the year as a result of the repayment of the Term Facilities of which the Company repaid U.S.$158.3 million (approximately $193.0 million) during January 2005 and fully repaid the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) shortly thereafter on February 9, 2005.

Bombardier Recreational Products Inc.

24. INCOME TAX

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense was as follows:

		The Company			Predecessor business
			44-day		321-day
			period ended		period ended		Year ended
	Year ended		January 31,		December 18,		January 31,
	January 31, 2005		2004		2003		2003
Income taxes calculated at
statutory rates	$ 2.1	31.3%	$ (7.3)	31.8%	$ 13.8	33.2%	$ 57.4	35.2%
Increase (decrease)
resulting from:
Income tax rate
differential of foreign
subsidiaries	(12.6)		0.6		(3.4)		0.5
Effect of income tax rate
changes	0.6		0.1		0.3		—
Tax benefits from losses
and temporary
differences not
recognised	0.3		—		0.3		0.8
Recognition of
previously unrecorded
tax benefit	(0.2)		(0.1)		—		(0.9)
Tax-exempt items	(3.8)		0.5		2.0		(2.6)
Large corporation tax	1.1		0.2		—		—
Manufacturing and
processing credit	—		0.2		(0.5)		(2.9)
Other	(0.1)		0.1		1.4		(3.0)
Income tax expense
(recovery)	$ (12.6)		$ (5.7)		$ 13.9		$ 49.3

Bombardier Recreational Products Inc.

24. INCOME TAX [Cont'd]

Details of income tax recovery are as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003

Current income tax expense
Domestic	$ (0.5)	$ 1.6	$ 6.9	$ 7.3
Foreign	7.8	1.3	6.9	0.2
	7.3	2.9	13.8	7.5
Deferred income tax
recovery
Temporary differences	(20.3)	(8.6)	(0.2)	42.7
Effect of income tax rate
changes	0.6	0.1	0.3	—
Recognition of previously
unrecorded tax benefits	(0.2)	(0.1)	—	(0.9)
	(19.9)	(8.6)	0.1	41.8
Income tax expense
(recovery)	$ (12.6)	$ (5.7)	$ 13.9	$ 49.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax asset (liability) were as follows:

	January 31,	January 31,
	2005	2004
		(Restated -
		notes 2 and 5)
Accounts payable and accrued liabilities	$ 53.7	$ 67.6
Loss carry-forwards	30.7	14.7
Employee future benefits obligations	22.5	21.7
Inventories	10.3	7.9
Property, plant and equipment	(43.1)	(41.8)
Other current assets	(3.1)	(11.2)
Other long-term assets	13.8	11.9
Other intangible assets	(43.1)	(45.7)
Long term debt	(4.5)	—
Other	1.8	4.1
	39.0	29.2
Valuation allowance	(1.6)	(1.5)
Net amount	$ 37.4	$ 27.7

Losses carried forward and other temporary differences, which are available to reduce future taxable income for which no related income tax benefits have been recognised, amounted to respectively, $4.5 million and $4.5 million as at January 31, 2005 and 2004 and have no specified expiry dates.

Bombardier Recreational Products Inc.

24. INCOME TAXES [Cont'd]

Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries based upon Management's determination that such earning will be indefinitely reinvested. As at January 31, 2005 and 2004, the cumulative undistributed earnings of these foreign subsidiaries were approximately $44.8 million and $28.9 million, respectively. If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits for an amount of $1.0 million as at January 31, 2005 and an amount of $0.3 million as at January 31, 2004.

25. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES

RELATED TO OPERATIONS

The net changes in non-cash working capital balances related to operations were as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended period ended		period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
			(restated - note 5)
Receivables	$ 35.8	$ (22.8)	$ (84.0)	$ (4.7)
Receivables from related parties	—	—	(14.6)	(59.5)
Inventories	21.1	83.0	(71.7)	33.2
Other current assets	(12.5)	—	0.8	(1.7)
Accounts payable and accrued
liabilities	3.3	11.6	(31.8)	(19.0)
Employee future benefits	5.8	(0.1)	3.2	1.4
Derivative financial instruments	28.6	25.6	—	—
Other	(0.3)	(2.7)	0.3	(1.1)
	$ 81.8	$ 94.6	$ (197.8)	$ (51.4)

Non-cash transactions

Issuance of redeemable preferred shares in conjunction with the business acquisition at a fair value of $42.7 million.

Transfers of receivables in exchange of investment in retained interests of transferred receivables of $38.0 million and $40.5 million for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004, respectively. The predecessor business transfers of receivables in exchange of investment in retained interests of transferred receivables of $24.4 million for the year ended January 31, 2003.

Bombardier Recreational Products Inc.

26. FINANCIAL INSTRUMENTS

Foreign exchange risks

The Company uses derivative financial instruments to manage foreign currency risks and exposures. The Company does not trade in derivatives for speculative purposes.

Foreign exchange contracts

The Company's forward foreign exchange contracts were designated as hedges of forecast transactions for accounting purposes effective February 1, 2004 for contracts entered into prior to the beginning of the year, and on the contract inception date for contracts entered into during the year. As a result, there is no recognition in the Consolidated Financial Statements of unrealised gains or losses arising during the year on such contracts. In the 44-day period ended January 31, 2004, the Company's forward foreign exchange contracts were not designated as hedges for accounting purposes. Accordingly such contracts were recognised in the consolidated financial statements at fair value on January 31, 2004.

The following tables set out the significant notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts.

		January 31, 2005
					Canadian
					equivalent
	sell	buy	Average	Notional	notional
	currency	currency	rate	amount	amount
Sell contracts
Less than 1 year	USD	CAD	0.7495	USD 337.1	$ 449.8
Between 1 and 2 years	USD	CAD	0.7865	USD 157.4	200.1
Buy contracts
Less than 1 year	CAD	Euro	0.6042	Euro 111.1	183.9
Between 1 and 2 years	CAD	Euro	0.6114	Euro 55.3	90.5

		January 31, 2004
					Canadian
					equivalent
	sell	buy	Average	Notional	notional
	currency	currency	rate	amount	amount
Sell contracts
Less than 1 year	USD	CAD	0.7108	USD 417.7	$ 588.0
Between 1 and 2 years	USD	CAD	0.7525	USD 194.0	257.4
Less than 1 year	USD	JPY	0.0095	USD 1.8	2.4
Less than 1 year	AUD	USD	1.4580	AUD 46.5	42.2
Buy contracts
Less than 1 year	CAD	Euro	0.6120	Euro 148.0	241.8
Between 1 and 2 years	CAD	Euro	0.6123	Euro 66.0	107.8

Interest rate swap

In order to manage its exposure to interest rate risk, the Company entered into interest rate swap agreements in order to fix the interest rate on a portion of its term loans for a notional amount of U.S. $70.0 million. The interest rate swap agreements involve the exchange of a floating LIBOR rate for a fixed rate of 2.525%. Including the applicable margin on the U.S. term loans of 2.75%, the effective interest rate on U.S. $70.0 million of the term loan is 5.275%. The interest rate swaps were settled on February 9, 2005.

The interest rate swaps did not qualify for hedge accounting, as not all of the variability of the hedged item's functional currency equivalent cash flows is eliminated by the effect of the hedge.

Changes in fair value of the interest rate swap agreements were included in financing costs.

Bombardier Recreational Products Inc.

26. FINANCIAL INSTRUMENTS [Cont'd]

Fair value of financial instruments

The estimated fair value of certain financial instruments has been determined using available market information or other valuation methodologies that require considerable judgement in interpreting market data and developing estimates. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange.

Cash and cash equivalents, receivables, investment in retained interest, bank loans, accounts payable and accrued liabilities

The carrying amounts reported, on the consolidated balance sheets, approximates the fair values of these items due to their short-term nature.

Restricted investments

The carrying amount of restricted investments approximates their fair value, which are estimated using public quotations, when available, or discounted cash flow analyses, using interest rates applicable for assets with similar terms.

Long-term debt and redeemable preferred shares

The fair values of long-term debt and redeemable preferred shares are determined using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments

The fair values generally reflect the estimated amounts that the Company would receive upon the settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes from the Company's bankers are available for substantially all of the Corporation's forward foreign exchange contracts and interest-rate swap agreements.

The fair value of financial instruments for which the carrying amount reported is different from the fair value was as follows as at January 31:

	January 31, 2005		January 31, 2004
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
Senior subordinated notes	$ 247.6	$ 264.9	$ 265.3	$ 273.3
Redeemable preferred shares	—	—	43.2	44.5
Forward foreign exchange contracts
Favourable	1.6	41.2	35.6	35.4
Unfavourable	(3.4)	(6.7)	(7.2)	(7.0)

Credit risk

In addition to the credit risk described elsewhere in these Consolidated Financial Statements, the Company is subject to risk related to derivative financial instruments, whereby counterparty failure would result in economic losses on favourable contracts. However, the counterparties to these derivative financial instruments are all investment grade financial institutions, which the Company anticipates will satisfy their obligations under the contracts.

Bombardier Recreational Products Inc.

26. FINANCIAL INSTRUMENTS [Cont'd]

The Company considers that its credit risk associated with its receivables did not represent a significant concentration of credit risk at January 31, 2005 and 2004, due to the large number of customers and their dispersion across many geographic areas.

27. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Company is subject to the following (all amounts presented are undiscounted):

a) Operating leases

The Company leases buildings and equipment under operating leases. The Company's rent expense under all lease agreements, was $11.4 million and $1.8 million for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004, respectively. The predecessor business rent expense under all lease agreements, including intercompany transactions, was $16.5 million and $18.2 million for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003, respectively. The related minimum lease payments and residual value guarantees (including $3.1 million to related parties) for the next five years are as follows:

	Buildings and	Residual value
	equipment	guarantees	Total

2006	$ 7.1	$ 1.5	$ 8.6
2007	3.4	0.4	3.8
2008	1.7	0.3	2.0
2009	1.1	—	1.1
2010	0.5	—	0.5
	$ 13.8	$ 2.2	$ 16.0

b) Floorplan financing

Under its dealer financing agreements with BC and certain third party financing companies, the Company may be required to repurchase new and unused products at a price equivalent to the dealer's total unpaid principal balance owed to the financing company, subject to pre-set limits, in the event of dealer default. Any loss on the resale of the repurchased products is the responsibility of the Company. The Company or the predecessor business have not incurred material losses under these agreements. Outstanding floorplan financing between the Company's dealers and the respective financing companies as at January 31, 2005 was $719.6 million ($753.7 million, including amounts outstanding prior to the transaction, as at January 31, 2004).

c) Sale of receivables

The Company sells certain of its receivables. A portion of the receivables sold is subject to the repurchase of new and unused products at a price equivalent to the total unpaid principal balance owed to the financing company, in the event of dealer default. Any loss on the resale of the repurchased products is the responsibility of the Company. The Company or the predecessor business have not incurred material losses under these agreements. The outstanding amount, subject to repurchase, as at January 31, 2005 was $66.0 million ($57.6 million, including outstanding amounts prior to the transaction as at January 31, 2004).

Bombardier Recreational Products Inc.

27. COMMITMENTS AND CONTINGENCIES [ Cont'd]

d) Purchase agreement

In the normal course of its business, the Company entered into a purchase agreement with a Japanese marine engines manufacturer whereby it must buy a certain number of units of marine engines with an annual minimum purchase requirement for each year through August 31, 2006. Using the purchase price paid during the period ended January 31, 2005, the minimum purchase commitment would be $7.6 and $2.5 million for the years ending January 31, 2006 and 2007, respectively.

e) Litigation

The Company is subject to product liability claims in the normal course of business. With respect to product liability claims, which arose prior to the business acquisition, Bombardier has agreed to indemnify the Company for certain amounts. On any product liability claim relating to injuries or damages occurring prior to December 18, 2003, Bombardier shares equally with the Company the first $250,000 per claim in case expenses (fees, settlements and judgements) and indemnifies the Company for any expenses in excess of $125,000 on such claims.

The Company has a patent infringement case outstanding that is on appeal following summary judgement in the Company's favour, as well as one action for alleged infringement of a trademark. The Company also has various other cases outstanding mainly for commercial disputes with terminated dealers and minor disputes with customers.

The Company intends to vigorously defend its position in these matters. Management believes the Company has recorded adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions. While the final outcome with respect to actions outstanding or pending as at January 31, 2005 cannot be predicted with certainty, it is management's opinion that their resolution will not have material adverse effects on the Company's financial position, results of operations, or cash flows.

f) Countervailing and anti-dumping duties

The U.S. Department of Commerce ("DOC") issued a preliminary determination of anti-dumping on August 6, 2004 and had ordered a 22.52% cash deposit or an import bond to be posted for each "Japanese made" outboard engine sold in the United States. On December 28, 2004, the DOC rendered its final ruling on dumping and imposed a final anti-dumping duty of 18.98%. However on February 2, 2005, the International Trade Commission (ITC), after having conducted a hearing on the injury to the U.S. outboard engine industry resulting from the Japanese dumping, ruled that the U.S. outboard engine industry had not been materially injured or was not threatened with material injury. Consequently, the anti-dumping duty bonds will be released and deposits will be reimbursed to importers and "Japanese made" outboard engine sold in the United States will not be subject to any anti-dumping duties.

Bombardier Recreational Products Inc.

28. SEGMENT DISCLOSURE

Subsequent to the decision to sell its Utility Vehicles segment, the Company now operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

The Power Sports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines. Power Sports products are sold mainly through an international network of independent dealers and distributors. The manufacturing plants are located primarily in Canada, the United States, Austria and Finland.

The Marine Engines segment designs, develops, manufactures and sells outboard engines available across three technologies: 2-stroke carburated, 2-stroke direct injection and 4-stroke technology. Marine Engine products are sold directly to boat builders or through an international network of independent dealers and distributors. The Marine Engine manufacturing plants are located primarily in the United States and Mexico.

The Company's accounting policies for its segments are the same as those described in the Summary of Significant Accounting Policies. Management evaluates performance based on operating profit. Operating profit does not include allocated corporate office charges for administrative functions as well as financing cost, other income and expense and income taxes. Whereas for the predecessor business, the cost of employee future benefits allocated to each reportable segment is based on a percentage of payroll, which approximates the current service cost component. Predecessor business Management evaluates performance based on operating profit. Predecessor business operating profit does not include allocated corporate office charges for administrative functions as well as interest and income taxes. Intersegment services are accounted for at the exchange amount which management believes reflects current market prices as if the services were provided to third parties.

Bombardier Recreational Products Inc.

28. SEGMENT DISCLOSURE [ Cont'd]

			The Company
	Consolidated		Power Sports		Marine Engine
		44-day		44-day		44-day
	Year ended	period ended	Year ended	period ended	Year ended	period ended
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004	2005	2004
External revenues	$2,467.0	$ 333.5	$1,927.7	$ 273.7	$ 539.3	$ 59.8
Intersegment revenues	—	—	23.6	3.7	21.8	2.0
Segment revenues	2,467.0	333.5	1,951.3	277.4	561.1	61.8
Cost of sales and operating expenses	2,273.1	328.3	1,761.3	273.7	557.2	60.3
Depreciation and amortisation	118.0	13.9	96.3	10.8	21.7	3.1
	2,391.1	342.2	1,857.6	284.5	578.9	63.4
Segment operating income (loss) from continuing
operations	75.9	(8.7)	$ 93.7	$ (7.1)	$ (17.8)	$ (1.6)
Corporate and other	29.3	3.2
Restructuring, impairment and other charges and
(income)	14.9
Depreciation dealer network	1.9	0.2
Operating income from continuing operations	29.8	(12.1)
Other (income) and expenses
Financing costs	60.4	7.0
Accretion in carrying value and loss on early
redemption of preferred shares	9.4	0.5
Net loss on derivative financial instruments	—	4.5
Foreign exchange gain on long-term debt	(46.7)	(1.3)
Income from continuing operations before income
taxes	$ 6.7	$ (22.8)

Bombardier Recreational Products Inc.

28. SEGMENT DISCLOSURE [ Cont'd]

The Company's net segment assets exclude cash and cash equivalents deferred income taxes, goodwill, dealer network and license agreement and are net of accounts payable and accrued liabilities.

	The Company
		January 31, 2005			January 31, 2004
	Consolidated	Power Sports	Marine Engine	Consolidated	Power Sports	Marine Engine
Net segment assets	$ 522.9	$ 353.4	$ 169.5	$ 622.9	$ 419.0	$ 203.9
Net corporate office and other	31.2			73.4
Goodwill	119.9			117.6
Dealer network	44.2			46.1
License agreement	13.8			13.8
Accounts payable and accrued liabilities	588.7			632.0
Deferred income taxes	75.8			71.0
Cash and cash equivalents	150.3			196.2
Assets held for sale of Utility Vehicles Segment	—			48.1
Total assets	$1,546.8			$ 1,821.1

			Predecessor Business
	Consolidated		Power Sports		Marine Engine
	321-day		321-day		321-day
	period ended	Year ended	period ended	Year ended	period ended	Year ended
	December 18,	January 31,	December 18,	January 31,	December 18,	January 31,
	2003	2003	2003	2003	2003	2003
External revenues	$ 2,075.6	$ 2,383.4	$ 1,593.1	$ 1,819.9	$ 482.5	$ 563.5
Intersegment revenues	—	—	18.0	14.1	15.5	16.4
Segment revenues	2,075.6	2,383.4	1,611.1	1,834.0	498.0	579.9
Cost of sales and operating expenses	1,906.6	2,082.4	1,448.7	1,575.6	491.4	537.3
Depreciation and amortisation	90.7	96.3	71.1	71.5	19.6	24.8
	1,997.3	2,178.7	1,519.8	1,647.1	511.0	562.1
Segment operating income (loss) from continuing
operations	78.3	204.7	$ 91.3	$ 186.9	$ (13.0)	$ 17.8
Corporate and other	30.1	28.9
Depreciation dealer network	—	—
Operating income from continuing operations	48.2	175.8
Financing costs	6.5	12.6
Income from continuing operations before income taxes	$ 41.7	$ 163.2

Bombardier Recreational Products Inc.

28. SEGMENT DISCLOSURE [ Cont'd]

	Additions to property, plant and equipment
	The Company		Predecessor Business
		44-day	321-day period
	Year ended	period ended	ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003

Power Sports	$48.4	$ 19.4	$ 61.6	75.7
Marine Engine	17.0	1.6	11.5	20.9
Corporate and other	4.7	—	0.1	0.7
	$ 70.1	$ 21.0	$ 73.2	$97.3

Geographic information:

					Property, plant and equipment,
	Revenues [1]				goodwill and intangible assets
	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,	January 31,	January 31,
	2005	2004	2003	2003	2005	2004
Canada	$ 395.5	$ 45.3	$ 362.5	$ 402.7	$ 462.2	$ 487.8
United States	1,376.6	177.1	1,183.7	1,389.5	173.5	207.1
Australia	79.9	11.7	44.4	48.6	0.3	0.3
Finland	45.4	3.8	35.6	33.0	8.7	7.7
Austria	16.6	1.0	13.7	17.6	121.3	137.9
Scandinavia	88.0	14.7	68.3	80.2	0.2	0.1
Russia	46.8	3.3	22.0	7.4	—	—
Other - Americas	51.8	7.9	42.8	47.7	6.2	6.2
Other - Europe	229.2	51.9	205.1	264.4	—	—
Other	137.2	16.8	97.5	92.3	2.5	2.6
	$ 2,467.0	$ 333.5	$ 2 075.6	$2, 383.4	$ 774.9	$ 849.7

1 The attribution of revenues was based on the invoicing.

Bombardier Recreational Products Inc.

29. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The following tables present a summary of the material adjustments and additional disclosures to the Company's financial statements that would be required in order to conform with U.S. GAAP and the related rules and regulations adopted by the United States Securities and Exchange Commission ("SEC").

Changes in Accounting Policies

Pensions and other post-retirement benefits

In December 2003, Financial Accounting Standards Board issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits." This Statement revises employers' disclosures about pension plans and other post-retirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, 88 and 106. This revised Statement requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The required information should be provided separately for pension plans and for other post-retirement benefit plans. During the year ended January 31, 2005, the Company adopted the additional disclosure requirements.

	The Company		Predecessor Business

		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18	January 31,
	2005	2004	2003	2003

Net income under Canadian GAAP	$ 16.0	$ (17.5)	$ 30.2	$ 114.8
Development costs (c)	3.1	(9.0)	(2.2)	(5.9)
Accretion in carrying value and loss on
early redemption of preferred shares (d)	9.4	0.5	—	—
Employee future benefits (a)	—	—	(0.4)	(0.9)
Foreign exchange contracts (b)	—	—	12.3	31.7
Software costs (e)	—	—	1.2	1.4
Total adjustments before the following:	12.5	(8.5)	10.9	26.3
Income tax expense (recovery) (f)	1.0	(2.3)	3.3	8.3
Total adjustments	11.5	(6.2)	7.6	18.0
Net income under U.S.GAAP	27.5	(23.7)	37.8	132.8
Minimum pension liability adjustment, net
of tax of $6.1 million and $6.1 million for
the respective the 321-day period ended
December 18 2003 and year ended
January 31, 2003(a)	—	—	(14.2)	(12.5)
Change in cumulative translation
adjustment	(15.6)	(2.0)	9.3	14.5
Unrealised gains (losses) on derivative
financial instruments arising during the
period (b)	36.3	—	—	—
Comprehensive income under
U.S. GAAP	$ 48.2	$ (25.7)	$ 32.9	$ 134.8

Bombardier Recreational Products Inc.

29. DIFFERENCES BETWEEN CANADIAN AND U.S.GAAP [Cont'd]

Reconciliation of consolidated balance sheet captions

	As at January 31, 2005			As at January 31, 2004
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Other current assets (b)	$ 74.5	$ 39.6	$ 114.1	$ 97.1	$ —	$ 97.1
Long-term deferred income
taxes assets (f)	13.4	1.3	14.7	2.9	2.3	5.2
Other long-term assets (c)	43.1	(5.8)	37.3	64.5	(9.0)	55.5
Accounts payable and accrued
liabilities (b)	597.2	3.3	600.5	640.5	—	640.5
Current deferred income taxes
liabilities	0.4	—	0.4	0.3	—	0.3
Retained earning (deficit)	(1.5)	(4.6)	(6.1)	(17.5)	(6.7)	(24.2)
Cumulative translation
adjustment	(13.7)	13.7	—	2.0	(2.0)	—
Accumulated other
comprehensive income:
Cumulative translation
adjustment	—	(13.6)	(13.6)	—	2.0	2.0
Unrealised gains on derivative
Financial instruments (b)	—	36.3	36.3	—	—	—
Redeemable preferred shares (d)	—	—	—	43.2	(43.2)	—
Mezzanine preferred shares (d)	—	—	—	—	43.2	43.2
Total assets	$ 1,546.8	$35.1	$ 1,581.9	$ 1,821.1	$ (6.7)	$ 1,814.4

Reconciliation of consolidated cash flow captions

The Company
	Year ended January 31, 2005			44-day period ended January 31, 2004
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Cash flows from:
operating activities (c)	$ 193.2	$ —	$ 193.2	$ 82.8	$ (9.3)	$ 73.5
investing activities (c)	(47.3)	—	(47.3)	(778.2)	9.3	(768.9)

Predecessor business
	321-day period ended December 18, 2003			Year ended January 31, 2003
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Cash flows from:
operating activities (c)	$ (77.3)	$ (4.7)	$ (82.0)	$ 195.9	$ (8.5)	$ 187.4
investing activities (c)	(72.3)	4.7	(67.6)	(96.0)	8.5	(87.5)

Bombardier Recreational Products Inc.

29. DIFFERENCES BETWEEN CANADIAN AND U.S.GAAP [Cont'd]

a) Employee future benefits

The Company

As part of the acquisition, Bombardier Inc. agreed to transfer a proportionate share of assets to fund the liabilities assumed by the Company under its new plans. As a result there were no unfunded accumulated benefit obligations as of October 31, 2004 and therefore no differences between Canadian GAAP and U.S. GAAP.

Predecessor Business

Under Canadian GAAP, effective February 1, 2000, the predecessor business adopted the new method of accounting for employee future benefits. In reporting the impact of the adoption of this method, the transitional obligation was accounted for as a charge to Bombardier Inc.'s net investment. Under U.S. GAAP, the transitional pension obligation that arose on February 1, 1989, upon the adoption of Financial Accounting Standards Board Statement No. 87 is being amortised over 16 years. Under U.S. GAAP, an additional minimum pension liability is recorded for any excess of the unfunded accumulated benefit obligation over the recorded employee future benefits liability. An offsetting intangible asset is recorded equal to unrecognised prior service costs and transitional obligation, with any difference recorded in accumulated other comprehensive income.

b) Foreign exchange contracts

The Company

Under U.S. GAAP, unrealised gain/loss on derivative financial instruments designated as hedges are recorded in comprehensive income. When the gain/loss on these derivative financial instruments are realised, the realised gain/loss is recorded as part of net income and any unrealised gain/loss previously recorded as part of comprehensive income is reversed.

Predecessor Business

Under Canadian GAAP, foreign exchange contracts entered into, by the predecessor, to hedge foreign currency exposure met the criteria for hedge accounting. Under U.S. GAAP, hedging activities and practices did not meet the documentation criteria necessary to apply hedge accounting under FAS 133 or firm commitment criteria under SFAS 52. Accordingly, changes in the fair value of forward exchange contracts are recorded in income under U.S. GAAP.

c) Development costs

Under Canadian GAAP, certain development costs are deferred and amortised if they meet certain criteria. Under U.S. GAAP, these costs are expensed as incurred.

Upon acquisition of the recreational products business, as described in note 2, development costs were recorded on the balance sheet at their fair market value. Under U.S. GAAP, the acquired development costs were recorded at their fair market value on the balance sheet as of the acquisition date and were expensed immediately following the acquisition. The Company's appraisal valued in-process research at an immaterial amount, and therefore the acquisition of the recreational products business did not require the write-off of any in-process research.

Bombardier Recreational Products Inc.

29. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP [ Cont'd]

d) Redeemable preferred shares

Under Canadian GAAP preferred shares which are mandatorily redeemable by the Company upon the occurrence of certain future events that management considers to be likely are recorded as liabilities and are accreted to the redemption value at the estimated redemption date. Accretion of carrying value and unpaid dividends are included in net loss.

Under U.S. GAAP, the redeemable preferred shares are recorded at fair value outside of equity and the accretion of the carrying value and unpaid dividends are recorded as a capital transaction.

e) Software costs

Under Canadian GAAP, costs incurred to enhance the service potential of computer software that extends its useful life may be capitalised. Under U.S. GAAP, costs that extend the useful life absent any additional functionality are expensed.

f) Income taxes

The income taxes adjustment reflects the income tax effect on the adjustments between Canadian GAAP and U.S. GAAP.

g) FAS 130 "Comprehensive Income"

U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognised. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

(All capitalised terms used but not defined in this note have the meanings set forth in the Credit Facility Agreement entered into by the Company, on December 18, 2003, as amended on February 9, 2005, unless the context requires otherwise).

The Company entered into a Senior Secured Credit Facility, and issued senior subordinated notes. Certain of the Company's wholly-owned subsidiaries («Guarantor Subsidiaries») fully and unconditionally guarantee the senior secured credit facility and the senior subordinated notes (the Guaranteed Debt») on a joint and several basis. The Guaranteed Debt is not guaranteed by Austrian Subsidiaries which produce RotaxTM engines, the Finland Subsidiaries which produce LynxTM and certain models of Ski-DooTM snowmobiles, all other non-domestic subsidiaries and certain immaterial domestic subsidiaries which are either intended to be used for foreign tax planning purposes or are prohibited by law from guaranteeing the Guaranteed Debt (collectively the "Non-Guarantor Subsidiaries").

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

As at January 31, 2005, the main guarantor subsidiaries included BRP U.S. Inc., BRP (Barbados) Inc., BRP Mexico S.A. de C.V., BRP Australia Pty Ltd., and BRP Japan Ltd. and the non-guarantor subsidiaries included BRP Finland OY, BRP Sweden AB, BRP Norway A.S., BRP- Rotax Management GmbH, BRP-Rotax GmbH & Co KG, BRP Receivables Funding LLC, BRP Europe NV, Bombardier Recreational Products Brazil Ltda and BRP Asia Ltd.

On March 12, 2004, BRP Mexico S.A. de C.V., and BRP Japan Ltd., both of which were Non-Guarantor Subsidiaries as at January 31, 2004, guaranteed the senior subordinated notes through supplemental indentures.

The following condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at January 31, 2005 and 2004 and the statements of income and cash flows for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004, for Bombardier Recreational Products Inc. (the "Parent Company"), and on a combined basis for the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. The condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor Subsidiaries and Non-Guarantor Subsidiaries using the equity method. The Parent Company's fair value increments, including applicable intangible assets, arising from the business acquisition have been pushed down to the applicable subsidiary columns.

Prior to the acquisition, the issuance of the Guaranteed Debt on December 18, 2003, the parent company of the Predecessor Business, the Guaranteed Subsidiaries of the Predecessor Business and the Non-Guarantor Subsidiaries of the predecessor business did not legally exist, as all operations of the Company were within Bombardier. For purposes of presenting the following condensed consolidating financial information, amounts were allocated to the parent company, the Guaranteed Subsidiaries and the Non-Guarantor Subsidiaries assuming that they did exist for the periods presented and assuming that the operations of the Predecessor Business were allocated to these subsidiaries under the same assumptions as those allocations actually applied by our Successor Company.

The following condensed consolidating financial information for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003, show the statements of income and cash flows for the parent company and on a combined basis for the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. The condensed consolidating financial information reflects the investments of the parent company in the Guarantor Subsidiaries and Non-Guarantor Subsidiaries using the equity method.

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

Condensed Consolidating Balance Sheet as at January 31, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 88.8	$ 22.9	$ 38.6	$ —	$ 150.3
Receivables	33.7	19.7	59.3	—	112.7
Inventories	135.0	98.7	84.7	(16.3)	302.1
Deferred income taxes	15.4	37.4	3.3	6.3	62.4
Intercompany accounts	167.2	252.7	398.3	(818.2)	—
Other assets	20.5	9.9	44.1	—	74.5
Assets held for sale	—	3.4	—	—	3.4
Total current assets	460.6	444.7	628.3	(828.2)	705.4
Property, plant and equipment	146.7	146.3	132.8	—	425.8
Goodwill	—	—	—	119.9	119.9
Trademarks	151.1	—	—	—	151.1
Other intangible assets	45.0	57.6	—	(24.5)	78.1
Deferred income taxes	—	2.2	2.0	9.2	13.4
Investments in affiliates	364.5	22.5	—	(387.0)	—
Other assets	22.9	2.3	17.9	—	43.1
Assets held for sale	—	10.0	—	-	10.0
	$ 1,190.8	$ 685.6	$ 781.0	$ (1,110.6)	$ 1,546.8
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ 12.3	$ —	$ —	$ —	$ 12.3
Accounts payable and accrued liabilities	236.7	183.9	176.6	—	597.2
Current portion of long-term debt	103.0	44.2	—	—	147.2
Deferred income taxes	—	0.2	0.1	0.1	0.4
Intercompany accounts	128.7	125.1	437.0	(690.8)	—
Total current liabilities	480.7	353.4	613.7	(690.7)	757.1
Long-term debt	247.6	1.9	—	—	249.5
Deferred income taxes	28.5	5.1	4.4	—	38.0
Employee future benefits obligations	49.9	1.1	71.2	—	122.2
Other long-term liabilities	18.9	4.1	5.5	—	28.5
Total liabilities	825.6	365.6	694.8	(690.7)	1,195.3
Shareholder's equity
Capital stock	364.4	339.0	59.7	(398.7)	364.4
Contributed surplus	2.3	—	—	—	2.3
Retained earnings (deficit)	(1.5)	(6.5)	27.5	(21.0)	(1.5)
Cumulative translation adjustment	—	(12.5)	(1.0)	(0.2)	(13.7)
	365.2	320.0	86.2	(419.9)	351.5
	$ 1,190.8	$ 685.6	$ 781.0	$ (1,110.6)	$ 1,546.8

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

Condensed Consolidating Balance Sheet as at January 31, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			Restated - Notes 2 and 5
ASSETS
Current Assets
Cash and cash equivalents	$ 56.9	$ 44.8	$ 94.5	$ —	$ 196.2
Receivables	54.3	37.3	57.5	(0.4)	148.7
Inventories	137.3	109.6	89.9	(5.5)	331.3
Deferred income taxes	16.7	46.9	2.2	2.3	68.1
Intercompany accounts	314.8	302.6	98.7	(716.1)	—
Other assets	49.5	4.8	45.0	(2.2)	97.1
Assets held for sale	21.2	7.2	—	(0.9)	27.5
Total current assets	650.7	553.2	387.8	(722.8)	868.9
Property, plant and equipment	162.9	174.0	153.4	—	490.3
Goodwill	—	—	—	117.6	117.6
Trademarks	151.1	—	—	—	151.1
Other intangible assets	56.0	34.7	—	—	90.7
Deferred income taxes	(0.1)	0.6	2.4	—	2.9
Investments in affiliates	343.7	22.5	—	(366.2)	—
Other assets	35.6	8.1	20.8	—	64.5
Assets held for sale	20.6	14.5	—	—	35.1
	$ 1,420.5	$ 807.6	$ 564.4	$ (971.4)	$ 1,821.1
LIABILITIES AND
SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable and accrued	$ 256.1	$ 199.4	$ 188.3	$ (3.3)	$ 640.5
liabilities
Current portion of long-term debt	2.6	1.1	1.3	—	5.0
Deferred income taxes	—	—	0.3	—	0.3
Intercompany accounts	206.1	120.4	229.1	(555.6)	—
Liabilities related to assets held for sale	8.9	2.8		0.6	12.3
Total current liabilities	473.7	323.7	419.0	(558.3)	658.1
Long-term debt	522.7	112.3	—	—	635.0
Deferred income taxes	25.5	17.3	0.2	—	43.0
Employee future benefits obligations	46.9	1.0	70.7	—	118.6
Other long-term liabilities	18.2	7.2	5.5	—	30.9
Redeemable preferred shares	43.2	—	—	—	43.2
Liabilities related to assets held for sale	3.3	—	—	—	3.3
Total liabilities	1,133.5	461.5	495.4	(558.3)	1,532.1
Shareholder's equity
Capital stock	304.5	345.8	66.4	(412.2)	304.5
Retained earnings (deficit)	(17.5)	(1.7)	2.3	(0.6)	(17.5)
Cumulative translation adjustment	—	2.0	0.3	(0.3)	2.0
	$ 1,420.5	$ 807.6	$ 564.4	$ (971.4)	$ 1,821.1

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

The Company's Condensed Consolidating Statements of Income

	For the year ended January 31, 2005
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$ 1,490.4	$ 1,569.2	$ 855.0	$ (1,447.6)	$ 2,467.0
Cost of sales	1,340.6	1,404.7	719.8	(1,420.2)	2,044.9
Gross profit	149.8	164.5	135.2	(27.4)	422.1
Operating expenses
Selling and marketing	30.0	97.2	14.2	—	141.4
Research and development	41.5	32.2	34.4	—	108.1
General and administrative	32.2	44.1	27.1	24.5	127.9
Other charges and (income)
Restructuring charges	23.8	0.7	2.0	—	26.5
Impairment loss on property,
plant and equipment	—	12.1	—	—	12.1
Curtailment gain on pension
plan	(23.7)	—	—	—	(23.7)
Total operating expenses	103.8	186.3	77.7	24.5	392.3
Operating income (loss) from
continuing operations	46.0	(21.8)	57.5	(51.9)	29.8
Other (income) and expense
Financing costs	48.0	(22.5)	22.6	12.3	60.4
Accretion in carrying value and
loss on early redemption of
preferred shares	9.4	—	—	—	9.4
Foreign exchange loss gain on
long term debt	(38.4)	(8.3)	—	—	(46.7)
Share in earnings of equity
accounted investees	20.3	—	—	(20.3)	—
Income (loss) from continuing
operations before income
taxes	6.7	9.0	34.9	(43.9)	6.7
Income tax expense (recovery)	(12.6)	(10.5)	9.6	0.9	(12.6)
Income (loss) from continuing
operations	19.3	19.5	25.3	(44.8)	19.3
Income (loss) from
discontinued operations,
net of tax	(3.3)	(1.5)	0.5	1.0	(3.3)
Net income (loss)	$ 16.0	$ 18.0	$ 25.8	$ (43.8)	$ 16.0

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

	For the 44-day period January 31, 2004
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		Restated - Note 5

Revenues	$ 204.2	$ 203.0	$ 97.7	$ (171.4)	$ 333.5
Cost of sales	204.6	176.3	88.8	(162.0)	307.7
Gross profit	(0.4)	26.7	8.9	(9.4)	25.8
Operating expenses
Selling and marketing	6.3	9.4	2.5	—	18.2
Research and development	8.3	0.5	4.1	—	12.9
General and administrative	3.4	7.1	(5.9)	2.8	7.4
Total operating expenses	18.0	17.0	0.7	2.8	38.5
Operating profit (loss)	(18.4)	9.7	8.2	(12.2)	(12.7)
Other (income) and expense
Financing costs	5.2	(1.7)	2.9	—	6.4
Accretion in carrying value of
redeemable preferred shares	0.5	—	—	—	0.5
Net loss on derivative financial
instruments	3.3	1.2	—	—	4.5
Foreign exchange loss (gain) on
long-term debt	(1.1)	(0.2)	—	—	(1.3)
Share in earnings of equity
accounted investees	(3.0)	—	—	3.0	—
Income (loss) from continuing
operation before income
taxes	(23.3)	10.4	5.3	(15.2)	(22.8)
Income tax expense (recovery)	(5.6)	3.1	—	(3.2)	(5.7)
Income (loss) from continuing
operations	(17.7)	7.3	5.3	(12.0)	(17.1)
Income (loss) from
discontinued operations,
net of tax	0.2	(0.7)	—	0.1	(0.4)
Net income (loss)	$ (17.5)	$ 6.6	$ 5.3	$ (11.9)	$ (17.5)

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

The Predecessor Business Condensed Consolidating Statements of Income

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		Restated - Note 5

Revenues	$ 1,243.8	$ 1,325.6	$ 700.8	$ (1,194.6)	$ 2,075.6
Cost of sales	1,069.9	1,197.8	602.8	(1,189.1)	1,681.4
Gross profit	173.9	127.8	98.0	(5.5)	394.2
Operating expenses
Selling and marketing	39.0	93.2	11.2	—	143.4
Research and development	41.4	29.8	23.2	—	94.4
General and administrative	54.8	37.9	18.8	—	111.5
Total operating expenses	135.2	160.9	53.2	—	349.3
Operating profit (loss)	38.7	(33.1)	44.8	(5.5)	44.9
Financing costs	(0.5)	1.0	2.7	—	3.2
Income (loss) from continuing
operation before income
taxes	39.2	(34.1)	42.1	(5.5)	41.7
Income tax expense (recovery)	12.1	(10.5)	13.3	(1.0)	13.9
Income (loss) from continuing
operations	27.1	(23.6)	28.8	(4.5)	27.8
Income (loss) from
discontinued operations,
net of tax	1.5	1.3	—	(0.4)	2.4
Net income (loss)	$ 28.6	$ (22.3)	$ 28.8	$ (4.9)	$ 30.2

	For the year ended January 31, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
		Restated - Note 5

Revenues	$ 1,351.5	$ 1,629.0	$ 758.6	$ (1,355.7)	$ 2,383.4
Cost of sales	1,093.5	1,447.8	651.7	(1,357.4)	1,835.6
Gross profit	258.0	181.2	106.9	1.7	547.8
Operating expenses
Selling and marketing	37.2	38.3	27.7	—	103.2
Research and development	69.4	77.8	13.9	—	161.1
General and administrative	60.5	34.4	20.4	—	115.3
Total operating expenses	167.1	150.5	62.0	—	379.6
Operating profit (loss)	90.9	30.7	44.9	1.7	168.2
Financing costs	0.1	3.0	1.9	—	5.0
Income from continuing
operation before income
taxes	90.8	27.7	43.0	1.7	163.2
Income tax expense (recovery)	29.1	8.2	11.3	0.7	49.3
Income from continuing
operations	61.7	19.5	31.7	1.0	113.9
Income (loss) from
discontinued operations,
net of tax	(1.4)	1.4	—	0.9	0.9
Net income	$ 60.3	$ 20.9	$ 31.7	$ 1.9	$ 114.8

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

THE COMPANY'S CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOW

	For the year ended January 31, 2005
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Income from continuing operations	$ 19.3	$ 19.5	$ 25.3	$ (44.8)	$ 19.3
Non-cash items:
Depreciation and amortisation	56.8	25.7	37.6	—	120.1
Amortisation of deferred financing costs	13.6	5.8	—	—	19.4
Employee stock compensation	2.3	—	—	—	2.3
Deferred income taxes	2.6	(12.5)	3.6	(13.6)	(19.9)
Loss on disposal of property, plant and equipment	0.4	0.7	(0.1)	—	1.0
Gain on disposal of asset held for sale	—	(0.3)	—	—	(0.3)
Change in fair value of derivative financial instruments	(1.1)	(0.5)	—	—	(1.6)
Accretion in carrying value and loss on early
redemption preferred shares	9.4	—	—	—	9.4
Other charge and income	(3.7)	12.1	—	—	8.4
Foreign exchange (gain) loss on long-term debt	(38.4)	(8.3)	—	—	(46.7)
Share in earnings of equity accounted investees	5.8	—	—	(5.8)	—
Net changes in non-cash working capital balances related to
operations	71.9	30.1	(28.2)	8.0	81.8
Cash flows from operating activities	138.9	72.3	38.2	(56.2)	193.2
INVESTING ACTIVITIES
Additions to property, plant and equipment	(29.5)	(16.6)	(24.0)	—	(70.1)
Proceeds on disposal of property, plant and
equipment	0.2	0.8	0.3	—	1.3
Proceeds on disposal of assets for sale	—	3.4	—	—	3.4
Proceeds from the disposal of the Utility Vehicles
segment, net of transaction costs of $ 1.6 million	40.3	—	—	—	40.3
Investment in affiliates	13.6	—	(0.1)	(13.5)	—
Business acquisition, net of cash acquired	(0.5)	(14.7)	(6.3)	—	(21.5)
Acquisition of patents	—	(24.5)	—	24.5	—
Cash flows from investing activities	24.1	(51.6)	(30.1)	11.0	(46.6)
FINANCING ACTIVITIES
Increase in bank loans	12.3	—	—	—	12.3
Increase of capital stock	59.9	0.2	—	(0.2)	59.9
Redemption of preferred shares	(52.6)	—	—	—	(52.6)
Redemption of common shares	—	(13.7)	—	13.7	—
Repayment of long-term debt	(136.3)	(58.9)	(1.3)	—	(196.5)
Dividend paid	—	(17.1)	—	17.1	—
Debt issuance costs	(1.4)	—	—	—	(1.4)
Other	(2.7)	—	—	—	(2.7)
Intercompany accounts	2.8	54.6	(69.7)	12.3	—
Cash flows from financing activities	(118.0)	(34.9)	(71.0)	42.9	(181.0)
Effect of exchange rate changes on cash and cash
equivalents	—	(6.7)	6.6	—	(0.1)
Cash flows from continuing operations	45.0	(20.9)	(56.3)	(2.3)	(34.5)
Cash flows from discontinued operations	(13.1)	(1.0)	0.4	2.3	(11.4)
Net increase (decrease) in cash and cash
equivalents	31.9	(21.9)	(55.9)	—	(45.9)
Cash and cash equivalents at beginning of the
period	56.9	44.8	94.5	—	196.2
Cash and cash equivalents at end of the period	$ 88.8	$ 22.9	$ 38.6	$ —	$ 150.3
Supplemental information
Cash paid for:
Interest	$32.2	$ 4.4	$ 0.1	$ —	$ 36.7
Income taxes	3.8	9.0	2.9	—	15.7

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

The Company's Condensed Consolidating Statements of Cash Flows

	For the 44-day period ended January 31, 2004
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
		Subsidiaries	Subsidiaries
			Restated - Note 5
OPERATING ACTIVITIES
Income from continuing operations	$ (17.7)	$ 7.3	$ 5.3	$ (12.0)	$ (17.1)
Non-cash items:
Depreciation and amortisation	6.1	3.7	4.3	—	14.1
Amortisation of deferred financing costs	0.7	0.1	—	—	0.8
Employee stock compensation	1.4	—	0.3	—	1.7
Deferred income taxes	(8.9)	3.0	(1.1)	(1.6)	(8.6)
Change in fair value of derivative
financial instruments	(3.2)	—	—	—	(3.2)
Accretion in carrying value of
redeemable preferred shares	0.5	—	—	—	0.5
Net changes in non-cash working capital
balances related to operations	86.6	16.2	(23.6)	15.4	94.6
Cash flows from operating activities	65.5	30.3	(14.8)	1.8	82.8
INVESTING ACTIVITIES
Additions to property, plant and equipment	(11.6)	(1.7)	(7.7)	—	(21.0)
Investments in affiliates	(320.5)	(20.0)	—	340.5	—
Business acquisition	(592.6)	(138.5)	(26.1)	—	(757.2)
Cash flows from investing activities	(924.7)	(160.2)	(33.8)	340.5	(778.2)
FINANCING ACTIVITIES
Increase of share capital	304.5	320.5	20.0	(340.5)	304.5
Insurance of long-term debt	526.4	111.6	—	—	638.0
Debt issuance costs	(38.0)	(8.1)	—	—	(46.1)
Repayment of long-term debt	—	—	(0.5)	—	(0.5)
Intercompany account	128.6	(251.8)	125.0	(1.8)	—
Cash flows from financing activities	921.5	172.2	144.5	(342.3)	895.9
Effect of exchange rate changes on cash	(1.4)	1.7	(1.4)	—	(1.1)
Cash flows from continuing operations	60.9	44.0	94.5	—	199.4
Cash flows from discontinued operations	(4.0)	0.8	—	—	(3.2)
Net increase (decrease) in cash and cash
equivalent	56.9	44.8	94.5	—	196.2
Cash and cash equivalent at beginning of
period	—	—	—	—	—
Cash and cash equivalent at end of period	$ 56.9	$ 44.8	$ 94.5	$ —	$ 196.2
Supplemental information
Cash paid for:
Interest	$ 1.7	$ 0.8	$ 0.1	$ —	$ 2.6
Income taxes	—	—	1.6	—	1.6

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

The Company's Condensed Consolidating Statements of Cash Flows

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			Restated - Note 5
OPERATING ACTIVITIES	$ 27.1	$ (23.6)	$ 28.8	$ (4.5)	$ 27.8
Income from continuing operations	37.6	22.8	30.3	—	90.7
Non-cash items:
Depreciation and amortisation
Amortisation of deferred financing costs
Employee stock compensation
Deferred income taxes	5.3	(9.8)	5.5	(0.9)	0.1
Loss on disposal of property, plant and
equipment	0.8	0.1	0.1	—	1.0
Change in fair value of derivative financial
instruments	(4.1)	—	—	—	(4.1)
Deferred foreign exchange loss on forward
contracts.	7.4	—	—	—	7.4
Loss (gain) on disposal of assets for sale	—	(2.4)	—	—	(2.4)
Foreign exchange (gain) loss on long-term
debt
Share in earnings of equity accounted
investees
Net changes in non-cash working capital
balances related to operations	(158.3)	(70.4)	24.7	6.2	(197.8)
Cash flows from operating activities	(84.2)	(83.3)	89.4	0.8	(77.3)
INVESTING ACTIVITIES
Additions to property, plant and equipment	(36.7)	(12.0)	(24.5)	—	(73.2)
Proceeds on disposal of property, plant
and equipment	0.2	0.3	0.9	—	1.4
Proceeds on disposal of assets for sale	—	4.1	—	—	4.1
Other long-term assets	(2.4)	3.0	(4.7)	(0.5)	(4.6)
Cash flows from investing activities	(38.9)	(4.6)	(28.3)	(0.5)	(72.3)
FINANCING ACTIVITIES
Increase of long-term debt	—	2.0	—	—	2.0
Net variation in advance to related parties	—	(73.2)	(44.8)	—	(118.0)
Net contribution by Bombardier Inc.	191.9	167.3	8.6	—	367.8
Repayment of long-term debt	—	—	(1.6)	—	(1.6)
Other liabilities	(3.0)	—	0.4	—	(2.6)
Cash flows from financing activities	188.9	96.1	(37.4)	—	247.6
Effect of exchange rate changes on cash	0.3	3.1	16.2	—	19.6
Cash flows from continuing operations	66.1	11.3	39.9	0.3	117.6
Cash flows from discontinued operations	(4.1)	(1.7)	—	(0.3)	(6.1)
Net increase (decrease) in cash and cash
equivalent	62.0	9.6	39.9	—	111.5
Cash and cash equivalent at beginning of
period	(0.4)	2.4	26.7	—	28.7
Cash and cash equivalent at end of period	$ 61.6	$ 12.0	$ 66.6	$ —	$ 140.2
Supplemental information
Cash paid for:
Interest	$ (0.5)	$ 1.0	$ 2.7	$ —	$ 3.2
Income taxes	—	0.3	5.1	—	5.4

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

The Company's Condensed Consolidating Statements of Cash Flows

	For the year ended January 31, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			Restated - Note 5
OPERATING ACTIVITIES
Income from continuing operations	$ 61.7	$ 19.5	$ 31.7	$ 1.0	$ 113.9
Non-cash items:
Depreciation and amortisation	36.7	29.1	30.5	—	96.3
Amortisation of deferred financing costs
Employee stock compensation
Deferred income taxes	13.1	27.1	1.6	—	41.8
Loss on disposal of property, plant and
equipment	0.1	(4.8)	—	—	(4.7)
Net changes in non-cash working capital
balances related to operations	43.0	(107.4)	14.0	(1.0)	(51.4)
Cash flows from operating activities	154.6	(36.5)	77.8	—	195.9
INVESTING ACTIVITIES
Additions to property, plant and equipment	(33.0)	(21.7)	(42.6)	—	(97.3)
Proceeds on disposal of property, plant
and equipment	1.7	10.7	0.2	—	12.6
Other long-term assets	(12.5)	9.1	(7.9)	—	(11.3)
Cash flows from investing activities	(43.8)	(1.9)	(50.3)	—	(96.0)
FINANCING ACTIVITIES
Net variation in advances (to) from related
parties	—	21.9	(5.9)	—	16.0
Net contribution by Bombardier Inc.	(125.1)	2.8	(18.4)	—	(140.7)
Repayment of long-term debt	—	—	(3.3)	—	(3.3)
Other liabilities	8.9	—	0.9	—	9.8
Cash flows from financing activities	(116.2)	24.7	(26.7)	—	(118.2)
Effect of exchange rate changes on cash	—	2.3	8.7		11.0
Cash flows from continuing operations	(5.4)	(11.4)	9.5	—	(7.3)
Cash flows from discontinued operations	9.3	7.6	2.1	—	19.0
Net increase (decrease) in cash and cash
equivalent	3.9	(3.8)	11.6	—	11.7
Cash and cash equivalent at beginning of
period	(4.3)	6.2	15.1	—	17.0
Cash and cash equivalent at end of period	$ (0.4)	$ 2.4	$ 26.7	$ —	$ 28.7
Supplemental information
Cash paid for:
Interest	$ 0.1	$ 2.9	$ 1.9	$ —	$ 4.9
Income taxes	—	1.8	2.8	—	4.6

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

SUMMARY OF DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

As disclosed in note 30, the Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. As well, the supplemental condensed consolidating financial information has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP and related rules and regulations by the SEC. Such differences are summarised below.

Reconciliation of Condensed Balance Sheet Captions as at January 31, 2005

	Parent			Guarantor Subsidiaries			Non-Guarantor Subsidiaries
	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP	GAAP		GAAP
Other current
assets (b)	$ 20.5	$ 39.6	$ 60.1	$ 9.9	$ —	$ 9.9	$ 44.1	$ —	$ 44.1
Long-term
deferred income
tax assets	—	—	—	2.2	—	2.2	2.0	1.3	3.3
Other long-term
assets	22.9	(0.3)	22.6	2.3	—	2.3	17.9	(5.5)	12.4
Accounts payable
and accrued
liabilities (b)	236.4	3.3	239.7	183.9	—	183.9	176.6	—	176.6
Retained earnings
(deficit)	(1.5)	(0.3)	(1.8)	(6.5)	—	(6.5)	27.5	(4.3)	23.2
Cumulative
translation
adjustment	—	—	—	(12.5)	12.5	—	(1.0)	1.0	—
Accumulated
other
comprehensive
income:
Cumulative
translation
adjustment	—	—	—	—	(12.5)	(12.5)	—	(0.9)	(0.9)
Total assets	$1,190.8	$ 39.3 $	1,230.1	$ 685.6	$ —	$ 685.6	$ 781.0	$ (4.2)	$ 776.8

Reconciliation of Condensed Balance Sheet Captions as at January 31, 2004

			Parent		Non-Guarantor Subsidiaries
	Note	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S. GAAP
		GAAP		GAAP	GAAP
Long-term deferred
income tax assets		$ (0.1)	$ 0.1	$ —	$ 2.4	$ 2.2	$ 4.6
Other long-term assets		35.6	(0.8)	34.8	20.8	(8.2)	12.6
Retained earnings
(deficit)		(17.5)	(0.7)	(18.2)	2.3	(6.0)	(3.7)
Cumulative translation
adjustment		—	—	—	0.3	(0.3)	—
Accumulated other
comprehensive
income:
Cumulative translatio
adjustment		—	—	—	—	0.3	0.3
Redeemable preferred
shares	23 (c)	43.2	(43.2)	—	—	—	—
Mezzanine preferred
shares	23 (c)	—	43.2	43.2	—	—	—
Total assets		$ 1,420.5	$ (0.7)	$ 1,419.8	$ 564.4	$ (6.0)	$ 558.4

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

Reconciliation of the Company's Condensed Statements of Income and Other Comprehensive Income

	For the year ended January 31, 2005
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under Canadian GAAP	$ 16.0	$ 18.0	$ 25.8	$ (43.8)	$ 16.0
Development costs	0.5	—	2.6	—	3.1
Accretion in carrying value and loss on
early redemption of preferred shares	9.4	—	—	—	9.4
Total adjustments before the following:	9.9	—	2.6	—	12.5
Income tax expense (recovery)	0.1	—	0.9	—	1.0
Total adjustments	9.8	—	1.7	—	11.5
Net income (loss) under U.S. GAAP	25.8	18.0	27.5	(43.8)	27.5
Change in cumulative translation adjustment	—	(14.5)	(1.2)	0.1	(15.6)
Unrealised gains on derivative financial
instrument arising during the period (b):	36.3	—	—	—	36.3
Comprehensive income (loss) under U.S.
GAAP	$ 62.1	$ 3.5	$ 26.3	$ (43.7)	$ 48.2

	For the 44-day period ended January 31, 2004
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under Canadian GAAP	$ (17.5)	$ 6.6	$ 5.3	$ (11.9)	$ (17.5)
Development costs	(0.8)	—	(8.2)	—	(9.0)
Accretion in carrying value of redeemable	0.5	—	—	—	0.5
preferred shares
Total adjustments before the following:	(0.3)	—	(8.2)	—	(8.5)
Income tax expense (recovery)	(0.1)	—	(2.2)	—	(2.3)
Total adjustments	(0.2)	—	(6.0)	—	(6.2)
Net income (loss) under U.S. GAAP	(17.7)	6.6	(0.7)	(11.9)	(23.7)
Change in cumulative translation adjustment	—	(2.0)	(0.3)	0.3	(2.0)
Comprehensive income (loss) under U.S.
GAAP	$ (17.7)	$ 4.6	$ (1.0)	$ (11.6)	$ (25.7)

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

Reconciliation of the Predecessor Business Condensed Statements of Income and Other Comprehensive Income

	For the 321-day period ended December 18, 2003
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under Canadian
GAAP	$ 28.6	$ (22.3)	$ 28.8	$ (4.9)	$ 30.2
Development costs	0.5	—	(2.7)	—	(2.2)
Employee future benefits (a)	(0.6)	0.1	0.1	—	(0.4)
Foreign exchange contract (b)	12.5	—	(0.2)	—	12.3
Software costs	1.2	—	—	—	1.2
Total adjustments before the
following:	13.6	0.1	(2.8)	—	10.9
Income tax expense	4.2	—	(0.9)	—	3.3
Total adjustments	9.4	0.1	(1.9)	—	7.6
Net income (loss) under U.S. GAAP	38.0	(22.2)	26.9	(4.9)	37.8
Minimum pension liability adjustment, net
of tax of $6.1 million	(17.6)	0.5	2.9	—	(14.2)
Change in cumulative translation
adjustment	—	9.9	(0.6)	—	9.3
Comprehensive income (loss) under U.S.
GAAP	$ 20.4	$ (11.8)	$ 29.2	$ (4.9)	$ 32.9

	For the year ended January 31, 2003
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under Canadian
GAAP	$ 60.3	$ 20.9	$ 31.7	$ 1.9	$ 114.8
Development costs	0.3	—	(6.2)	—	(5.9)
Employee future benefits (a)	(0.9)	—	—	—	(0.9)
Foreign exchange contracts (b)	31.6	—	0.1	—	31.7
Software costs	1.4	—	—	—	1.4
Total adjustments before the
following:	32.4	—	(6.1)	—	26.3
Income tax expense	10.6	—	(2.3)	—	8.3
Total adjustments	21.8	—	(3.8)	—	18.0
Net income (loss) under U.S. GAAP	82.1	20.9	27.9	1.9	132.8
Change in cumulative translation
adjustment	—	(3.3)	17.8	—	14.5
Minimum pension liability adjustment, net
of tax of $6.1 million	(9.2)	(0.4)	(2.9)	—	(12.5)
Comprehensive income (loss) under U.S.
GAAP	$ 72.9	$ 17.2	$ 42.8	$ 1.9	$ 134.8

Bombardier Recreational Products Inc.

30. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

Reconciliation of Condensed Statements of Cash Flows

The Company
	For the year ended		For the 44-day period ended		For the year ended		For the 44-day period ended
	January 31, 2005		January 31, 2004		January 31, 2005		January 31, 2004
	Parent		Parent		Non-Guarantor Subsidiaries		Non-Guarantor Subsidiaries
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash flows from
operating activities	$ 138.9	$ 138.9	$ 65.5	$ 64.6	$ 39.6	$ 39.6	$ (14.8)	$ (23.2)
Cash flows from
investing activities	$ 24.1	$ 24.1	$ (924.7)	$ (923.8)	$ (30.1)	$ 11.0	$ (33.8)	$ (24.9)

Predecessor business
	For the 321-day period ended		For the year ended		For the 321-day period ended		For the year ended
	December 18, 2003		January 31, 2003		December 18, 2003		January 31, 2003
	Parent		Parent		Non-Guarantor Subsidiaries		Non-Guarantor Subsidiaries
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash flows from
operating activities	$ (84.2)	$ (84.2)	$ 154.6	$ 154.1	$ 89.4	$ 84.7	$ 77.8	$ 69.8
Cash flows from
investing activities	$ (38.9)	$ (38.9)	$ (43.8)	$ (43.3)	$ (28.3)	$ (23.6)	$ (50.3)	$ (42.3)

31. SUBSEQUENT EVENT

Repayment of long-term debt

On February 9, 2005, the Company voluntarily fully repaid, without penalty, the U.S. $280 million term loan facility under the Term Facilities. The U.S. $280 million Term Facilities has been replaced by a new term loan facility of U.S. $50 million, under an amended and restated Senior Secured Credit Facilities, which will mature January 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By: / s / JOSÉ BOISJOLI
Name: José Boisjoli
Title: President and Chief Executive Officer

Date: April 26, 2005

Exhibit 2.5 -

SUPPLEMENTAL INDENTURE,
DATED AS OF FEBRUARY 9, 2005,
AMONG AIRCRAFT ENGINES SERVICES (AES) INC.,
4279174 CANADA INC.,
AND BRP HOLDINGS (HUNGARY) ASSENT MANAGEMENT LIMITED LIABILITY COMPANY,
AS ADDITIONAL GUARANTORS,
BOMBARDIER RECREATIONAL PRODUCTS INC.,
AS ISSUER, THE OTHER GUARANTORS
AND U.S. BANK, NATIONAL ASSOCIATION AS TRUSTEE.

Exhibit 4.1 -

AMENDED AND RESTATED CREDIT AGREEMENT
DATED AS OF FEBRUARY 9, 2005,
AMONG BOMBARDIER RECREATIONAL PRODUCTS INC.,
BRP US INC., THE GUARANTORS PARTY THERETO
FROM TIME TO TIME, MERRILL LYNCH & CO.,
MERRILL LYUNCH, PIERCE, FENNER & SMITH INCORPORATED,
AS GLOBAL TRANSACTION COORDINATOR,
ROYAL BANK OF Canada, AS CANADIAN TRANSACTION COORDINATOR,
MERRILL LYNCH & CO., MERRILL LYNCH,
PIERCE, FENNER & SMITH INCORPORATED AND
UBS SECURITIES LLC, AS JOINT BOOK RUNNERS AND LEAD ARRANGERS
OF THE TERM FACILITIES, BMO NESBITT BURNS INC.
AND ROYAL BANK OF Canada AS JOINT BOOK RUNNERS AND
LEAD ARRANGERS OF THE REVOLVING FACILITIES, BANK OF MONTREAL,
AS ADMINISTRATIVE AGENT, MERRILL LYNCH & CO.,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
UBS SECURITIES LLC AND ROYAL BANK OF CANADA
AS CO-SYNDICATION AGENTS, GENERAL ELECTRIC CAPITAL CORPORATION,
AS DOCUMENTATION AGENT, AND THE LENDERS PARTY THERETO FROM TIME TO TIME

Exhibit 4.2 -

AMENDED AND RESTATED U.S. SECURITY AGREEMENT BY
BRP US INC., AS U.S. REVOLVING BORROWER,
THE GUARANTORS NAMED THEREIN AND
BANK OF MONTREAL, AS ADMINISTRATIVE AGENT,
DATED AS OF DECEMBER 18, 2003
AND AMENDED AND RESTATED AS OF FEBRUARY 9, 2005

Exhibit 4.3 -

AMENDED AND RESTATED CANADIAN SECURITY AGREEMENT
BY BOMBARDIER RECREATIONAL PRODUCTS INC.,
AS CANADIAN BORROWER, THE GUARANTORS NAMED
THEREIN AND BANK OF MONTREAL, AS ADMINISTRATIVE AGENT,
DATED AS OF DECEMBER 18, 2003 AND AMENDED AND RESTATED
AS OF FEBRUARY 9, 2005

Exhibit 4.8 -

J.A. BOMBARDIER (J.A.B.) INC.
MANAGEMENT OPTION PLAN,
DATED MARCH 31, 2004

Exhibit 4.9 -

MANAGEMENT SHARE SUBSCRIPTION AGREEMENT,
DATED MARCH 31, 2004

Exhibit 8.1 -

SUBSIDIARIES OF BOMBARDIER RECREATIONAL PRODUCTS INC.

The Company's significant subsidiaries, all of which are wholly owned, are:

  BRP US Inc., incorporated under the laws of the state of Delaware;
  BRP-Rotax GmbH & Co. KG, a partnership governed by the laws of Austria; and
  BRP Finland Oy, incorporated under the laws of Finland.

Exhibit 12.1 -

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

        I, José Boisjoli, certify that:

        1. I have reviewed this annual report on Form 20-F of Bombardier Recreational Products Inc.;

        2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the registrant and have:

        a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

        c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

        d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarise and report financial information; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ JOSÉ BOISJOLI
José Boisjoli
President and Chief Executive Officer

Date: April 26, 2005

Exhibit 12.2 -

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

        I, Louis Morin, certify that:

        1. I have reviewed this annual report on Form 20-F of Bombardier Recreational Products Inc;

        2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the registrant and have:

        a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

        c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

        d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarise and report financial information; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ LOUIS MORIN
Louis Morin
Chief Financial Officer

Date:April 26, 2005

Exhibit 13.1 -

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

        I, José Boisjoli, President and Chief Executive Officer of Bombardier Recreational Products Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

        1. This Annual Report on Form 20-F of the Company for the fiscal year ended January 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOSÉ BOISJOLI
José Boisjoli
President and Chief Executive Officer

Date:April 26, 2005

Exhibit 13.2 -

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

        I, Louis Morin, Chief Financial Officer of Bombardier Recreational Products Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

        1. This Annual Report on Form 20-F of the Company for the fiscal year ended January 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

        2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LOUIS MORIN
Louis Morin
Chief Financial Officer

Date:April 26, 2005