Form 20-F/A
period 2005-01-31
Bombardier Recreational Products Inc.
filed 2005-09-07
CIK 1293916

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDED ANNUAL REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

For the Fiscal Year ended January 31, 2005

Commission file number 333-116582

Bombardier Recreational Products Inc.
(Bombardier Produits Récréatifs Inc.)
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of company or organization)

726, St-Joseph, Valcourt, Quebec J0E 2L0 Canada
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

Item 17: [ X ]                            Item 18: [ ]

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Bombardier Recreational Products Inc. presents its financial information in Canadian dollars. In this amended annual report, all references to "U.S.$" refer to U.S. dollars and all references to "$" refer to Canadian dollars.

RESTATEMENT

Bombardier Recreational Products Inc. amended and restated its consolidated financial statements and other financial information for the year ended January 31, 2005 and for each of quarters in the year ended January 31, 2005 with respect to the accounting for certain forward foreign exchange contracts.

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with Canadian and U.S. GAAP for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a result, the Company has recognized on the balance sheet these forward foreign exchange contracts at fair value and has recorded the changes in fair value in income along with the related income tax effect. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings and related notes for the year ended January 31, 2005 have been restated.

The effect of the restatement on the Company's consolidated balance sheet as at January 31, 2005 are not significant and the restatement has no effect on the statement of cash flows other than certain items within Operating activities that have been restated.

The effect of this non-cash restatement, by line item, on the consolidated statement of income is as follows:

	Three-month
	period ended		Year ended
	January 31, 2005		January 31, 2005
	As		As
	previously	As	previously	As
	reported	restated	reported	restated
Revenues	$ 634.3	$ 622.4	$ 2,467.0	$ 2,451.3
Cost of sales	528.9	527.3	2,044.9	2,039.9
Gross profit	105.4	95.1	422.1	411.4
Net gain on derivative financial instruments	-	(5.0)	-	(28.8)
Income (loss) from continuing operations
before income taxes	(39.4)	(44.7)	6.7	24.8
Income tax recovery	(18.8)	(20.5)	(12.6)	(7.0)
Income (loss) from continuing operations	(20.6)	(24.2)	19.3	31.8
Net income (loss)	(20.3)	(23.9)	16.0	28.5

INTRODUCTION

On December 18, 2003 Bombardier Recreational Products Inc. ("BRP" or the "Company") purchased Bombardier Inc.'s recreational products business for a total consideration of $806.3 million. The acquisition of the recreational products business and the related financing transactions are referred to as the "Transactions." The total cost of the purchase was allocated to the assets acquired and liabilities assumed on the basis of their estimated fair values as determined by preliminary independent valuations, using the purchase method of accounting. During the year ended January 31, 2005, the Company completed its purchase price allocation and recorded an increase of $6.1 million to goodwill. Also, originally reported goodwill was restated to account for the tax effects of the acquired trademarks, which is further discussed in note 3 to the Consolidated Financial Statements. The effect of the restatement resulted in an additional goodwill and long-term deferred income tax increase of $38.0 million with no impact to previously reported shareholder's equity or net income. As a result, residual goodwill amounts to $135.5 million representing the excess of the purchase price over the fair value of the identifiable net assets acquired.

The following Management's discussion and analysis ("MD&A"), dated April 12, 2005 and amended on July 15, 2005 is intended to assist the stakeholders in better understanding and evaluating material changes in the financial condition and results of operations of the Company. The MD&A should be read together with the annual audited consolidated financial statements ("Consolidated Financial Statements ") and the accompanying notes for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 ("The Company") and for the 321-day period ended December 18, 2003 and the year ended January 31, 2003 ("Predecessor business").

For ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period may be referred to herein as the "combined year ended January 31, 2004" or "combined year 2004." With the exception of the consolidated balance sheets, comparative financial information for periods prior to December 18, 2003 is presented in the Consolidated Financial Statements pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that Predecessor business period results of operations do not reflect the effects of the acquisition and the application of purchase accounting.

The Consolidated Financial Statements and the notes thereto, have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain material respects from U.S. GAAP. These differences are described in note 30 to the Consolidated Financial Statements.

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

Consolidated Results of Operations
For the Three-month Periods
Three month period ended January 31, 2005 compared with combined three-month period ended January 31, 2004

		Combined
	Three-month period	three-month period
	ended January 31,	ended January 31,
(millions of Canadian dollars)	2005	2004[1]
	[Restated]
Revenues	$ 622.4	$ 726.2
Cost of sales	527.3	640.3
Gross profit	95.1	85.9
Operating expenses
Selling and marketing	38.2	38.0
Research and development	28.8	25.7
General and administrative	35.3	26.9
Other charges and income
Restructuring	26.5	0.0
Impairment loss	12.1	0.0
Curtailment gain	(23.7)	0.0
Total operating expenses	117.2	90.6
Operating loss from continuing operations	(22.1)	(4.7)
Other Income and expense
Financing costs	23.7	8.1
Accretion in carrying value of redeemable preferred shares	-	0.5
Net loss (gain) on derivative financial instruments	(5.0)	4.5
Foreign exchange (gain) loss on long-term debt	3.9	(1.3)
Loss from continuing operations before income taxes	(44.7)	(16.5)
Income tax recovery	(20.5)	(4.5)
Loss from continuing operations	(24.2)	(12.0)
Income from discontinued operations, net of tax	0.3	2.3
Net loss	$ (23.9)	$ (9.7)
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

Three month period ended January 31, 2005 compared with combined three-month period ended January 31, 2004

Consolidated revenues for the three-month period ended January 31, 2005 reached $622.4 million, a decrease of $103.8 million when compared to revenues of $726.2 million for the combined three-month period ended January 31, 2004. The decrease is due to lower units sold of approximately $88.0 million and the unfavourable impact of the strengthening of the Canadian dollar of approximately $36.0 million offset in part by favourable product and pricing mix of approximately $29.0 million. Decreased units sold is primarily due to a management decision to postpone the production and deliveries of watercrafts from the fourth quarter of fiscal 2005 to the first quarter of our next fiscal year and by lower sales of engines to motorcycle manufacturers.

Consolidated gross profit reached $95.1 million for the three-month period ended January 31, 2005 compared to $85.9 million for the combined three-month period ended January 31, 2004. Favourable product and pricing mix of approximately $38.0 million was offset by a reduction in units sold of approximately $31.0 million and unfavourable foreign exchange rates of approximately $19.0 million. The gross profit for the combined three-month period ended January 31, 2004 was negatively impacted as a result of the purchase price allocation resulting in higher carrying values of inventories and therefore lower gross profit margin for an amount of $22.8 million.

Selling and marketing expense amounted to $38.2 million or 6.1% of consolidated revenues for the three-month period ended January 31, 2005, which is flat when compared to $38.0 million or 5.2% of consolidated revenues for the combined three-month period ended January 31, 2004.

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

General and administrative expense ("G&A") increased by $8.4 million to $35.3 million or 5.7% of consolidated revenues during the three-month period ended January 31, 2005 from $26.9 million or 3.7% of revenues in the combined three-month period ended January 31, 2004. G&A increased as a result of the establishment of the new management team, compensation expense related to stock options granted by the parent company to certain members of management of BRP and professional fees since BRP now operates as a stand-alone entity and assumes all corporate functions and offset in part by a reduction of expenses for corporate costs of Bombardier which were allocated to the recreational products business before the acquisition.

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

The segmented revenues for the three-month period ended January 31 were as follows:
	Three-month period	Combined three-month period
(millions of Canadian dollars)	ended January 31, 2005	ended January 31, 2004
[Restated]
Power Sports	$ 518.9	$ 612.2
Marine Engines	117.9	126.0
Inter segment revenues	(14.4)	(12.0)
	$ 622.4	$ 726.2

The segmented operating income (loss) for the three-month period ended January 31 were as follows:
	Three-month period	Combined three-month period
(millions of Canadian dollars)	ended January 31, 2005	ended January 31, 2004
[Restated]
Power Sports	$ 38.5	$ 20.2
Marine Engines	(25.0)	(15.6)
	$ 13.5	$ 4.6

Power Sports

Power Sports segment revenues reached $518.9 million for the three-month period ended January 31, 2005 as compared to $612.2 million for the combined three-month period ended January 31, 2004. The decrease was primarily caused by a reduction in number of units sold of approximately $84.0 million and the unfavourable impact of the strengthening of the Canadian dollar for an amount of approximately $30.0 million partially offset by favourable pricing and product mix of approximately $29.0 million. Decreased units sold is primarily due to a management decision to postpone the production and deliveries of watercrafts from the fourth quarter of fiscal 2005 to the first quarter of our next fiscal year and by lower sales of engines to motorcycle manufacturers.

Power Sports segment operating income amounted to $38.5 million for the three-month period ended January 31, 2005 as compared to $20.2 million for the combined three-month period ended January 31, 2004. The unfavourable impact of decreased units sold of approximately $24.0 million and foreign exchange of approximately $16.0 million was offset by a better pricing and product mix of approximately $25.0 million and a reduction in operating expenses. The gross profit for the combined fourth quarter of 2004 was negatively impacted as a result of the purchase price allocation resulting in higher carrying values of inventories and therefore lower gross profit margin for an amount of $22.8 million.

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

Marine Engines segment operating loss amounted to $25.0 million for the three-month period ended January 31, 2005 as compared to $15.6 million for the combined three-month period ended January 31, 2004. The favourable impact of product mix for approximately $13.0 million was more than offset by the reduction in number of units sold and by higher selling and marketing expense related to the E-TEC promotion.

For the Fiscal Years Ended

		Combined year
	Year ended	ended	Year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004	January 31, 2003

	[Restated]
Revenues	$ 2,451.3	$ 2,409.1	$ 2,383.4
Gross profit	411.4	423.6	555.4
Gross profit percentage	16.8%	17.6%	23.3%
Restructuring charges, impairment loss and
curtailment gain	14.9	—	—
Operating income from continuing operations	19.1	36.1	175.8
Income from continuing operations	31.8	10.7	113.9
Income (loss) from discontinued operations,
net of tax	(3.3)	2.0	0.9
Net income	28.5	12.7	114.8

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

(millions of Canadian dollars)	Year ended January 31, 2005
[Restated]
Effects of foreign currency on revenues	$ (168)
Effects of foreign currency on gross profit	(107)
Effects of foreign currency on operating income from continuing operations	(98)

Consolidated revenues for fiscal 2005 reached $2,451.3 million, an increase of $42.2 million or 1.8% when compared to revenues of $2,409.1 million for fiscal 2004. The increase is due primarily to an increased number of units sold in the Power Sports segment of approximately $134.0 million and a better product and pricing mix for both the Power Sports and the Marine Engines segments totalling approximately $76.0 million, partially offset by the unfavourable impact of the strengthening of the Canadian dollar of approximately $168.0 million. The increased number of units sold results from higher numbers of deliveries in snowmobiles, ATVs and personal watercraft partially offset by lower sales of engines to motorcycle manufacturers. The increase in the number of deliveries of ATVs is mainly due to the popularity of the Outlander and Max series and a manufacturing supply agreement with Deere & Company. The increase in the number of deliveries of personal watercraft results from a Management decision to better align personal watercraft production with the retail season. The favourable impact of a production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

Consolidated gross profit reached $411.4 million for the year ended January 31, 2005 compared to $423.6 million for the combined year ended January 31, 2004. Gross profit margins for the fiscal year 2005 amounted to 16.8% of consolidated revenues a decrease when compared to the combined year of fiscal 2004. Consolidated gross profit was primarily influenced by a favourable product and pricing mix of approximately $63.0 million, an increase in the number of units sold of approximately $26.0 million, and lower warranty costs of approximately $15.0 million, partially offset by an unfavourable impact from the strengthening Canadian dollar of approximately $107.0 million and increased amortisation of intangibles of approximately $11.0 million.

Selling and marketing expense amounted to $141.4 million or 5.8% of consolidated revenues for the year ended January 31, 2005, a decrease of $20.2 million when compared to $161.6 million or 6.7% for the combined year ended January 31, 2004. The decrease in selling and marketing expense is primarily due to a general reduction in marketing expense in the Power Sports segment and the favourable impact of the strengthening of the Canadian dollar of approximately $6.0 million, partially offset by an increase in marketing expense in the Marine Engine segment.

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

The net losses on derivative financial instruments relate to losses of forward foreign exchange contracts that are not eligible to hedge accounting as previously explained.

The income tax recovery was $7.0 million for the year ended January 31, 2005, a variation of $15.2 million when compared to an income tax expense of $8.2 million for the combined year ended January 31, 2004. This decrease in income tax is mainly due to lower effective tax rates in certain tax jurisdictions in the current periods compared to the corresponding periods last year and also due to certain tax exempt expenses such as the $6.4 million loss on early redemption of preferred shares and 50% of the foreign exchange gain on U.S. denominated long-term debt.

Income from continuing operations was $31.8 million for fiscal year 2005 compared to $10.7 million for the combined year ended January 31, 2004. The increase in income from continuing operations resulted from the above.

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

As a result of the above, net income for the year ended January 31, 2005 amounted to $28.5 million, an increase of $15.8 million compared to previous combined fiscal year.

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

The year-end exchange rates used to translate assets and liabilities were as follows:

	January 31, 2005	January 31, 2004
U.S. dollar	1.2380 $CA/$US	1.3264 $CA/$US
Euro	1.6157 $CA/Euro	1.6520 $CA/Euro

When comparing the January 31, 2005 exchange rates to the January 31, 2004 exchange rates, the Canadian dollar strengthened in relation to the U.S. dollar by approximately 6.7%. The Canadian dollar also strengthened in relation to the Euro by approximately 2.2%.

The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Year ended	Combined year ended	Year ended
	January 31, 2005	January 31, 2004	January 31, 2003
U.S. dollar	1.2962 $CA/$US	1.3812 $CA/$US	1.5655 $CA/$US
Euro	1.6147 $CA/Euro	1.5811 $CA/Euro	1.5018 $CA/Euro

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

When comparing one fiscal year to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the Euro, impact segmented revenues, and segmented operating income. Management evaluated the unfavourable effects of foreign currency fluctuations, net of the effect of the Company's hedging programs, approximately as follows:

Year ended
(millions of Canadian dollars)	January 31, 2005
[Restated]
Effects of foreign currency on segmented revenues
Power Sports	$ (152)
Marine Engines	(16)
$ (168)
Effects of foreign currency on segmented operating income
Power Sports	$ (100)
Marine Engines	2
$ (98)

The segmented revenues for the years ended January 31 were as follows:

Combined
	Year ended	year ended	Year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004	January 31, 2003
[Restated]
Power Sports	$ 1,935.6	$ 1,888,5	$ 1,834.0
Marine Engines	561.1	559.8	579.9
Inter segment revenues	(45.4)	(39.2)	(30.5)
Total consolidated revenues	$ 2,451.3	$ 2,409.1	$ 2,383.4

The segmented operating income (loss) for the years ended January 31 were as follows:

Combined
	Year ended	year ended	Year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004	January 31, 2003
[Restated]
Power Sports	$ 101.7	$ 84.2	$ 186.9
Marine Engines	(17.8)	(14.6)	17.8
Total	$ 83.9	$ 69.6	$ 204.7

Power Sports

Year ended January 31, 2005 compared with combined year ended January 31, 2004

Power Sports segment revenues reached $1,935.6 million for the year ended January 31, 2005 as compared to $1,888.5 million for the combined year ended January 31, 2004. The increase was caused by a higher number of units sold of approximately $134.0 million and by favourable pricing and product mix of approximately $62.0 million partially offset by the unfavourable impact of the strengthening of the Canadian dollar for an amount of approximately $152.0 million. The increased number of units sold results from a higher number of deliveries in snowmobiles, ATVs and personal watercraft, partially offset by lower sales of engines to motorcycle manufacturers. The increase in the number of deliveries of ATVs is mainly due to the popularity of the Outlander and Max series and a manufacturing supply agreement with Deere & Company. The increase in the number of deliveries of personal watercraft results from a Management decision to better align personal watercraft production with the retail season. The favourable impact of the personal watercraft production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

The Power Sports segment operating income amounted to $101.7 million for the year ended January 31, 2005 as compared to $84.2 million for the combined year ended January 31, 2004. The favourable impact of increased units sold and better pricing and product mix totalling approximately $76.0 million and a reduction in operating expenses were slightly offset by the unfavourable impact of foreign exchange of approximately $100.0 million.

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

Engines

BRP also manufactures small engines for a broad array of vehicles and equipment under the Rotax brand name. These engines are used in the Company's Ski-Doo and Lynx snowmobiles, Sea-Doo personal watercraft, ATVs, and sport boats as well as in other manufacturers' motorcycles, karts and small and ultra-light aircraft.

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

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company's principal sources of liquidity are cash generated from operations and revolving facilities. A summary of the cash flow and additional information for the years ended January 31, is presented below:

	Year ended	Combined year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004
Cash flow from operating activities before net change in
non-cash working capital items related to operations	$ 111.4	$ 108.7
Net change in non-cash working capital items related to
operations	81.8	(103.2)
Cash flows from operating activities	193.2	5.5
Additional information
Additions to property, plant and equipment	70.1	94.2
Repayment of long-term debt	196.5	2.1
Cash paid for interest	36.7	5.8
Cash paid for income taxes	15.7	7.0

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

Other current assets amounted to $90.2 million as at January 31, 2005, compared to $97.1 million as at January 31, 2004. This $6.9 million decrease is mainly due to a reduction in derivative financial assets of $16.7 million and prepaid expenses of $5.3 million offset in part by an increase in income taxes receivable of $17.5 million.

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

Goodwill amounted to $119.9 million as at January 31, 2005, compared to $117.6 million as at January 31, 2004. This $2.3 million increase is mainly due to an adjustment resulting from the finalisation of the purchase price allocation of $6.1 million, and the effect of exchange rate fluctuations of $3.4 million. As discussed in note 3 of the Consolidated Financial Statements, the originally reported amounts of goodwill and long-term deferred income tax have been restated by $38.0 million to appropriately reflect the tax effects of the acquired trademarks, which are not deductible for tax purposes and are accounted for as indefinite life intangible assets for accounting purposes.

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

Accounts payable and accrued liabilities amounted to $594.8 million as at January 31, 2005, compared to $640.5 million as at January 31, 2004. This $45.7 million decrease is mainly due to payments made as part of the restructuring provision of $16.1 million, a reduction in accounts payable and accrued liabilities of $13.5 million, a decrease in sales promotions and incentive programs of $11.0 million mainly in the Marine Engines segment and a reduction in the warranty provision of $6.5 million offset in part by higher compensation accruals.

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

The new Term Facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin, has semiannual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and final principal repayments of U.S. $47.3 million (approximately $58.0 million) on January 31, 2011.

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

BRP uses derivative financial instruments to manage currency exposure arising from forecasted foreign currency cash flows, mainly the U.S. dollar, and the Euro. In accordance with generally accepted accounting principles in Canada, the fair value of forward foreign exchange contracts used to hedge off-balance sheet forecasted foreign currency cash flows and the offsetting changes in the fair values of the hedged forecasted foreign currency cash flow transactions are not recognised in the Consolidated Financial Statements, when they are eligible to hedge accounting. Otherwise, derivative financial instruments that are not eligible to hedge accounting are recognized on the balance sheet at fair value with changes in fair value recognised to income of the period.

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

Gains and losses resulting from the change in the fair value of the forward foreign exchange contracts are recorded in the same category as the forecasted foreign currency denominated transactions, when they are eligible to hedge accounting. For example, if the hedged item is a forecasted foreign currency sale, gains and losses will be included in revenues, and if the hedged item is a forecasted foreign currency purchase, gains and losses will be included in cost of sales. Whereas, when derivative financial instruments are not eligible to hedge accounting, gains and losses are recognised immediately to income.

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

Based on the current economic environment and tendency toward increasing the long bond yields, Management does not expect these assumptions to change in such a way so that it would result in higher re-measured projected benefit obligations.

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

Section 1530, "Comprehensive Income" establishes standards for reporting and display of comprehensive income. It introduces a new requirement to temporarily present certain gains and losses outside net income.

Section 3251 "Equity" establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements of this Section are in addition to those in Section 1530, "Comprehensive Income," Section 3240, "Share Capital," and Section 3260, "Reserves."

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

FINANCIAL INFORMATION
BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Balance Sheets
(millions of Canadian dollars)
(Unaudited)
	January 31,	April 30,	July 31,	October 31,	January 31,
	2004	2004	2004	2004	2005
		[Restated]	[Restated]	[Restated]	[Restated]
ASSETS		(1)	(1)	(1)	(1)
Current assets
Cash and cash equivalents	$ 196.2	$ 152.5	$ 205.6	$ 250.9	$ 150.3
Receivables	148.7	137.0	69.8	94.1	112.7
Inventories	331.3	354.3	330.7	344.0	302.1
Deferred income taxes	68.1	80.6	79.5	66.5	56.8
Other assets	97.1	63.8	58.0	135.6	90.2
Assets held for sale	27.5	29.0	39.5	—	3.4
Total current assets	868.9	817.2	783.1	891.1	715.5
Property, plant and equipment	490.3	477.4	453.0	420.6	425.8
Goodwill	117.6	115.9	107.8	108.5	119.9
Trademarks	151.1	151.1	151.1	151.1	151.1
Other intangible assets	90.7	87.5	84.4	81.4	78.1
Deferred income taxes	2.9	2.4	3.9	—	13.4
Other assets	64.5	61.7	59.1	56.7	43.1
Asset held for sale	35.1	36.1	36.2	14.5	10.0
	$ 1,821.1	$ 1,749.3	$ 1,678.6	$ 1,723.9	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ —	$ —	$ —	$ —	$ 12.3
Accounts payable and accrued liabilities	640.5	595.8	528.3	576.6	594.8
Current portion of long-term debt	5.0	5.2	4.2	3.9	147.2
Deferred income taxes	0.3	—	—	—	0.4
Liabilities related to assets held for sale	12.3	12.6	19.2	—	—
Total current liabilities	658.1	613.6	551.7	580.5	754.7
Long-term debt	635.0	656.2	634.5	582.7	249.5
Deferred income taxes	43.0	34.6	34.0	41.4	38.0
Employee future benefits obligations	118.6	121.3	122.1	123.3	122.2
Redeemable preferred shares	43.2	44.2	45.2	—	—
Other long-term liabilities	30.9	28.4	28.2	27.4	28.5
Liabilities related to assets held for sale	3.3	3.2	3.5	—	—
Total liabilities	1,532.1	1,501.5	1,419.2	1,355.3	1,192.9

Shareholder's equity
Capital stock	304.5	311.0	311.0	364.0	364.4
Contributed surplus	—	0.7	1.3	1.9	2.3
Retained earnings (deficit)	(17.5)	(65.7)	(37.2)	34.9	11.0
Cumulative translation adjustment	2.0	1.8	(15.7)	(32.2)	(13.7)
	289.0	247.8	259.4	368.6	364.0
Total liabilities and Shareholder's equity	$ 1,821.1	$ 1,749.3	$ 1,678.6	$ 1,723.9	$ 1,556.9
(1) See notes 2 to the Consolidated Financial Statements as at January 31, 2005.
27

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Operations
(millions of Canadian dollars)
(Unaudited)
	Three-month	Three-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
	[Restated] (1)	[Restated] (1)	[Restated] (1)	[Restated] (1)
Revenues	$ 623.9	$ 573.8	$ 631.2	$ 622.4
Cost of sales	533.7	476.6	502.3	527.3
Gross profit	90.2	97.2	128.9	95.1
Operating expenses
Selling and marketing	39.3	29.6	34.3	38.2
Research and development	29.6	25.8	23.9	28.8
General and administrative	28.8	29.4	34.4	35.3
Other charges (income)
Restructuring charges	—	—	—	26.5
Impairment loss on property, plant and equipment	—	—	—	12.1
Curtailment gain on pension plan	—	—	—	(23.7)
Total operating expenses	97.7	84.8	92.6	117.2
Operating income (loss) from continuing operations	(7.5)	12.4	36.3	(22.1)
Other (income) and expenses
Financing costs	13.7	10.8	12.2	23.7
Accretion in carrying value and loss on early redemption
of preferred shares	1.0	1.0	7.4	—
Net loss (gain) on derivative financial instruments	19.4	(12.9)	(30.3)	(5.0)
Foreign exchange (gain) loss on long-term debt	21.2	(19.9)	(51.9)	3.9
Income (loss) from continuing operations before income
taxes	(62.8)	33.4	98.9	(44.7)
Income tax expense (recovery)	(15.8)	2.8	26.5	(20.5)
Income (loss) from continuing operations	(47.0)	30.6	72.4	(24.2)
Income (loss) from discontinued operations, net of tax	(1.2)	(2.1)	(0.3)	0.3
Net Income (loss)	$ (48.2)	$ 28.5	$ 72.1	$ (23.9)
(1) See note 2 to the Consolidated Financial Statements as at January 31, 2005.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Operations
(Unaudited)
(millions of Canadian dollars)
	Three-month	Six-month	Nine-month
	period ended	period ended	period ended	Year ended
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
	[Restated] (1)	[Restated] (1)	[Restated] (1)	[Restated] (1)
Revenues	$ 623.9	$ 1,197.7	$ 1,828.9	$ 2,451.3
Cost of sales	533.7	1,010.3	1,512.6	2,039.9
Gross profit	90.2	187.4	316.3	411.4
Operating expenses
Selling and marketing	39.3	68.9	103.2	141.4
Research and development	29.6	55.4	79.3	108.1
General and administrative	28.8	58.2	92.6	127.9
Other charges (income)	—	—	—	—
Restructuring charges	—	—	—	26.5
Impairment loss on property, plant and equipment	—	—	—	12.1
Curtailment gain on pension plan	—	—	—	(23.7)
Total operating expenses	97.7	182.5	275.1	392.3
Operating income (loss) from continuing operations	(7.5)	4.9	41.2	19.1
Other (income) and expenses
Financing costs	13.7	24.5	36.7	60.4
Accretion in carrying value and loss on early
redemption of preferred shares	1.0	2.0	9.4	9.4
Net loss (gain) on derivative financial instruments	19.4	6.5	(23.8)	(28.8)
Foreign exchange (gain) loss on long-term debt	21.2	1.3	(50.6)	(46.7)
Income (loss) from continuing operations before income
taxes	(62.8)	(29.4)	69.5	24.8
Income tax expense (recovery)	(15.8)	(13.0)	13.5	(7.0)
Income (loss) from continuing operations	(47.0)	(16.4)	56.0	31.8
Loss from discontinued operations, net of tax	(1.2)	(3.3)	(3.6)	(3.3)
Net Income (loss)	$ (48.2)	$ (19.7)	$ 52.4	$ 28.5
(1) See note 2 to the Consolidated Financial Statements as at January 31, 2005.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Cash Flows
(millions of Canadian dollars)
(Unaudited)
			Three-month	Three-month
	Three-month	Three-month	period ended	period ended
	period ended	period ended	October 31,	January 31,
	April 30, 2004	July 31, 2004	2004	2005
OPERATING ACTIVITIES	[Restated] (1)	[Restated] (1)	[Restated] (1)	[Restated] (1)
Income (loss) from continuing operation	$ (47.0)	$ 30.6	$ 72.4	$ (24.2)
Non-cash items:
Depreciation and amortisation	30.1	30.1	32.3	27.6
Amortisation of deferred financing costs	1.6	1.6	1.5	14.7
Employee stock compensation	0.7	0.6	0.6	0.4
Deferred income taxes	(20.0)	(2.2)	18.7	(10.8)
Loss on disposal of property, plant and equipment	—	0.4	0.6	—
Gain on disposal of assets held for sale	—	—	(0.3)	—
Accretion in carrying value and loss on early redemption of preferred shares	1.0	1.0	7.4	—
Unrealised loss (gain) on derivative financial instruments	18.1	(15.3)	(27.0)	4.5
Other charges and income	—	—	—	8.4
Foreign exchange loss (gain) on long-term debt	21.2	(19.9)	(51.9)	3.9
Net changes in non-cash working capital balances related to operations	(29.4)	53.4	(27.1)	84.9
Cash flows from operating activities	(23.7)	80.3	27.2	109.4
INVESTING ACTIVITIES
Additions to property, plant and equipment	(8.5)	(11.3)	(15.8)	(34.5)
Proceeds on disposal of property, plant and equipment	—	0.1	1.2	—
Proceeds on disposal of assets held for sale	—	—	1.4	2.0
Net proceeds related to the Utility Vehicles segment	—	—	41.1	(0.8)
Business acquisition	(6.4)	(7.5)	(3.6)	(4.0)
Cash flows from investing activities	(14.9)	(18.7)	24.3	(37.3)
FINANCING ACTIVITIES
Increase in bank loans	—	—	—	12.3
Redemption of preferred share	—	—	(52.6)	—
Increase in capital stock	6.5	—	53.1	0.3
Other liabilities	(2.7)	—	—	2.7
Repayment of long-term debt	—	(2.7)	—	(193.8)
Debt issuance cost	—	—	—	(1.4)
Other	—	—	—	(2.7)
Cash flows from financing activities	3.8	(2.7)	0.5	(182.6)
Effect of exchange rate changes on cash and cash equivalent	(3.2)	(1.9)	(4.7)	9.7
Cash flow from continuing operations	(38.0)	57.0	47.3	(100.8)
Cash flow from discontinued operations	(5.7)	(3.9)	(2.0)	0.2
Net increase (decrease) in cash and cash equivalents	(43.7)	53.1	45.3	(100.6)
Cash and cash equivalent at beginning of period	196.2	152.5	205.6	250.9
Cash and cash equivalent at end of period	$ 152.5	$ 205.6	$ 250.9	$ 150.3
(1) Only certain items within operating activities have been restated.
30

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Cash Flows
(millions of Canadian dollars)
(Unaudited)
	Three-month	Six-month	Nine-month	Year ended
	period ended	period ended	period ended	January 31,
	April 30, 2004	July 31, 2004	October 31, 2004	2005
	[Restated] (1)	[Restated] (1)	[Restated] (1)	[Restated] (1)
OPERATING ACTIVITIES:
Income (loss) from continuing operation	$ (47.0)	$ (16.4)	$ 56.0	$ 31.8
Non-cash items:
Depreciation and amortisation	30.1	60.2	92.5	120.1
Amortisation of deferred financing costs	1.6	3.2	4.7	19.4
Employee stock compensation	0.7	1.3	1.9	2.3
Deferred income taxes	(20.0)	(22.2)	(3.5)	(14.3)
Loss on disposal of property, plant and equipment	—	0.4	1.0	1.0
Gain on disposal of held for sale	—	—	(0.3)	(0.3)
Accretion in carrying value and loss on early redemption of preferred shares	1.0	2.0	9.4	9.4
Unrealised loss (gain) on derivative financial instruments	18.1	2.8	(24.2)	(19.7)
Other charges and income	—	—	—	8.4
Foreign exchange loss (gain) on long-term debt	21.2	1.3	(50.6)	(46.7)
Net changes in non-cash working capital balances related to operations	(29.4)	24.0	(3.1)	81.8
Cash flows from operating activities	(23.7)	56.6	83.8	193.2
INVESTING ACTIVITIES
Additions to property, plant and equipment	(8.5)	(19.8)	(35.6)	(70.1)
Proceeds on disposal of property, plant and equipment	—	0.1	1.3	1.3
Proceeds on disposal of assets held for sale	—	—	1.4	3.4
Net proceeds related to the Utility Vehicles segment	—	—	41.1	40.3
Business acquisition	(6.4)	(13.9)	(17.5)	(21.5)
Cash flows from investing activities	(14.9)	(33.6)	(9.3)	(46.6)
FINANCING ACTIVITIES
Increase in bank loans	—	—	—	12.3
Redemption of preferred share	—	—	(52.6)	(52.6)
Increase in capital stock	6.5	6.5	59.6	59.9
Other liabilities	(2.7)	(2.7)	(2.7)	—
Repayment of long-term debt	—	(2.7)	(2.7)	(196.5)
Debt issuance cost	—	—	—	(1.4)
Other	—	—	—	(2.7)
Cash flows from financing activities	3.8	1.1	1.6	(181.0)
Effect of exchange rate changes on cash and cash equivalent	(3.2)	(5.1)	(9.8)	(0.1)
Cash flow from continuing operations	(38.0)	19.0	66.3	(34.5)
Cash flow from discontinued operations	(5.7)	(9.6)	(11.6)	(11.4)
Net increase (decrease) in cash and cash equivalents	(43.7)	9.4	54.7	(45.9)
Cash and cash equivalent at beginning of period	196.2	196.2	196.2	196.2
Cash and cash equivalent at end of period	$ 152.5	$ 205.6	$ 250.9	$ 150.3
(1) Only certain items within operating activities have been restated.
31

Forward-looking statements

This MD&A includes forward-looking statements regarding, among other things, the Company's plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent the Company's beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "expects," "should," or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited the following: the Company's high degree of leverage and significant debt service obligations; restrictions under the Company's senior secured credit agreement and the indenture governing the Company's senior subordinated notes; changes in interest rates; changes in foreign currency valuations and economic conditions in the countries where the Company does business; the Company's ability to introduce new, or improve existing, products; the Company's failure to protect its trademarks, patents and other intellectual property rights; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; the Company's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; and acceptance by the Company's customers of new products it develops or acquires.

Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not intend, and does not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

ITEM 17- FINANCIAL STATEMENTS

Restated Consolidated Financial Statements
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

Our previous report dated April 19, 2005 has been withdrawn and as discussed in note 2 to the consolidated financial statements, the consolidated financial statements as at January 31, 2005, and for the year then ended, have been restated.

Montréal, Canada,	Chartered Accountants
April 19, 2005.
[except for note 2 which is as of July 15, 2005]

Bombardier Recreational Products Inc.

CONSOLIDATED BALANCE SHEETS

[millions of Canadian dollars]
		January 31,	January 31,
	Notes	2005	2004
		(Restated -
ASSETS		Note 2)
Current assets
Cash and cash equivalents		$ 150.3	$ 196.2
Receivables	8	112.7	148.7
Inventories	9	302.1	331.3
Deferred income taxes	25	56.8	68.1
Other assets	10	90.2	97.1
Assets held for sale	6	3.4	27.5
Total current assets		715.5	868.9
Property, plant and equipment	11	425.8	490.3
Goodwill	12	119.9	117.6
Trademarks		151.1	151.1
Other intangible assets	13	78.1	90.7
Deferred income taxes	25	13.4	2.9
Other assets	10	43.1	64.5
Assets held for sale	6	10.0	35.1
		$ 1,556.9	$ 1,821.1
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	14	$ 12.3	$ —
Accounts payable and accrued liabilities	15	594.8	640.5
Current portion of long-term debt	16	147.2	5.0
Deferred income taxes	25	0.4	0.3
Liabilities related to assets held for sale	6	—	12.3
Total current liabilities		754.7	658.1
Long-term debt	16	249.5	635.0
Deferred income taxes	25	38.0	43.0
Employee future benefits obligations	17	122.2	118.6
Redeemable preferred shares	18	—	43.2
Other long-term liabilities	19	28.5	30.9
Liabilities related to assets held for sale	6	—	3.3
Total liabilities		1,192.9	1,532.1
Commitments and contingencies	28

Shareholder's equity
Capital stock	20	364.4	304.5
Contributed surplus	21	2.3	—
Retained earnings (deficit)		11.0	(17.5)
Cumulative translation adjustment	22	(13.7)	2.0
		364.0	289.0
		$ 1,556.9	$ 1,821.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF INCOME

[millions of Canadian dollars]
		The Company		Predecessor Business
			44-day	321-day
			period	period	Year
		Year ended	ended	ended	ended
		January 31,	January 31,	December 1	January 3
	Notes	2005	2004	8, 2003	1, 2003
		(Restated -
		Note 2)

Revenues		$ 2,451.3	$ 333.5	$ 2,075.6	$ 2,383.4
Cost of sales		2,039.9	307.4	1,678.1	1,828.0
Gross profit		411.4	26.1	397.5	555.4
Operating expenses
Selling and marketing		141.4	18.2	143.4	161.1
Research and development	23	108.1	12.9	94.4	103.2
General and administrative		127.9	7.1	111.5	115.3
Other charges and (income)
Restructuring	15	26.5	—	—	—
Impairment loss	15	12.1	—	—	—
Curtailment gain	17	(23.7)	—	—	—
Total operating expenses		392.3	38.2	349.3	379.6
Operating income (loss) from
continuing operations		19.1	(12.1)	48.2	175.8
Other (income) and expenses
Financing costs	24	60.4	7.0	6.5	12.6
Accretion in carrying value and loss
on early redemption of preferred
shares	18	9.4	0.5	—	—
Net loss (gain) on derivative financial
instruments		(28.8)	4.5	—	—
Foreign exchange gain on long-term
debt		(46.7)	(1.3)	—	—
Income (loss) from continuing
operations before income taxes		24.8	(22.8)	41.7	163.2
Income tax expense (recovery)	25	(7.0)	(5.7)	13.9	49.3
Income (loss) from continuing
operations		31.8	(17.1)	27.8	113.9
Income (loss) from discontinued
operations, net of tax	6	(3.3)	(0.4)	2.4	0.9
Net income (loss)		$ 28.5	$ (17.5)	$ 30.2	$ 114.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]
		The Company		Predecessor Business
			44-day	321-day	Year
		Year	period	period	ended
		ended	ended	ended	January
		January	January 3	December	31,
	Notes	31, 2005	1, 2004	18, 2003	2003
		(Restated
OPERATING ACTIVITIES		- Note 2)

Income (loss) from continuing operations		$ 31.8	$ (17.1)	$ 27.8	$ 113.9

Non-cash items:

Depreciation and amortisation		120.1	14.1	90.7	96.3
Amortisation of deferred financing costs	24	19.4	0.8	—	—

Employee stock compensation	21	2.3	—	—	—

Deferred income taxes	25	(14.3)	(8.6)	0.1	41.8

Loss (gain) on disposal of property, plant and equipment		1.0	—	1.0	(4.7)

Gain on disposal of assets held for sale		(0.3)	—	(2.4)	—

Employee future benefits	17	—	1.7	—	—

Accretion in carrying value and loss on early redemption of preferred shares	18	9.4	0.5	—	—

Unrealised gains on derivative financial instruments		(19.7)	(1.9)	(4.1)	—

Other charges and income		8.4	—	—	—

Deferred foreign exchange gain on forward foreign exchange contracts		—	—	7.4	—

Foreign exchange gain on long-term debt		(46.7)	(1.3)	—	—

Net changes in non-cash working capital balances related to operations	26	81.8	94.6	(197.8)	(51.4)

Cash flows from operating activities		193.2	82.8	(77.3)	195.9
INVESTING ACTIVITIES
Additions to property, plant and equipment		(70.1)	(21.0)	(73.2)	(97.3)
Proceeds on disposal of property, plant and equipment		1.3	—	1.4	12.6
Proceeds on disposal of assets for sale		3.4	—	4.1	—
Proceeds from the disposal of the Utility Vehicles segment,
net of transaction costs of $ 1.6 million		40.3	—	—	—
Business acquisition, net of cash acquired	3	(21.5)	(757.2) `	—	—
Other		—	—	(4.6)	(11.3)

Cash flows from investing activities		(46.6)	(778.2)	(72.3)	(96.0)
FINANCING ACTIVITIES
Increase in bank loans		12.3	—	—	—
Redemption of preferred shares	18	(52.6)	—	—	—
Net variation in advances (to) from related parties		—	—	(118.0)	16.0
Net contribution from (to) Bombardier Inc.		—	—	367.8	(140.7)
F-5

Increase in capital stock	20	59.9	304.5	—	—
Issuance of long-term debt		—	638.0	2.0	—
Repayment of long-term debt		(196.5)	(0.5)	(1.6)	(3.3)
Debt issuance costs		(1.4)	(46.1)	—	—
Other		(2.7)	—	(2.6)	9.8

Cash flows from financing activities		(181.0)	895.9	247.6	(118.2)
Effect of exchange rate changes on cash and cash equivalents		(0.1)	(1.1)	19.6	11.0
Cash flows from continuing operations		(34.5)	199.4	117.6	(7.3)
Cash flows from discontinued operations	6	(11.4)	(3.2)	(6.1)	19.0
Net increase (decrease) in cash and cash equivalents		(45.9)	196.2	111.5	11.7
Cash and cash equivalents at beginning of the period		196.2	—	28.7	17.0
Cash and cash equivalents at end of the period		$ 150.3	$ 196.2	$ 140.2	$ 28.7
Supplemental information
Cash paid for:
Interest		$ 36.7	$ 2.6	$ 3.2	$ 4.9
Income taxes		15.7	1.6	5.4	4.6
The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND STATEMENTS OF CHANGES IN
BOMBARDIER INC.'S NET INVESTMENT

[millions of Canadian dollars]
	The Company's Retained		Predecessor Business' Net
	Earnings		Investment
		44-day	321-day
	Year ended	period ended	period ended
	January 31,	January 31,	December 18,	Year ended
	2005	2004	2003	January 31, 2003
	(Restated -
	Note 2)
Balance at beginning of the period	$ (17.5)	$ —	$ 170.2	$ 178.1
Net income (loss)	28.5	(17.5)	30.2	114.8
Net change in currency translation adjustment	—	—	9.6	18.0
Net distribution from (to) Bombardier Inc.	—	—	367.8	(140.7)
Balance at end of the period	$ 11.0	$ (17.5)	$ 577.8	$ 170.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.         NATURE OF OPERATIONS

Bombardier Recreational Products Inc. ("BRP"), incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier Inc. ("J.A.B."). J.A.B. is owned by Bain Capital Luxembourg Investments S.ar.L (50%), La Caisse de Dépôt et Placement du Québec (15%) and Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc. (shares were previously held by Jadier International Inc., Gestion J.I.C.A. Inc. and Fonds Achbée Inc., respectively) collectively ("Beaudier group") (35%) (collectively, the "Sponsors").

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

As further described in note 3, on December 18, 2003, the Company acquired the recreational products business from Bombardier Inc. Prior to December 18, 2003, the recreational products business consisted primarily of a division within the Bombardier Inc. group of companies ("Bombardier").

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2.         RESTATEMENT

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with Canadian and U.S. GAAP for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a result, the Company has recognized on the balance sheet these forward foreign exchange contracts at fair value and has recorded the changes in fair value in income along with the related income tax effect. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings and related notes for the year ended January 31, 2005 have been restated.

The effect of the restatement, by line item, is as follows:

Consolidated balance sheet

		January 31, 2005
	As previously
	reported	As restated
Current Assets
Deferred income taxes	$ 62.4	$ 56.8
Other current assets	74.5	90.2
Total Assets	1,546.8	1,556.9
Current Liabilities
Accounts payable and accrued liabilities	597.2	594.8
Shareholder's equity
Retained earnings (deficit)	(1.5)	11.0
Total liabilities and shareholder's equity	1,546.8	1,556.9

Consolidated statement of income
	Year ended
	January 31, 2005
	As previously	As
	reported	restated
Revenues	$ 2,467.0	$ 2,451.3
Cost of sales	2,044.9	2,039.9
Gross profit	422.1	411.4
Net gain on derivative financial instruments	—	(28.8)
Income from continuing operations before income taxes	6.7	24.8
Income tax recovery	(12.6)	(7.0)
Income from continuing operations	19.3	31.8
Net income	$ 16.0	$ 28.5

Consolidated statement of cash flows
	Year ended
	January 31, 2005
	As previously
	reported	As restated
OPERATING ACTIVITIES
Income from continuing operations	$ 19.3	$ 31.8
Non-cash items:
Deferred income taxes	(19.9)	(14.3)
Unrealised gains on derivative financial instruments	(1.6)	(19.7)
Cash flows from operating activities	193.3	193.2

The comparative figures initially presented in the Consolidated Financial Statements as at January 31, 2005 had previously been restated in connection with the tax effects of the acquired trademarks identified in the purchase price allocation (see note 3) and the discontinued operations (see note 6).

3.         BUSINESS ACQUISITION

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

The following table summarises the initial estimated aggregate fair values of the assets acquired and liabilities assumed at the acquisition date and the adjustments to the purchase price allocation, as well as total amounts given as consideration for the acquisition:

	Purchase Price Allocation
	Initial [1]	Adjustments	Adjusted
Assets acquired and liabilities assumed
Current assets	$ 740.4	$ (3.2)	$ 737.2
Property, plant and equipment[2]	503.3	—	503.3
Other long-term assets	21.9	—	21.9
Long-term deferred income tax assets	2.4	—	2.4
Intangibles assets :
Trademarks	151.1	—	151.1
Dealer network	46.3	—	46.3
Patents	32.1	—	32.1
License agreement	13.8	—	13.8
Current liabilities[3]	(635.9)	8.5	(627.4)
Long-term deferred income tax liabilities	(45.1)	(7.7)	(52.8)
Employee future benefits obligations	(120.0)	(3.1)	(123.1)
Other long-term liabilities	(33.4)	(0.6)	(34.0)
Net assets acquired	676.9	(6.1)	670.8
Goodwill	129.4	6.1	135.5
Purchase price	$ 806.3	$ —	$ 806.3

Consideration given
Cash, net of cash acquired of $196.7[4]	$ 713.3	$ —	$ 713.3
50,000 Redeemable Class A Preferred Shares	42.7	—	42.7
	756.0	—	756.0
Transaction costs[5]	50.3	—	50.3
Total consideration	$ 806.3	$ —	$ 806.3

[1] The Company was required to account for the tax effects of temporary differences related to all acquired assets and liabilities, including identifiable intangible assets, except for goodwill, which is not deductible for tax purposes. The initial purchase price allocation did not account for the tax effects of the acquired trademarks, which are not deductible for tax purposes and are accounted for as indefinite life intangible assets for accounting purposes, and has been restated. The effect of the retroactive restatement of the purchase price allocation resulted in an increase to the long-term deferred income tax of $38.0 million and increase to goodwill of $38.0 million. There was no impact of this restatement to shareholder's equity or net income.

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

4.         SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying Consolidated Financial Statements as at January 31, 2005 and January 31, 2004 and for the year ended January 31, 2005, for the 44-day period ended January 31, 2004, for the 321-day period ended December 18, 2003 and for the year ended January 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles conform, in all material respects, with accounting principles generally accepted in the United States ("US GAAP"), except as described in note 30.

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

5.         CHANGE IN ACCOUNTING PRINCIPLES

Employee future benefits

In January 2004, the CICA amended Section 3461, "Employee Future Benefits" (Section 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. During the year, the Company adopted Section 3461R and the additional disclosures for pension plans and other post-retirement benefit plans are presented in Note 17.

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

6.         DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

As a result of the Company's decision on July 23, 2004 to sell its Utility Vehicles segment, the results of operations, cash flows and financial position of the Utility Vehicles segment have been segregated in the accompanying Consolidated Financial Statements and are reported as discontinued operations.

The Company sold the Utility Vehicles segment on August 30, 2004. The carrying value of the Utility Vehicles segment net assets approximates fair value, as the net assets were recorded at their estimated fair values as part of the acquisition on December 18, 2003. The net book value of the assets disposed, excluding goodwill of $12.9 million, was $27.4 million. The Company received net proceeds of $40.3 million on the disposal and recorded a curtailment gain of $3.5 million (see note 17) in discontinued operations. As a result, there was no gain or loss recorded in the disposal.

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

7.         RELATED PARTY TRANSACTIONS

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

c) Sales of receivables

BRP and certain of its subsidiaries (collectively "the transferors"), entered into a receivable transfer arrangement ("the arrangement") with Bombardier Capital Inc. ("BCI") for a maximum of U.S.$115.0 million (approximately $142.0 million), which expires in June 2005. Under this arrangement, BCI funds receivables subject to certain eligibility criteria. Pursuant to the arrangement, receivables are first transferred without recourse to BRP Receivables Funding, LLC ("BRFL"), a special purpose entity, controlled and consolidated by the Company but legally separate and distinct from it. Receivables transferred to BRFL are owned by it and not owned by the transferors of such receivables.

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

f) Predecessor business intercompany transactions

	321-day period ended	Year ended
	December 18, 2003	January 31, 2003
Insurance charges	$ 6.8	$ 6.3
Fees in connection with floorplan financing	23.2	25.7
Loss in connection with sales of receivables	2.0	4.6
Other	0.9	0.9
	$ 32.9	$ 37.5

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

8.         RECEIVABLES

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

Allowance for doubtful accounts

Changes in allowance for doubtful accounts were as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18	January 31,
	2005	2004	, 2003	2003
Balance at beginning of the
period	$ 3.8	$ 3.5	$ 7.1	$ 9.9
Bad debt expense	0.8	0.4	3.2	(0.2)
Uncollectible accounts
written-off, net of recovery	—	(0.1)	(6.2)	(1.6)
Change in estimate	(1.4)	—	—	(0.8)
Effect of foreign currency
exchange rate changes	—	—	(0.6)	(0.2)
Balance at end of the period	$ 3.2	$ 3.8	$ 3.5	$ 7.1

9.         INVENTORIES

The Company's inventories were as follows:

	January 31,	January 31,
	2005	2004
Raw materials and work in process	$ 135.6	$ 120.8
Finished products	84.3	122.5
Parts and accessories	82.2	88.0
	$ 302.1	$ 331.3

As at January 31, 2004, inventories, mainly parts and accessories, included fair value increments of $9.3 million recorded as part of the acquisition, all of which was expensed in cost of sales during the first part of the year ended January 31, 2005.

10.         OTHER ASSETS

Other assets were as follows:

	January 31,	January 31,
	2005	2004
	(Restated - Note
Current	2)
Investment in retained interests [Note 7c]	$ 38.0	$ 40.5
Derivative financial assets	18.9	35.6
Prepaid expenses	13.3	18.6
Income taxes receivable	19.9	2.4
Other	0.1	—
	$ 90.2	$ 97.1
Long-term
Deferred financing costs	$ 24.8	$ 42.9
Deferred development costs	5.8	9.0
Restricted investments	12.5	12.6
	$ 43.1	$ 64.5

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

11.         PROPERTY, PLANT AND EQUIPMENT

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

12.         GOODWILL

The change in the carrying amount is due to foreign exchange rate fluctuations and an adjustment resulting from the finalisation of the purchase price allocation.

13.       OTHER INTANGIBLE ASSETS

		January 31, 2005
	Amortisation
	period (in		Accumulated	Net book
	years)	Cost	amortisation	value
Intangible assets subject to
amortisation
Patents	3	$ 32.1	$ 12.0	$ 20.1
Dealer network	25	46.3	2.1	44.2
		78.4	14.1	64.3
Intangible assets not subject to
amortisation
License agreement	N/A	13.8	—	13.8
		$ 92.2	$ 14.1	$ 78.1

		January 31, 2004
	Amortisation
	period (in		Accumulated	Net book
	years)	Cost	amortisation	value
Intangible assets subject to
amortisation
Patents	3	$ 32.1	$ 1.3	$ 30.8
Dealer network	25	46.3	0.2	46.1
		78.4	1.5	76.9
Intangible assets not subject to
amortisation
License agreement	N/A	13.8	—	13.8
		$ 92.2	$ 1.5	$ 90.7

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

14.         BANK LOANS

	January 31,	January 31,
	2005	2004
Revolving credit facility	$ 12.3	$ —

The outstanding borrowings were denominated in U.S. dollars as at January 31, 2005. The Company also had issued letters of credit for an amount of $38.9 million ($54.5 million as at January 31, 2004), under the revolving credit facility.

Under the credit agreement (the "credit agreement") dated December 18, 2003 (amended and restated on February 9, 2005), the Company can borrow up to $250.0 million ("available borrowings") under a revolving credit facility (the "revolving facility"). Available borrowings may be denominated either in Canadian dollars, in U.S. dollars or in Euros, at various interest rates plus applicable margin. Weighted-average interest rate on the revolving facility was 5.05% for the year ended January 31, 2005. The revolving facility can be used for general corporate purposes and to fund working capital requirements.

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

15.         ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31, 2005	January 31, 2004
	(Restated - Note 2)
Accounts payable	$ 241.0	$ 264.9
Accrued liabilities	90.6	79.9
Wages and related liabilities	73.3	58.1
Warranty provision	71.2	77.7
Sales promotions and incentive programs	45.9	56.9
Dealer holdback programs	33.0	30.6
Due to BCI	16.7	22.6
Restructuring provision	10.6	24.6
Income taxes payable	8.5	8.5
Acquisition costs	0.1	6.4
Derivative financial liabilities	1.0	7.2
Other	2.9	3.1
	$ 594.8	$ 640.5

The change in the accrued warranty provision was as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18	January 31,
	2005	2004	, 2003	2003
Balance at beginning of the period	$ 77.7	$ 77.4	$ 71.5	$ 103.6
Expensed during the period	48.5	4.9	34.6	39.6
Change in estimate	(12.6)	0.3	15.2	(31.3)
Claims paid during the period	(40.3)	(5.1)	(39.6)	(44.6)
Effect of foreign currency exchange rate changes	(2.1)	0.2	(4.3)	4.2
Balance at end of the period	$ 71.2	$ 77.7	$ 77.4	$ 71.5

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

16. LONG-TERM DEBT

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

Senior Secured Credit Facilities:

The credit agreement (the "credit agreement") dated December 18, 2003 (amended and restated on February 9, 2005) with a syndicate of banks consists of the revolving facility and the following term loans:

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

The new term facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin, semiannual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and a final principal repayments of U.S. $47.3 million (approximately $58.0 million) on January 31, 2011.

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

17. EMPLOYEE FUTURE BENEFITS

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

Defined Benefit Pension Plans

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation were as follows (weighted-average assumptions as at the measurement date, December 31 preceding the fiscal year end):

	The Company				Predecessor Business
				44-day		321-day
	Year ended		period ended		period ended
	January 31,		January 31,		December 18,		Year ended
		2005		2004		2003	January 31, 2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign Domestic		Foreign
Benefit cost actuarial assumptions (1)
Discount rate	6.00%	5.01%	6.00%	5.01%	6.50%	5.47%	6.50%	5.87%
Rate of compensation increase	4.09%	3.51%	4.10%	3.51%	4.25%	3.58%	4.25%	3.89%
Expected long-term rate of return	6.81%	6.00%	6.81%	6.00%	7.17%	7.55%	7.75%	8.21%
on plan assets
Projected benefit obligation actuarial assumptions (2)
Discount rate	6.00%	5.01%	6.00%	5.01%	6.00%	5.37%	6.50%	5.47%
Rate of compensation increase	4.07%	3.51%	4.09%	3.51%	4.00%	3.85%	4.25%	3.58%

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

	January 31, 2005		January 31, 2004
	Domestic	Foreign	Domestic	Foreign
Projected benefit obligation
Obligation at beginning of the period	$ 133.5	$ 71.6	$ 132.8	$ 71.4
Current service cost	10.6	2.9	1.3	0.4
Interest cost	8.3	3.5	1.0	0.4
Actuarial loss (gain)	1.1	1.2	(1.6)	(0.4)
Benefits paid	(1.3)	(4.5)	—	(0.1)
Curtailment gains	(26.5)	—	—	—
Special termination benefits	19.0	—	—	—
Effect of foreign currency exchange rate changes	—	(0.7)	—	(0.1)
Projected benefit obligation at end of the period	$ 144.7	$ 74.0	$ 133.5	$ 71.6

	January 31, 2005		January 31, 2004
	Domestic	Foreign	Domestic	Foreign
Plan assets [1]
Fair value at beginning of the period	$ 97.1	$ 0.2	$ 96.5	$ 0.2
Adjustment [2]	(3.1)	—	—	—
	94.0	0.2	96.5	0.2
Actual return on plan assets	8.2	—	0.2	—
Employer contributions	11.5	5.1	0.4	0.1
Benefits paid	(1.3)	(4.5)	—	(0.1)
Fair value at end of the period	$ 112.4	$ 0.8	$ 97.1	$ 0.2

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
[1] Includes $2.8 million related to the disposal of the Utility Vehicles segment as disclosed in note 6.

All of the pension plans had projected benefit obligations in excess of plan assets.

Pension plans with accumulated benefit obligations in excess of plan assets were as follows:

Accumulated benefit obligations in excess of plan assets

	January 31, 2005		January 31, 2004
	Domestic	Foreign	Domestic	Foreign
Accumulated benefit obligation	$ (126.1)	$ (51.1)	$ (111.6)	$ (49.2)
Fair value of plan assets	99.6	—	90.8	—
	$ (26.5)	$ (51.1)	$ (20.8)	$ (49.2)

COMPONENTS OF THE NET BENEFIT PLAN COST WERE AS FOLLOWS:

	The Company				Predecessor Business
				44-day
	Year ended		period ended			321-day	Year ended
	January 31,		January 31,		period ended		January 31,
		2005		2004	December 18, 2003			2003
	Domestic	Foreign Domestic		Foreign	Domestic	Foreign Domestic		Foreign
Net benefit plan cost (1)
Current service cost	$ 10.6	$ 2.9	$ 1.3	$ 0.4	$ 8.1	$ 7.8	$ 9.8	$ 3.4
Interest cost	8.3	3.5	1.0	0.4	11.2	3.9	11.2	4.2
Actual return on plan assets	(8.2)	—	(0.2)	—	(8.1)	(0.7)	(8.8)	(0.9)
Actuarial loss	1.1	1.2	(1.6)	(0.4)	1.5	0.3	0.8	0.1
Curtailment gain	(23.7)	—	—	—	—	—	—	—
Special termination benefits	19.0	—	—	—	—	—	—	—
Benefit cost before adjustments
to recognised the long-term
nature of the plans	7.1	7.6	0.5	0.4	12.7	11.3	13.0	6.8
Difference between actual and
expected return on plan assets	1.6	—	(0.6)	—	—	—
Difference between actual and
actuarial gain and the amount
recognised	(1.1)	(1.2)	1.6	0.4	—	—
Amortisation of past service
costs	—	—	—	—	0.9	0.1	1.0	0.2
Benefit cost recognised	$ 7.6	$ 6.4	$ 1.5	$ 0.8	$ 13.6	$ 11.4	$ 14.0	$ 7.0

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

	January 31,	January 31,
	2005	2004
	Domestic	Domestic
Projected benefit obligation
Obligation at beginning of the period	$ 12.5	$ 12.5
Current service cost	0.9	0.1
Interest cost	0.8	0.1
Plan amendments	1.4	—
Actuarial loss (gain)	0.3	(0.2)
Benefits paid	(0.1)	—
Curtailment gain	(0.7)	—
Special termination benefit	1.0	—
Projected benefit obligation at end of the period	$ 16.1	$ 12.5

The Company's post-retirement benefits plans are all unfunded.

The reconciliation of the funded status of the other post-retirement benefit plans to the amounts recorded under accrued benefit liability on the consolidated balance sheets was as follows as at January 31:

	January 31,	January 31,
	2005	2004
	Domestic	Domestic
Deficit	$ (16.1)	$ (12.5)
Unamortised net actuarial loss (gain)	0.1	(0.2)
Net recognised amount	$ (16.0)	$ (12.7) [1]
[1] Includes $0.7 million related to the disposal of the Utility Vehicles segment as disclosed in note 6.

Components of the net benefit plan cost were as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
	Domestic	Domestic	Domestic	Domestic
Net benefit plan cost
Current service cost	$ 0.9	$ 0.1	$ 0.4	$0.4
Interest cost	0.8	0.1	0.6	0.5
Actuarial loss	0.3	(0.2)	0.2	0.1
Plan amendments	1.4	—	—	—
Special termination benefits	1.0	—	—	—
Benefit cost before adjustments
to recognised the long-term
nature of the plans	4.4	—	1.2	1.0
Difference between actual and
actuarial gain and the amount
recognised	(0.3)	0.2	—	—
Benefit cost recognised	$ 4.1	$ 0.2	$ 1.2	$ 1.0

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

18. REDEEMABLE PREFERRED SHARES

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

19. OTHER LONG-TERM LIABILITIES

	January 31,	January 31,
	2005	2004

Due to Bombardier Inc. in connection with indemnification	$ 23.0	$ 22.7
related to income taxes
Other	5.5	8.2
	$ 28.5	$ 30.9

20. CAPITAL STOCK

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

21. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN

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

22. CUMULATIVE TRANSLATION ADJUSTMENT

Unrealised currency translation adjustments, in the currency translation adjustment, resulted primarily from the weakening of the U.S. dollar against the Canadian dollar and the strengthening of the Canadian dollar against the Euro for the year ended January 31, 2005 and from the strengthening of the Euro against the Canadian dollar for the 44-day period ended January 31, 2004.

23. RESEARCH AND DEVELOPMENT EXPENSES

	The Company		Predecessor Business
		44-day period	321-day
	Year ended	ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
Research and development
expense	$ 119.3	$ 14.3	$ 107.8	$ 119.4
Tax credits and other government
assistance	(11.2)	(1.4)	(13.4)	(16.2)
	$ 108.1	$ 12.9	$ 94.4	$ 103.2

24. FINANCING COSTS

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

25. INCOME TAX

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense was as follows:

	The Company				Predecessor business
				44-day		321-day
			period ended		period ended		Year ended
	Year ended		January 31,		December 18,		January 31,
	January 31, 2005			2004		2003		2003
	(Restated - Note 2)
Income taxes calculated
at statutory rates	$ 7.7	31.0%	$ (7.3)	31.8%	$ 13.8	33.2%	$ 57.4	35.2%
Increase (decrease)
resulting from:
Income tax rate
differential of
foreign subsidiaries	(12.6)		0.6		(3.4)		0.5
Effect of income tax
rate changes	0.6		0.1		0.3		—
Tax benefits from
losses and
temporary
differences not
recognised	0.3		—		0.3		0.8
Recognition of
previously
unrecorded tax
benefit	(0.2)		(0.1)		—		(0.9)
Tax-exempt items	(3.8)		0.5		2.0		(2.6)
Large corporation tax	1.1		0.2		—		—
Manufacturing and
processing credit	—		0.2		(0.5)		(2.9)
Other	(0.1)		0.1		1.4		(3.0)
Income tax expense
(recovery)	$ (7.0)		$ (5.7)		$ 13.9		$ 49.3

Details of income tax recovery are as follows:

	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
	(Restated -
	Note 2)
Current income tax expense
Domestic	$ (0.5)	$ 1.6	$ 6.9	$ 7.3
Foreign	7.8	1.3	6.9	0.2
	7.3	2.9	13.8	7.5
Deferred income tax
recovery
Temporary differences	(14.7)	(8.6)	(0.2)	42.7
Effect of income tax rate
changes	0.6	0.1	0.3	—
Recognition of previously
unrecorded tax benefits	(0.2)	(0.1)	—	(0.9)
	(14.3)	(8.6)	0.1	41.8
Income tax expense
(recovery)	$ (7.0)	$ (5.7)	$ 13.9	$ 49.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax asset (liability) were as follows:

	January 31,	January 31,
	2005	2004
	(Restated -
	Note 2)
Accounts payable and accrued liabilities	$ 53.0	$ 67.6
Loss carry-forwards	30.7	14.7
Employee future benefits obligations	22.5	21.7
Inventories	10.3	7.9
Property, plant and equipment	(43.1)	(41.8)
Other current assets	(8.0)	(11.2)
Other long-term assets	13.8	11.9
Other intangible assets	(43.1)	(45.7)
Long term debt	(4.5)	—
Other	1.8	4.1
	33.4	29.2
Valuation allowance	(1.6)	(1.5)
Net amount	$ 31.8	$ 27.7

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

26. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

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

27. FINANCIAL INSTRUMENTS

Foreign exchange risks

The Company uses derivative financial instruments to manage foreign currency risks and exposures. The Company does not trade in derivatives for speculative purposes.

Foreign exchange contracts

The Company's forward foreign exchange contracts were designated as hedges of forecast transactions for accounting purposes effective February 1, 2004 for contracts entered into during the year. As a result, there is no recognition in the Consolidated Financial Statements of unrealised gains or losses arising during the year on such contracts. For the forward foreign exchange contracts purchased prior to February 1, 2004, which had a fair value other than zero on the date they were designated as hedges, these derivatives were recognised on the consolidated balance sheet at fair value as at January 31, 2005. In the 44-day period ended January 31, 2004, the Company's forward foreign exchange contracts were not designated as hedges for accounting purposes. Accordingly such contracts were recognised in the consolidated financial statements at fair value on January 31, 2004.

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

Cash and cash equivalents, receivables, investment in retained interest, bank loans, accounts payable and accrued liabilities

The carrying amounts reported, on the consolidated balance sheets, approximate the fair values of these items due to their short-term nature.

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

The fair value of financial instruments for which the carrying amount reported is different from the fair value was as follows as at January 31:

	January 31, 2005		January 31, 2004
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
		(Restated - Note 2)
Senior subordinated notes	$ 247.6	$ 264.9	$ 265.3	$ 273.3
Redeemable preferred shares	—	—	43.2	44.5
Forward foreign exchange contracts
Favourable	1.6	25.5	35.6	35.4
Unfavourable	(3.4)	(9.1)	(7.2)	(7.0)

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

28. COMMITMENTS AND CONTINGENCIES

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

29. SEGMENT DISCLOSURE

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

			The Company
	Consolidated		Power Sports		Marine Engine
		44-day		44-day		44-day
	Year ended	period ended	Year ended	period ended	Year ended	period ended
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004	2005	2004
	(Restated -		(Restated -
	Note 2)		Note 2)
External revenues	$ 2,451.3	$ 333.5	$ 1,912.0	$ 273.7	$ 539.3	$ 59.8
Intersegment revenues	—	—	23.6	3.7	21.8	2.0
Segment revenues	2,451.3	333.5	1,935.6	277.4	561.1	61.8
Cost of sales and operating expenses	2,249.4	328.3	1,737.6	273.7	557.2	60.3
Depreciation and amortisation	118.0	13.9	96.3	10.8	21.7	3.1
	2,367.4	342.2	1,833.9	284.5	578.9	63.4
Segment operating income (loss) from
continuing operations	83.9	(8.7)	$ 101.7	$ (7.1)	$ (17.8)	$ (1.6)
Corporate and other	48.0	3.2
Restructuring, impairment and other charges
and (income)	14.9
Depreciation dealer network	1.9	0.2
Operating income from continuing
operations	19.1	(12.1)
Other (income) and expenses
Financing costs	60.4	7.0
Accretion in carrying value and loss on early
redemption of preferred shares	9.4	0.5
Net loss (gain) on derivative financial
instruments	(28.8)	4.5
Foreign exchange gain on long-term debt	(46.7)	(1.3)
Income from continuing operations before
income taxes	$ 24.8	$ (22.8)

The Company's net segment assets exclude cash and cash equivalents deferred income taxes, goodwill, dealer network and license agreement and are net of accounts payable and accrued liabilities.

	The Company
	January 31, 2005			January 31, 2004
			Marine			Marine
	Consolidated	Power Sports	Engine	Consolidated	Power Sports	Engine
	(Restated - Note	(Restated - Note
	2)	2)
Net segment assets	$ 524.7	$ 355.2	$ 169.5	$ 622.9	$ 419.0	$ 203.9
Net corporate office and other	47.5			73.4
Goodwill	119.9			117.6
Dealer network	44.2			46.1
License agreement	13.8			13.8
Accounts payable and accrued liabilities	586.3			632.0
Deferred income taxes	70.2			71.0
Cash and cash equivalents	150.3			196.2
Assets held for sale of Utility Vehicles
Segment	—			48.1
Total assets	$1,556.9			$ 1,821.1

	Predecessor Business
	Consolidated		Power Sports		Marine Engine
	321-day		321-day		321-day
	period ended	Year ended	period ended	Year ended	period ended	Year ended
	December 18,	January 31,	December 18,	January 31,	December 18,	January 31,
	2003	2003	2003	2003	2003	2003
External revenues	$ 2,075.6	$ 2,383.4	$ 1,593.1	$ 1,819.9	$ 482.5	$ 563.5
Intersegment revenues	—	—	18.0	14.1	15.5	16.4
Segment revenues	2,075.6	2,383.4	1,611.1	1,834.0	498.0	579.9
Cost of sales and operating expenses	1,906.6	2,082.4	1,448.7	1,575.6	491.4	537.3
Depreciation and amortisation	90.7	96.3	71.1	71.5	19.6	24.8
	1,997.3	2,178.7	1,519.8	1,647.1	511.0	562.1
Segment operating income (loss) from continuing
operations	78.3	204.7	$ 91.3	$ 186.9	$ (13.0)	$ 17.8
Corporate and other	30.1	28.9
Depreciation dealer network	—	—
Operating income from continuing operations	48.2	175.8
Financing costs	6.5	12.6
Income from continuing operations before income taxes	$ 41.7	$ 163.2

	Additions to property, plant and equipment
	The Company		Predecessor Business
	Year ended	44-day period ended
			321-day period ended	Year ended
	January 31,	January 31,	December 18,	January 31,
	2005	2004	2003	2003
Power Sports	$ 48.4	$ 19.4	$ 61.6	75.7
Marine Engine	17.0	1.6	11.5	20.9
Corporate and other	4.7	—	0.1	0.7
	$ 70.1	$ 21.0	$ 73.2	$ 97.3

Geographic information:
					Property, plant and
					equipment, goodwill and
		Revenues [1]			intangible assets
	The Company		Predecessor Business
		44-day	321-day
	Year ended	period ended	period ended	Year ended
	January 31,	January 31,	December 18,	January 31,	January 31,	January 31,
	2005	2004	2003	2003	2005	2004
	(Restated -
	Note 2)
Canada	$ 379.8	$ 45.3	$ 362.5	$ 402.7	$ 462.2	$ 487.8
United States	1,376.6	177.1	1,183.7	1,389.5	173.5	207.1
Australia	79.9	11.7	44.4	48.6	0.3	0.3
Finland	45.4	3.8	35.6	33.0	8.7	7.7
Austria	16.6	1.0	13.7	17.6	121.3	137.9
Scandinavia	88.0	14.7	68.3	80.2	0.2	0.1
Russia	46.8	3.3	22.0	7.4	—	—
Other - Americas	51.8	7.9	42.8	47.7	6.2	6.2
Other - Europe	229.2	51.9	205.1	264.4	—	—
Other	137.2	16.8	97.5	92.3	2.5	2.6
	$ 2,451.3	$ 333.5	$ 2 075.6	$ 2, 383.4	$ 774.9	$ 849.7
[1] The attribution of revenues was based on the invoicing.

30. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

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

	The Company		Predecessor Business
		44-day	321-day
	Year ended			Year ended
		period ended	period ended
	January 31, 2005	January 31, 2004	December 18 2003	January 31, 2003
	(Restated -
	Note 2)
Net income under Canadian
GAAP	$ 28.5	$ (17.5)	$ 30.2	$ 114.8
Development costs (c)	3.1	(9.0)	(2.2)	(5.9)

Accretion in carrying value and loss on early
redemption of preferred shares (d)	9.4	0.5	—	—
Employee future benefits (a)	—	—	(0.4)	(0.9)
Foreign exchange contracts (b)	—	—	12.3	31.7
Software costs (e)	—	—	1.2	1.4

Total adjustments before the following:	12.5	(8.5)	10.9	26.3
Income tax expense (recovery) (f)	1.0	(2.3)	3.3	8.3
Total adjustments	11.5	(6.2)	7.6	18.0
Net income under U.S.GAAP	40.0	(23.7)	37.8	132.8

Minimum pension liability adjustment, net of income tax of
$6.1 million and $6.1 million for
the respective the 321-day period
ended December 18 2003 and year
ended January 31, 2003(a)	—	—	(14.2)	(12.5)

Change in cumulative translation adjustment	(15.6)	(2.0)	9.3	14.5

Unrealised gains (losses) on derivative financial instruments arising during the period, net of
income tax of $5.6 million for the
year ended January 31, 2005 (b)	12.6	—	—	—
Comprehensive income under
U.S. GAAP	$ 37.0	$ (25.7)	$ 32.9	$ 134.8

Reconciliation of Consolidated Balance Sheet Captions

	As at January 31, 2005			As at January 31, 2004
			US	Canadian		US
	Canadian GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
	(Restated - Note 2)
Current deferred income
taxes assets	$ 56.8	$ (5.6)	$ 51.2	$ 68.1	$ —	$ 68.1
Other current assets (b)	90.2	23.9	$ 114.1	$ 97.1	$ —	$ 97.1
Long-term deferred income
taxes assets (f)	13.4	1.3	14.7	2.9	2.3	5.2
Other long-term assets (c)	43.1	(5.8)	37.3	64.5	(9.0)	55.5
Accounts payable and
accrued liabilities (b)	594.8	5.7	600.5	640.5	—	640.5
Current deferred income
taxes liabilities	0.4	—	0.4	0.3	—	0.3
Retained earning (deficit)	11.0	(4.6)	6.4	(17.5)	(6.7)	(24.2)
Cumulative translation
adjustment	(13.7)	13.7	—	2.0	(2.0)	—
Accumulated other
comprehensive income:
Cumulative translation
adjustment	—	(13.6)	(13.6)	—	2.0	2.0
Unrealised gains on
derivative
Financial instruments (b)	—	12.6	12.6	—	—	—
Redeemable preferred shares (d)	—	—	—	43.2	(43.2)	—
Mezzanine preferred shares (d)	—	—	—	—	43.2	43.2
Total assets	1,556.9	13.8	1,570.7	1,821.1	(6.7)	1,814.4

Reconciliation of consolidated cash flow captions

The Company
	Year ended January 31, 2005			44-day period ended January 31, 2004
	Canadian		US	Canadian	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Cash flows from:
operating activities (c)	$ 193.2	$ —	$ 193.2	$ 82.8	$ (9.3)	$ 73.5
investing activities (c)	(46.6)	—	(46.6)	(778.2)	9.3	(768.9)

Predecessor business
	321-day period ended December 18, 2003			Year ended January 31, 2003
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Cash flows from:
operating activities (c)	$ (77.3)	$ (4.7)	$ (82.0)	$ 195.9	$ (8.5)	$ 187.4
investing activities (c)	(72.3)	4.7	(67.6)	(96.0)	8.5	(87.5)

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

Under Canadian and U.S. GAAP, gains and losses on derivative financial instruments that are not eligible to hedge accounting are recognized immediately to income of the period.

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

Upon acquisition of the recreational products business, as described in note 3 development costs were recorded on the balance sheet at their fair market value. Under U.S. GAAP, the acquired development costs were recorded at their fair market value on the balance sheet as of the acquisition date and were expensed immediately following the acquisition. The Company's appraisal valued in-process research at an immaterial amount, and therefore the acquisition of the recreational products business did not require the write-off of any in-process research.

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

31. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

As at January 31, 2005, the main guarantor subsidiaries included BRP U.S. Inc., BRP (Barbados) Inc., BRP Mexico S.A. de C.V., BRP Australia Pty Ltd., and BRP Japan Ltd. and the non-guarantor subsidiaries included BRP Finland OY, BRP Sweden AB, BRP Norway A.S., BRP-Rotax Management GmbH, BRP-Rotax GmbH & Co KG, BRP Receivables Funding LLC, BRP Europe NV, Bombardier Recreational Products Brazil Ltda and BRP Asia Ltd.

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

Condensed Consolidating Balance Sheet as at January 31, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS	(Restated -				(Restated -
	Note 2)				Note 2)
Current Assets
Cash and cash equivalents	$ 88.8	$ 22.9	$ 38.6	$ —	$ 150.3
Receivables	33.7	19.7	59.3	—	112.7
Inventories	135.0	98.7	84.7	(16.3)	302.1
Deferred income taxes	9.8	37.4	3.3	6.3	56.8
Intercompany accounts	167.2	252.7	398.3	(818.2)	—
Other assets	36.2	9.9	44.1	—	90.2
Assets held for sale	—	3.4	—	—	3.4
Total current assets	470.7	444.7	628.3	(828.2)	715.5
Property, plant and equipment	146.7	146.3	132.8	—	425.8
Goodwill	—	—	—	119.9	119.9
Trademarks	151.1	—	—	—	151.1
Other intangible assets	45.0	57.6	—	(24.5)	78.1
Deferred income taxes	—	2.2	2.0	9.2	13.4
Investments in affiliates	364.5	22.5	—	(387.0)	—
Other assets	22.9	2.3	17.9	—	43.1
Assets held for sale	—	10.0	—	-	10.0
	$ 1,200.9	$ 685.6	$ 781.0	$ (1,110.6)	$ 1,556.9
LIABILITIES AND
SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ 12.3	$ —	$ —	$ —	$ 12.3
Accounts payable and accrued liabilities	234.3	183.9	176.6	—	594.8
Current portion of long-term debt	103.0	44.2	—	—	147.2
Deferred income taxes	—	0.2	0.1	0.1	0.4
Intercompany accounts	128.7	125.1	437.0	(690.8)	—
Total current liabilities	478.3	353.4	613.7	(690.7)	754.7
Long-term debt	247.6	1.9	—	—	249.5
Deferred income taxes	28.5	5.1	4.4	—	38.0
Employee future benefits obligations	49.9	1.1	71.2	—	122.2
Other long-term liabilities	18.9	4.1	5.5	—	28.5
Total liabilities	823.2	365.6	694.8	(690.7)	1,192.9
Shareholder's equity
Capital stock	364.4	339.0	59.7	(398.7)	364.4
Contributed surplus	2.3	—	—	—	2.3
Retained earnings (deficit)	11.0	(6.5)	27.5	(21.0)	11.0
Cumulative translation adjustment	—	(12.5)	(1.0)	(0.2)	(13.7)
	377.7	320.0	86.2	(419.9)	364.0
	$ 1,200.9	$ 685.6	$ 781.0	$ (1,110.6)	$ 1,556.9

Condensed Consolidating Balance Sheet as at January 31, 2004

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 56.9	$ 44.8	$ 94.5	$ —	$ 196.2
Receivables	54.3	37.3	57.5	(0.4)	148.7
Inventories	137.3	109.6	89.9	(5.5)	331.3
Deferred income taxes	16.7	46.9	2.2	2.3	68.1
Intercompany accounts	314.8	302.6	98.7	(716.1)	—
Other assets	49.5	4.8	45.0	(2.2)	97.1
Assets held for sale	21.2	7.2	—	(0.9)	27.5
Total current assets	650.7	553.2	387.8	(722.8)	868.9
Property, plant and equipment	162.9	174.0	153.4	—	490.3
Goodwill	—	—	—	117.6	117.6
Trademarks	151.1	—	—	—	151.1
Other intangible assets	56.0	34.7	—	—	90.7
Deferred income taxes	(0.1)	0.6	2.4	—	2.9
Investments in affiliates	343.7	22.5	—	(366.2)	—
Other assets	35.6	8.1	20.8	—	64.5
Assets held for sale	20.6	14.5	—	—	35.1
	$ 1,420.5	$ 807.6	$ 564.4	$ (971.4)	$ 1,821.1
LIABILITIES AND
SHAREHOLDER'S
EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 256.1	$ 199.4	$ 188.3	$ (3.3)	$ 640.5
Current portion of long-term debt	2.6	1.1	1.3	—	5.0
Deferred income taxes	—	—	0.3	—	0.3
Intercompany accounts	206.1	120.4	229.1	(555.6)	—
Liabilities related to assets held
for sale	8.9	2.8		0.6	12.3
Total current liabilities	473.7	323.7	419.0	(558.3)	658.1
Long-term debt	522.7	112.3	—	—	635.0
Deferred income taxes	25.5	17.3	0.2	—	43.0
Employee future benefits
obligations	46.9	1.0	70.7	—	118.6
Other long-term liabilities	18.2	7.2	5.5	—	30.9
Redeemable preferred shares	43.2	—	—	—	43.2
Liabilities related to assets held
for sale	3.3	—	—	—	3.3
Total liabilities	1,133.5	461.5	495.4	(558.3)	1,532.1
Shareholder's equity
Capital stock	304.5	345.8	66.4	(412.2)	304.5
Retained earnings (deficit)	(17.5)	(1.7)	2.3	(0.6)	(17.5)
Cumulative translation adjustment	—	2.0	0.3	(0.3)	2.0
	$ 1,420.5	$ 807.6	$ 564.4	$ (971.4)	$ 1,821.1

The Company's Condensed Consolidating Statements of Income

	For the year ended January 31, 2005
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Restated				(Restated
	- Note 2)				- Note 2)
Revenues	$ 1,474.7	$ 1,569.2	$ 855.0	$ (1,447.6)	$ 2,451.3
Cost of sales	1,335.6	1,404.7	719.8	(1,420.2)	2,039.9
Gross profit	139.1	164.5	135.2	(27.4)	411.4
Operating expenses
Selling and marketing	30.0	97.2	14.2	—	141.4
Research and development	41.5	32.2	34.4	—	108.1
General and administrative	32.2	44.1	27.1	24.5	127.9
Other charges and (income)
Restructuring charges	23.8	0.7	2.0	—	26.5
Impairment loss on property,
plant and equipment	—	12.1	—	—	12.1
Curtailment gain on pension
plan	(23.7)	—	—	—	(23.7)
Total operating expenses	103.8	186.3	77.7	24.5	392.3
Operating income (loss) from
continuing operations	35.3	(21.8)	57.5	(51.9)	19.1
Other (income) and expense
Financing costs	48.0	(22.5)	22.6	12.3	60.4
Accretion in carrying value and
loss on early redemption of
preferred shares	9.4	—	—	—	9.4
Net gain on derivative financial
instruments	(28.8)	—	—	—	(28.8)
Foreign exchange gain on long
term debt	(38.4)	(8.3)	—	—	(46.7)
Share in earnings of equity
accounted investees	20.3	—	—	(20.3)	—
Income (loss) from continuing
operations before income
taxes	24.8	9.0	34.9	(43.9)	24.8
Income tax expense (recovery)	(7.0)	(10.5)	9.6	0.9	(7.0)
Income (loss) from continuing
operations	31.8	19.5	25.3	(44.8)	31.8
Income (loss) from
discontinued operations,
net of income tax	(3.3)	(1.5)	0.5	1.0	(3.3)
Net income (loss)	$ 28.5	$ 18.0	$ 25.8	$ (43.8)	$ 28.5

	For the 44-day period January 31, 2004
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Revenues	$ 204.2	$ 203.0	$ 97.7	$ (171.4)	$ 333.5
Cost of sales	204.6	176.3	88.8	(162.0)	307.7
Gross profit	(0.4)	26.7	8.9	(9.4)	25.8
Operating expenses
Selling and marketing	6.3	9.4	2.5	—	18.2
Research and development	8.3	0.5	4.1	—	12.9
General and administrative	3.4	7.1	(5.9)	2.8	7.4
Total operating expenses	18.0	17.0	0.7	2.8	38.5
Operating profit (loss)	(18.4)	9.7	8.2	(12.2)	(12.7)
Other (income) and expense
Financing costs	5.2	(1.7)	2.9	—	6.4
Accretion in carrying value of
redeemable preferred shares	0.5	—	—	—	0.5
Net loss on derivative financial
instruments	3.3	1.2	—	—	4.5
Foreign exchange loss (gain) on
long-term debt	(1.1)	(0.2)	—	—	(1.3)
Share in earnings of equity
accounted investees	(3.0)	—	—	3.0	—
Income (loss) from continuing
operation before income
taxes	(23.3)	10.4	5.3	(15.2)	(22.8)
Income tax expense (recovery)	(5.6)	3.1	—	(3.2)	(5.7)
Income (loss) from continuing
operations	(17.7)	7.3	5.3	(12.0)	(17.1)
Income (loss) from
discontinued operations, net
of income tax	0.2	(0.7)	—	0.1	(0.4)
Net income (loss)	$ (17.5)	$ 6.6	$ 5.3	$ (11.9)	$ (17.5)

The Predecessor Business Condensed Consolidating Statements of Income

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations Consolidated
Revenues	$ 1,243.8	$ 1,325.6	$ 700.8	$ (1,194.6)	$ 2,075.6
Cost of sales	1,069.9	1,197.8	602.8	(1,189.1)	1,681.4
Gross profit	173.9	127.8	98.0	(5.5)	394.2
Operating expenses
Selling and marketing	39.0	93.2	11.2	—	143.4
Research and development	41.4	29.8	23.2	—	94.4
General and administrative	54.8	37.9	18.8	—	111.5
Total operating expenses	135.2	160.9	53.2	—	349.3
Operating profit (loss)	38.7	(33.1)	44.8	(5.5)	44.9
Financing costs	(0.5)	1.0	2.7	—	3.2
Income (loss) from continuing
operation before income
taxes	39.2	(34.1)	42.1	(5.5)	41.7
Income tax expense (recovery)	12.1	(10.5)	13.3	(1.0)	13.9
Income (loss) from continuing
operations	27.1	(23.6)	28.8	(4.5)	27.8
Income (loss) from
discontinued operations, net
of income tax	1.5	1.3	—	(0.4)	2.4
Net income (loss)	$ 28.6	$ (22.3)	$ 28.8	$ (4.9)	$ 30.2

	For the year ended January 31, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations Consolidated

Revenues	$ 1,351.5	$ 1,629.0	$ 758.6	$ (1,355.7)	$ 2,383.4
Cost of sales	1,093.5	1,447.8	651.7	(1,357.4)	1,835.6
Gross profit	258.0	181.2	106.9	1.7	547.8
Operating expenses
Selling and marketing	37.2	38.3	27.7	—	103.2
Research and development	69.4	77.8	13.9	—	161.1
General and administrative	60.5	34.4	20.4	—	115.3
Total operating expenses	167.1	150.5	62.0	—	379.6
Operating profit (loss)	90.9	30.7	44.9	1.7	168.2
Financing costs	0.1	3.0	1.9	—	5.0
Income from continuing
operation before income
taxes	90.8	27.7	43.0	1.7	163.2
Income tax expense (recovery)	29.1	8.2	11.3	0.7	49.3
Income from continuing
operations	61.7	19.5	31.7	1.0	113.9
Income (loss) from
discontinued operations, net
of income tax	(1.4)	1.4	—	0.9	0.9
Net income	$ 60.3	$ 20.9	$ 31.7	$ 1.9	$ 114.8

The Company's Condensed Consolidating Statements of Cash Flow

	For the year ended January 31, 2005
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Restated				(Restated -
OPERATING ACTIVITIES	-Note 2)				Note 2)
Income from continuing operations	$ 31.8	$ 19.5	$ 25.3	$ (44.8)	$ 31.8
Non-cash items:
Depreciation and amortisation	56.8	25.7	37.6	—	120.1
Amortisation of deferred financing costs	13.6	5.8	—	—	19.4
Employee stock compensation	2.3	—	—	—	2.3
Deferred income taxes	8.2	(12.5)	3.6	(13.6)	(14.3)
Loss on disposal of property, plant and equipment	0.4	0.7	(0.1)	—	1.0
Gain on disposal of asset held for sale	—	(0.3)	—	—	(0.3)
Unrealised gains on derivative financial instruments	(19.2)	(0.5)	—	—	(19.7)
Accretion in carrying value and loss on early
redemption preferred shares	9.4	—	—	—	9.4
Other charge and income	(3.7)	12.1	—	—	8.4
Foreign exchange (gain) loss on long-term debt	(38.4)	(8.3)	—	—	(46.7)
Share in earnings of equity accounted investees	5.8	—	—	(5.8)	—
Net changes in non-cash working capital balances
related to operations	71.9	30.1	(28.2)	8.0	81.8

Cash flows from operating activities	138.9	72.3	38.2	(56.2)	193.2
INVESTING ACTIVITIES
Additions to property, plant and equipment	(29.5)	(16.6)	(24.0)	—	(70.1)
Proceeds on disposal of property, plant and equipment	0.2	0.8	0.3	—	1.3
Proceeds on disposal of assets for sale	—	3.4	—	—	3.4
Proceeds from the disposal of the Utility Vehicles
segment, net of transaction costs of $ 1.6 million	40.3	—	—	—	40.3
Investment in affiliates	13.6	—	(0.1)	(13.5)	—
Business acquisition, net of cash acquired	(0.5)	(14.7)	(6.3)	—	(21.5)
Acquisition of patents	—	(24.5)	—	24.5	—

Cash flows from investing activities	24.1	(51.6)	(30.1)	11.0	(46.6)
FINANCING ACTIVITIES
Increase in bank loans	12.3	—	—	—	12.3
Increase of capital stock	59.9	0.2	—	(0.2)	59.9
Redemption of preferred shares	(52.6)	—	—	—	(52.6)
Redemption of common shares	—	(13.7)	—	13.7	—
Repayment of long-term debt	(136.3)	(58.9)	(1.3)	—	(196.5)
Dividend paid	—	(17.1)	—	17.1	—
Debt issuance costs	(1.4)	—	—	—	(1.4)
Other	(2.7)	—	—	—	(2.7)
Intercompany accounts	2.8	54.6	(69.7)	12.3	—

Cash flows from financing activities	(118.0)	(34.9)	(71.0)	42.9	(181.0)
Effect of exchange rate changes on cash and cash
equivalents	—	(6.7)	6.6	—	(0.1)
Cash flows from continuing operations	45.0	(20.9)	(56.3)	(2.3)	(34.5)
Cash flows from discontinued operations	(13.1)	(1.0)	0.4	2.3	(11.4)

Net increase (decrease) in cash and cash equivalents	31.9	(21.9)	(55.9)	—	(45.9)

Cash and cash equivalents at beginning of the period	56.9	44.8	94.5	—	196.2

Cash and cash equivalents at end of the period	$ 88.8	$ 22.9	$ 38.6	$ —	$ 150.3
Supplemental information
Cash paid for:
Interest	$32.2	$ 4.4	$ 0.1	$ —	$ 36.7
Income taxes	3.8	9.0	2.9	—	15.7

The Company's Condensed Consolidating Statements of Cash Flows

	For the 44-day period ended January 31, 2004
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
		Subsidiaries	Subsidiaries
OPERATING ACTIVITIES
Income from continuing operations	$ (17.7)	$ 7.3	$ 5.3	$ (12.0)	$ (17.1)
Non-cash items:
Depreciation and amortisation	6.1	3.7	4.3	—	14.1
Amortisation of deferred
financing costs	0.7	0.1	—	—	0.8
Employee stock compensation	1.4	—	0.3	—	1.7
Deferred income taxes	(8.9)	3.0	(1.1)	(1.6)	(8.6)
Change in fair value of
derivative financial
instruments	(3.2)	—	—	—	(3.2)
Accretion in carrying value of
redeemable preferred shares	0.5	—	—	—	0.5
Net changes in non-cash working
capital balances related to
operations	86.6	16.2	(23.6)	15.4	94.6
Cash flows from operating
activities	65.5	30.3	(14.8)	1.8	82.8
INVESTING ACTIVITIES
Additions to property, plant and
equipment	(11.6)	(1.7)	(7.7)	—	(21.0)
Investments in affiliates	(320.5)	(20.0)	—	340.5	—
Business acquisition	(592.6)	(138.5)	(26.1)	—	(757.2)
Cash flows from investing
activities	(924.7)	(160.2)	(33.8)	340.5	(778.2)
FINANCING ACTIVITIES
Increase of share capital	304.5	320.5	20.0	(340.5)	304.5
Insurance of long-term debt	526.4	111.6	—	—	638.0
Debt issuance costs	(38.0)	(8.1)	—	—	(46.1)
Repayment of long-term debt	—	—	(0.5)	—	(0.5)
Intercompany account	128.6	(251.8)	125.0	(1.8)	—
Cash flows from financing
activities	921.5	172.2	144.5	(342.3)	895.9
Effect of exchange rate changes
on cash					(1.1)
	(1.4)	1.7	(1.4)	—
Cash flows from continuing
operations	60.9	44.0	94.5	—	199.4
Cash flows from discontinued
operations	(4.0)	0.8	—	—	(3.2)
Net increase (decrease) in cash
and cash equivalent	56.9	44.8	94.5	—	196.2
Cash and cash equivalent at
beginning of period					—
	—	—	—	—
Cash and cash equivalent at end	$ 56.9	$ 44.8	$ 94.5	$ —
of period					$ 196.2
Supplemental information
Cash paid for:
Interest	$ 1.7	$ 0.8	$ 0.1	$ —	$ 2.6
Income taxes	—	—	1.6	—	1.6

The Company's Condensed Consolidating Statements of Cash Flows

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES	$ 27.1	$ (23.6)	$ 28.8	$ (4.5)	$ 27.8
Income from continuing operations	37.6	22.8	30.3	—	90.7
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

Reconciliation of Condensed Balance Sheet Captions as at January 31, 2005

	Parent			Guarantor Subsidiaries			Non-Guarantor Subsidiaries
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	ments	GAAP	GAAP	ments	GAAP
	(Restated - Note 2)
Current deferred
income taxes assets	$ 9.8	$ (5.6)	$ 4.2	$ 37.4	$ —	$ 37.4	$ 3.3	$ —	$ 3.3
Other current assets (b)	36.2	23.9	60.1	9.9	—	9.9	44.1	—	44.1
Long-term deferred
income tax assets	—	—	—	2.2	—	2.2	2.0	1.3	3.3
Other long-term
assets	22.9	(0.3)	22.6	2.3	—	2.3	17.9	(5.5)	12.4
Accounts payable and
accrued liabilities (b)	234.3	5.7	240.0	183.9	—	183.9	176.6	—	176.6
Retained earnings
(deficit)	11.0	(0.3)	10.7	(6.5)	—	(6.5)	27.5	(4.3)	23.2
Cumulative
translation
adjustment	—	—	—	(12.5)	12.5	—	(1.0)	1.0	—
Accumulated other
comprehensive
income:
Unrealised gains on
derivative financial
instruments	—	12.6	12.6	—	—	—	—	—	—
Cumulative
translation
adjustment	—	—	—	—	(12.5)	(12.5)	—	(0.9)	(0.9)
Total assets	1,200.9	18.0	1,218.9	685.6	—	685.6	781.0	(4.2)	776.8

Reconciliation of Condensed Balance Sheet Captions as at January 31, 2004

		Parent			Non-Guarantor Subsidiaries
	Note	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
		GAAP	ments	GAAP	GAAP	ments	GAAP
Long-term deferred income tax
assets		$ (0.1)	$ 0.1	$ —	$ 2.4	$ 2.2	$ 4.6
Other long-term assets		35.6	(0.8)	34.8	20.8	(8.2)	12.6
Retained earnings (deficit)		(17.5)	(0.7)	(18.2)	2.3	(6.0)	(3.7)
Cumulative translation
adjustment		—	—	—	0.3	(0.3)	—
Accumulated other
comprehensive income:
Cumulative translation
adjustment		—	—	—	—	0.3	0.3
Redeemable preferred shares	23 (c)	43.2	(43.2)	—	—	—	—
Mezzanine preferred shares	23 (c)	—	43.2	43.2	—	—	—
Total assets		1,420.5	(0.7)	1,419.8	564.4	(6.0)	558.4

Reconciliation of the Company's Condensed Statements of Income and Other Comprehensive Income

	For the year ended January 31, 2005
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(Restated -				(Restated -
	Note 2)				Note 2)
Net income (loss) under Canadian
GAAP	$ 28.5	$ 18.0	$ 25.8	$ (43.8)	$ 28.5
Development costs	0.5	—	2.6	—	3.1
Accretion in carrying value and
loss on early redemption of
preferred shares	9.4	—	—	—	9.4
Total adjustments before the
following:	9.9	—	2.6	—	12.5
Income tax expense (recovery)	0.1	—	0.9	—	1.0
Total adjustments	9.8	—	1.7	—	11.5
Net income (loss) under U.S. GAAP	38.3	18.0	27.5	(43.8)	40.0
Change in cumulative translation
adjustment	—	(14.5)	(1.2)	0.1	(15.6)
Unrealised gains on derivative
financial instrument arising during
the period net of income tax of $ 5.6
million (b):	12.6	—	—	—	12.6
Comprehensive income (loss) under
U.S. GAAP	$ 50.9	$ 3.5	$ 26.3	$ (43.7)	$ 37.0

	For the 44-day period ended January 31, 2004
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under
Canadian GAAP	$ (17.5)	$ 6.6	$ 5.3	$ (11.9)	$ (17.5)
Development costs	(0.8)	—	(8.2)	—	(9.0)
Accretion in carrying value of	0.5	—	—	—	0.5
redeemable preferred
shares
Total adjustments before the	(0.3)	—	(8.2)	—	(8.5)
following:
Income tax expense	(0.1)	—	(2.2)	—	(2.3)
(recovery)
Total adjustments	(0.2)	—	(6.0)	—	(6.2)
Net income (loss) under U.S.	(17.7)	6.6	(0.7)	(11.9)	(23.7)
GAAP
Change in cumulative translation	—	(2.0)	(0.3)	0.3	(2.0)
adjustment
Comprehensive income (loss)
under U.S. GAAP	$ (17.7)	$ 4.6	$ (1.0)	$ (11.6)	$ (25.7)

Reconciliation of the Predecessor Business Condensed Statements of Income and Other Comprehensive Income

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under
Canadian GAAP	$ 28.6	$ (22.3)	$ 28.8	$ (4.9)	$ 30.2
Development costs	0.5	—	(2.7)	—	(2.2)
Employee future benefits (a)	(0.6)	0.1	0.1	—	(0.4)
Foreign exchange contract (b)	12.5	—	(0.2)	—	12.3
Software costs	1.2	—	—	—	1.2
Total adjustments before
the following:	13.6	0.1	(2.8)	—	10.9
Income tax expense	4.2	—	(0.9)	—	3.3
Total adjustments	9.4	0.1	(1.9)	—	7.6
Net income (loss) under U.S.
GAAP	38.0	(22.2)	26.9	(4.9)	37.8
Minimum pension liability
adjustment, net of tax of
$6.1 million	(17.6)	0.5	2.9	—	(14.2)
Change in cumulative
translation adjustment	—	9.9	(0.6)	—	9.3
Comprehensive income
(loss) under U.S. GAAP	$ 20.4	$ (11.8)	$ 29.2	$ (4.9)	$ 32.9

	For the year ended January 31, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under
Canadian GAAP	$ 60.3	$ 20.9	$ 31.7	$ 1.9	$ 114.8
Development costs	0.3	—	(6.2)	—	(5.9)
Employee future benefits (a)	(0.9)	—	—	—	(0.9)
Foreign exchange
contracts (b)	31.6	—	0.1	—	31.7
Software costs	1.4	—	—	—	1.4
Total adjustments before
the following:	32.4	—	(6.1)	—	26.3
Income tax expense	10.6	—	(2.3)	—	8.3
Total adjustments	21.8	—	(3.8)	—	18.0
Net income (loss) under U.S.
GAAP	82.1	20.9	27.9	1.9	132.8
Change in cumulative
translation adjustment	—	(3.3)	17.8	—	14.5
Minimum pension liability
adjustment, net of tax of
$6.1 million	(9.2)	(0.4)	(2.9)	—	(12.5)
Comprehensive income
(loss) under U.S. GAAP	$ 72.9	$ 17.2	$ 42.8	$ 1.9	$ 134.8

Reconciliation of Condensed Statements of Cash Flows

The Company

For the 44-day
	For the year ended		period ended		For the year ended		For the 44-day period
	January 31, 2005		January 31, 2004		January 31, 2005		ended January 31, 2004
					Non-Guarantor		Non-Guarantor
	Parent		Parent		Subsidiaries		Subsidiaries
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash flows
from operating
activities	$ 138.9	$ 138.9	$ 65.5	$ 64.6	$ 38.2	$ 38.2	$ (14.8)	$ (23.2)
Cash flows
from investing
activities	$ 24.1	$ 24.1	$ (924.7)	$ (923.8)	$ (30.1)	$ (30.1)	$ (33.8)	$ (24.9)

Predecessor business

	For the 321-day				For the 321-day
	period ended		For the year ended		period ended		For the year ended
	December 18, 2003		January 31, 2003		December 18, 2003		January 31, 2003
					Non-Guarantor		Non-Guarantor
	Parent		Parent		Subsidiaries		Subsidiaries
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash flows
from operating
activities	$ (84.2)	$ (84.2)	$ 154.6	$ 154.1	$ 89.4	$ 84.7	$ 77.8	$ 69.8
Cash flows
from investing
activities	$ (38.9)	$ (38.9)	$ (43.8)	$ (43.3)	$ (28.3)	$ (23.6)	$ (50.3)	$ (42.3)

32. SUBSEQUENT EVENT

Repayment of long-term debt

On February 9, 2005, the Company voluntarily fully repaid, without penalty, the U.S. $280 million term loan facility under the Term Facilities. The U.S. $280 million Term Facilities has been replaced by a new term loan facility of U.S. $50 million, under an amended and restated Senior Secured Credit Facilities, which will mature January 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this amended annual report on its behalf.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By: / s / JOSÉ BOISJOLI
Name: José Boisjoli
Title: President and Chief Executive Officer

Date: August 31, 2005

ITEM 19- EXHIBITS

The following documents are filed as exhibits for the Amended Annual Report on Form 20-F/A:

Exhibit No.	Description

12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350

12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

13.1	Certification of Chief Executive Officer Pursuant Section 906 of the Sarbanes-Oxley Act

13.2	Certification of Chief Financial Officer Pursuant Section 906 of the Sarbanes-Oxley Act

Exhibit 12.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, José Boisjoli, certify that:

  I have reviewed this amended annual report on Form 20-F/A of Bombardier Recreational Products Inc.;

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

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an amended annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

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

Date: August 31, 2005

Exhibit 12.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Louis Morin, certify that:

  I have reviewed this amended annual report on Form 20-F/A of Bombardier Recreational Products Inc;

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

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an amended annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

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

Date:August 31, 2005

Exhibit 13.1

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

  This Amended Annual Report on Form 20-F/A of the Company for the fiscal year ended January 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOSÉ BOISJOLI
José Boisjoli
President and Chief Executive Officer

Date: August 31, 2005

Exhibit 13.2

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Louis Morin, Chief Financial Officer of Bombardier Recreational Products Inc. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

  This Amended Annual Report on Form 20-F/A of the Company for the fiscal year ended January 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LOUIS MORIN
Louis Morin
Chief Financial Officer

Date: August 31, 2005