Form 20-F
period 2006-01-31
Bombardier Recreational Products Inc.
filed 2006-05-01
CIK 1293916

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

For the Fiscal Year ended January 31, 2006

Commission file number 333-116582

Bombardier Recreational Products Inc.
(Bombardier Produits Récréatifs Inc.)
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of company or organisation)

726 St. Joseph Street, Valcourt, Quebec, Canada J0E 2L0
(450) 532-2211
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the Annual Report: One (1) Common Share as of January 31, 2006.

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: [   ]    No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes: [   ]   No: [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirement for the past 90 days.

Yes: [   ]   No: [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: [ ]	Accelerated filer: [ ]	Non-accelerated filer: [X]

Indicate by a check mark which financial statement item the Registrant has elected to follow.

Item 17: [X]   Item 18: [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

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

Forward-looking Statements

This annual report includes forward-looking statements regarding, among other things, the Company's plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent the Company's beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "believes," "estimates," "expects," "should," or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realise these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

  the Company's leverage and debt service obligations;

  restrictions under the Company's senior secured Amended and Restated Credit Agreement and the indenture governing the Company's Senior Subordinated Notes;

  the Company's ability to effectively compete and changes in competition or other trends in the industries in which it competes;

  the Company's ability to introduce new, or improve existing, products;

  acceptance by the Company's customers of new products it develops or acquires;

  changes in interest rates;

  changes in foreign currency valuations and economic conditions in the countries where the Company does business;

  the Company's failure to protect its trademarks, patents and other intellectual property rights;

  current and future litigation;

  changes in the price of raw materials; and

  interruptions in deliveries of raw materials or finished goods.

Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not intend, and does not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

INTRODUCTION

Bombardier Recreational Products Inc. (the "Company" or "BRP") is a leading designer, manufacturer and distributor of motorised recreational products worldwide. Prior to December 18, 2003, when BRP purchased Bombardier Inc.'s recreational products business for a total consideration of $806.3 million (the "Transactions"), BRP's business was operated as the recreational products division of Bombardier Inc.

BRP's business consists of a diversified portfolio of products. BRP has a leading share of the market for each of its established products: snowmobiles (the Ski-Doo brand in North America and the Ski-Doo and Lynx brands in Europe), personal watercraft (the Sea-Doo brand), and sport boats (the Sea-Doo brand). In 1998, the Company launched its product line for all terrain vehicles, or ATVs (the Bombardier ATV brand). In 2001, BRP also entered the market for outboard engines, by acquiring the Johnson and Evinrude brands and related assets from Outboard Marine Corporation. In addition, BRP, through its BRP-Rotax subsidiary, develops and markets Rotax engines for motorcycles, scooters, karts and small and ultra-light aircraft. The Company's products (and related parts and accessories) are distributed worldwide through approximately 1,750 powersports dealers, 2,190 marine dealers, and approximately 125 distributors.

BRP, incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier (J.A.B.) Inc. ("J.A.B." or the "Company's parent"). The Company's parent is primarily owned by Bain Capital Luxembourg Investments S.ar.L., the Caisse de Dépôt et Placement du Québec and the Beaudier Group (comprised of Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc.). Bain Capital Luxembourg Investments S.ar.L., the Caisse de Dépôt et Placement du Québec and the Beaudier Group are collectively referred to as the Sponsors (the "Sponsors").

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3- KEY INFORMATION

A. Selected financial data

	Predecessor Business			Successor		Successor
	Year	Year	321-day	44-day	Combined	Year	Year
	ended	ended	period ended	period ended	year ended	ended	ended
	January	January	December	January 31,	January 31,	January 31,	January 31,
(millions of Canadian dollars, except ratios)	31, 2002	31, 2003	18, 2003	2004	2004	2005	2006
Canadian GAAP						[Restated] (g)
Statement of Income Data:
Revenues(a)	$ 1,928.2	$ 2,383.4	$ 2,075.6	$ 333.5	$ 2,409.1	$ 2,451.3	$ 2,361.2
Cost of sales	1,486.7	1,828.0	1,678.1	307.4	1,985.5	2,039.9	1,875.8
Gross profit	441.5	555.4	397.5	26.1	423.6	411.4	485.4
Operating expenses
Selling and marketing	130.2	161.1	143.4	18.2	161.6	141.4	168.5
Research and development	97.3	103.2	94.4	12.9	107.3	108.1	97.3
General and administrative	122.5	115.3	107.7	7.5	115.2	120.6	129.9
Other charges and (income)
Restructuring	—	—	—	—	—	26.5	—
Impairment loss	—	—	—	—	—	12.1	—
Curtailment gain	—	—	—	—	—	(23.7)	—
Total operating expenses	350.0	379.6	345.5	38.6	384.1	385.0	395.7
Operating profit (loss) from continuing operations	91.5	175.8	52.0	(12.5)	39.5	26.4	89.7
Financing costs	4.3	12.6	6.5	7.0	13.5	60.4	34.0
Accretion in carrying value and loss on early redemption of preferred shares	—	—	—	0.5	0.5	9.4	—
Loss (gain) on disposal of property plant and equipment and assets held for sale	—	—	(1.4)	—	(1.4)	0.7	(1.4)
Foreign exchange loss (gain)	—	—	5.2	2.8	8.0	(68.9)	(23.5)
Income (loss) from continuing operations before income taxes	87.2	163.2	41.7	(22.8)	18.9	24.8	80.6
Income tax expense (recovery)	22.1	49.3	13.9	(5.7)	8.2	(7.0)	19.0
Income (loss) from continuing operations	65.1	113.9	27.8	(17.1)	10.7	31.8	61.6
Income (loss) from discontinued operations, net of taxes	1.5	0.9	2.4	(0.4)	2.0	(3.3)	—
Net income (loss)	$ 66.6	$ 114.8	$ 30.2	$ (17.5)	$ 12.7	$ 28.5	$ 61.6

Other Operating Data:
EBITDA (b)	$ 160.1	$ 272.1	$ 138.9	$ (1.2)	$ 137.7	$ 214.7	$217.5
Depreciation and amortisation	68.6	96.3	90.7	14.1	104.8	120.1	102.9
Additions to property, plant and equipment	194.3	97.3	73.2	21.0	94.2	70.1	82.8
Cash flows provided by (used in):
Operating activities	185.6	195.9	(77.3)	82.8	—	193.2	146.3
Investing activities	(359.0)	(96.0)	(72.3)	(778.2)	—	(46.6)	(83.8)
Financing activities	192.7	(118.2)	247.6	895.9	—	(181.0)	(154.5)

	Predecessor Business			Successor		Successor
					Combined
	Year	Year	321-day	44-day	year	Year	Year
	ended	ended	period ended	period ended	ended	ended	ended
January 31,		January	December	January 31,	January	January 31,	January
(millions of Canadian dollars, except ratios)	2002	31, 2003	18, 2003	2004	31, 2004	2005	31, 2006
Balance Sheet Data (at end of						[Restated] (g)
period):
Cash	$ 17.0	$ 28.7	$ 140.2	$ 196.2	$ 196.2	$ 150.3	$ 50.9
Working capital (c)	(282.4)	(280.8)	171.8	210.8	210.8	(20.5)	40.9
Total assets	1,127.7	1,134.9	1,328.5	1,821.1	1,821.1	1,548.7	1,306.3
Total long-term debt(d)	5.9	3.5	3.9	640.0	640.0	396.7	230.6
Redeemable preferred shares	—	—	—	43.2	43.2	—	—
Capital stock	—	—	—	304.5	304.5	364.4	365.6
Total net equity	178.1	170.2	577.8	289.0	289.0	364.0	377.5

US GAAP
Statement of Income Data:
Net income (loss)	$ 53.4	$ 132.8	$ 37.8	$ (23.7)	$ 14.1	$ 40.0	$ 72.7
Other Operating Data:
EBITDA (b) (e)	138.5	295.7	147.3	(10.0)	137.3	224.1	227.0
Balance Sheet Data (at end of period):
Total assets	1,129.0	1,152.0	1,357.0	1,814.4	1,814.4	1,562.5	1,336.9
Total long-term debt (d)	13.7	12.5	12.5	640.0	640.0	396.7	230.6
Total net equity (f)	136.4	130.5	531.2	325.5	325.5	372.1	388.4

a.  Effective February 1, 2002, the predecessor business prospectively adopted the requirements of EITF Issue 01-09 when accounting for sales promotions and incentive programs. Under the new method, estimated sales promotion and incentive expenses are generally provided for at the later of revenue recognition or the announcement of sales promotion and incentive programs. Prior to the year ended January 31, 2003, these sales promotions and incentive programs were provided for at the time that management determined that the sales promotions and incentives were necessary, which was generally before the announcement to customers.

b.  EBITDA represents income from continuing operations plus income tax expense (recovery), interest expense (income), including amortisation of deferred financing costs, accretion in carrying value of redeemable preferred shares (which is considered interest expense under Canadian GAAP) and depreciation and amortisation. The Company presents EBITDA because it believes it provides useful information about its ability to service and incur debt. EBITDA is not an alternative to net income nor does it represent cash flow from operations as defined by either Canadian GAAP or U.S. GAAP, collectively, GAAP, and the Company does not suggest that readers consider it is an indicator of operating performance or an alternative to operating cash flow or net income (as measured by GAAP) or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Furthermore, since EBITDA is not defined by GAAP, it may not be calculated on the same basis as other similarly titled measures of other companies. The following table represents a reconciliation from income from continuing operations (a GAAP measure) to EBITDA:

	Predecessor Business			Successor		Successor
			321-day	44-day	Combined
	Year	Year	period	period	year	Year	Year
	ended	ended	ended	ended	ended	ended	ended
	January 31,	January 31,	December	January 31,	January	January	January
(millions of Canadian dollars, except ratios)	2002	2003	18, 2003	2004	31, 2004	31, 2005	31, 2006
						[Restated](g)
Income (loss) from continuing operations	$ 65.1	$ 113.9	$ 27.8	$ (17.1)	$ 10.7	$ 31.8	$ 61.6
Financing cost	4.3	12.6	6.5	7.0	13.5	60.4	34.0
Accretion in carrying value and loss on early redemption of preferred shares	—	—	—	0.5	0.5	9.4	—
Income tax expense (recovery)	22.1	49.3	13.9	(5.7)	8.2	(7.0)	19.0
Depreciation and amortisation	68.6	96.3	90.7	14.1	104.8	120.1	102.9
EBITDA	$ 160.1	$ 272.1	$ 138.9	$ (1.2)	$ 137.7	$ 214.7	$ 217.5

c.  Represents total current assets less total current liabilities.

d.  In January 2005, the Company voluntarily repaid, without penalty, U.S.$158.3 million (approximately $193.0 million) of the Term Facilities and shortly thereafter, on February 9, 2005, fully repaid the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) of the Term Facilities. The U.S.$280 million Term Facilities has been replaced with a new Term Facility of U.S.$50.0 million. On January 31, 2006, the Company fully repaid, without penalty, the new Term Facility.

e.  The following is a reconciliation of EBITDA from Canadian GAAP to US GAAP:

	Predecessor Business			Successor		Successor
				44-day
	Year	Year	321-day	period	Combined	Year	Year
	ended	ended	period ended	ended	year ended	ended	ended
	January	January	December 18,	January 31,	January 31,	January	January
(millions of Canadian dollars, except ratios)	31, 2002	31, 2003	2003	2004	2004	31, 2005	31, 2006
						[Restated]
						(g)
EBITDA (Canadian
GAAP)	$ 160.1	$ 272.1	$ 138.9	$ (1.2)	$ 137.7	$ 214.7	$ 217.5
Adjustments: (i)
Development costs capitalised	(9.5)	(8.6)	(4.7)	(9.3)	(14.0)	—	—
Foreign exchange loss from reduction in net investment in a foreign entity	—	—	—	—	—	—	9.5
Accretion in carrying value and loss on early redemption of preferred share	—	—	—	0.5	0.5	9.4	—
Pension expense	(0.5)	(0.9)	(0.4)	—	(0.4)	—	—
Software cost capitalised	1.5	1.4	1.2	—	1.2	—	—
Unrealised gains (losses) on foreign exchange contracts	(13.1)	31.7	12.3	—	12.3	—	—
EBITDA (US GAAP)(ii)	$ 138.5	$ 295.7	$ 147.3	$ (10.0)	$ 137.3	$ 224.1	$ 227.0

(i)  See Note Significant Difference Between Canadian and US GAAP to the audited consolidated financial statements of the Company's included elsewhere in this annual report.

(ii) EBITDA includes $8.2 million, $13.2 million, $10.0 million, $1.2 million, $11.2 million, $8.6 million and $4.7 million of research and development tax credits for the fiscal years ended January 31, 2002 and 2003, the 321-day period ended December 18, 2003, the 44-day period ended January 31, 2004, the combined year ended January 31, 2004 and the years ended January 31, 2005, and 2006 respectively, which the Company includes as a reduction in its research and development expenses, as opposed to a reduction in its income tax expense.

f.  Total net equity under U.S. GAAP includes accumulated other accumulated comprehensive income (loss) of $(12.3) million, $(10.3) million, $(15.2) million, $2.0 million, $(1.0) million and $(59.0) million as of January 31, 2002 and 2003, December 18, 2003, January 31, 2004, 2005 and 2006.

g.  On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with Canadian and U.S. GAAP for those derivatives that had a fair value other than zero on February 1st, 2004, the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a consequence, the Company was not permitted to defer the recognition of the change in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings and related notes for the year ended January 31, 2005 have been restated.

B. Capitalisation and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

The following are significant risk factors known to BRP that could materially adversely affect the Company's business, financial condition, or operating results. BRP's annual and quarterly financial results may be subject to significant fluctuations depending on those factors, many of which are beyond its control.

BRP has restrictive covenants which could limit its activities.

As of January 31, 2006, the Company and its subsidiaries had $228.0 million (U.S.$200 million) of senior subordinated debt outstanding. The indenture relating to the notes and BRP's senior secured Amended and Restated Credit Agreement contain debt covenants which may limit its ability to engage in activities that could otherwise benefit BRP, including restrictions on its ability to:

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

  sell assets;

  transact with affiliates; and

  alter the business that it conducts.

BRP's senior secured Amended and Restated Credit Agreement also contains financial covenants such as a maximum leverage ratio and a minimum interest coverage. Although the Company believes none of these covenants are presently restrictive of its operations, its ability to meet the financial covenants can be affected by events beyond its control.

The Company may incur additional debt, which may contain additional and more limiting terms, which could have significant consequences to the Company.

BRP's ability to meet its obligations depends on its future performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets where it operates and pressure from competitors. The Company cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If BRP does not have enough liquidity, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. BRP cannot guarantee that it will be able to do so on terms acceptable to it, if at all. In addition, the terms of existing or future debt agreements, may restrict it from pursuing any of these alternatives.

BRP's floorplan, factoring and securitisation arrangements subject the Company to risks associated with dealer defaults and insufficient liquidity.

BRP is party to written agreements with financing companies that provide financing for purchases of many of its products by dealers that meet the credit and other requirements of such financing companies. When a dealer purchases a product using dealer financing (also known as floorplan financing arrangements), BRP receives payment from the financing company soon after shipment to the dealer. If BRP is not able to maintain this sort of dealer financing on acceptable terms, BRP's dealers will have to pay cash or obtain independent financing to purchase the Company's products and consequently, may buy fewer products from BRP.

These financing agreements require BRP to purchase from the financing company of any new and unused product if dealers default on their obligations. As a result, if one or more of BRP's dealers defaults and the Company is required to purchase inventory repossessed by the financing companies, any funds used for this purpose will not be available to operate the Company's business. Performance under the obligation to acquire new and unused products repossessed would likely be required at times when the market for BRP products is depressed or not in season, which would limit its ability to resell the units and could have a material adverse effect on its financial position. The majority of such obligations to purchase new and unused products are subject to a cap.

Additionally, certain of BRP's factoring agreements under which BRP sells receivables to third parties, and certain floorplan agreements, are terminable by the other party on short notice. In the event a financing company terminates its arrangements with BRP, the Company may not have an adequate amount of time to find replacement financing on comparable terms or at all. In the absence of these arrangements, BRP would have to self-finance the sales of its products, the result of which would be an increase in the Company's working capital needs. BRP may not be in a financial position to provide self-financing, and, if it did, it could have a negative impact on its short-term liquidity.

BRP operates in a highly competitive industry, which may adversely affect its results of operations or its ability to expand its businesses.

The industry in which BRP operates is highly competitive and BRP has a number of significant competitors in each of its markets. Some of its competitors are more diversified, have less debt and have financial and marketing resources which are substantially greater than BRP's. To continue to remain competitive, the Company will need to develop new products, and improve its existing ones. The mature nature of its markets means that actions by its competitors to increase their market share such as lowering their prices, increasing the advertising and promotion of their products, improving their distribution network or introducing innovative products could hurt its sales or profits. BRP may not be able to maintain its competitive position or profitability within its markets.

BRP relies on dealers to distribute its products, the loss of which could decrease its profitability.

Certain of BRP's competitors have recently signed co-distribution agreements, granting access to each other's dealer base. These agreements, combined with efforts by BRP's competitors to increase their influence within dealerships common to BRP, could substantially reduce BRP's presence within these dealerships. If BRP is not able to sustain its dealer base with a strong value proposition, its profitability could decrease.

Also, particularly with respect to marine engines, BRP depends on relationships with boat builders who equip their boats with BRP marine outboard engines. If BRP's competitors continue to increase their influence on such boat builders through aggressive strategies such as exclusive arrangements or acquisitions, BRP's profitability may suffer.

If BRP is unable to meet consumers' needs by timely developing new products or improving upon its existing products, its future profitability could be negatively affected.

BRP's business is subject to changes in consumer preferences. The Company believes that its future success depends, in part, on its ability to develop on a timely basis new technologically advanced products or improve upon its existing products in innovative ways that meet or exceed appropriate industry standards. Maintaining its market position will require the Company to continue to invest in research and development and sales and marketing. Industry standards, customer expectations or other products may emerge that could render one or more of its products less desirable. The Company may not have sufficient resources to make necessary investments or it may be unable to make the technological advances necessary to develop new products or improve its existing products to maintain its market position. Furthermore, there can be no assurance that interest in BRP's products will continue to grow, or that it will be able to sustain current levels of production and sales, or to increase such levels.

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

BRP may not be able to execute its growth strategy, which could negatively affect its profitability.

Part of BRP's strategy is to continue to gain market share by leveraging the strength of its brands in existing markets and expanding its development expertise into new markets, and to grow internationally. Many factors, such as innovation, economic conditions, weather conditions and trends, consumer demand and BRP's competitors' abilities to achieve similar goals, will impact whether or not it is able to execute its growth strategy. Additionally, many of the markets in which BRP currently operates have either remained flat or declined over time. If BRP is not able to gain additional market share, expand into new markets and/or increase its presence internationally, its operating results may be materially harmed.

Unfavourable weather conditions could hurt BRP's sales, increase its inventory levels and reduce its profitability.

As a manufacturer of outdoor motorised equipment, BRP's sales, inventory levels and resulting profitability are affected by weather conditions. For example, lack or timing of snowfall in any year in any particular region of the United States, Canada or Europe may adversely affect retail sales of snowmobiles in that region. In addition, sales of personal watercraft and sport boats may be affected by increased rain during the summer. Further, sales of parts and accessories for BRP products are also influenced by weather conditions.

A downturn in general economic or business conditions, could adversely affect the Company's business and prospects.

Most of BRP's products are considered to be discretionary purchases by its customers. Therefore sales of these products tend to decline during periods of economic uncertainty where consumer confidence is lower as a result of factors such as volatile fuel prices. Accordingly, any significant decline in general economic conditions, including uncertainty regarding future economic prospects, could have a material adverse effect on the Company's business, financial condition and results of operations.

BRP's future growth increasingly depends on its business performance in markets outside of North America, which are less predictable and controllable.

BRP derives its revenues from more than 85 countries outside of North America. The business environments in these international markets are not as well known by BRP and can change rapidly due to the diversity of their respective economic, political and social factors. Those factors include political and economic instability, changes to trade tariffs as well as to applicable tax laws. BRP's inability to accurately predict or control these factors due to its relative inexperience in those markets could affect its profitability.

Fluctuations in the value of the Canadian dollar in relation to other currencies may lead to lower revenues and earnings.

Exchange rate fluctuations could have an adverse effect on BRP's results of operations. The majority of the Company's revenue and debt is in U.S. dollars while the majority of its sales and operating expenses is in Canadian dollars and the Euros. A portion of BRP's sales and operating expenses are in other currencies, including the Australian dollar, the Norwegian Kroner and Swedish Krona. Generally, sales made outside Canada are denominated in the currency of the country in which the sale is made, and this currency could become less valuable when converted into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could lead to increased prices to customers outside Canada, or could result in lower revenues for BRP, on a Canadian dollar basis, from such customers.

If BRP is unable to protect its intellectual property rights or further develop its existing technologies, brands and marks, or if BRP's competitors develop and patent equivalent or superior technologies for products competing against its own, BRP's competitive position may be harmed.

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

Monitoring the unauthorised use of the Company's intellectual property is difficult, and the steps taken may not prevent unauthorised use by others. The failure to adequately build, maintain and enforce the Company's intellectual property portfolio could impair the strength of its product attractiveness and its brand recognition, and harm its competitive position.

Product liability and recall claims may materially affect BRP's financial condition and damage its reputation.

BRP is engaged in a business which exposes it to product liability claims in the event its products actually or allegedly fail to perform as expected or the use of its products results, or is alleged to result, in property damage, personal injury or death. BRP has approximately 50 pending product liability cases. With respect to product liability claims which arise as a result of personal injury or property damage that occurred prior to the consummation of the Transactions (approximately 80% of the pending product liability cases), Bombardier Inc. agreed to indemnify BRP for certain amounts. Claims may arise in the future in excess of BRP's indemnities and insurance coverage. In the future, BRP may not be able to adequately insure its product liability risk or the cost of doing so may be prohibitive. Adverse determination of material product liability claims made against BRP could have a material adverse effect on its financial condition and harm the Company's reputation.

BRP has been the subject of numerous lawsuits for product liability claims related to (i) fuel tanks for certain of its personal watercraft which were the subject of a recall, (ii) the steering design of personal watercraft, and (iii) its Rotax small and ultra-light aircraft engines, and anticipates future suits of this or similar nature. These and other claims BRP faces could be costly to the Company and require substantial management attention.

In addition, if any of the Company's products are, or are alleged to be, defective, BRP may be required to participate in a recall of that product if the defect or alleged defect relates to safety.

Compliance with existing and changing environmental and safety laws and regulations could increase the Company's costs or restrict its business.

The Company is subject to extensive environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Environmental risks and liabilities are inherent in many of the Company's manufacturing operations and products. Future environmental liabilities may occur or environmental damages may result in future liabilities due to prior or present practices. From time to time, BRP has incurred and continues to incur costs and obligations related to environmental compliance matters. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of additional liabilities or restrictions. Potential liabilities resulting from past or present practices cannot be estimated at this time and may be significant. Further, BRP has from time to time acquired other businesses or entities and it may be subject to claims based on successor liability with respect to the prior activities of entities or businesses it acquired.

Additionally, changes in environmental or other laws could require extensive changes in BRP's operations or to its products. BRP cannot anticipate what the costs of compliance with these changes might be. New engine emission regulations are being phased in through the year 2010 by the U.S. federal government, the State of California, the Canadian government and the European Union.

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

Certain groups have made efforts to have legislation passed that would restrict access by motorised recreational vehicles to certain public lakes, parks and other areas. A reduction in the number of areas in which BRP's products can be used may result in a reduction in BRP's sales and could have a material adverse effect on its business, financial condition or results of operations.

BRP relies on third parties to supply materials, components and, in some instances, its products, and their failure to supply them timely and in accordance with BRP's quality standards could adversely affect BRP's sales or reputation and increase its costs.

Some important components of BRP products are sourced from only one or two suppliers and in some instances BRP has entered into relationships whereby a third-party manufacturer supplies the Company with the finished product BRP sells. If these suppliers ceased doing business with, decreased their supply to, or failed to timely supply BRP, it may be unable to find satisfactory alternative sources in time or at all. This could interrupt BRP's production, hurt its sales or increase its costs.

Changes in the availability or cost of raw material used to manufacture components or products for BRP may also negatively impact BRP's ability to timely deliver its products, or increase its costs.

BRP also enters into manufacturing agreements with third parties to produce some of its products and related components, which it markets under its brand names. BRP has less control over the quality of production of these products. Similarly, in return for royalties, BRP licenses some of its trademarks to third parties that manufacture and sell their products under the Sea-Doo or Ski-Doo name, for example. As all of these products carry BRP's name or trademarks, any manufacturing defects would be associated with BRP and may harm its reputation and sales.

BRP is increasingly sourcing its materials, components and sometimes products from suppliers in low-cost countries, which are generally located far away from the Company's main production facilities. Doing business with such suppliers involves additional risks with respect to the quality and timely delivery of the sourced goods.

BRP may be unable to match its production to future demand, which could affect its sales or profitability.

BRP plans annual production levels and long-term product development and introductions based on anticipated demand. The Company relies on its market assessment and feedback from its dealers to anticipate the future volumes of purchase orders. Changes in product demand or delays in product delivery by BRP could impair its ability to achieve sales goals or maintain profitability.

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

BRP's employees in Austria and Finland are members of a union in their respective countries. While the Company has positive labour relations in these and its other locations, it has little control over the labour laws, national collective bargaining agreements or union activities and could face difficulties in the future. Failure to reach agreements with employee representatives regarding work conditions may affect BRP's competitiveness.

ITEM 4- INFORMATION ON THE COMPANY

A. History and development of the Company

BRP's History

Bombardier Recreational Products Inc. was incorporated under the laws of Canada on November 3, 2003 and is a wholly owned subsidiary of J.A.B., also incorporated under the laws of Canada. Prior to December 18, 2003, BRP's business was operated as the recreational products division of Bombardier Inc.

The recreational products division of Bombardier Inc. was the founding business on which that company expanded into a world leader in transportation products. In 1937, Joseph-Armand Bombardier developed a vehicle with steerable skis in front of a set of tracks that could travel across snow. Bombardier Inc. was founded in 1942 to manufacture this tracked vehicle and later produced what became the modern snowmobile. The first Ski-Doo snowmobile was launched in 1959. Thereafter, the recreational products division was expanded to other recreational motorised products, including the Sea-Doo personal watercraft in 1968, Sea-Doo sport boat in 1994, and ATV in 1998. Bombardier Inc. also made key acquisitions that complemented its recreational product business, including the acquisition in 1970 of the Austrian company that manufactured Rotax engines, the acquisition of the Lynx brand snowmobile in 1988 and the acquisition of the Johnson and Evinrude outboard engine brands and related assets in 2001.

On December 18, 2003, BRP purchased Bombardier Inc.'s recreational products business, and shortly thereafter disposed of its utility vehicle business.

B. Business overview

BRP operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology, distribution and marketing strategies.

The powersports segment designs, develops, manufactures and sells snowmobiles, personal watercraft, all-terrain vehicles, sport boats and Rotax engines. Powersports products are sold mainly through a network of independent dealers and distributors.

The marine engines segment designs, develops, manufactures and sells outboard engines available across three technologies: 2-stroke carbureted, 2-stroke direct injection and 4-stroke technology. Marine engines products are sold directly to boat builders or through a network of independent dealers and distributors.

Powersports Segment

The Company's powersports segment includes its snowmobile, personal watercraft, ATV, sport boat and engine businesses, including any related parts, accessories and clothing operations. During the fiscal year ended January 31, 2006, the Company's powersports segment generated revenues of approximately $1,875.3 million.

Snowmobiles. The Company's founder, Joseph-Armand Bombardier, introduced the first modern day snowmobile in 1959. BRP currently produces a line of products marketed under the Ski-Doo brand name in North America and Europe and the Lynx brand name in Europe. The International Snowmobile Manufacturer's Association estimates that the size of the snowmobile market in North America was approximately U.S.$1.2 billion in model year 2005. BRP leads this market as well as the European market for the number of units retailed in model year 2005. The Company attributes its success in these markets to its product performance and innovation and its broad distribution network. BRP's products have been recognised with industry-related and other awards for many years. In model year 2003, BRP released the REV platform, which changed the rider's position on the sled, improving manoeuvrability and comfort. Widespread market acceptance of the design helped BRP to continually increase its North American market share from model year 2002 to model year 2006. The Company's distribution network in North America consists of approximately 800 dealers.

The Company believes snowmobile sales are affected by timing and quantity of snowfall. From 1994 to 1998, snowfall was above 20-year average levels in the U.S. and industry unit sales increased by approximately 9% per year during that period. The Company believes that the above average snowfall contributed to an acceleration of sales in these years that would have otherwise been made after 1998. Because of this trend and several subsequent years of below average snowfall, U.S. industry unit sales experienced a compounded annual decrease of approximately 6.5% from model year 1999 to model year 2005. Despite these negative trends, BRP was able to maintain its level of retail sales of retail units from model year 2002 to model year 2005.

Due to BRP's more than 45-year presence in the industry and its market leadership, the Company has a large installed base of snowmobiles. Through the sale of related parts, accessories and clothing, this installed base generates a recurring stream of revenues.

BRP produces a broad line of snowmobiles, consisting of 19 different models, marketed under the Ski-Doo brand name in North America and Europe and the Lynx brand name in Europe. This broad product offering allows the Company to successfully compete in all segments of the snowmobile market. BRP's snowmobiles offer a wide range of standard and optional features that enhance their operation, riding comfort and performance. BRP also introduces new models every year and its leadership in innovation, technology, style and performance has been recognised through numerous industry honours and awards.

The REV platform continues to contribute toward maintaining BRP's leadership position within this market place. This design positions the snowmobile driver 12 inches forward, creating a smoother ride and improving manoeuvrability. The REV has enjoyed considerable success on the racing circuit, winning many races during the 2005-2006 racing season, including the SnoCross event of the 2006 X-Games and major HillCross events. For model year 2007, BRP has expanded its lighter RF platform which is targeted at bringing new people into the sport, introduced a new engine called the "V-800," and launched more racing-inspired packages based on the popular REV platform.

The Company's 2007 Ski-Doo models carry suggested retail prices ranging from U.S.$4,099 - U.S.$12,249 (excluding the Mini Z model which retails for U.S.$2,199) for the U.S. market. The Company's Lynx models carry suggested retail prices which are slightly higher. BRP also generates revenue from the sale of parts, accessories and clothing related to its snowmobile products. The Company's clothing reflects the Ski-Doo and Lynx brands for snowmobile enthusiasts who value having clothing with colors and designs to match their sleds.

Personal Watercraft. BRP introduced the first sit-down personal watercraft in 1968. BRP currently produces a line of personal watercraft marketed under the Sea-Doo brand name. The National Marine Manufacturer Association, or NMMA, estimates the U.S. retail market was more than U.S.$725.0 million for model year 2004. BRP has led this market for several years, in part due to its product performance and innovation as well as its broad dealer network. The Company's products have been recognised with industry-related and other awards for many years. In model year 2004, BRP introduced an "inter-cooled supercharged" version of its 4-TEC engine in the Sea-Doo RXP, which at 215hp is the industry's most powerful personal watercraft. BRP believes its customers are attracted to personal watercraft with 4-TEC engines due to their performance, lower emissions and sound levels. BRP's distribution network in North America consists of approximately 860 dealers.

During the mid-1990s, personal watercraft use gained popularity. The large number of new users created problems with safety and pollution. This resulted in more regulatory scrutiny, with several bans and restrictions proposed against the use of personal watercraft. Due in part to this increased regulatory activity, new unit sales across the industry declined approximately 14% annually from model year 1995 to model year 2001 in the United States. Today's personal watercraft have significantly improved noise control and emissions standards, and the market appears to be stabilising. The active regulatory environment has also eased with several favourable rulings at important water destinations in the United States. The Company expects the market to be relatively stable going forward.

BRP produces a line of personal watercraft, consisting of 11 different models. BRP also generates revenue from the sale of parts, accessories and clothing related to these products, which sales are driven mainly by the existing fleet of personal watercraft sold in current and past seasons and are recurring in nature.

In model year 2006, BRP introduced the 2006 Sea-Doo GTI, the latest model in the recreation segment using the Rotax 4-TEC engine platform. The 130-hp GTI received the "3-Star Ultra-Low Emission" certification from the California Air Resources Board (CARB) for 2006. BRP's 2006 Sea-Doo models carry suggested retail prices ranging from U.S.$7,599 - U.S.$13,299 for the U.S. market.

All-terrain Vehicles. The first 3-wheel ATV product was introduced in North America in 1971, and the modern 4-wheel ATV was introduced during the late 1980s. Since that time, the North American market has expanded each year. The Motorcycle Industry Council estimates the U.S. retail market for ATVs was approximately U.S.$4.2 billion in 2005. BRP believes that, similar to other consumer product categories that have experienced rapid growth, the ATV market will contract and then stabilise over the next few years. BRP began producing a limited line of ATVs in 1998 to leverage its manufacturing facilities, technology and dealer network. Since that time, BRP has expanded its ATV product lines and currently focuses on three main segments: the recreation-utility segment, the sport segment and the youth vehicle segment. The Company's products have been recognised with industry awards. The Company's distribution network in North America consists of approximately 1,100 dealers.

In 2002, BRP was the first company to introduce a two-rider ATV. The response from the specialised press, dealers and customers has been extremely positive. BRP's ATVs also have been recognised with many industry honours and awards. For example, each available Outlander model has been named "ATV of the Year" in its respective engine class: Outlander 400 HO in 2003, Outlander 800 HO EFI in 2005 and Outlander 650 HO EFI in 2006.

The 2006 ATV models carry suggested retail prices ranging from U.S.$3,299 - U.S.$10,199 (excluding the youth models, which retail between U.S.$1,799 - U.S.$2,399) for the U.S. market.

Sport Boats. BRP entered the recreational boating industry in 1994 as an extension of its already successful personal watercraft business. It currently produces a line of sport boats marketed under the Sea-Doo brand name. Sport boats occupy a specific niche in the market, representing motorised boats that use jet power rather than conventional propeller propulsion. Compared to conventional boats, sport boats provide superior acceleration and handling, increased safety for swimmers and marine wildlife, and better accessibility to shallow waters. The U.S. sport boat retail market was estimated by the NMMA to be approximately U.S.$130.4 million in 2004. According to Statistical Surveys, Incorporated, BRP leads the sport boat market in North America. The Company's distribution network in North America consists of approximately 355 dealers.

BRP's model year 2006 line-up consists of nine different models. BRP's sport boats are available in the musclecraft segment, with the Sportster and Speedster platforms, the luxury performance segment with the Utopia platform, the recreational segment, with the Challenger and Islandia platforms, and the sport segment with the Speedster WAKE platform. BRP's sport boats have received many industry honours and awards.

For the 2006 season, BRP announced that all of its 2006 Sea-Doo sport boats will come equipped with Rotax 4-TEC engines. BRP also launched the Speedster WAKE model, specifically designed for wakeboarding. BRP's sport boats carry suggested retail prices ranging from U.S.$15,499 to U.S.$42,499 for the U.S. market.

Engines. The Company manufactures engines for a broad array of vehicles and equipment under the Rotax brand name. Rotax engines are used in Ski-Doo and Lynx snowmobiles, Sea-Doo personal watercraft and sport boats, and Bombardier ATVs, as well as in other manufacturers' motorcycles, scooters, karts and small and ultra-light aircraft.

  Motorcycle and Scooter Engines. The Company develops and produces motorcycle and scooter engines. Motorcycle engines represented over 74% of engine units sold to third-parties in fiscal year 2006. The Company has long-standing relationships whereby it produces engines for BMW and Aprilia motorcycles and manufactures small engines for two-wheelers produced by Aprilia (now owned by Piaggio).

  Aircraft. The Company is a leading developer and supplier of engines for small and ultra-light aircraft.

  Kart. The Company has been developing and manufacturing engines for kart racing since 1983, and in 1997 entered the recreational karting market segment.

During fiscal year 2006, BRP and Petroliam Nasional Bhd (Petronas), the national oil and gas company of Malaysia, signed a Joint Development Agreement for the development of high performance engines.

Marine Engines Segment

The Company's marine engines segment covers outboard engines available across three technologies: 2-stroke carbureted 2-stroke direct injection and 4-stroke technology and includes any related parts, accessories and clothing operations. During the fiscal year ended January 31, 2006, the Company's marine engines segment generated revenues of approximately $540.0 million.

The NMMA estimated the U.S. outboard engine retail market to be approximately U.S.$2.9 billion in calendar year 2004 and it further observed that over the past several years, the industry continued to experience a shift toward 2-stroke direct injected (DI) and 4-stroke engines, away from traditional 2-stroke carbureted engines. According to the NMMA, DI and 4-strokes further strengthened their dominance in calendar year 2005, capturing a 79.2% share of US wholesale shipments, up from 65.3% in 2004 and 60.2% in 2003. While emissions standards initially prompted this shift, these technologies continue to gain momentum due to the elimination or reduction in carbureted engine offerings by several manufacturers, in addition to actual and perceived advantages over carbureted technology. These include, but are not limited to, emissions, fuel efficiency and noise. BRP, under the Evinrude brand, has the most extensive line-up of 2-stroke DI engines.

In model year 2006, BRP's focus for outboard engines shifted almost completely to E-TEC, its 2-stroke direct injection technology, resulting in an increase in Evinrude engine market share. This increase is due in part to the addition of new E-TEC engine models to the existing line-up as well as the increasing awareness of this technology within the market place. Since BRP has deliberately limited its offerings of conventional 2-stroke and 4-stroke technology, its overall market share has slightly declined.

Due to the long history of the brands, there is a large installed base of Johnson and Evinrude outboard engines in the United States, which generates a recurring stream of revenues.

BRP's model year 2006 product line-up offers a range of outboard engines available across all three current technologies in the industry: Johnson 2-stroke carbureted and 4-stroke technology, and Evinrude 2-stroke direct injection and E-TEC direct injection technologies. Johnson-branded engines are targeted at consumers desiring conventional 2-stroke and 4-stroke technology, ranging from 3.5 hp to 225 hp. The Evinrude brand focuses on delivering new and innovative technology to consumers. In the model year 2006 product line-up, Evinrude 2-stroke direct injection and E-TEC engines are offered in 60 models in North America ranging from 40 hp to 250 hp. In addition, BRP's Evinrude E-TEC technology has won several industry-related and other awards, including the Clean Air Technology Excellence Award from the U.S. Environmental Protection Agency (EPA).

In model year 2006, BRP expanded the E-TEC line-up, launching V4 and 60-degree V6 models from 115hp to 200hp. These models have all the attributes of the smaller and larger platforms (40hp to 90hp and 90-degree V6 200hp to 250hp), including CARB "3-Star Ultra-Low Emission" certification, no scheduled dealer maintenance required for three years for recreational use and lower weights than comparable 4-stroke engines.

Related Parts and Accessories

BRP provides parts, accessories and clothing related to its powersports and marine engine products. Revenues from the sale of parts, accessories and clothing related to each segment are included in the results of operations for that segment. The parts BRP sells include consumables (e.g., oil), wearable components (e.g., spark plugs and transmission belts) and replacement parts (e.g., pistons and windshields), while the accessories it sells include products that enhance or modify vehicle functionality (e.g., second passenger seats, colored covers and racks). Parts and accessories sales are driven mainly by the installed base of vehicles sold in current and past seasons and are recurring in nature. Of the parts and accessories sold by the Company, many are components, gauges and other parts which are not available from another source. BRP also sells clothing, mainly in connection with its snowmobile and personal watercraft products, which reflects its brands and is designed with colors and logos to match its products. Finally, in exchange for royalties, the Company grants licenses to certain third-parties to use specific BRP trademarks in conjunction with the sale of approved products.

Manufacturing and Supply

The Company's manufacturing operations are conducted through eight manufacturing facilities worldwide. The Company's manufacturing facilities and their businesses and supplier relationships are described below. The manufacturing of most of the Company's parts, accessories and clothing products is outsourced.

Powersports. The Company's manufacturing facility in Valcourt, Québec produces Ski-Doo snowmobiles, Sea-Doo personal watercraft, Bombardier ATVs and related components. While ATV production is year-round, Valcourt maximises its utilisation by producing snowmobiles and personal watercraft in opposite seasons. However, in 2005, BRP announced its intention to transfer to Mexico the manufacturing and assembly of most of its ATVs and related engines, which transfer will be implemented over a three-year period. At Valcourt, the Company has identified specific core manufacturing competencies (including final assembly, aluminium forming and welding, steel forming and welding and painting) and has chosen outside vendors to provide other vehicle components. Valcourt's most significant supplier is the Company's BRP-Rotax unit. Most of Valcourt's other suppliers, which principally provide tracks, hulls, plastics, seats, and transmission components are generally located near the facility. In addition, in the last few years the Company entered into agreements with Taiwanese manufacturers, which produce entry-level or youth model ATVs and related parts for BRP. The Company may continue to look for opportunities to strengthen its presence in Europe in order to reinforce its growth, move closer to its clients and revitalise its competitiveness.

The Company's facility in Gunskirchen, Austria produces Rotax engines for BRP's snowmobiles, personal watercraft, sport boats and ATVs, as well as engines for other original equipment manufacturers of motorcycles, karts and small and ultra-light aircraft. Manufacturing operations are focused on engine assembly and machining of critical engine components. Most of BRP-Rotax's suppliers, which principally provide castings, electrical and mechanical components, are located in Europe.

The Company's manufacturing facility in Benton, Illinois produces sport boats. The Benton facility focuses on manufacturing fiberglass hulls and decks, as well as boat assembly. Benton's most significant supplier is BRP-Rotax. Most of Benton's other suppliers, which principally provide trailers, plastics, raw materials for fiberglass hulls and boat accessories, are located in the continental U.S.

The Company's Rovaniemi, Finland facility produces Lynx and certain models of Ski-Doo snowmobiles, and related components. This facility is focused on snowmobile final assembly, steel forming, and painting. Its most significant supplier is BRP-Rotax. To benefit from economies of scale and reduce tooling costs, it purchases several components in common with Valcourt. Most of Rovaniemi's other suppliers, which principally provide tracks, plastics, seats, and suspension components, are located near the facility, in continental Europe or in USA.

Marine Engines. BRP has consolidated machining and final assembly of outboard engines at facilities in Sturtevant, Wisconsin, in Juarez, Mexico and in Dongguan, China. Most of the outboard engine suppliers are located in the United States, with some suppliers located in Asia. BRP's agreement with a Japanese manufacturer to purchase 4-stroke engines that BRP sells under the Johnson brand name will expire in August 2006. While the Company is currently considering various options, it may be unable to find an adequate alternative supplier.

Distribution, Sales and Marketing

Distribution and Sales—Powersports

BRP distributes snowmobiles, personal watercraft and ATVs worldwide through a network of approximately 1,750 powersports dealers and 125 distributors. BRP also distributes sport boats through both powersports dealers and marine dealers throughout North America. In North America, BRP's dealers enter into dealer agreements with the Company pursuant to which the dealer is authorised to market specific product lines and is required to stock service parts and perform warranty and other services. Most of these contracts do not require a dealer to market the Company's products exclusively. Based on volume and other criteria, dealers become entitled to discounts, co-operative advertising and inventory financing. Outside of North America, BRP sells its powersports products through distributors, with the exception of France, Australia, Japan and Brazil where it sells through its own dealer network.

For snowmobiles, personal watercraft and sport boats, a majority of dealers place an annual order at dealer meetings held in February for Ski-Doo and in September for Sea-Doo. For ATVs, BRP takes biannual orders from dealers and on-going orders in between order periods. The dealership base for Ski-Doo and Sea-Doo is largely stable and composed of several dealers with whom BRP has enjoyed a longstanding relationship. For ATVs, which require much broader geographical coverage, BRP continues to enhance its current dealer base. To promote new dealerships and to service its existing dealer network, BRP employs district sales managers and regional sales managers throughout North America.

On October 1, 2005, BRP started selling its products directly in France through its own dealer network, and has opened a sales and marketing office in Aix-en-Provence. As the European market continues to grow, BRP has also established its European and International headquarters in Lausanne, Switzerland.

Distribution and Sales—Marine Engines

In North America, outboard engines are distributed through two channels: boat builders and independent marine dealers. The majority of new outboard-powered boats today are sold by boat builders to dealers as a package (boat plus outboard engine). BRP has entered into non-exclusive supply agreements with many independent boat builders. BRP agrees with boat builders on a non-binding target order volume for a model year, which allows it to plan production and the boat builder to plan for a certain level of discount. BRP also maintains established relationships with more than 2,190 independent outboard dealers (full-line and package only) to distribute Johnson and Evinrude products, including parts and accessories. Full-line dealers order products directly from the factory, while package dealers order boats with BRP's outboard engines but do not order outboard engines directly from BRP. Outside of North America, BRP's outboard engines are generally sold through marine distributors. BRP sells its engines to over 75 countries.

Marketing

BRP's marketing efforts are focused on two target customers: dealers/distributors and consumers. To attract dealers and distributors and provide incentives for retailing its products, BRP holds several dealer meetings, arranges for third-party inventory financing, makes available point-of-purchase material (including brochures, posters and stands), and offers targeted discounts and rebate programs and other incentives.

BRP reaches consumers directly by promoting its products using print advertising in industry press, user groups, websites, newspapers, and television advertising. BRP also participates in a number of sponsorship activities, and sponsors the Ski-Doo X-Team, a professional snowmobile racing team, as well as the Bombardier ATV racing team for the Dakar Rally event. The Company also sponsors Team Evinrude, a team comprised of fishing professionals who compete on professional circuits.

Competition

The Company's businesses are highly competitive. The Company competes domestically and internationally with individual producers as well as with vertically integrated manufacturers, some of which have resources greater than BRP has. Competition in such markets is based upon a number of factors, including brand loyalty, price, quality, reliability, styling, product innovations and features, and warranties. At the dealer level, competition is based on a number of factors including sales and marketing support programs (such as financing and co-operative advertising). In addition, BRP's products compete with many other recreational products and activities for the discretionary spending of consumers.

Powersports. BRP's powersports businesses are typically mature markets with a few large international competitors with access to significant financial resources. BRP's principal competitors in snowmobiles are Arctic Cat, Polaris and Yamaha; in personal watercraft are Honda, Kawasaki and Yamaha; in ATVs are Arctic Cat, Honda, Kawasaki, Polaris, Suzuki and Yamaha; and in sport boats are Sugar Sands and Yamaha. However, the powersports industry continues to see in major markets an increasing number of very cheap, low-quality imports from low-cost countries, and this trend may continue.

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

Marine Engines. The marine engine market is extremely competitive, with several major international companies comprising the majority of the market. BRP's principal competitors in the marine engine market are Honda, Mercury, Suzuki and Yamaha. During Outboard Marine Corporation's bankruptcy proceedings, many of its customers moved their business largely to other competitors. Since acquiring assets of Outboard Marine Corporation's outboard engine business, BRP has been working to regain that company's historical market share. Key to regaining market share has been regaining credibility with dealers and boat manufacturers by providing better service, expanding BRP's product line and introducing new technologies.

Intellectual Property

The Company relies on a combination of patent, design, copyright, trade secret, and trademark laws to protect different assets of its business.

Over the past several years, the Company has worked aggressively to expand the proprietary position afforded by its patent portfolio, both through acquisitions and original patent filings. The Company has also embarked on a program to rationalise its patent portfolio through the elimination of patents and patent applications that were no longer of value to the Company. As of January 31, 2006, the Company owned or had rights to use more than 775 issued or pending U.S. patents and patent applications pertaining to the most relevant fields of technology as currently used in motorised recreational products. The Company also has related patents and patent applications in Canada, Europe, and other jurisdictions. The Company plans to continue investing in this area as it improves existing technologies and develops new ones.

In addition to protecting BRP's technical innovations, the Company relies on a combination of registered and unregistered trademark rights to protect its position as a branded company with strong name recognition. The Company uses the registered trademarks Ski-Doo®, Sea-Doo®, Bombardier®, Johnson®, Evinrude®, Lynx® and Rotax® in association with their respective product lines and related accessories. BRP has entered into a license agreement with Bombardier Inc. which, among other things, enables it to continue to use certain marks owned by Bombardier Inc. (including the Bombardier® trademark) which were not otherwise assigned to BRP in connection with the Transactions.

Regulation

The Company's operations are subject to extensive federal, state, provincial, territorial, local and international environmental and safety laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation, disposal and discharge of hazardous and non hazardous substances and materials into the environment and employee health and safety. Permits are required for certain of the Company's operations, which are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their laws and regulations, and violations may result in enforcement actions such as convictions, the payment of fines or the issuing of injunctions, or some combination of the foregoing. As the requirements of such laws and enforcement policies have generally become stricter in recent years, the Company is unable to predict the ultimate cost of compliance with environmental and health and safety laws and enforcement policies. The Company endeavours to ensure that its facilities comply with applicable environmental laws and regulations.

Laws and regulations relating mostly to engine gaseous emissions, sound levels, safety and manufacturing standards are in place or will gradually be implemented in jurisdictions where the Company's products are manufactured and sold. BRP believes its products comply with all existing legislative and regulatory requirements in the jurisdictions where they are manufactured or sold. Moreover, BRP is taking appropriate measures to ensure that its products will be compliant with anticipated more stringent regulations as they become effective from time to time. Such measures include re-calibration of existing engines/vehicles, development of revised engine combustion chamber/vehicle configurations, as well as development of new technologies. While these efforts require substantial expenditures, it is impractical at this time to isolate these specific costs from total project costs.

Certain groups have made efforts to have legislation passed that would restrict access by motorised recreational vehicles to certain public lakes, parks and other areas. A reduction in the number of areas in which BRP's products can be used may result in a reduction in BRP's sales and could have a material adverse effect on its business, financial condition or results of operations.

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

The Company has approximately 50 pending product liability cases against it. The most common product liability lawsuits the Company faces involve (i) allegations that its personal watercraft are defectively designed or lack adequate warnings, because they require power to steer, and operators sometimes let go of the throttle when attempting to avoid a collision (this is commonly referred to as the off-throttle steering issue), (ii) alleged fuel tank explosions for certain of its personal watercraft that were subject to a recall campaign and (iii) crashes of ultralight airplanes which use Rotax engines. With respect to product liability claims which arise as a result of personal injury or property damage that occurred prior to the consummation of the Transactions, currently approximately 80% of the pending product liability cases, Bombardier Inc. has agreed under the purchase agreement to indemnify BRP for certain amounts. The Company has insurance with respect to any future claims in amounts determined by it to be appropriate, however, claims may arise in the future in excess of its indemnities and insurance coverage. For more information, please refer to " Item 17- Financial Statements - Note 25 To the Consolidated Financial Statement - Commitments and Contingencies."

C. Operational structure

The Company's significant subsidiaries, all of which are wholly owned, are:

  BRP US Inc., incorporated under the laws of the state of Delaware;

  BRP-Rotax GmbH & Co. KG, a partnership governed by the laws of Austria; and

  BRP Finland Oy, incorporated under the laws of Finland.

D. Property, plant and equipment

Properties

BRP owns its executive offices located in Valcourt, Québec, Canada (near Montreal). BRP owns seven separate manufacturing facilities worldwide and leases one manufacturing facility in Guangdong, China. BRP also owns or leases approximately 40 other sales, distribution, test and engineering facilities worldwide. The obligations under the Company's senior secured Amended and Restated Credit Agreement are secured by the assets of the Company and certain of its subsidiaries. For a description of any environmental issues that may affect the Company's utilisation of its assets see "Item 4 - B. Business Overview - Regulation". Each of BRP's manufacturing facilities is set forth in the table below:

	Approx.
Manufacturing facilities	Size (sq. ft.)	Status	Products

Powersports Facilities:
Valcourt, Québec, Canada	935,600	Owned	Snowmobiles, personal watercraft, and ATVs
Gunskirchen, Austria	570,000	Owned	Rotax engines and engine components
Benton, Illinois, U.S.	380,000	Owned	Sport boats
Rovaniemi, Finland	60,000	Owned	Snowmobiles

Marine Engine Facilities:
Sturtevant, Wisconsin, U.S.	450,000	Owned	Outboard engines, machining and assembling
Spruce Pine, North Carolina, U.S.	260,800	Owned	Lost foam casting of components for outboard engines and other customers
Juarez, Mexico	199,100	Owned	Small outboard engines, certain personal watercraft, components, parts and accessories
Dongguan, Guangdong, China	119,300	Leased	Electronic components and small outboard engines

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This management's discussion and analysis of financial condition and results of operations presents the following sections:

  INTRODUCTION
  NON-GAAP FINANCIAL MEASURES
  CONSOLIDATED OVERVIEW
    Overview
    Consolidated Results of Operations
      For the Three-month Periods
      For the Fiscal Years
  RISKS
    Effect of Currency Fluctuation
    Interest Rate
    Inflation and Price Fluctuation
    Seasonality
  BUSINESS SEGMENT PERFORMANCE
    For the Three-month Periods
    For the Fiscal Years
  LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION
    Financial Position
    Statement of Cash Flows
    Capital Resources
  OFF-BALANCE SHEET ARRANGEMENTS
  CONTRACTUAL OBLIGATIONS
  HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES
  PENSION AND OTHER BENEFIT PLANS
  CRITICAL ACCOUNTING ESTIMATES
  RECENT ACCOUNTING AND REPORTING DEVELOPMENTS
  FINANCIAL INFORMATION

INTRODUCTION

The following Management's discussion and analysis ("MD&A"), is intended to assist the security holders to better understand and evaluate material changes in the financial condition and results of operations of the Company. The MD&A should be read together with the annual audited consolidated financial statements as at January 31, 2006 and 2005 and for the 44-day period ended January 31, 2004 ("The Company") and for the 321-day period ended December 18, 2003 ("Predecessor business").

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

Bombardier Recreational Products Inc. amended and restated its consolidated financial statements ("Consolidated Financial Statements") and other financial information for the year ended January 31, 2005 and for each of quarters in the year ended January 31, 2005 with respect to the accounting for certain forward foreign exchange contracts. Further information on the restatement can be found in note 2 to the Consolidated Financial Statements.

The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain material respects from U.S. GAAP. These differences are described in note 27 to the Consolidated Financial Statements.

All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

NON-GAAP FINANCIAL MEASURES

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures:

EBITDA is defined as earnings from continuing operations before financing costs, accretion in the carrying value and loss on early redemption of preferred shares, income taxes and depreciation and amortisation.

These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardised meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

The reconciliation to the most comparable GAAP measures as follows:

	Three-month	Three-month	Year ended	Year ended
	period ended	period ended	January 31,	January 31,
(millions of Canadian dollars)	January 31, 2006	January 31, 2005	2006	2005
Income (loss) from continuing operations	$ 16.2	$ (24.2)	$ 61.6	$ 31.8
Financing costs	9.0	23.7	34.0	60.4
Accretion in the carrying value and loss on early redemption of preferred shares	—	—	—	9.4
Income tax expense (recovery)	8.9	(20.5)	19.0	(7.0)
Depreciation and amortisation	26.3	27.6	102.9	120.1
EBITDA	60.4	6.6	217.5	214.7

Management believes that a significant portion of the readers of the Company's annual report analyse the Corporation's results based on the above performance measures and that the presentation of the above non-GAAP measures is consistent with industry practice. Management uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Management believes EBITDA provides more insight into the Company's performance.

CONSOLIDATED OVERVIEW

Overview

BRP recorded a net income of $61.6 million during fiscal 2006, more than twice the net income of $28.5 million of the previous year. The cost reduction plan implemented is delivering the intended benefits and management expects to pursue cost improvement initiatives in future years. Product complexity reduction and changes in the operational organisation have improved the cost structure. The Company's ability to mitigate the rise of the Canadian dollar against the U.S. dollar as well as against the increase in the costs of key inputs has also contributed to controlling overall cost.

During fiscal 2006, the Company pursued its objective to reduce product complexity. The ultimate objective was to improve both of the Company's segment financial performance by simplifying manufacturing processes and lowering production costs. As a result, gross profit margin increased by 3.8 percentage points to 20.6% of revenues of $2.4 billion for the year ended January 31, 2006 despite the continued rise of the Canadian dollar. The Powersports segment, which mainly sells snowmobiles, personal watercraft, all-terrain vehicles, sport boats and Rotax engines through a worldwide distribution network of independent dealers and distributors, increased its operating income to $137.2 million or 7.3% of this segment's revenues. This increased segmented operating income represents a $33.1 million or 31.8% improvement over the previous fiscal year. The Marine Engines segment, which derives its revenues mainly from the sale of outboard marine engines sold directly to boat builders or through a network of independent dealers and distributors, increased its operating income to $12.6 million or 2.3% of segmented revenues. This is a significant turnaround considering that in the previous fiscal year the Marine Engines segment had suffered an operating loss of $17.2 million.

As part of its cost reduction plan, the Company is always looking for opportunities to source components, to manufacture or assemble at low cost, in order to remain competitive. This includes identifying its supplier network to low-cost countries, optimising the Company's own assets as well as maintaining the progressive deployment of RQPS (Recreational Product Quality and Production Systems). In that context, in November 2005, the Company announced that it would transfer the vehicle assembly and the engine manufacturing operations of its ATVs to Mexico in order to increase the Company's competitiveness.

During fiscal 2006, the Company implemented a new continuous assembly line at its main production facility located in Valcourt, Québec, for its snowmobiles and personal watercraft, further maximising the benefits of the SKU (stock keeping units) rationalisation and footprint optimisation.

On February 9, 2005, the Company voluntarily fully repaid, without penalty, the remaining outstanding balance of U.S.$118.9 million ($147.2 million) of the U.S. $280 million term loan facility under the Term Facilities. The U.S. $280 million Term Facilities had been replaced by a new Term Facility of U.S. $50 million. During January 2006, the Company fully repaid, without penalty, the new Term Facility.

On the international front, BRP began selling directly to dealers in France and opened a sales and marketing office in Aix-en-Provence. As the European market continues to grow, BRP also established its European headquarters in Lausanne, Switzerland. The Company may continue to look for opportunities to strengthen its presence in Europe in order to reinforce its growth, move closer to its clients and revitalise its competitiveness.

Overall the Company achieved significantly improved results despite a rising Canadian dollar against the U.S. dollar and increasing commodity prices.

Management expects its business to continue to improve in fiscal 2007 despite the fact that earnings for fiscal 2007 will continue to be challenged by a strong Canadian dollar and increased commodity prices. The Company's financial results are subject to various other risks which are beyond its control, and they could materially adversely affect the financial results. Those risks are described in this annual report under Item 3 - Key Information - D. Risk Factors. Management expects EBITDA to increase going forward.

Consolidated Results of Operations
For the Three-month Periods

	Three-month	Three-month	Changes
	period ended	period ended	2006 versus
(millions of Canadian dollars)	January 31, 2006	January 31, 2005	2005
		[Restated]
Revenues	$ 675.3	$ 622.4	$ 52.9
Cost of sales	546.8	527.3	19.5
Gross profit	128.5	95.1	33.4
As a percentage of revenues	19.0%	15.3%	3.7%
Operating expenses
Selling and marketing	38.3	38.2	0.1
Research and development	24.5	28.8	(4.3)
General and administrative	33.9	26.8	7.1
Other charges and (income)
Restructuring	—	26.5	(26.5)
Impairment loss	—	12.1	(12.1)
Curtailment gain	—	(23.7)	23.7
Total operating expenses	96.7	108.7	(12.0)
Operating income (loss) from continuing operations	31.8	(13.6)	45.4
Other (income) and expenses
Financing costs	9.0	23.7	(14.7)
Gain on disposal of property, plant and equipment and assets held for sale	(0.1)	—	(0.1)
Foreign exchange loss from reduction in net investment in a foreign entity	9.5	—	9.5
Foreign exchange loss (gain)
Long-term debt	(9.0)	3.9	(12.9)
Derivative financial instruments	—	(5.0)	5.0
Other	(2.7)	8.5	(11.2)
Income (loss) from continuing operations before income taxes	25.1	(44.7)	69.8
Income tax expense (recovery)	8.9	(20.5)	29.4
Income (loss) from continuing operations	16.2	(24.2)	40.4
Income from discontinued operations, net of income taxes	—	0.3	(0.3)
Net income (loss)	$ 16.2	$ (23.9)	$ 40.1

Fourth quarter of fiscal 2006 compared to the fourth quarter of fiscal 2005

When comparing the one quarter to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the euro, impacted revenues, gross profit, operating income from continuing operations and net income of the Company. When compared to the previous quarters, management evaluated the unfavourable effects of foreign currency on revenues, gross profit and operating income from continuing operations, net of the effect of the Company's hedging programs, to be approximately as follows:

Three-month period ended
(millions of Canadian dollars)	January 31, 2006
Effects of foreign currency on:
Revenues	$ (25)
Gross profit	(6)
Operating income from continuing operations	(4)

Revenues

The increase in revenues for the fourth quarter of fiscal 2006 is a reflection of higher revenues in the Powersports segment partially offset by lower revenues in the Marine Engines segment. The increase is due to:

  higher number of units sold for $64 million
  improved product and price mix of $12 million

which was partially offset by:

  the unfavourable foreign exchange rate variations of $25 million.

Gross profit

The 3.7 percentage point improvement in gross profit margin for the fourth quarter of fiscal 2006 is primarily due to:

  increased number of units sold for $19 million
  favourable product and price mix as well as lower production costs for $21 million which were partially offset by:

  unfavourable foreign exchange rate variations for $6 million.

Operating expenses

The decrease for the fourth quarter of fiscal 2006 in operating expenses is mainly due to:

  restructuring and other charges of $15 million, net of a curtailment gain on pension plans, recorded in the fourth quarter of fiscal 2005 lower R&D expense of $4 million in the fourth quarter of fiscal 2006 due to favourable foreign exchange rate variations and timing in the occurrence of expenses which were partially offset by:

  higher general and administrative expenses mainly in connection with the opening of its European headquarters and of sales offices in Europe during fiscal 2006 as well as the SOX implementation.

Foreign exchange loss from reduction in net investment in a foreign entity

A portion of the cumulative translation adjustment was recognised to income as a result of the reduction in the Company's net investment in a euro denominated subsidiary.

Financing costs

The decrease in financing costs for the three-month period ended January 31, 2006 results mainly from:

  expensing, during the fourth quarter of the previous fiscal year, $12.9 million of deferred financing costs as a result of the early repayment of the term facilities lower borrowings pursuant to the debt repayments.

Foreign exchange

The net gains and losses on derivative financial instruments result from not applying hedge accounting to certain forward foreign exchange contracts. In addition, during fiscal 2006, the Company had lower foreign denominated borrowings as a result of the debt repayments. The other foreign exchange gains and losses are derived from the conversion into Canadian dollars of accounts denominated in foreign currencies and foreign integrated operations.

Income tax

The increased income tax expense for the three-month period ended January 31, 2006 is mainly due to:

  higher income before income taxes
  an unfavourable mix of pre-tax profits and losses between the various tax jurisdictions.

For the Fiscal Years Ended

			Combined	Changes	Changes
	Year ended	Year ended	year ended	2006	2005
	January 31,	January 31,	January 31,	versus	versus
(millions of Canadian dollars)	2006	2005	2004[1]	2005	2004
		[Restated]
Revenues	$ 2,361.2	$ 2,451.3	$ 2,409.1	$ (90.1)	$ 42.2
Cost of sales	1,875.8	2,039.9	1,985.5	(164.1)	54.4
Gross profit	485.4	411.4	423.6	74.0	(12.2)
As a percentage of revenues	20.6%	16.8%	17.6%	3.8%	(0.8%)
Operating expenses
Selling and marketing	168.5	141.4	161.6	27.1	(20.2)
Research and development	97.3	108.1	107.3	(10.8)	0.8
General and administrative	129.9	120.6	115.2	9.3	5.4
Other charges and (income)
Restructuring	—	26.5	—	(26.5)	26.5
Impairment loss	—	12.1	—	(12.1)	12.1
Curtailment gain	—	(23.7)	—	23.7	(23.7)
Total operating expenses	395.7	385.0	384.1	10.7	0.9
Operating income (loss) from continuing operations	89.7	26.4	39.5	63.3	(13.1)
Other (income) and expenses
Financing costs	34.0	60.4	13.5	(26.4)	46.9
Accretion in carrying value and loss on early redemption of preferred shares	—	9.4	0.5	(9.4)	8.9
Loss (gain) on disposal of property, plant and equipment and assets held for sale	(1.4)	0.7	(1.4)	(2.1)	2.1
Foreign exchange loss from reduction in net investment in a foreign entity	9.5	—	—	9.5	—
Foreign exchange loss (gain):
Long-term debt	(22.6)	(46.7)	(1.3)	24.1	(45.4)
Derivative financial instruments	2.2	(28.8)	7.8	31.0	(36.6)
Other	(12.6)	6.6	1.5	(19.2)	5.1
Income from continuing operations before income taxes	80.6	24.8	18.9	55.8	5.9
Income tax expense (recovery)	19.0	(7.0)	8.2	26.0	(15.2)
Income from continuing operations	61.6	31.8	10.7	29.8	21.1
Income (loss) from discontinued operations, net of income taxes	—	(3.3)	2.0	3.3	(5.3)
Net income	$ 61.6	$ 28.5	$ 12.7	$ 33.1	$ 15.8

[1] For ease of comparison purposes, financial data of the Company for the 44-day period ended January 31, 2004 has been added to financial data of the Predecessor for the 321-day period from February 1, 2003 to December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period may be referred to herein as the "combined year ended January 31, 2004" or "combined year 2004."

Year ended January 31, 2006 compared to year ended January 31, 2005

When compared to the previous fiscal year, management evaluated the unfavourable effects of foreign currency on revenues, gross profit and operating income from continuing operations, net of the effect of the Company's hedging programs, to be approximately as follows:

(millions of Canadian dollars)	Year ended January 31, 2006
Effects of foreign currency on:
Revenues	$ (109)
Gross profit	(30)
Operating income from continuing operations	(14)

Revenues

The decrease in revenues for fiscal 2006 is a reflection of lower revenues in both the Powersports and the Marine Engines segments. The decrease is due to:

  lower number of units sold for $140 million

  the unfavourable foreign exchange rate variations of $109 million which was partially offset by:

  improved product and price mix of $117 million, and

  management's decision to better align the watercraft production and deliveries with the retail season by postponing production and hence deliveries from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 of $42 million.

Gross profit

The 3.8 percentage point improvement in gross profit margin for fiscal 2006 is primarily due to:

  favourable product and price mix as well as improved production costs resulting mainly from the decision to focus on the Evinrude E-TEC outboard engines and restructuring of the operations for $98 million which were partially offset by:

  unfavourable foreign exchange rate variations for $30 million.

Gross margin of the previous fiscal year was unfavourably impacted by $9 million as a result of inventory sold during that period, which had been marked up as a result of adjustments from purchase accounting at the beginning of that period related to the December 2003 acquisition.

Operating expenses

The increase in operating expenses for fiscal 2006 is mainly due to:

  increased selling and marketing expenses attributable to the advertising campaigns to promote the Evinrude E-TEC engines and the 2006 ATV line-up and the Sea-Doo watercrafts increased general and administrative costs related mainly to the termination of the distributor agreement in France and also to the opening of its European headquarters in Switzerland and of sales offices in Europe during fiscal 2006 which were partially offset by:

  lower research and development expenses in the Powersports segment mainly as a result of favourable foreign exchange rate variations restructuring charges recorded during the fourth quarter of fiscal 2005.

Financing costs

The decrease in financing costs for the year ended January 31, 2006 result mainly from:

  lower borrowings pursuant to the debt repayments and favourable effect of foreign exchange rate variation on the interest charge both of which amounted to $15.2 million lower amortisation of the deferred financing costs of $13.8 million as a result of expensing in fiscal 2005 the deferred financing costs in connection with the repayment of the term loan.

Foreign exchange loss from reduction in net investment in a foreign entity

A portion of the cumulative translation adjustment was recognised to income as a result of the reduction in the Company's net investment in a euro denominated subsidiary.

Foreign exchange

During the previous fiscal year a gain was recorded as a result from not applying hedge accounting to certain forward foreign exchange contracts. In addition, during fiscal 2006, the Company had lower foreign denominated borrowings as a result of the debt repayments. The other foreign exchange gains and losses are derived from the conversion into Canadian dollars of accounts denominated in foreign currencies and foreign integrated operations.

Income tax

The increased income tax expense for the fiscal year ended January 31, 2006 is mainly due to:

  higher income before income taxes
  an unfavourable mix of pre-tax profits and losses between the various tax jurisdictions.

Year ended January 31, 2005 compared with combined year ended January 31, 2004

When comparing one fiscal year to another fiscal year, management evaluated the unfavourable effects of foreign currency on revenues, gross profit and operating income from continuing operations, net of the effect of the Company's hedging programs, to be approximately as follows:

Year ended
(millions of Canadian dollars)	January 31, 2005
Effects of foreign currency on	[Restated]
Revenues	$ (168)
Gross profit	(107)
Operating income from continuing operations	(98)

Revenues

The increase in consolidated revenues for fiscal 2005 is due primarily to:

  an increased number of units sold in the Powersports segment of $134 million a better product and pricing mix for both the Powersports and the Marine Engines segments totalling $76 million,

partially offset by:

  the unfavourable impact of the strengthening of the Canadian dollar of $168 million.

The increased number of units sold resulted from higher numbers of deliveries in snowmobiles, ATVs and personal watercraft, partially offset by lower sales of engines to motorcycle manufacturers. The increase in the number of deliveries of ATVs is mainly due to the popularity of the Outlander and Max series and a manufacturing supply agreement with Deere & Company. The increase in the number of deliveries of personal watercrafts resulted from a management decision to better align personal watercraft production with the retail season. The favourable impact of a production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

Gross profit

Gross profit margins for the fiscal year 2005 amounted to 16.8% of consolidated revenues, a decrease when compared to the combined year of fiscal 2004. Consolidated gross profit was primarily influenced by:

  a favourable product and pricing mix of $63 million
  an increase in the number of units sold of $26 million
  lower warranty costs of $15 million

more than offset by:

  an unfavourable impact of the strengthening Canadian dollar of $107 million increased amortisation of intangibles of $11 million.

Operating expenses

The decrease in selling and marketing expenses is primarily due to:

  a general reduction in marketing expenses in the Powersports segment the favourable impact of the strengthening of the Canadian dollar of $6 million partially offset by:

  an increase in marketing expenses in the Marine Engines segment.

R&D expense is relatively stable as a percentage of consolidated revenues for each of the fiscal years due mainly to the Company's continued commitment to investing in new product research and the improvement of existing products.

BRP now operates as a stand-alone entity and assumes all corporate functions. General and administrative expenses ("G&A") increased as a result of:

  the establishment of the new management team

  the grant of stock options by the parent company to certain members of management of BRP which are recorded as compensation expense by the Company professional fees incurred

offset in part by:

  a reduction of expenses for corporate costs of Bombardier which were allocated to the recreational products business.

Special charges

The Company recognised charges during the year ended January 31, 2005 which may not be reflective of future operating results. The Company recorded, during the fourth quarter of fiscal 2005, restructuring charges of $26.5 million, an impairment loss of $12.1 million for facilities to be disposed of by sale, and a curtailment gain of $23.7 million related to the suspension of a Canadian defined benefit pension plan and the introduction of a defined contribution plan.

The restructuring charges related to an additional reduction of the workforce in order to make the Company more competitive in the current economic environment where the Canadian dollar is strengthening compared to the U.S. dollar. The restructuring cost includes a special early retirement benefit of $20.0 million and severance, outplacement services and professional costs of $6.5 million. The early retirement benefit was recognised as a result of offering a voluntary early retirement incentive and bridging to early retirement its more senior employees affected. The cash severance and outplacement services paid amounted to $3.2 million. Employees received indemnities that included a cash severance, and other benefits such as relocation of employees and outplacement services. A non-cash impairment charge of $12.1 million was recorded after assessing the carrying value of the Delavan and Spruce Pine plants of the Marine Engines segment both of which management intended to dispose of.

Once completed, approximately 660 jobs will have been eliminated, of which approximately 150 as a result of severance and approximately 200 through voluntary early retirement and approximately 310 which are on a recall list. Total workforce was reduced by approximately 1, 000 jobs during the year when considering the restructuring related to the acquisition.

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

Financing costs

Financing costs result mainly from the issuance of long-term debt in December 2003 in connection with the acquisition of the recreational products business. Financing costs increase resulted primarily from the impact of having a full year's interest expense on the debt issued as part of the acquisition. Financing costs, for the year ended January 31, 2005, was mainly comprised of:

  $16.1 million of interest charges relating to BRP's U.S. $280 million Term Facilities
  $21.8 million interest relating to the senior subordinated notes
  $6.5 million of amortisation of the deferred financing costs.

During the fourth quarter, the Company expensed $12.9 million of deferred financing costs as a result of repaying the Term Facilities.

Loss on early redemption of preferred shares

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

Foreign exchange gain also included a gain of $28.8 million on forward foreign exchange contracts that are not eligible to hedge accounting as previously explained.

Income tax

This decrease in income tax expense is mainly due to:

  lower effective tax rates in certain tax jurisdictions in the current period compared to the corresponding period last year certain tax exempt expenses such as the $6.4 million loss on early redemption of preferred shares and 50% of the foreign exchange gain on U.S. denominated long-term debt.

Discontinued operations

On August 30, 2004 the Company completed the sale of the Utility Vehicles segment for net proceeds of $40.3 million. The carrying value of the Utility Vehicles segment's net assets approximated fair value, as the net assets were recorded at their estimated fair values as part of the acquisition on December 18, 2003. The net book value of the assets disposed, excluding goodwill of $12.9 million, was $27.4 million. BRP did not retain any financial interest in the disposed segment.

Loss from the discontinued operations represented the results of operations of the Utility Vehicles segment up to the disposal date. Loss from discontinued operations of the Utility Vehicles segment, for the year ended January 31, 2005, amounted to $3.3 million compared to income of $2.0 million for the combined year ended January 31, 2004.

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

The year-end exchange rates used to translate assets and liabilities were as follows:

	January 31, 2006	January 31, 2005
U.S. dollar	1.1439 $CA/$US	1.2380 $CA/$US
Euro	1.3906 $CA/Euro	1.6157 $CA/Euro

When comparing the January 31, 2006 exchange rates to the January 31, 2005 exchange rates, the Canadian dollar strengthened in relation to the U.S. dollar by approximately 7.6%. The Canadian dollar also strengthened in relation to the euro by approximately 13.9%.

The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Year ended	Year ended	Combined year ended
	January 31, 2006	January 31, 2005	January 31, 2004
U.S. dollar	1.2067 $CA/$US	1.2962 $CA/$US	1.3812 $CA/$US
Euro	1.4940 $CA/Euro	1.6147 $CA/Euro	1.5811 $CA/Euro

When comparing the average exchange rates for the year ended January 31, 2006 to the average exchange rates for the year ended January 31, 2005, the Canadian dollar strengthened in relation to the U.S. dollar and the euro by approximately 6.9% and approximately 7.5%, respectively. When comparing the average exchange rates for the year ended January 31, 2005 to the average exchange rates for the combined year ended January 31, 2004, the Canadian dollar strengthened in relation to the U.S. dollar by 6.2% whereas the Canadian dollar weakened in relation to the euro by approximately by 2.1%.

The Company's primary exposures are to U.S. dollar denominated sales in excess of its purchases, to euro denominated purchases in excess of its sales and foreign exchange movements on the U.S. dollar denominated debt. The Company's is also exposed, to a lesser extent, to Australian dollar and Swedish krona and Norwegian kroner sales in excess of purchases.

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

Complementary information is presented below under the title "Hedging activities" as well as in Item 17- Financial Statements - note 4, "Significant Accounting Policies"; note 21, "Foreign Exchange"; and note 24 "Financial Instruments."

Interest Rates

The credit agreements allow the Company to borrow up to $250 million under revolving credit facilities (the "Revolving Facilities") bearing a floating rate of interest based on LIBOR, BA, Euribor or "prime" rates plus applicable margin. At January 31, 2006, the effective interest rate on Revolving Facilities borrowings was 5.84% (5.05% as at January 31, 2005).

On February 9, 2005, the Company voluntarily fully repaid, without penalty, the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) of the Term Facilities and entered into a new Term Facility of U.S.$50 million (approximately $57.0 million), under an amended and restated Credit Agreement, which will mature January 31, 2011. During January 2006, the Company voluntarily repaid, without penalty, the remaining outstanding balance of U.S.$49.5 million (approximately $57.0 million) of its new Term Facility.

The U.S.$200 million ($228.8 million) senior subordinated notes bear a fixed rate of 8.375%, with interest payable semi-annually in June and December.

Under its dealer financing agreements with third party large financing companies, the Company generally provides to its North American dealers a free floorplan period during which the Company pays the dealers' interest to the financing company for a limited period of time. The Company pays interest at a variable rate during the free floorplan period.

Inflation and Price Fluctuations

The Company does not believe that inflation has a significant impact on its results of operations. While raw materials included as part of cost of sales are subject to inflationary pressures and price fluctuations, the Company was able, in the past, to mitigate the effects of inflation and price fluctuations through sales price increases or cost reduction programs. In order to remain competitive, there is no assurance that the Company could pass along any or all cost increases to dealers and distributors by increasing its sales price. This inability could adversely impact the Company's financial position or operating results.

Seasonality

The Company has historically realised higher sales of snowmobiles in the summer and fall and higher sales of personal watercraft in the winter and spring. As a result, the Company's quarterly operating results are subject to fluctuations. Seasonal trends in the other businesses are not material.

BUSINESS SEGMENT PERFORMANCE

BRP operates in two reportable segments, Powersports and Marine Engines. During the second quarter of fiscal 2005, the Company classified its Utility Vehicles segment as discontinued operations. Management evaluates performance based on operating income. Operating income does not include allocated corporate office charges for administrative functions as well as financing costs, other income and expenses and income taxes.

For the Three-month Periods

When comparing the fourth quarter of fiscal 2006 to the fourth quarter of fiscal 2005, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the euro, impacted segmented revenues and segmented operating income. Management evaluated the unfavourable effects of foreign currency fluctuations, net of the effect of the Company's hedging programs, approximately as follows:

Three-month period ended
(millions of Canadian dollars)	January 31, 2006
Effects of foreign currency on segmented revenues
Powersports	$ (19)
Marine Engines	(6)
$ (25)
Effects of foreign currency on segmented operating income
Powersports	$ (4)
Marine Engines	—
$ (4)

The segmented revenues for the three-month period ended January 31 were as follows:

	Three-month	Three-month
	period ended	period ended	Changes
(millions of Canadian dollars)	January 31, 2006	January 31, 2005	2006 versus 2005
[Restated]
Powersports	$ 580.4	$ 518.9	$ 61.5
Marine Engines	109.5	117.9	(8.4)
Inter segment revenues	(14.6)	(14.4)	(0.2)
	$ 675.3	$ 622.4	$ 52.9

The segmented operating income (loss) for the three-month period ended January 31 were as follows:

	Three-month	Three-month
	period ended	period ended	Changes
(millions of Canadian dollars)	January 31, 2006	January 31, 2005	2006 versus 2005
		[Restated]
Powersports	59.5	$ 30.4	$ 29.1
Marine Engines	(11.7)	(21.3)	9.6
	$ 47.8	$ 9.1	$ 38.7

Fourth quarter of fiscal 2006 compared to the fourth quarter of fiscal 2005

Powersports

Revenues

The increase in revenues was primarily caused by:

  an increase in number of units sold of $82 million partially offset by:

  the unfavourable impact of the strengthening of the Canadian dollar for an amount of $19 million.

The increase in the number of deliveries results from

  timing in deliveries of snowmobiles and watercraft in North America increased demand for snowmobiles in the international market which was partially offset by:

  no ATV deliveries under the Deere and Company manufacturing supply agreement for approximately $23 million less Rotax engines sold to OEMs.

Operating income

The increase in operating income is mainly due to:

  the favourable impact of increased number of units sold of $22 million improved production costs as a result of the SKU rationalisation and restructuring of the operations of $19 million which was partially offset by:

  unfavourable foreign exchange of $4 million.

Marine Engines

Revenues

The decrease in revenues is mainly due to:

  a reduction in the number of units sold of $18 million as a result of the SKU rationalisation the unfavourable impact of the strengthening Canadian dollar in relation to the U.S. dollar of $6 million which was offset partially by:

  a better pricing and product mix of approximately $18 million.

Operating income

The decrease in operating loss is due to:

  the favourable impact of product mix for $11 million

  lower selling and marketing costs of $5 million which was partially offset by:

  lower number of units sold as a result of the SKU rationalisation

For the Fiscal Years Ended

When comparing one fiscal year to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the euro, impacted segmented revenues, and segmented operating income. Management evaluated the unfavourable effects of foreign currency fluctuations, net of the effect of the Company's hedging programs, to be approximately as follows:

Year ended
(millions of Canadian dollars)	January 31, 2006
Effects of foreign currency on segmented revenues
Powersports	$ (76)
Marine Engines	(33)
$ (109)
Effects of foreign currency on segmented operating income
Powersports	(18)
Marine Engines	4
$ (14)

The segmented revenues for the years ended January 31 were as follows:

			Combined		Changes
	Year ended	Year ended	year ended	Changes	2005
	January 31,	January 31,	January 31,	2006 versus	versus
(millions of Canadian dollars)	2006	2005	2004	2005	2004
		[Restated]
Powersports	$ 1,875.3	$ 1,935.6	$ 1,888.5	$ (60.3)	$ 47.1
Marine Engines	540.0	561.1	559.8	(21.1)	1.3
Inter segment revenues	(54.1)	(45.4)	(39.2)	(8.7)	(6.2)
Total consolidated revenues	$ 2,361.2	$ 2,451.3	$ 2,409.1	$ (90.1)	$ 42.2

The segmented operating income (loss) for the years ended January 31 were as follows:
			Combined		Changes
	Year ended	Year ended	year ended	Changes	2005
	January 31,	January 31,	January 31,	2006 versus	versus
(millions of Canadian dollars)	2006	2005	2004	2005	2004
		[Restated]
Powersports	$ 137.2	$ 104.1	$ 84.2	$ 33.1	$ 19.9
Marine Engines	12.6	(17.2)	(15.4)	29.8	(1.8)
Total	$ 149.8	$ 86.9	$ 68.8	$ 62.9	$ 18.1

Year ended January 31, 2006 compared to the year ended January 31, 2005

Powersports

Revenues

The decrease in revenues was primarily caused by:

  the unfavourable impact of the strengthening of the Canadian dollar for an amount of $76 million a reduction in the number of units sold for $46 million

partially offset by:

  favourable pricing and product mix of $52 million mainly for ATVs and watercraft.

The decrease in the number of deliveries results from:

  no ATV deliveries under the Deere and Company agreement for $80 million lower demand for snowmobiles in North America

  less Rotax engines sold to OEMs mainly to motorcycle manufacturers partially offset by:

  an increased number of deliveries of watercraft resulting from the realignment of the production from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 in order to reduce the lag time with the market demand of $42 million an increased demand for snowmobiles in the international market an increased demand for watercraft in North America.

Operating income

The increase in operating income is due to:

  a better pricing and product mix as well as improved production costs as a result of the SKU rationalisation and footprint optimisation of $62 million which was partially offset by:

  unfavourable foreign exchange rate variations of $18 million increased operating expenses of $17 million mainly related to selling and marketing expenses offset by lower research and development expense mainly as a result of favourable foreign exchange rate variations.

Powersports segment includes the following product lines:

Snowmobiles

The International Snowmobile Manufacturers Association ("ISMA") estimates that the size of the retail market in North America was approximately U.S.$1.2 billion in model year 2005 (model year 2005 refers to the period from April 1, 2004 to March 31, 2005). According to ISMA, the Company leads this market in terms of retail units sold for model year 2005. The Company also leads the European market in terms of retail units sold for the same model year. Management attributes the Company's strong position in these markets to its product performance and innovation and to the strength and breadth of its distribution network.

Management believes that quantity and timing of snowfall within a given season affects snowmobile sales as well as the usage of the snowmobiles and the repurchase of new sleds. Management believes that, during model year 2006, the North American snowmobile market will record another year of single digit decline, which should be offset slightly by the growth in the European market. Despite the negative trend in the North American market, management expects to maintain its leadership position and consolidate its North American market position with products such as the Ski-Doo® Mach Z®, the MX Z®, Renegade and the Summit. Likewise the Company's strong line-up in Europe should also allow it to maintain its leadership position in that market.

Personal Watercraft

The North American personal watercraft market has registered an increase of approximately 10% for the 2005 season. The Company believes that the personal watercraft business remains solid overall as the popularity of the sport remains high within the powersports activities, particularly among young adults. In addition, the Company believes annual sales may grow slightly over the coming years as aging watercraft are subject to be replaced with those having new cleaner and quieter technologies available. The National Marine Manufacturer Association estimates the U.S. retail market was approximately U.S.$733.0 million for calendar year 2004. The Company has led this market for several years and has maintained its share of retail units sold in North America.

Management believes that the market share gains made in past, have been due, in part, to product performance, design and innovation as well as a broad dealer network. With the most complete product lines of the industry, the Company expects to benefit in the long run from the reduction in the number of competitors and maintain its leadership position in the North American and International markets.

ATVs

Once again, the worldwide retail market grew when compared to the previous year. North American market increased by low single digits, whereas the European market experienced a more robust annual growth percentage, nearing 25%. The Motorcycle Industry Council estimates the U.S. retail market was approximately U.S.$4.2 billion in calendar year 2005. Worldwide competition remains tight among manufacturers, especially among the top three which represent a significant portion of the total market. In June 2005, the Company unveiled its new strategy, shifting its focus on ATV enthusiasts and Powersports people. During the 2005 model year, the Company's market share was essentially stable.

Management believes that, similar to other consumer product categories that have experienced rapid growth, the North American ATV market has stabilised and will contract over the next few years. Management expects the market contraction in North America to be partially offset by the growth in the European and international markets where the Company competes.

Sport boats

Sport boats occupy a specific niche in the market, representing motorised boats that utilise jet-power rather than conventional propeller propulsion. The U.S. sport boat retail market was estimated by the National Marine Manufacturers Association, or NMMA, to be approximately U.S.$130.0 million in 2004. The Company led the sport boat market in North America in 2004. Management expects to maintain its leadership position in the North American market.

Marine Engines

The decrease in revenues is due to:

  the unfavourable impact of the strengthening Canadian dollar in relation to the U.S. dollar of $33 million a reduction in units sold of $52 million as a result of SKU rationalisation partially offset by:

  favourable pricing and product mix of $65 million.

The increase in operating income is due to:

  favourable impact of product mix for $43 million which was offset mainly by:

  higher selling and marketing expenses of $5 million.

The NMMA estimated the U.S. outboard engine retail market to be approximately U.S.$2.9 billion in 2004. As observed over the past years, the industry continues to experience a shift toward 2-stroke direct injected and 4-stroke engines, away from traditional 2-stroke carbureted engines. This shift has accelerated in the past years due to a reduction of carbureted engine offerings by several manufacturers. Management also believes that these technologies continue to gain momentum due to actual and perceived advantages over carbureted technologies. BRP, under the Evinrude brand, has the most extensive line-up of 2-stroke direct injected engines.

The Company's worldwide unit market shares are expected to decline slightly over the next fiscal year as a result of the Company's plan to focus heavily behind its E-TEC engines. The emphasis on E-TEC engines resulted in the deliberate elimination of most of its carbureted 2-stroke and 4-stroke engines. However, the Company believes, supported by proprietary research, that it should be able to recapture some sales with its E-TEC engines.

Year ended January 31, 2005 compared with combined year ended January 31, 2004

Powersports

Revenues

The increase in Powersports segment revenues was caused by:

  a higher number of units sold of $134 million

  a favourable pricing and product mix of $62 million

partially offset by:

  the unfavourable impact of the strengthening of the Canadian dollar for an amount of $152 million.

The increased number of units sold resulted from a higher number of deliveries in snowmobiles, ATVs and personal watercraft, partially offset by lower sales of engines to motorcycle manufacturers. The increase in the number of deliveries of ATVs is mainly due to the popularity of the Outlander and Max series and a manufacturing supply agreement with Deere & Company. The increase in the number of deliveries of personal watercraft resulted from a management decision to better align personal watercraft production with the retail season. The favourable impact of the personal watercraft production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

Operating income

The $19.9 million increase in operating income is due to:

  the favourable impact of increased units sold and better pricing and product mix totalling $76 million a reduction in operating expenses

which were partially offset by:

  the unfavourable foreign exchange rate variations of $100 million.

Marine Engines

Revenues

Marine Engines segment revenues remained relatively flat for the year ended January 31, 2005 compared to the combined year ended January 31, 2004. The favourable impacts of better product mix of $14 million were offset by the unfavourable impact of the strengthening Canadian dollar in relation to the U.S. dollar of $16 million. Increased deliveries in the international market was offset by a reduction in deliveries in the North American market mainly due to the impact of import duties on Japanese manufactured engines sold in the United States.

Operating income

Marine Engines segment operating loss amounted to $17.2 million for the year ended January 31, 2005 as compared to $15.4 million for the combined year ended January 31, 2004. The favourable impact of product mix of $13 million was offset by higher selling and marketing expenses related to the Company's E-TEC technologies in marine engines.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company's principal sources of liquidity are cash generated from operations and revolving facilities. A summary of the cash flow and additional information for the years ended January 31, is presented below:

	Year ended	Year ended
(millions of Canadian dollars)	January 31, 2006	January 31, 2005
Cash flow from operating activities before net change in non-cash working capital items related to operations	$ 146.6	$ 111.4
Net change in non-cash working capital items related to operations	(0.3)	81.8
Cash flows from operating activities	146.3	193.2
Additional information
Additions to property, plant and equipment	82.8	70.1
Increase (decrease) in bank loans	(12.3)	12.3
Issuance of long-term debt	62.1	—
Repayment of long-term debt	204.4	196.5
Cash paid for interest	27.5	36.7
Cash paid for income taxes	8.8	15.7

The Company's primary sources of funds are provided by cash balances, cash from operating activities, and borrowings under the $250 million Revolving Facilities. The primary uses of funds are capital investments and working capital. Based on the current level of operations, management believes that cash on hand, cash flows from operations and available borrowings under the Revolving Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements for at least the next twelve months.

The seasonality of production and shipments causes working capital requirements to fluctuate during the year. Typically, working capital needs to grow through the spring and summer and decline through the fall and winter with a peak in mid-summer. Management believes that cash and availability under the senior secured Amended and Restated Credit Agreement provides sufficient liquidity for its operations. Cash as at January 31, 2006 totalled $50.9 million, the Revolving Facilities availability stood at $219.1 million since the Company had no borrowings and issued letters of credit of $30.9 million.

Financial Position

Inventories amounted to $283.5 million as at January 31, 2006, compared to $302.1 million as at January 31, 2005. This $18.6 million decrease is mainly due to the impact of the strengthening Canadian dollar of $15 million.

Other current assets amounted to $94.6 million as at January 31, 2006, compared to $141.4 million as at January 31, 2005. This $46.8 million decrease is mainly due to:

  a reduction in derivative financial assets of $18.9 million lower retained interest resulting from the expiry of securitisation arrangements with Bombardier Capital Inc.

Property, plant and equipment amounted to $401.8 million as at January 31, 2006, compared to $425.8 million as at January 31, 2005. This $24.0 million decrease is mainly a result of the unfavourable foreign exchange rate variations of $27 million.

Goodwill amounted to $100.0 million as at January 31, 2006, compared to $119.9 million as at January 31, 2005. This $19.9 million decrease is mainly due to the unfavourable foreign exchange rate variations of $20 million.

Other intangible assets amounted to $65.5 million as at January 31, 2006, compared to $78.1 million as at January 31, 2005. This $12.6 million decrease is mainly due to amortisation expense.

Other long-term assets amounted to $48.8 million as at January 31, 2006, compared to $67.3 million as at January 31, 2005. This $18.5 million decrease is mainly due to:

  the reclassification to property, plant and equipment of two facilities amounting to $10 million which no longer qualified as held for sale the expensing of deferred financing charges of $5 million.

Accrued and other liabilities amounted to $287.2 million as at January 31, 2006, compared to $339.8 million as at January 31, 2005. This $52.6 million decrease is mainly due to:

  the payment of the amount due to Bombardier Capital Inc. of $17 million payments made as part of the restructuring provision of $11 million the effect of foreign exchange rate fluctuations of $14 million a decrease in sales promotions and incentive programs of $6 million mainly in the Powersports segment due to the timing of sales incentive programs.

The cumulative translation adjustment account amounted to a debit of $63.4 million as at January 31, 2006 compared to a debit of $13.7 million as at January 31, 2005. This variation is mainly due to the strengthening of the Canadian dollar compared to the U.S. dollar and the euro. Assets and liabilities mainly from the U.S. dollar and euro denominated self-sustaining foreign subsidiaries translated at the exchange rate at balance sheet date resulted in an exchange loss, which is accumulated in the cumulative translation adjustment account.

Statement of Cash Flows

Net cash provided by operating activities, before net change in working capital items, totalled $146.6 million for the year ended January 31, 2006, an improvement of $35.2 million over the net cash provided by operating activities before net change in non-cash operating items of $111.4 million for the year ended January 31, 2005. This results mainly from improved net income and lower non-cash items, mainly depreciation and amortisation, as well as amortisation of deferred financing costs, which were offset by lower foreign exchange gain.

Net cash used by investing activities totalled $83.8 million for the year ended January 31, 2006 which was mainly used for capital expenditures. Net cash used in investing activities totalled $46.6 million for fiscal 2005 of which $40.3 million was provided from the disposal of the Utility Vehicles segment, $70.1 million was used for capital expenditures, and $21.5 million was used to pay costs related to the acquisition of the recreational product business from Bombardier.

Management expects to use approximately $100.0 million for capital expenditures during fiscal year 2007, primarily in connection with the continued development of new products, the increase of production capacity for certain products, cost reduction initiatives, and the maintenance of existing capacity, infrastructure and equipment at the manufacturing facilities. A portion of the fiscal 2007 capital expenditures are expected to be incurred in connection with the transfer of the vehicle assembly and the engine manufacturing operations of the ATVs to Mexico.

Net cash used in financing activities totalled $154.5 million for the year ended January 31, 2006 mainly attributable to the net repayment of long-term debt. Net cash used in financing activities totalled $181.0 million for the year ended January 31, 2005 which also resulted mainly from the repayment of long-term debt.

Cash paid for income taxes for the years ended January 31, 2006 and 2005 amounted to $8.8 million and $15.7 million. The decrease is partially due to the timing of tax payments related with the previous taxation year for Canadian and U.S. legal entities. The 44-day period ended January 31, 2004 represented a short taxation year for both Canadian and U.S. legal entities and profits are mainly realised during last quarter. In addition, due to the tax position of the Canadian and U.S. legal entities for the taxation year ended January 31, 2005, minimum tax instalments were made in 2006 related to year 2005.

Capital Resources

As at January 31, 2006, the debt structure consisted of the following:

		Effective interest
		rate as at	Amount
	Maturity date	January 31, 2006	outstanding
Classified as current liabilities:
$250 million Revolving Facilities	2008	5.84%	$ —
Classified as long-term liabilities:
U.S. $200 million Senior subordinated notes	2013	8 3/8%	228.8
Other	2008	2.00%	1.8

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

At January 31, 2006, $30.9 million of letters of credit were outstanding under the Revolving Facilities.

The Senior Secured Credit Agreement was amended and restated on February 9, 2005 to provide for a new Term Facility of U.S. $50 million (approximately $57.0 million), which was to mature January 31, 2011. During the fourth quarter of fiscal 2006, the Company voluntarily repaid, without penalty, the remaining outstanding balance of U.S.$49.5 million (approximately $57.0 million) of the new Term Facility.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has agreements with various large finance companies to provide financing to its dealers to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of its working capital. A significant percentage of the Company's sales of snowmobiles, personal watercraft, ATVs, sport boats, and outboard engines to dealers in North America are financed under such arrangements. In the event of a dealer default, the Company may be required to repurchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer to the finance companies. No material losses have been incurred under these agreements. However, an adverse change in market conditions or other factors could cause this situation to change and thereby require the Company to perform under this obligation and to purchase the finance companies' repossessed units. The purchase price with respect to these repurchases is generally the unpaid balance on the original invoice.

The total amount of floorplan financing provided to dealers in North America, Australia and New Zealand during the year ended January 31, 2006 and 2005 and the combined year ended January 31, 2004 was $1.5 billion, $1.5 billion and $1.4 billion, respectively. The amount outstanding as of January 31, 2006 and 2005 was $671.3 million and $739.4 million, respectively. The Company's portion of financing charges under the free floorplanning programs described above for the years ended January 31, 2006 and 2005 and the combined year ended January 31, 2004 was $33.2 million, $32.7 million and $28.9 million, respectively.

Also as part of the working capital management, the Company sells receivables to large financial institutions under factoring or securitisation agreements. The total amount of receivables factoring worldwide during the year ended January 31, 2006 and 2005 and the combined year ended January 31, 2004, was $435.1 million, $732.5 million and $803.6 million, respectively. The total receivable outstanding under securitisation agreements between the Company's independent dealers and third-party large financial companies was $114.9 million and $166.7 million, respectively as of January 31, 2006 and 2005. Related financing charges for the year ended January 31, 2006 and 2005 and the combined year ended January 31, 2004, were $3.2 million, $6.8 million and $3.9 million, respectively.

CONTRACTUAL OBLIGATIONS

The following is a summary of the contractual cash obligations as of January 31, 2006:

	Payments Due By Period
	Less than			More than
(millions of Canadian dollars)	1 year	1-2 years	3-5 years	5 years	Total
U.S.$200 million Senior subordinated notes (including mandatory interest payments)	$ 19.2	$ 19.2	$ 57.6	$ 286.1	$ 382.1
Other existing debt	—	1.8	—	—	1.8
Purchase commitments	17.4	—	—	—	17.4
Operating leases including residual value guarantees	6.1	4.5	4.2	0.5	15.3
Total contractual cash obligations	$ 42.7	$ 25.5	$ 61.8	$ 286.6	$ 416.6

Upon completion of the business acquisition, the Company and J.A.B. entered into a management agreement with affiliates of the Sponsors to provide management services. Pursuant to such agreement, affiliates of the Sponsors receive an aggregate annual management fee of U.S.$2.25 million. The management agreement expires January 31, 2014

HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES

BRP's foreign exchange exposures are managed through a central treasury service. Derivative financial instruments are concluded with investment grade financial institutions. The derivative financial instruments consist mainly of forward foreign exchange contracts.

BRP uses derivative financial instruments to manage currency exposure arising from forecasted foreign currency cash flows, mainly the U.S. dollar and the euro. In accordance with generally accepted accounting principles in Canada, the fair value of forward foreign exchange contracts used to hedge off-balance sheet forecasted foreign currency cash flows and the offsetting changes in the fair values of the hedged forecasted foreign currency cash flow transactions are not recognised in the Consolidated Financial Statements, when they are eligible to hedge accounting. Otherwise, derivative financial instruments that are not eligible to hedge accounting are recognised on the balance sheet at fair value with changes in fair value recognised to income of the period.

The Company purchases financial derivatives, primarily forward contracts, to reduce foreign exchange volatility. Currently, the objective is to hedge at a minimum 80% of its forecasted foreign currency cash flows exposures in U.S. dollars and in euro over the next rolling twelve months and 50% of its forecasted foreign currency cash flows exposures in U.S. dollars and in euro over the following rolling twelve months (months 13 to 24). Management typically reviews the foreign exchange exposure monthly. The Company is exposed to credit loss in the event of non-performance by the other party to the derivative financial instruments. The Company limits this exposure by entering into agreements directly with a number of major financial institutions that meet its credit standards and that are expected to satisfy fully their obligations under the contracts.

Derivative contracts outstanding as of January 31, 2006 have maturity dates between 1 and 24 months. Notional amounts of foreign exchange contracts outstanding as of January 31, 2006 to manage foreign exchange exposure on U.S. dollar sales were $435.7 million and to manage foreign exchange exposure on euro denominated purchases were $157.1 million. Since these contracts are designated as hedge of foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the value of the underlying transaction.

Outstanding foreign exchange contracts, by maturity date, are as follows:

			January 31, 2006		January 31, 2005
				Canadian		Canadian
			Weighted	equivalent	Weighted	equivalent
	Sell	Buy	average	notional	average	notional
(millions of Canadian dollars)	currency	currency	rate	amount	rate	amount
Sell contracts:
Less than 1 year	USD	CAD	1.2598	$ 322.5	1.3342	$ 449.8
Between 1 and 2 years	USD	CAD	1.2199	113.2	1.2715	200.1

Buy contracts:
Less than 1 year	CAD	Euro	1.6144	119.1	1.6551	183.9
Between 1 and 2 years	CAD	Euro	1.5335	38.0	1.6357	90.5

Gains and losses resulting from the change in the fair value of the forward foreign exchange contracts are recorded in the same category as the forecasted foreign currency denominated transactions, when they are eligible to hedge accounting. For example, if the hedged item is a forecasted foreign currency sale, gains and losses will be included in revenues, and if the hedged item is a forecasted foreign currency purchase, gains and losses will be included in cost of sales. Whereas, when derivative financial instruments are not eligible to hedge accounting, changes in the fair value of the derivatives are recognised immediately to income as foreign exchange gains or losses.

PENSION AND OTHER BENEFIT PLANS

The Company sponsors several domestic and foreign funded and unfunded defined benefit pension plans covering certain of its employees in Canada, the United States, Austria and Belgium. The Company provides a defined contribution plan to most of its employees in Canada and in the United States. The Company also provides post-retirement benefits plans. These benefits plans essentially consist of post-retirement health care coverage and life insurance benefits in Canada.

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation are disclosed under Item 17 - Financial Statements - Note 16, Employees Future Benefits.

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

As at January 31, 2006, the reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheet under employee future benefits obligations was as follows:

	January 31, 2006
	Pension		Other Benefit
	Domestic	Foreign	Domestic
Fair value of plan assets	$ 124.4	$ 0.8	$ —
Projected benefit obligation	(171.5)	(74.5)	(14.9)
Funded status	(47.1)	(73.7)	(14.9)
Unamortised net actuarial loss	14.1	8.9	0.4
Unamortised past service cost	1.5	—	(1.7)
Net recognised amount	$ (31.5)	$ (64.8)	$ (16.2)

The unfunded foreign plans are mainly located in Austria where regulations do not require pre-funding.

The Company will amortise any unamortised net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets, as well as the cost of any future plan improvements over the estimated average remaining service life of the plan members.

It is estimated that a decrease of 50 basis points in the discount rate assumption would increase the projected benefit obligation for the pension plans by approximately $22 million and for other benefits by $1 million. The decrease would also increase the pension and other benefit cost by $1 million.

It is further estimated that a decrease of 50 basis points in the current long-term expected returns on assets would increase the pension cost by approximately $1 million.

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $12 million to all defined benefit pension plans for the year ended January 31, 2007.

The Company froze an existing Canadian defined benefit pension plan with the support of the affected employees. Following the curtailment of that pension plan, employees are no longer able to earn benefits by providing future service but actuarial and investment risks are not eliminated, since current retirees are still covered by the defined benefit pension plan, and employees still on the payroll as at the June 1, 2005 termination date did not lose the benefits they had accumulated until that date. Also the Company agreed to the creation of a replacement pension plan, which is a defined contribution plan, subject to finalisation of regulatory approval.

Participation in the new Canadian defined contribution plan will be optional for current but mandatory for new employees with a minimum contribution rate of 4% of their salaries. The Company will match employee contributions up to a maximum of 6%. As a transition, the Company will make additional contributions, for the current employees, up to 5% of their salaries based on age and years of services accumulated as at June 1, 2005, the reform date.

The Company provides healthcare and life insurance benefits mainly to eligible Canadian employees. The life insurance benefit is non-contributory. For most eligible employee who will retire prior to December 31, 2006, the healthcare benefit is contributory. Participants generally become eligible, for retired healthcare benefits, after reaching age 55 and having accumulated 5 years of service, immediately prior to retirement. The participants are covered until they reach age 65. Generally, the medical plan pays a percentage of most medical expenses which are in excess of the costs covered by provincial government plans. The plan is funded on a pay as you go basis. For active employees, on December 31, 2005, that will retire after December 31, 2006, the retired healthcare benefit will then consist of an annual benefit of $720 indexed at 3% per year. Employees hired after December 31, 2005 are not eligible to these benefits.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires the use of estimates, which may involve a higher degree of judgment and complexity in their application, and the use of assumptions, all of which may affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Estimates are influenced by factors such as historical experience, current market conditions, changes in the business environment and various other assumptions that are believed to be reasonable and consistent with industry practice. Management conducts quarterly reviews of its critical accounting estimates as well as detailed annual reviews during the fourth quarter as part of its annual budget process. Actual results may differ from these estimates under different assumptions or conditions. The basis of accounting for the significant accounting policies is presented in Item 17 - Financial Statements - Note 4, "Significant Accounting Policies."

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

Revenue recognition

The Company recognises revenue when title passes upon delivery of products to dealers, distributors or customers, once the sales price is fixed or determinable and collection is reasonably assured. The Company has agreements with finance companies to provide financing to its dealers for the purchases of the Company's products. In the event of a dealer default, the Company may be required to purchase, up to a certain limit, from the finance companies, new and unused products at the total unpaid principal balance of the dealer to the finance companies. The Company's exposure is capped at an amount equal to the greater of US$25.0 million (approximately $29.0 million) and 10% of the 12 months average outstanding floorplan financing under the agreement. Historically, no material losses have been incurred under such agreements. Adverse change in the retail sales could cause this situation to change.

Sales promotions and incentive programs

Sales promotion and incentive programs include dealer and distributor rebates, volume discounts and retail financing programs. The Company generally provides for estimated sales promotion and incentive expenses at the later of revenue recognition or the announcement of sales promotion and incentive programs. Sales promotion and incentive expenses are estimated based on current programs, historical rates for each product line, inventory levels at the dealer network and future forecasted sales of the dealer network. Adverse changes in the retail market conditions, higher levels of sales promotions and incentives offered by competitors or changes in the current experience compared to the historical data may require the Company to review its estimates for sales promotions and incentive programs.

Product warranties

Most of the Company's products are provided with a limited manufacturer's warranty for a period of six months to three years. The estimated warranty cost is accrued for each product at the time of sale. Estimates are principally based on assumptions regarding lifetime warranty costs of each product line and each model year of that product line, where little or no claims experience may exist. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Additional service action costs may occur due to certain factors such as weather and its impact on product usage and product recalls. Due to the uncertainty and potential volatility of these estimated factors, changes in management's assumptions could materially affect net income.

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

Litigation

The Company incurs expenses on claims as a result of legal actions against it. The Company maintains insurance for a portion of this exposure and records a liability for its non-insured obligations. The Company estimates its liability obligations based on its assessment of the likely range of exposure stemming from the claim, on historical trends and a review of product performance. Any liability recorded is established for reported and unreported potential claims of injuries or damages that occurred prior to the date of the financial statements. Adverse final determination against the Company may have a material impact on the Company's financial condition. For complementary information on claims see Item 17 - Financial Statements - Note 25, "Commitments and Contingencies."

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

Pension and other benefit plans

Pension and other employee benefits costs and obligations are actuarially determined and are affected by assumptions including the discount rate, the expected long-term rate of return on plan assets, the annual rate of increase in compensation for plan participants, the increase in costs of health care benefits and other factors such as demographic factors, retirement age of participants, mortality rates, and turnover. The discount rate allows the Corporation to reflect estimated future benefit payments at present value on the measurement date. Management has little discretion in selecting the discount rate as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the cost and obligation. The expected long-term rate of return on plan assets is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases pension cost. The rate of compensation increase is determined considering current salary structure, historical wage increases and anticipated wage increases. The pension plan assumptions are reviewed annually.

RECENT ACCOUNTING AND REPORTING DEVELOPMENTS

Canadian GAAP

Accounting for Consideration Given by a Vendor to a Customer

In January 2005, the EIC issued abstract 144, "Accounting by a customer (including a reseller) for certain consideration received from a vendor." The consensus is effective retroactively for periods commencing on or after February 15, 2005. The consensus requires companies to recognise the benefit of non-discretionary rebates for achieving specified cumulative purchasing levels as a reduction of the cost of purchases over the relevant period, provided the rebate is probable and reasonably estimable. Otherwise, the rebates would be recognised as purchasing milestones are achieved. Equivalent guidance in U.S. GAAP has already been adopted by the Company.

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

US GAAP

BRP also prepares a reconciliation highlighting the significant differences between its financial statements as prepared in accordance with Canadian GAAP as compared to financial statements prepared under U.S. GAAP see Item 17 - Financial Statements - Note 27, "Differences Between Canadian and U.S. GAAP."

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

FINANCIAL INFORMATION
BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Balance Sheets
(millions of Canadian dollars)
(Unaudited)

	January 31,	April 30,	July 31,	October 31,	January 31,
	2005	2005	2005	2005	2006
ASSETS	[Restated] (1)
Current assets
Cash and cash equivalents	$ 150.3	$ 35.0	$ 20.9	$ 30.8	$ 50.9
Receivables	112.7	106.3	91.3	100.9	110.1
Inventories	302.1	319.4	332.7	353.8	283.5
Other assets	141.4	131.9	106.6	108.9	94.6
Total current assets	706.5	592.6	551.5	594.4	539.1
Property, plant and equipment	425.8	416.8	392.7	387.7	401.8
Goodwill	119.9	120.6	108.6	102.7	100.0
Trademarks	151.1	151.1	151.1	151.1	151.1
Other intangible assets	78.1	75.0	71.9	68.7	65.5
Other assets	67.3	54.8	62.7	60.5	48.8
	$ 1,548.7	$ 1,410.9	$ 1,338.5	$ 1,365.1	$ 1,306.3
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ 12.3	$ —	$ 57.6	$ —	$ —
Accounts payable	227.7	242.6	147.8	219.3	211.0
Accrued and other liabilities	339.8	286.5	294.2	278.1	287.2
Current portion of long-term debt	147.2	0.6	0.6	0.6	—
Total current liabilities	727.0	529.7	500.2	498.0	498.2
Long-term debt	249.5	315.6	307.5	296.0	230.6
Employee future benefits
obligations	122.2	125.0	121.1	115.2	112.5
Other liabilities	86.0	73.7	77.0	92.7	87.5
Total liabilities	1,184.7	1,044.0	1,005.8	1,001.9	928.8

Shareholder's equity
Capital stock	364.4	364.5	364.7	364.8	365.6
Additional paid-in capital (2)	2.3	2.5	2.5	2.8	2.7
Retained earnings (2)	11.0	8.5	7.2	56.4	72.6
Cumulative translation adjustment	(13.7)	(8.6)	(41.7)	(60.8)	(63.4)
	364.0	366.9	332.7	363.2	377.5
	$ 1,548.7	$ 1,410.9	$ 1,338.5	$ 1,365.1	$ 1,306.3

(1) See notes 2 to the Consolidated Financial Statements as at January 31, 2006.

(2) Adjusted to reflect change in estimate related to stock compensation expense of $0.3 million; $0.7 million and $1.0 million as at April 30, 2005, July 31, 2005 and October 31, 2005, respectively.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Income
(millions of Canadian dollars)
(Unaudited)

	Three-month	Three-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	April 30,	July 31,	October 31,	January 31,
	2005	2005	2005	2006
Revenues	$ 594.0	$ 467.3	$ 624.6	$ 675.3
Cost of sales	478.7	387.2	463.1	546.8
Gross profit	115.3	80.1	161.5	128.5
Operating expenses
Selling and marketing	44.2	39.6	46.4	38.3
Research and development	27.1	22.9	22.8	24.5
General and administrative (1)	28.8	34.5	32.7	33.9
Total operating expenses	100.1	97.0	101.9	96.7
Operating income (loss)	15.2	(16.9)	59.6	31.8
Other (income) and expenses
Financing costs	8.1	8.9	8.0	9.0
Loss (gain) on disposal of property, plant and equipment and assets held for sale	(1.5)	—	0.2	(0.1)
Foreign exchange loss from reduction in net investment in a foreign entity	—	—	—	9.5
Foreign exchange loss (gain)	9.8	(16.3)	(14.8)	(11.7)
Income (loss) before income taxes	(1.2)	(9.5)	66.2	25.1
Income tax expense (recovery)	1.3	(8.2)	17.0	8.9
Net income (loss)	$ (2.5)	$ (1.3)	$ 49.2	$ 16.2

(1) Adjusted to reflect change in estimate related to stock compensation expense of $0.3 million, $0.4 million and $0.3 million for the three-month periods ended April 30, 2005, July 31, 2005 and October 31, 2005, respectively.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Income
(millions of Canadian dollars)
(Unaudited)

	Three-month	Six-month	Nine-month
	period ended	period ended	period ended	Year ended
	April 30,	July 31,	October 31,	January 31,
	2005	2005	2005	2006
Revenues	$ 594.0	$ 1,061.3	$ 1,685.9	$ 2,361.2
Cost of sales	478.7	865.9	1,329.0	1,875.8
Gross profit	115.3	195.4	356.9	485.4
Operating expenses
Selling and marketing	44.2	83.8	130.2	168.5
Research and development	27.1	50.0	72.8	97.3
General and administrative (1)	28.8	63.3	96.0	129.9
Total operating expenses	100.1	197.1	299.0	395.7
Operating income (loss)	15.2	(1.7)	57.9	89.7
Other (income) and expenses
Financing costs	8.1	17.0	25.0	34.0
Loss (gain) on disposal of property, plant and equipment and assets held for sale	(1.5)	(1.5)	(1.3)	(1.4)
Foreign Exchange loss from reduction in net investment in a foreign entity	—	—	—	9.5
Foreign exchange loss (gain)	9.8	(6.5)	(21.3)	(33.0)
Income (loss) before income taxes	(1.2)	(10.7)	55.5	80.6
Income tax expense (recovery)	1.3	(6.9)	10.1	19.0
Net income (loss)	$ (2.5)	$ (3.8)	$ 45.4	$ 61.6

(1) Adjusted to reflect change in estimate related to stock compensation expense of $0.3 million, $0.7 million and $1.0 million for the periods ended April 30, 2005, July 31, 2005 and October 31, 2005, respectively.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Cash Flows
(millions of Canadian dollars)
(Unaudited)

	Three-month	Three-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
OPERATING ACTIVITIES
Net income (loss) (1)	$ (2.5)	$ (1.3)	$ 49.2	$ 16.2
Non-cash items:
Depreciation and amortisation	26.1	26.6	23.9	26.3
Amortisation of deferred financing costs	1.1	1.1	1.1	2.3
Employee stock compensation (1)	0.2	—	0.3	0.4
Deferred income taxes expense (recovery)	(3.5)	(9.8)	12.9	0.2
Loss (gain) on disposal of property, plant and equipment and assets held for sale	(1.5)	—	0.2	(0.1)
Foreign exchange loss (gain)	7.9	(7.6)	(11.7)	(11.4)
Cash flow from operating activities before the following	27.8	9.0	75.9	33.9
Net changes in non-cash operating items	(34.9)	(54.5)	19.6	69.5
Cash flows from operating activities	(7.1)	(45.5)	95.5	103.4
INVESTING ACTIVITIES
Additions to property, plant and equipment	(10.5)	(12.8)	(25.7)	(33.8)
Proceeds on disposal of property, plant and equipment and assets held for sale	4.9	0.2	0.1	0.4
Business acquisition	(5.3)	(1.3)	—	—
Cash flows from investing activities	(10.9)	(13.9)	(25.6)	(33.4)
FINANCING ACTIVITIES
Increase (decrease) in bank loans	(12.3)	57.6	(57.6)	—
Issuance of long-term debt	62.1	—	—	—
Repayment of long-term debt	(147.2)	(0.3)	—	(56.9)
Increase in capital stock	0.1	0.2	0.1	0.3
Other	—	(0.5)	—	(0.1)
Cash flows from financing activities	(97.3)	57.0	(57.5)	(56.7)
Effect of exchange rate changes on cash and cash equivalent	—	(11.7)	(2.5)	6.8
Net increase (decrease) in cash and cash equivalents	(115.3)	(14.1)	9.9	20.1
Cash and cash equivalent at beginning of period	150.3	35.0	20.9	30.8
Cash and cash equivalent at end of period	$ 35.0	$ 20.9	$ 30.8	$ 50.9

(1) Adjusted to reflect change in estimate related to stock compensation expense of $0.3 million, $0.4 million and $0.3 million for the periods ended April 30, 2005, July 31, 2005 and October 31, 2005, respectively.

BOMBARDIER RECREATIONAL PRODUCTS INC.
Interim Consolidated Statements of Cash Flows
(millions of Canadian dollars)
(Unaudited)

	Three-month	Six-month	Nine-month
	period ended	period ended	period ended	Year ended
	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
OPERATING ACTIVITIES:
Net income (loss) (1)	$ (2.5)	$ (3.8)	$ 45.4	$ 61.6
Non-cash items:
Depreciation and amortisation	26.1	52.7	76.6	102.9
Amortisation of deferred financing costs	1.1	2.2	3.3	5.6
Employee stock compensation (1)	0.2	0.2	0.5	0.9
Deferred income taxes expense (recovery)	(3.5)	(13.3)	(0.4)	(0.2)
Loss on disposal of property, plant and equipment and assets held for sale	(1.5)	(1.5)	(1.3)	(1.4)
Foreign exchange loss (gain)	7.9	0.3	(11.4)	(22.8)
Cash flow from operating activities before the following	27.8	36.8	112.7	146.6
Net changes in non-cash operating items	(34.9)	(89.4)	(69.8)	(0.3)
Cash flows from operating activities	(7.1)	(52.6)	42.9	146.3
INVESTING ACTIVITIES
Additions to property, plant and equipment	(10.5)	(23.3)	(49.0)	(82.8)
Proceeds on disposal of property, plant and equipment and assets held for sale	4.9	5.1	5.2	5.6
Business acquisition	(5.3)	(6.6)	(6.6)	(6.6)
Cash flows from investing activities	(10.9)	(24.8)	(50.4)	(83.8)
FINANCING ACTIVITIES
Increase (decrease) in bank loans	(12.3)	45.3	(12.3)	(12.3)
Issuance of long-term debt	62.1	62.1	62.1	62.1
Repayment of long-term debt	(147.2)	(147.5)	(147.5)	(204.4)
Increase in capital stock	0.1	0.3	0.4	0.7
Other	—	(0.5)	(0.5)	(0.6)
Cash flows from financing activities	(97.3)	(40.3)	(97.8)	(154.5)
Effect of exchange rate changes on cash and cash equivalent	—	(11.7)	(14.2)	(7.4)
Net increase (decrease) in cash and cash equivalents	(115.3)	(129.4)	(119.5)	(99.4)
Cash and cash equivalent at beginning of period	150.3	150.3	150.3	150.3
Cash and cash equivalent at end of period	$ 35.0	$ 20.9	$ 30.8	$ 50.9

(1) Adjusted to reflect change in estimate related to stock compensation expense of $0.3 million, $0.7 million and $1.0 million for the periods ended April 30, July 31 and October 31, 2005, respectively.

ITEM 6- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table presents certain information concerning BRP's directors and members of senior management as of April 26, 2006:

Name	Age	Position(s)

Laurent Beaudoin	67	Chairman of the Board

José Boisjoli	48	President and Chief Executive Officer

Daniel Denault	50	Chief Financial Officer

Pierre Arsenault	42	Vice President and General Manager, Snowmobiles, Watercraft, ATV and Sport Boats

Christopher Dawson	37	Vice President, Strategic Planning, Business Development and Strategic Marketing

François Durand	54	Vice President, Human Resources

Michel Hade	47	Vice President and General Manager, International Sales and Marketing

Roch Lambert	43	Vice President and General Manager, Outboard Marine Engines

Yves Leduc	41	Vice President and General Manager, BRP-Rotax

Jennifer Millson	45	Vice President, General Counsel and Secretary

Alain Villemure	43	Executive Vice President, Manufacturing and Operations, North America and China

Pierre Beaudoin	43	Director

Joshua Bekenstein	47	Director

J.R. André Bombardier	63	Director

Jean Gaulin	63	Director

Jordan Hitch	39	Director

Luc Houle	49	Director

Matthew Levin	40	Director

Carlos Mazzorin	64	Director

Pierre Michaud	62	Director

Nicholas G. Nomicos	43	Director

Name	Age	Position(s)

Daniel J. O'Neill	54	Director

Edward Philip	40	Director

There are no arrangements or understandings pursuant to which any directors or members of senior management was selected as a director or a member of senior management, other than as provided for in the shareholder's agreement described under "Item 10 - Additional Information - C. Material Contracts - Shareholders Agreement."

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

José Boisjoli became President and Chief Executive Officer of BRP on December 18, 2003. He was previously President of Bombardier Inc.'s snowmobile, personal watercraft and ATV businesses, a position he had held since May 2001. From October 1998 to May 2001, he was President of Bombardier Inc.'s snowmobile and personal watercraft divisions. Mr. Boisjoli joined Bombardier Inc. in February 1989 where he started as Director of Purchasing and later held the positions of Vice President, Material and Vice President and General Manager for all of its North American operations. Mr. Boisjoli holds a Bachelor of Mechanical Engineering degree from the University of Sherbrooke. Daniel Denault became Chief Financial Officer of BRP on February 20, 2006. From June 1998 to then, he served as Vice President and Chief Financial Officer for Transcontinental Inc., a publicly listed Canadian company. Prior to that, Mr. Denault was Vice President, Finance of Domtar Inc. where he worked since 1988. From 1985 to 1988, he worked with Canada Steamship Lines in various finance related positions, after more than seven years of acting as a financial and tax consultant at Coopers & Lybrand as well as Samson Bélair. Mr. Denault is a Chartered Accountant and a Fellow of the Certified Management Accountants Association and holds a Bachelor of Administration from the University of Sherbrooke.

Pierre Arsenault became Vice President and General Manager, Snowmobiles, Watercraft, ATV and Sport Boats on October 25, 2004. Prior to that, he acted as Vice President, Strategy and Business Development since March 1, 2004. He was previously Vice President, Sales and Marketing - North America, for Bombardier Inc.'s snowmobile, personal watercraft and ATV businesses, a position he had held since September 1, 2002. Mr. Arsenault joined Bombardier Inc. in May 1995 as Director Strategic Planning and had held various positions in marketing, business development and as General Manager of Bombardier Inc.'s Neighborhood Electric Vehicle business. He earned a Bachelor's degree in Mechanical Engineering from McGill University and a Master's degree in Business Administration from the Harvard Business School.

Christopher Dawson became Vice President, Strategic Planning, Business Development and Strategic Marketing on November 11, 2005. He was previously Vice President, Strategic Planning and Business Development, and has held various other marketing and strategic planning positions since joining Bombardier Inc. in January 1998. Previously, he worked with different multinational companies in various domestic and international marketing positions. Mr. Dawson has a Bachelor of Commerce (Honors) degree from Queen's University and a Master's degree in Business Administration from INSEAD in France.

François Durand became Vice President, Human Resources on November 15, 2004, after having spent nearly six months as Vice President, Human Resources at BRP-Rotax in Austria. Prior to that, he was Managing Director with Korn/Ferry International, which acquired in 2000 Illsley Bourbonnais Inc., which he had joined in 1987. Previously, Mr. Durand worked with different companies and organisations in various human resources functions, including Bombardier Inc. Mr. Durand has a Bachelor's degree in Industrial Relations from Laval University.

Michel Hade became Vice President and General Manager, International Sales and Marketing on December 18, 2003. He had held this position at Bombardier Inc. since June 2000. Previously he worked at Bausch & Lomb Canada (1982-2000) where he rose from Sales Representative to President and General Manager. Mr. Hade studied Industrial Relations at the University of Montréal.

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

Yves Leduc became Vice President and General Manager of BRP-Rotax on March 1, 2004. Previously, he was the Vice President of Material Management and Aircraft Engines at Bombardier-Rotax (2000-2004), the Vice President, Strategic Planning and Business Development for the Bombardier Recreational Products division (1998-2000), and a Consultant with McKinsey & Company (1994-1998). Mr. Leduc has a Law degree from the University of Montreal and an LLM from Columbia University. He practiced law with the firm of Stikeman Elliott in Montreal from 1988-1994.

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

Alain Villemure became Executive Vice President, Manufacturing and Operations, North America and China on January 1, 2004. He was previously Vice President, Manufacturing Operations for Bombardier Inc.'s snowmobile, personal watercraft and ATV businesses, a position he had held since 2001. Mr. Villemure joined Bombardier Inc. in 1995 as Director of Operations for the Utility Vehicles division in Granby. He became Plant Manager two years later. He was then transferred to the snowmobile and personal watercraft division as Vice President of Engineering. He holds a Bachelor's degree in Electrical Engineering from l'École de Technologie Supérieure of Québec University.

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

Joshua Bekenstein became a director on December 18, 2003. He is a Managing Director at Bain Capital. Prior to joining Bain Capital in 1984, Mr. Bekenstein spent several years at Bain & Company where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a Director of several corporations, including Dollarama, Burlington Coat Factory, Waters Corporation, Toys R Us and Bright Horizons Family Solutions. Mr. Bekenstein received a Master's degree in Business Administration from Harvard Business School and a Bachelor of Arts degree from Yale University.

J.R. André Bombardier became a director on January 15, 2004. He is Vice Chairman of Bombardier Inc., a position he has held since 1978. Mr. Bombardier joined Bombardier Inc. in 1969 as Vice President, Industrial Division, and then successively held the positions of Vice President, Research and Development, Ski-Doo Division; Assistant to the President in charge of new products, Vice President of Marketing, Marine Products Division, and President of the Roski Ltd. subsidiary, before taking the position he now holds. Mr. Bombardier has a Bachelor of Arts degree from the Séminaire de Sherbrooke as well as a Bachelor of Business from the University of Sherbrooke. He is also a graduate of the Harvard International Senior Managers Program. He is the brother-in-law of Chairman Laurent Beaudoin and the uncle of director Pierre Beaudoin.

Jean Gaulin became a director on July 23, 2004. He retired as Chairman, President and Chief Executive Officer of Ultramar Diamond Shamrock as of January 1, 2002. In December 1996 following the merger of Ultramar Corporation and Diamond Shamrock, Inc., Mr. Gaulin was named Vice Chairman, President and Chief Operating Officer of Ultramar Diamond Shamrock. He was promoted to Chief Executive Officer January 1, 1999. In January 2000, Mr. Gaulin assumed the role of Chairman in addition to President and Chief Executive Officer. Mr. Gaulin also serves on the boards of Crane Co.; National Bank of Canada; Groupe St-Hubert Inc; Rona, Inc.; the International Council of l'École des Hautes Etudes Commerciales and Saputo, Inc. Mr. Gaulin is a 1967 graduate of the University of Montreal École Polytechnique where he received a Bachelor's degree in chemical engineering and science. He also attended St. Jean Royal Military College.

Jordan Hitch became a director on January 15, 2004. Mr. Hitch, a Managing Director at Bain Capital, joined the firm in 1997. He also serves as a board member of MC Communications and Burlington Coat Factory. Prior to joining Bain Capital, Mr. Hitch was a consultant at Bain & Company where he worked in the financial services, healthcare and utility industries. Mr. Hitch received a Master's degree in Business Administration, with distinction, from the University of Chicago Graduate School of Business. He received a Bachelor's degree in Mechanical Engineering from Lehigh University.

Luc Houle became a director on December 18, 2003. He is Senior Vice President, Investments, Caisse de Dépôt et Placement du Québec, a position he has held since 2002. Mr. Houle joined the Caisse in 1985 and has held a variety of positions prior to his current appointment, including with CDP Capital—Private Equity and CDP Capital - World Markets. Mr. Houle has a Bachelor's degree in Finance from the University of Sherbrooke.

Matthew Levin became a director on December 18, 2003. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, Mr. Levin was a consultant at Bain & Company where he consulted in the consumer products and manufacturing industries. He serves as a director of several corporations, including Dollarama, Toys 'r' us Inc. and Unisource. Mr. Levin received an M.B.A. from Harvard Business School where he was a Baker Scholar. He received a Bachelor's degree in Science from the University of California at Berkeley.

Carlos Mazzorin became a director on July 23, 2004. He is President of Magna Donnelly as well as Magna Electronics, both of which are wholly owned subsidiaries of Magna International. Mr. Mazzorin joined Magna Donnelly in January 2003 after 30 years at Ford Motor Company. At Ford he served as Group Vice President of Asia Pacific Operations, South America Operations and Global Purchasing and previous to that as Group Vice President of Ford, Mexico operations and Global Purchasing.

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

Nicholas G. Nomicos became a director on January 15, 2004. He is an Executive Vice President at Bain Capital. Prior to joining Bain Capital, Mr. Nomicos ran several business units at Oak Industries Inc., a component manufacturer serving the appliance control and telecommunications industry. Previously, Mr. Nomicos was a manager at Bain & Company. He serves as a director of Dollarama. Mr. Nomicos received a Master's degree in Business Administration from Harvard Business School and a B.S.E., Phi Beta Kappa and magna cum laude, from Princeton University.

Daniel J. O'Neill became a director on July 23, 2004. In 2005, he acted as Vice Chairman, Synergies & Integration of Molson Coors Brewing Company. Prior to its merger with Coors, Mr. O'Neill was President and Chief Executive Officer of Molson Inc. Mr. O'Neill's career encompasses over 30 years of international experience in the consumer products area. Mr. O'Neill graduated from Carleton University with a Bachelor of Arts degree in Economics from Queen's University with a Master's degree in Business Administration. Mr. O'Neill also participated in the Program for Management Development course at Harvard Business School.

Edward Philip became a director on April 4, 2005. He also serves on the Board of Hasbro Inc. In May 2004, he started the Decision Matrix Group (DMG), working in the Information Services research and consulting industry, which he subsequently sold in November 2005. Prior to DMG, Mr. Philip was one of the first employees and founding members of Lycos, serving at various times as the President, COO and CFO. Before Lycos, Mr. Philip spent nearly 5 years at Disney in various financial roles. Prior to Disney, he was an investment banker at Salomon Brothers and Morgan Stanley. Mr. Philip graduated with a Bachelor of Science from Vanderbilt University and a Master's degree in Business Administration from Harvard Business School.

B. Compensation

The aggregate amount of compensation the Company paid for the fiscal year ended January 31, 2006 to its directors and senior management listed in Item 6 as a group, including salaries and profit-sharing payments was $7,511,300. For a description of material benefits provided to such directors and employees see "Item 10 - Additional Information - C. Material Contracts."

Directors are compensated for their participation on the Company's board of directors by receiving an annual retainer fee, attendance fees and reimbursement for out-of-pocket expenses incurred in connection with rendering such services. The Company has no further arrangements pursuant to which the directors are compensated for their services in their capacity as directors.

Pension and Retirement Benefits

In the United States and Canada, the Company provides a defined contribution plan to its employees and a supplemental defined benefit pension plan for its senior management. A defined benefit pension plan is also offered to the Company's senior management employees in Austria, Belgium and Norway.

C. Board practices

Reference is made to "Item 6 - Directors, Senior Management and Employees - A.Directors and senior management" for the current term of office, if applicable, and the period during which the Company's directors and senior management have served in that office.

The articles of incorporation of BRP provide that its board of directors shall consist of a minimum of three and a maximum of fifteen directors. Under Canadian law, 25% of the members of the board of directors must be residents of Canada. Directors can be either elected annually by the shareholders at the annual meeting of shareholders or, subject to the articles of incorporation of BRP and applicable law, appointed by the board of directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. No director has any contract or arrangement with BRP entitling him to benefits upon termination of his directorship. BRP's executive officers are appointed by, and serve at the discretion of, the board of directors.

Board Committees

There are three committees of the board of directors of BRP: the Executive, Audit and Compensation Committees. These committees operate under specific terms of reference as approved by the board of directors.

The Executive Committee consists of four directors, a quorum of which requires at least one Bain Director, one Beaudier Director and one Caisse Director (as such terms are defined in the Unanimous Shareholders Agreement of J.A. Bombardier (J.A.B.) Inc. dated December 18, 2003 (the "Shareholders Agreement"). The Executive Committee members are Laurent Beaudoin, Joshua Bekenstein, Luc Houle and Matthew Levin. The Company's board of directors has delegated to the Executive Committee, during the intervals between meetings of the board of directors, all the powers of the board of directors in respect of the management and direction of the business and affairs of the Company, subject to the terms of the Shareholders Agreement.

The Audit Committee consists of three directors. The committee members are Jean Gaulin (Chairman), Nicholas G. Nomicos and Daniel J. O'Neill. The Company's board of directors adopted the charter of the Audit Committee in light of the Sarbanes-Oxley Act of 2002. In general, the Company's Audit Committee members assist the board of directors in overseeing financial controls and reporting. The Audit Committee also oversees the Company's compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

The Compensation Committee consists of four directors, a quorum of which requires at least one Bain Director, one Beaudier Director and one Caisse Director. The Compensation Committee members are Laurent Beaudoin, Joshua Bekenstein, Luc Houle and Matthew Levin.

D. Employees

BRP had approximately 6,200 employees at January 31, 2006. As at January 31, 2006, BRP had approximately 2,750 employees in Canada, 1,450 in the United States and 2,000 in Europe and other countries.

E. Share ownership

No member of the Company's board of directors or senior management owns any shares of capital stock of the Company. BRP's parent, J.A.B., holds all of the Company's outstanding capital stock. For a summary of the major shareholders of BRP's parent, including the shares held by members of BRP's board of directors and senior management as a group, see "Item 7 -Major Shareholders and Related Party Transactions - A. Major shareholders."

ITEM 7- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

BRP's parent, J.A.B., holds all of the Company's outstanding capital stock, represented by one (1) common share. The following table provides certain information as of January 31, 2006 with respect to the beneficial ownership of the equity interests of the Company's parent by (i) each holder known by BRP who beneficially owns 5% or more of the outstanding equity interests of the Company's parent, and (ii) all of BRP's directors and members of senior management as a group.

	Common Shares (1)				Preference Shares (2)
	Percentage		Percentage			Percentage
	Ownership		Ownership			Ownership
		Interest		Interest		Interest
	Class A	Class A	Class B	Class B	Class A	Class A
Beneficial Owner	Shares	Shares	Shares	Shares	Shares	Shares

Bain Capital Luxembourg
Investments S.ar.L.	152,299,950	50%	—	—	—	—

Beaudier Inc.	63,965,979	21%	6,418,000	34.42%	—	—

Caisse de dépôt et placement
du Québec	45,689,985	15%	—	—	—	—

4260937 Canada Inc.	14,214,662	4.67%	1,425,000	7.64%	—	—

4260911 Canada Inc.	14,214,662	4.67%	1,425,000	7.64%	—	—

4260929 Canada Inc.	14,214,662	4.67%	1,425,000	7.64%	—	—

Bombardier Inc.	—	—	—	—	50,000	100%

Directors and members of
senior Management as a group (3)	—	—	7,954,050	42.66%	—	—

Total :	304,599,900	100%	18,647,050	100%	50,000	100%

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

(2) The Class A Preference Shares are non-voting, non-participating and are not convertible into any other class of equity of J.A.B. Class A Preference Shares are redeemable at their original purchase price plus all accrued or declared but unpaid dividends (i) at any time at the option of BRP's parent, (ii) upon a change of control, (iii) subject to approval by BRP's parent's and BRP's financing sources, upon an initial public offering or, (iv) upon the sale by BRP's parent or BRP of all or substantially all of BRP's parent or BRP's assets. Class A Preference Shares have a liquidation preference and carry a 6% cumulative dividend right which, at the option of BRP's parent, may be paid in cash or in-kind. So long as any Class A Preference Shares are outstanding, BRP's parent has agreed not to pay or declare dividends in respect of BRP's Sponsors' equity or repay or make any payments in respect of certain sponsor loans, unless concurrent with such repayment or other payment all Class A Preference Shares are redeemed, in each case unless the holders of preference shares receive concurrently, but in priority, the full redemption price to which they are then entitled (plus all accrued or declared but unpaid dividends). Upon liquidation, the holders of Class A Preference Shares will be entitled to receive an amount equal to the face amount of such shares plus any accrued or declared but unpaid dividends prior to any distributions to holders of Class A Common Shares, Class B Common Shares or Class B Preference Shares. In addition, J.A.B. has an authorised, but unissued class of preference shares, the Class B Preference Shares, which will rank junior to the Class A Preference Shares if and when issued.

(3) Certain of the Company's directors, Joshua Bekenstein, Jordan Hitch and Matthew Levin, are managing directors of the general partner of the owner of Bain Capital Luxembourg Investments S.ar.L.. These directors may be considered to beneficially own the shares of the capital stock of the Company's parent held by such entity. Notwithstanding, these directors explicitly disclaim any beneficial ownership of such shares except to the extent of their pecuniary interest in such shares. As such, this amount does not reflect any beneficial ownership of such shares.

B. Related party transactions

Arrangements with the Company's Sponsors

In connection with the Transactions, BRP entered into a shareholders agreement with its parent, the Sponsors and Bombardier Inc. and a management agreement with its parent and certain affiliates of its Sponsors. See "Item 10 - Additional Information - C. Material Contracts and Item 17-Financial Statements - Note 7 To the Consolidated Financial Statements - Related Party Transactions."

Under the revolving credit facilities that is part of the Company's credit agreement dated December 18, 2003 (amended and restated on February 9, 2005), the Caisse de Dépôt et Placement du Québec has committed to lend to the Company an amount of up to CAD$41.0 million.

Arrangements with Bombardier Inc.

Prior to the consummation of the Transactions, the Company operated as the recreational products business of Bombardier Inc. within its operational and administrative infrastructure. The Company's chairman, Laurent Beaudoin, remains executive chairman and a significant equity holder of Bombardier Inc. Mr. Beaudoin's wife, Claire Bombardier Beaudoin, together with members of her family directly or indirectly controls Bombardier Inc.

In connection with the Transactions, the Company entered into certain arrangements with Bombardier Inc. or subsidiaries thereof, including an inventory financing agreement and a trademark license agreement. See "Item 10 - Additional Information - C. Material Contracts and Item 17-Financial Statements - Note 3 To the Consolidated Financial Statements - Business Acquisition and Note 7 To the Consolidated Financial Statements - Related Party Transactions."

On June 1, 2005, Bombardier Capital sold its inventory finance division to GE Commercial Finance, thereby ending that related party transaction. The trademark license agreement, still in effect, provides BRP with exclusive rights to certain trademarks currently used in its business but which Bombardier Inc. continues to own, such as the Bombardier name. The license is royalty-free and subject to certain conditions. The license allows BRP to use "Bombardier" in its corporate name as long as the Beaudier Group maintains at least a 10% ownership interest in BRP's parent.

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

B. Memorandum and articles of association

These items have been previously filed with Bombardier Recreational Products Inc.'s Registration Statement on Form F-4 (SEC No. 333-116582) or with Bombardier Recreational Products Inc.'s Annual Report on Form 20-F for fiscal year 2005 (SEC No. 333-116582). Such items are incorporated by reference into this Annual Report on Form 20-F.

C. Material contracts

Certain material contracts of the Company are described below. These summaries are qualified in their entirety by the terms of the specific contracts, each of which was filed as more fully described above.

Indenture relating to US$200,000,000 8 % Senior Subordinated Notes due December 15, 2013, dated as of December 18, 2003 by and among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee.

On December 18, 2003, the Company issued US$200.0 million in aggregate principal amount of 8 % Senior Subordinated Notes due December 15, 2013. The notes are unsecured and are due on December 15, 2013. Interest on the notes is payable semi-annually in arrears on June 15 and December 15 of each year. The Company's obligations under the notes are guaranteed by most, but not all, of the Company's subsidiaries. The notes are redeemable, at the Company's option, under certain circumstances and at the redemption prices set forth in the indenture. The indenture contains customary restrictive covenants with respect to the Company and certain of its subsidiaries, and customary events of defaults. If an event of default occurs and is continuing, other than the Company's bankruptcy or insolvency, the trustee or the holders of at least 25% in principal amount at maturity of the then-outstanding notes may declare all notes to be due and payable immediately.

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

On January 31, 2006, BRP voluntarily repaid its US$50.0 million (approximately $57.0 million) Term Facility.

Floorplan Financing

The Company has agreements with various finance companies to provide floorplan financing to its dealers in North America, Australia and New Zealand to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of the Company's working capital. A significant percentage of the Company's sales of snowmobiles, sport boats, personal watercraft, ATVs and outboard engines to dealers in the USA, Canada, Australia and New Zealand are financed under such arrangements.

Generally, the Company's floorplan financing arrangements work as follows: after conducting a credit review of a dealer, the financing company establishes a line of credit for such dealer on terms that the Company has helped to arrange. The Company may then begin to ship products to the dealer, up to the available credit line of the dealer and simultaneously delivering a copy of the dealer's invoice to the financing company, which then pays the Company for the product on behalf of the dealer. As a sales incentive, the Company generally provides a "free floorplanning" period to its dealers during which the Company pays interest to the financing company for a limited period of time and thereafter, the dealer assumes responsibility for interest payments to the financing company. See also " Item 5 - Operating And Financial Review and Prospects - Off Balance Sheet Arrangements".

Receivables Factoring Programs

The Company has agreements in place with various finance companies, to provide receivables factoring or securitisation as part of the Company's plan to manage working capital. These factoring or securitisation programs generally relate to receivables from sales of products for which floorplan financing is not available.

On an ongoing basis, the Company sells certain of its receivables in securitisation transactions to fund its operations. Those receivables are sold for cash at an advance rate to be determined by the Company up to a maximum rate and for deferred compensation to be paid upon collection of the receivables owed by the obligors. These transactions are accounted for as sales because the Company has surrendered control over the receivables transferred. The retained interest is recorded in the Company's accounts receivable at the lower of cost and fair market value.

Under the factoring agreements, BRP typically receives the face value of the receivable less some negotiated discount. Each of the Company's factoring agreements is typically terminable, by either party, upon short notice. See also " Item 5 - Operating And Financial Review and Prospects - Off Balance Sheet Arrangements"

Shareholders Agreement

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

  All decisions with respect to BRP, its parent and the respective subsidiaries will require the approval of at least a majority of the board of directors of BRP's parent, unless the decision has been properly delegated to one of the Board's Committees. In addition, special shareholder consent will be required for certain enumerated corporate actions.

  The transfer of shares in BRP's parent will be generally prohibited, subject to certain enumerated exceptions. In addition, any proposed transfer of shares for value will be generally subject to a right of first offer in favour of the other shareholders, pro rata in accordance with their shareholdings of Class A and Class B Common Shares. Furthermore, in the event that the right of first offer is not elected by the other shareholders, and a selling shareholder proceeds with a sale of shares of BRP's parent to a third party, such sale shall be subject to tag-along rights in favour of the other shareholders, in an amount that is pro rata among those shareholders who elect to participate in the tag-along sale. Additionally, such a sale may be subject to drag-along rights under certain circumstances.

  The issuance and sale by BRP's parent of any shares, options, warrants or convertible securities will be subject to pre-emptive rights in favour of each holder of Class A and Class B Common Shares, pro rata in accordance with their shareholdings.

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

Management Agreement

Upon completion of the Transactions, BRP and its parent entered into a management agreement with affiliates of BRP's Sponsors to provide management services. Pursuant to such agreement, affiliates of BRP's Sponsors receive an aggregate annual management fee of U.S. $2.25 million, and reimbursement for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. In addition, the management agreement provides that affiliates of BRP's Sponsors will also receive fees in connection with certain subsequent financing and acquisition transactions (excluding an initial public offering). The management agreement includes customary indemnification provisions in favour of BRP's Sponsors and their affiliates. The term of the management agreement runs until January 31, 2014.

Management Share Subscription Agreement

On March 31, 2004, the board of directors of the Company's parent approved a management share subscription agreement for its directors, executive officers and certain of its employees. Under the management share subscription agreement, the subscribers are entitled to purchase a certain amount of Class B common shares of the Company's parent for an amount equal to their fair value. The terms of the management subscription agreement provide the Company's parent with the right to repurchase all or a portion of the subscription shares, and provide the subscribers with a right to sell to the parent all or a portion of their subscription shares, in each case, under certain corporate transactions or other circumstances. The call option and put option each expire on the occurrence of an initial public offering or upon a change in control. As of January 31, 2006, 7,954,050 Class B common shares of the Company's parent were held by the Company's directors, executive officers and certain of its employees.

On February 1, 2006 the board of directors of J.A.B. approved the sale of 419,000 Class B common shares to certain members of management for an amount equal to their fair value. The share subscription agreements have the same call and put option terms described above.

Stock Option Plan

On March 31, 2004, the board of directors of the Company's parent approved a stock option plan for BRP's executive officers and certain of its employees. The options are exercisable into Class B common shares of the Company's parent at an exercise price equal to the fair market value of underlying the Class B common shares on the date of grant, and are exercisable for a period of up to 10 years. The options granted vest or become eligible to vest in equal annual instalments on each of the five annual anniversary dates of the date of grant (the "Reference Date"); certain options vest only upon certain performance measures being achieved at the date of either a change in control or an initial public offering. As of January 31, 2006, 18,962,150 options were held by participants of the stock option plan.

On February 1, 2006 the board of directors of J.A.B. approved a grant of 3,791,000 options to certain members of management. The options are exercisable into Class B common shares of J.A.B. at an exercise price equal to the fair market value of the Class B shares on the date of grant, and are exercisable for a period of up to 10 years. The options granted vest in equal annual instalments on each of the five anniversary dates of the date of grant.

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

The year-end exchange rates used to translate assets and liabilities were as follows:

	January 31, 2006	January 31, 2005
U.S. dollar	1.1439 $CA/$US	1.2380 $CA/$US
Euro	1.3906 $CA/Euro	1.6157 $CA/Euro

When comparing the January 31, 2006 exchange rates to the January 31, 2005 exchange rates, the Canadian dollar strengthened in relation to the U.S. dollar by approximately 7.6%. The Canadian dollar also strengthened in relation to the euro by approximately 13.9%.

The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

Combined
	Year ended	Year ended	year ended
	January 31, 2006	January 31, 2005	January 31, 2004
U.S. dollar	1.2067 $CA/$US	1.2962 $CA/$US	1.3812 $CA/$US
Euro	1.4940 $CA/Euro	1.6147 $CA/Euro	1.5811 $CA/Euro

When comparing the average exchange rates for the year ended January 31, 2006 to the average exchange rates for the year ended January 31, 2005, the Canadian dollar strengthened in relation to the U.S. dollar and the euro by approximately 6.9% and approximately 7.5%, respectively. When comparing the average exchange rates for the year ended January 31, 2005 to the average exchange rates for the combined year ended January 31, 2004, the Canadian dollar strengthened in relation to the U.S. dollar by 6.2% whereas the Canadian dollar weakened in relation to the euro by approximately by 2.1%.

The Company's primary exposures are to U.S. dollar denominated sales in excess of its purchases, to euro denominated purchases in excess of its sales and foreign exchange movements on the U.S. dollar denominated debt. The Company's is also exposed, to a lesser extent, to Australian dollar and Swedish krona and Norwegian kroner sales in excess of purchases.

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

Notional amounts of foreign exchange contracts outstanding as of January 31, 2006 to manage foreign exchange exposure on U.S. dollar sales were $435.7 million and to manage foreign exchange exposure on euro denominated purchases were $157.1 million. Since these contracts are designated as hedge of foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the value of the underlying transaction. The average exchange rate for the US dollar and the Euro forward foreign exchange contracts was $ 1.2492 Canadian dollar to the US dollar and $1.5941 Canadian dollar to the Euro, respectively. The fair value of the US dollar and the Euro forward foreign exchange contracts amounted to a gain of $39.2 million and a loss of $19.8 million, respectively. A one percent fluctuation in the currency rates as at January 31, 2006 would have resulted in a change in the fair value of the US dollar and the Euro forward foreign exchange contracts of approximately $3.5 million and $1.0 million, respectively. Since these contracts are designated as hedge of foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the value of the underlying transaction.

Interest Rates

The credit agreements allow the Company to borrow up to $250 million under revolving credit facilities (the "Revolving Facilities") bearing a floating rate of interest based on LIBOR, BA, Euribor or "prime" rates plus applicable margin. At January 31, 2006, the effective interest rate on Revolving Facilities borrowings was 5.84% (5.05% as at January 31, 2005).

On February 9, 2005, the Company voluntarily fully repaid, without penalty, the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) of the Term Facilities and entered into a new Term Facility of U.S.$50 million (approximately $57.0 million), under an amended and restated Credit Agreement, which will mature January 31, 2011. During January 2006, the Company voluntarily repaid, without penalty, remaining outstanding balance of U.S.$49.5 million (approximately $57.0 million) of its new Term Facility.

The U.S.$200 million ($228.8 million) senior subordinated notes bear a fixed rate of 8.375%, with interest payable semi-annually in June and December.

Under its dealer financing agreements with third party large financing companies, the Company generally provides to its North American dealers a free floorplan period during which the Company pays interest to the financing company for a limited period of time. The Company pays interest at a variable rate during the free floorplan period.

Inflation and Price Fluctuations

The Company does not believe that inflation has a significant impact on its results of operations. While raw materials included as part of cost of sales are subject to inflationary pressures and price fluctuations, the Company was able, in the past, to mitigate the effects of inflation and price fluctuations through sales price increases or cost reduction programs. In order to remain competitive, there is no assurance that the Company could pass along any or all cost increase to dealers and distributors by increasing sales price which could in turn adversely impact the Company's financial position or operating results.

Seasonality

The Company has historically realised higher sales of snowmobiles in the summer and fall and higher sales of personal watercraft in the winter and spring. As a result, the Company's quarterly operating results are subject to fluctuations. Seasonal trends in the other businesses are not material.

ITEM 12- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

On February 9, 2005, the Company announced an amendment and restatement of its senior secured credit facility. In connection with that amendment and restatement, certain technical defaults were waived.

ITEM 14- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

ITEM 15- CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to its security holders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure, through the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

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

The Company's management does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16C- PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant fees payable for the year ended January 31, 2006 to Deloitte and Touche and its affiliates amounted to $2,106.2 million and for the year ended January 31, 2005 to Ernst & Young LLP and its affiliates were $2,856.9 million.

The accountant fees payable were as follows.

	Year ended	Year ended
(millions of Canadian dollars)	January 31, 2006	January 31, 2005
Audit fees	$ 1,572.0	$ 2,246.9
Audit-related fees	61.8	99.7
Tax fees	128.7	510.3
All other fees	343.7	-
Total	$ 2,106.2	$ 2,856.9

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered for the:

  Annual audits of the consolidated financial statements and the statutory financial statements of the subsidiaries and reviews of quarterly consolidated financial statements;

  Consultations by BRP's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by regulatory or standard setting bodies and

  Services associated with securities commissions registration statements, periodic reports and other documents filed with securities commissions or other documents issued in connection with securities offerings (e.g., comfort letters, consents).

Audit-Related Fees

Audit-related fees were paid for assurance and related services related to information systems reviews not performed in connection with the audit and Sarbanes-Oxley advisory services.

Tax Fees

Tax fees were paid for services related to:

  Tax compliance services consisting in the preparation, review or other consultations and assistance with regard to Canadian, US and foreign taxes;

  Assistance with tax audits and appeals before Canadian, US and foreign tax authorities and similar provincial, state or local and foreign agencies with regard to income, social security, sales and local taxes and customs duties;

  Tax planning services, assistance and advice;

  Tax only valuation services executed as part of tax reorganisation projects (such as roll over or other inter-company transfers of assets) to comply with tax legislation requirements;

  Tax planning services in connection with the international structure of the group;

  Services in connection with matters relating to accounting for tax;

  Tax services related to taxation of employees;

  Services in connection with Scientific Research and Experimental Development tax incentives; and

  Services in connection with tax risk management.

All Other Fees

Fees disclosed in the table above under the item "all other fees" were paid for advice on the North American Distribution network optimisation.

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

ITEM 18- FINANCIAL STATEMENTS

Not applicable.

ITEM 19- EXHIBITS

The following documents are filed as exhibits to the Annual Report on Form 20-F:

Exhibit
No.	Description

1.1*	Articles of Incorporation of Bombardier Recreational Products Inc.

1.2*	Bylaws of Bombardier Recreational Products Inc.

2.1*	Indenture with respect to the 8 3/8% Senior Subordinated Notes due 2013 between Bombardier Recreational Products Inc., as issuer, the Guarantors listed on the signature pages thereto, as guarantors, and U.S. Bank, National Association as trustee, dated December 18, 2003.

2.2*	Supplemental Indenture, dated as of March 12, 2004, among Bombardier (Mexico) S.A. de C.V., as additional guarantor, Bombardier Recreational Products Inc., as issuer, the Other Guarantors, and U.S. Bank, National Association as trustee.

2.3*	Supplemental Indenture, dated as of March 12, 2004, among Bombardier Recreational Products Australia Pty Ltd., as additional guarantor, Bombardier Recreational Products Inc., as issuer, the Other Guarantors and U.S. Bank, National Association as trustee.

2.4*	Supplemental Indenture, dated as of March 12, 2004, among Bombardier Recreational Products Japan Co. Ltd., as additional guarantor, Bombardier Recreational Products Inc., as issuer, the Other Guarantors and U.S. Bank, National Association as trustee

2.5**	Supplemental Indenture, dated as of February 9, 2005, among Aircraft Engine Services (AES) Inc., 4279174 Canada Inc., and BRP Holdings (Hungary) Asset Management Limited Liability Company, as additional guarantors, Bombardier Recreational Products Inc., as issuer, the Other Guarantors and U.S. Bank, National Association, as trustee.

2.6*	Form of 8 3/8% Senior Subordinated Notes due 2013 (included in Exhibit 2.1).

4.1**	Amended and Restated Credit Agreement dated as of February 9, 2005, among Bombardier Recreational Products Inc., BRP US Inc., the Guarantors party thereto from time to time, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Global Transaction Coordinator, Royal Bank of Canada, as Canadian Transaction Coordinator, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Joint Book Runners and Lead Arrangers of the Term Facilities, BMO Nesbitt Burns Inc. and Royal Bank of Canada as Joint Book Runners and Lead Arrangers of the Revolving Facilities, Bank of Montreal, as Administrative Agent, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Royal Bank of Canada as Co-Syndication Agents, General Electric Capital Corporation, as Documentation Agent, and the Lenders party thereto from time to time.

4.2**	Amended and Restated U.S. Security Agreement by BRP US Inc., as U.S. Revolving Borrower, the Guarantors named therein and Bank of Montreal, as Administrative Agent, dated as of December 18, 2003 and Amended and Restated as of February 9, 2005.

4.3**	Amended and Restated Canadian Security Agreement by Bombardier Recreational Products Inc., as Canadian Borrower, the Guarantors named therein and Bank of Montreal, as Administrative Agent, dated as of December 18, 2003 and Amended and Restated as of February 9, 2005.

Exhibit
No.	Description

4.4*	License Agreement dated December 18, 2003 between Bombardier Inc., as Trademark Owner, and 4145321 Canada Inc., as Licensee.

4.5*	Second Amended and Restated Wholesale Financing Agreement, dated as of December 18, 2003, by and between Bombardier Motor Corporation of America and Bombardier Capital Inc.

4.5*	Amended and Restated Wholesale Financing Agreement, dated as of December 18, 2003, by and between 6090851 Canada Inc. and Bombardier Capital Inc.

4.6*	Purchase Agreement, dated as of December 18, 2003, among Bombardier Motor Corporation of America, Bombardier Nordtrac AB, Bombardier Nordtrac AS and Bombardier-Nordtrac OY and Bombardier Recreational Products Inc. and BRP Receivables Funding, LLC.

4.7*	Receivables Purchase Agreement, dated as of December 18, 2003, among BRP Receivables Funding, LLC and Bombardier Capital Inc. and Bombardier Motor Corporation of America, Bombardier Nordtrac AB, Bombardier Nordtrac AS and Bombardier-Nordtrac OY and Bombardier Recreational Products Inc.

4.8	Amended J. A. Bombardier (J.A.B.) Inc. Management Option Plan, dated February 1, 2006.

4.9**	Management Share Subscription Agreement, dated March 31, 2004.

4.10*	Unanimous Shareholders Agreement among J. A. Bombardier (J.A.B.) Inc., Bombardier Recreational Products Inc., and the shareholders of J. A. Bombardier (J.A.B.) Inc., dated as of December 18, 2003.

4.11*	Management Agreement among J. A. Bombardier (J.A.B.) Inc., Bombardier Recreational Products Inc., Beaudier Inc., Bain Capital Partners, LLC and Caisse de Dépôt et placement du Québec, dated as of December 18, 2003.

8.1	Subsidiaries of Bombardier Recreational Products Inc.

12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

13.1	Certification of Chief Executive Officer Pursuant Section 906 of the Sarbanes-Oxley Act

13.2	Certification of Chief Financial Officer Pursuant Section 906 of the Sarbanes-Oxley Act

Exhibit
No.
Description
*This item has been filed with Bombardier Recreational Product's Registration Statement on Form F-4 (SEC No. 333-116582). Such item is incorporated by reference into this annual report on Form 20-F.

** This item has been filed with Bombardier Recreational Product's annual report on Form 20-F for fiscal year 2005 (SEC No. 333-116582). Such item is incorporated by reference into this annual report on Form 20-F

INDEX TO FINANCIAL STATEMENTS

Bombardier Recreational Products Inc. Audited Consolidated Financial Statements for the fiscal years ended January 31, 2006, January 31, 2005, the 44-day period ended January 31, 2004 and the 321-day period ended December 18, 2003:

-	Independent Auditors' Report Deloitte & Touche	F-2

-	Consolidated Balance Sheets	F-3

-	Consolidated Statements of Income	F-4

-	Consolidated Statements of Cash Flows	F-5

-	Consolidated Statements of Earnings and Statements of Changes in Bombardier Inc.'s Net Investment	F-6

-	Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and shareholders Bombardier Recreational Products Inc.

We have audited the consolidated balance sheet of Bombardier Recreational Products Inc. (the "Company") as at January 31, 2006 and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended January 31, 2005 and for the 44-day period ended January 31, 2004 and the financial statements of the Predecessor business as at and for the 321-day period ended December 18, 2003, were audited by other auditors whose report, dated April 19, 2005 (except for note 2 which is as of July 15, 2005), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements as at and for the year ended January 31, 2006 present fairly, in all material respects, the financial position of the Company at January 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

(signed) Deloitte & Touche LLP
Independent Registered Chartered Accountants
Montreal, Canada
April 13, 2006

Bombardier Recreational Products Inc.

CONSOLIDATED BALANCE SHEETS

[millions of Canadian dollars]
		January 31,	January 31,
	Notes	2006	2005
			(Restated -
ASSETS			Note 2)
Current assets
Cash and cash equivalents		$ 50.9	$ 150.3
Receivables	8	110.1	112.7
Inventories	9	283.5	302.1
Other assets	10	94.6	141.4
Total current assets		539.1	706.5
Property, plant and equipment	11	401.8	425.8
Goodwill		100.0	119.9
Trademarks		151.1	151.1
Other intangible assets	12	65.5	78.1
Other assets	10	48.8	67.3
		$ 1,306.3	$ 1,548.7
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Bank loans	13	$ —	$ 12.3
Accounts payable		211.0	227.7
Accrued and other liabilities	14	287.2	339.8
Current portion of long-term debt	15	—	147.2
Total current liabilities		498.2	727.0
Long-term debt	15	230.6	249.5
Employee future benefits obligations	16	112.5	122.2
Other liabilities	14	87.5	86.0
Total liabilities		928.8	1,184.7
Commitments and contingencies	25

Shareholder's equity
Capital stock	17	365.6	364.4
Additional paid-in capital	18	2.7	2.3
Retained earnings		72.6	11.0
Cumulative translation adjustment		(63.4)	(13.7)
		377.5	364.0
		$ 1,306.3	$ 1,548.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF INCOME

[millions of Canadian dollars]
					Predecessor
			The Company		Business
				44-day
				period	321-day
		Year ended	Year ended	ended	period ended
		January 31,	January 31,	January 31,	December 18,
Notes		2006	2005	2004	2003
			(Restated - Note 2)

Revenues		$ 2,361.2	$ 2,451.3	$ 333.5	$ 2,075.6
Cost of sales		1,875.8	2,039.9	307.4	1,678.1
Gross profit		485.4	411.4	26.1	397.5
Operating expenses
Selling and marketing		168.5	141.4	18.2	143.4
Research and development	19	97.3	108.1	12.9	94.4
General and administrative		129.9	120.6	7.5	107.7
Other charges and (income)
Restructuring	14	—	26.5	—	—
Impairment loss	14	—	12.1	—	—
Curtailment gain	16	—	(23.7)	—	—
Total operating expenses		395.7	385.0	38.6	345.5
Operating income (loss) from continuing operations		89.7	26.4	(12.5)	52.0
Other (income) and expenses
Financing costs	20	34.0	60.4	7.0	6.5
Accretion in carrying value and loss on early redemption of preferred shares		—	9.4	0.5	—
Loss (gain) on disposal of property, plant and equipment and assets held for sale		(1.4)	0.7	—	(1.4)
Foreign exchange loss from reduction in net investment in a foreign entity		9.5	—	—	—
Foreign exchange loss (gain)	21	(33.0)	(68.9)	2.8	5.2

Income (loss) from continuing operations before income taxes		80.6	24.8	(22.8)	41.7
Income tax expense (recovery)	22	19.0	(7.0)	(5.7)	13.9
Income (loss) from continuing operations		61.6	31.8	(17.1)	27.8
Income (loss) from discontinued operations, net of taxes	6	—	(3.3)	(0.4)	2.4
Net income (loss)		$ 61.6	$ 28.5	$ (17.5)	$ 30.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]

					Predecessor
			The Company		Business

				44-day	321-day
		Year ended	Year ended	period ended	period ended
		January 31,	January 31,	January 31,	December 18,
	Notes	2006	2005	2004	2003
			(Restated -
OPERATING ACTIVITIES			Note 2)
Income (loss) from continuing operations		$ 61.6	$ 31.8	$ (17.1)	$ 27.8
Non-cash items:
Depreciation and amortisation		102.9	120.1	14.1	90.7
Amortisation of deferred financing costs	20	5.6	19.4	0.8	—
Employee stock compensation	18	0.9	2.3	—	—
Deferred income taxes expense (recovery)	22	(0.2)	(14.3)	(8.6)	0.1
Employee future benefits		—	—	1.7	—
Other charges		—	8.4	—	—
Accretion in carrying value and loss on early redemption of preferred shares		—	9.4	0.5	—
Loss (gain) on disposal of property, plant and equipment and assets held for sale		(1.4)	0.7	—	(1.4)
Foreign exchange loss (gain)		(22.8)	(66.4)	(3.2)	3.3
Cash flow from operating activities before the following		146.6	111.4	(11.8)	120.5
Net changes in non-cash operating items	23	(0.3)	81.8	94.6	(197.8)
Cash flows from operating activities		146.3	193.2	82.8	(77.3)
INVESTING ACTIVITIES
Additions to property, plant and equipment		(82.8)	(70.1)	(21.0)	(73.2)
Proceeds on disposal of property, plant and equipment and assets held for sale		5.6	4.7	—	5.5
Proceeds from the disposal of the Utility Vehicles segment, net of transaction costs of $ 1.6 million		—	40.3	—	—
Business acquisition, net of cash acquired	3, 14	(6.6)	(21.5)	(757.2)	—
Other		—	—	—	(4.6)
Cash flows from investing activities		(83.8)	(46.6)	(778.2)	(72.3)
FINANCING ACTIVITIES
Increase (decrease) in bank loans		(12.3)	12.3	—	—
Issuance of long-term debt		62.1	—	638.0	2.0
Repayment of long-term debt		(204.4)	(196.5)	(0.5)	(1.6)
Debt issuance costs		—	(1.4)	(46.1)	—
Increase in capital stock	17	0.7	60.0	304.5	—
Redemption of preferred shares	17	—	(52.6)	—	—
Net variation in advances from related parties		—	—	—	(118.0)
Net contribution from Bombardier Inc.		—	—	—	367.8
Other		(0.6)	(2.8)	—	(2.6)
Cash flows from financing activities		(154.5)	(181.0)	895.9	247.6
Effect of exchange rate changes on cash and cash equivalents		(7.4)	(0.1)	(1.1)	19.6
Cash flows from continuing operations		(99.4)	(34.5)	199.4	117.6
Cash flows from discontinued operations
Operating activities		—	(11.0)	(3.2)	(3.8)
Investing activities		—	(0.4)	—	(3.1)
Effect of exchange rate on cash and cash equivalent		—	—	—	0.8
Net increase (decrease) in cash and cash equivalents		(99.4)	(45.9)	196.2	111.5
Cash and cash equivalents at beginning of the period		150.3	196.2	—	28.7
Cash and cash equivalents at end of the period		$ 50.9	$ 150.3	$ 196.2	$ 140.2
Supplemental information
Cash paid for:
Interest		$ 27.5	$ 36.7	$ 2.6	$ 3.2
Income taxes		8.8	15.7	1.6	5.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND STATEMENT OF CHANGES IN BOMBARDIER INC.'S NET INVESTMENT

[millions of Canadian dollars]

				Predecessor
	The Company's			Business' Net
	Retained Earnings			Investment
			44-day
			period	321-day
	Year ended	Year ended	ended	period ended
	January 31,	January 31, January 31,		December 18,
	2006	2005	2004	2003
		(Restated -
		Note 2)
Balance at beginning of the period	$ 11.0	$ (17.5)	$ —	$ 170.2
Net income (loss)	61.6	28.5	(17.5)	30.2
Net change in currency translation adjustment	—	—	—	9.6
Net contribution from Bombardier Inc.	—	—	—	367.8
Balance at end of the period	$ 72.6	$ 11.0	$ (17.5)	$ 577.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

1. NATURE OF OPERATIONS

Bombardier Recreational Products Inc. ("BRP"), incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier Inc. ("J.A.B."). J.A.B.'s voting shares are owned by Bain Capital Luxembourg Investments S. ar. L. (50%), La Caisse de Dépôt et Placement du Québec (15%) and Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc. collectively ("Beaudier group") (35%) (collectively, the "Sponsors").

BRP and its subsidiaries, collectively (the "Company"), through its Powersports and Marine Engines segments, designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats, outboard engines, recreational and small aircraft engines (the "recreational products business"). The Company's products are sold mainly through an international network of independent dealers, distributors and original equipment manufacturers. The Company manufactures its products primarily in North America and in certain European countries.

On December 18, 2003, the Company acquired the recreational products business from Bombardier Inc. Prior to December 18, 2003, the recreational products business consisted primarily of a division within the Bombardier Inc. group of companies ("Bombardier").

2. RESTATEMENT

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivatives were designated as hedges at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with AcG-13 for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a consequence, the Company was not permitted to defer the recognition of the changes in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings and related notes for the year ended January 31, 2005 have been restated.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

2. RESTATEMENT [CONT'D]

The effect of the restatement, by line item, is as follows:

		January 31, 2005
	As previously
Consolidated balance sheet	reported	As restated[1]
Other current assets	$ 136.9	$ 141.4
Total assets	1,546.8	1,548.7
Accrued and other liabilities	356.2	339.8
Retained earnings (deficit)	(1.5)	11.0
Total liabilities and shareholder's equity	1,546.8	1,548.7
[1] Certain figures have been reclassified to conform to the presentation adopted in the current year.

	Year ended January 31, 2005
	As previously
Consolidated statement of income	reported	As restated
Revenues	$ 2,467.0	$ 2,451.3
Cost of sales	2,044.9	2,039.9
Gross profit	422.1	411.4
Foreign exchange gain	(40.1)	(68.9)
Income from continuing operations before income taxes	6.7	24.8
Income tax recovery	(12.6)	(7.0)
Income from continuing operations	19.3	31.8
Net income	16.0	28.5

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

3. BUSINESS ACQUISITION

Acquisition of the recreational products business

Pursuant to a purchase agreement dated December 2, 2003, the Company purchased Bombardier's recreational products business for a total consideration of $806.3 million. The net assets acquired were subject to a purchase price adjustment based on indemnification amounts related to income taxes due to Bombardier, which are included in other long-term liabilities. The total cost of the purchase was preliminarily allocated to the assets acquired and liabilities assumed on the basis of their estimated fair values, as determined by independent valuations, using the purchase method of accounting. During the year ended January 31, 2005, the Company completed its purchase price allocation and an adjustment was made to increase previously recorded goodwill by $6.1 million.

The following table summarises the aggregate fair values of the assets acquired and liabilities assumed at the acquisition date, as well as total amounts given as consideration for the acquisition:

Purchase Price Allocation [1]
Assets acquired and liabilities assumed
Current assets	$ 737.2
Property, plant and equipment	503.3
Other long-term assets	21.9
Long-term deferred income tax assets	2.4
Intangibles assets :
Trademarks	151.1
Dealer network	46.3
Patents	32.1
License agreement	13.8
Current liabilities	(627.4)
Long-term deferred income tax liabilities	(52.8)
Employee future benefits obligations	(123.1)
Other long-term liabilities	(34.0)
Net assets acquired	670.8
Goodwill	135.5
Purchase price	$ 806.3

Consideration given
Cash, net of cash acquired of $196.7[2]	$ 713.3
50,000 Redeemable Class A Preferred Shares	42.7
756.0
Transaction costs[3]	50.3
Total consideration	$ 806.3

[1]    The initial purchase price allocation has been restated in order to account for the tax effects of temporary differences related to the acquired trademarks, which are not deductible for tax purposes and are accounted for as indefinite life intangible assets for accounting purposes.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

3. BUSINESS ACQUISITION [CONT'D]

The effect of the retroactive restatement of the purchase price allocation resulted in an increase to the long-term deferred income tax of $38.0 million and increase to goodwill of $38.0 million. There was no impact of this restatement to shareholder's equity or net income.

[2]   Includes an amount of $49.0 million of cash received from Bombardier related to the working capital purchase price adjustment, in accordance with the terms of the purchase agreement.

[3]   Transaction costs are principally comprised of sponsors fees and professional fees.

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

4. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying Consolidated Financial Statements as at January 31, 2006 and 2005 and for the years ended January 31, 2006 and 2005, for the 44-day period ended January 31, 2004 and for the 321-day period ended December 18, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles conform, in all material respects, with accounting principles generally accepted in the United States ("US GAAP"), except as described in note 27.

All inter-company transactions and balances have been eliminated upon consolidation.

The Consolidated Financial Statements as at January 31, 2006 and 2005 and for the years ended January 31, 2006 and 2005 and for the 44-day period ended January 31, 2004 include the accounts of BRP and its subsidiaries, which are controlled through voting equity interests. The Company currently operates in 14 countries, with major operating units in Canada, the United States and Europe. The most important manufacturing subsidiaries of the Company included in the Consolidated Financial Statements are as follows:

  BRP US Inc., located in the United States;

  BRP-Rotax GmbH & Co. KG, located in Austria; and

  BRP Finland Oy, located in Finland.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

The combined financial statements for the 321-day period ended December 18, 2003 present the results of operations and cash flows of Bombardier's recreational products business on a carve out basis from Bombardier (the "predecessor business"), and are not necessarily indicative of the results of operations and cash flows that might have occurred had the recreational products business been financed as a stand alone business at that time since they include allocations for certain costs such as corporate office charges, interest expense, employee future benefits and income taxes. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition by the Company of the predecessor business, the results of operations and cash flows subsequent to the acquisition may not be comparable to those of the predecessor business.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

The principal accounting policies of the Company are summarised as follows:

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to: revenue recognition, net realisable value of inventory, promotion and incentive program accruals, provision for product warranty, provision for litigation, determination of pension and other employee benefits. Actual results could differ from these estimates and such differences could be material.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Translation of foreign currencies

Foreign operations are classified as self-sustaining or integrated.

a) Self-sustaining foreign operations

All assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. The Company's translation gains and losses are deferred and shown separately in shareholder's equity. The predecessor business resulting net gains or losses are part of "Net change in currency translation adjustment" included in Bombardier's net investment.

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

Sales of receivables

The Company transfers certain of its trade receivables on an ongoing basis to large financial institutions under receivable factoring agreements and securitisation transactions. The financial institutions buy these receivables without recourse to the seller. Such transfers are accounted for as sales when the Company is deemed to have surrendered control and as a result the related receivables have been excluded from the consolidated balance sheet. Losses on sales of receivables are recognised when incurred in the statement of income and are classified with financing costs.

Under factoring agreements, the Company receives the face value of the receivable less a negotiated discount.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

When the Company sells its receivables to a third party qualified special purpose entity, under the securitisation agreement, the Company retains rights to future excess cash flows generated by the entity which is accounted for as retained interests in the securitised receivable. Retained interests are subsequently accounted for as investments in debt securities and are included within other current assets on the consolidated balance sheets. The fair value of the retained interest approximates its carrying value given the short-term nature of associated cash flows.

Inventory valuation

Raw materials and work in process, finished products and parts and accessories are valued at the lower of cost (average cost or first-in, first-out) and replacement cost (raw materials) or net realisable value. The cost of work in process and finished products includes the cost of raw materials, direct labour and related manufacturing overhead.

Income taxes

The Company's income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are determined based on all significant differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws expected to be in effect when the differences reverse.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price of businesses acquired over the fair value of the net assets acquired. Goodwill is tested for impairment annually, in the fourth quarter, on the basis of its fair value, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the Company's reporting units with their carrying amount. The fair value of the reporting units is determined according to an estimate of future discounted cash flows. When the carrying amount of a reporting unit is greater than its fair value, the Company compares the fair value of the goodwill related to the reporting units with its carrying amount. Any impairment in the carrying amount of goodwill is charged to income.

The change in the carrying amount of goodwill is due to foreign exchange fluctuations. Goodwill is allocated entirely to the Powersports segment.

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

Deferred financing costs

Deferred financing costs are amortised on the effective yield basis over the duration of the related loans and are presented with financing costs on the consolidated statement of income. The unamortised portion is presented in other long-term assets.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Employee future benefits

The Company sponsors several domestic and foreign funded and unfunded defined benefit and defined contribution pension plans covering a majority of its employees. The Company also provides post-retirement benefits plans. These benefits plans essentially consist of post-retirement health care coverage and life insurance benefits in Canada.

The cost of pension and other benefits earned by employees under the Company's defined benefit plans is actuarially determined using the projected benefit method and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs. Plan obligations are determined based on expected future benefit payments discounted using current market interest rates and plan assets are presented at fair value. The net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets are amortised to income over the estimated average remaining service life of participants of approximately 17 years. The Company uses a measurement date of December 31.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Stock based compensation

The Company records compensation expense for grants of stock options issued by J.A.B. to directors, officers and employees of the Company using the fair value method over the service period, with a corresponding amount recorded as additional paid-in capital.

Revenue recognition

Revenue is derived primarily from the sale of products. Revenues are recognised when title passes upon delivery of products to independent dealers, distributors or customers, once the sale price is fixed or determinable and collection is reasonably assured.

Sales promotions and incentive programs

The Company generally provides for estimated sales promotion and incentive expenses at the later of revenue recognition or the announcement of sales promotion and incentive programs. Cash sales promotions and incentive programs are recorded as a reduction of revenues. Examples of these costs include dealer and distributor rebates, volume discounts and retail financing programs. Sales incentive programs that involve a free product or service delivered to the consumer are recorded as a component of cost of sales. Sales promotion and incentive expenses are estimated based on current programs and historical rates of the recreational products operations for each product line.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

4. SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

Product warranties

The Company provides limited product warranties covering periods from six months to three years for most product lines. However, in certain geographical markets, the Company provides longer warranties as determined by local regulations and market conditions. The warranty provision is established at the time of sale based on management's best estimate, using historical rates and trends. Adjustments to the warranty provision are made from time to time as actual claims materialise. In addition, the Company provides certain extended product warranties.

Advertising costs

The Company expenses advertising costs as incurred. The Company's total advertising expense amounted to $80.9 million, $53.4 million and $6.2 million for the year ended January 31, 2006, and 2005 and for the 44-day period ended January 31, 2004. The predecessor business total advertising expense amounted to $69.6 million for the 321-day period ended December 18, 2003.

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

5. CHANGE IN ACCOUNTING PRINCIPLES

Variable interest entities

In June 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG No. 15"). AcG No. 15 establishes the consolidation criteria for variable interest entities based on a risks-and-rewards model rather than on a control-based model. These recommendations were effective as of the fourth quarter of fiscal year 2005 and did not have a material impact on the Consolidated Financial Statements.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

As a result of the Company's decision on July 23, 2004 to sell its Utility Vehicles segment, the results of operations, cash flows and financial position of the Utility Vehicles segment have been segregated in the accompanying Consolidated Financial Statements and are reported as discontinued operations.

The Company sold the Utility Vehicles segment on August 30, 2004. The carrying value of the Utility Vehicles segment net assets approximated fair value, as the net assets were recorded at their estimated fair values as part of the acquisition on December 18, 2003. The net book value of the assets disposed, excluding goodwill of $12.9 million, was $27.4 million. The Company received net proceeds of $40.3 million on the disposal and recorded a curtailment gain of $3.5 million related to the pension plan under discontinued operations. As a result, there was no gain or loss recorded on the disposal.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE [ CONT'D]

The results of discontinued operations presented in the accompanying consolidated statements of income, were as follows:

			Predecessor
	The Company		Business
		44-day	321-day
	Year ended	period ended	period ended
	January 31,	January 31,	December 18,
	2005 [1]	2004	2003
Revenues	$ 22.6	$ 11.5	$ 71.5
Cost of sales	21.0	10.8	56.9
Gross profit	1.6	0.7	14.6
Operating expenses
Selling and marketing	2.5	0.4	3.8
Research and development	1.6	0.4	2.8
General and administrative	2.5	0.5	4.2
Total operating expenses	6.6	1.3	10.8
Income (loss) before income taxes	(5.0)	(0.6)	3.8
Income tax expense (recovery)	(1.7)	(0.2)	1.4
Income (loss) from discontinued operations	$ (3.3)	$ (0.4)	$ 2.4
[1] Reflects results of operations up to August 30, 2004.

Assets held for sale

Assets held for sale included three facilities in the United States amounting to $13.4 million as at January 31, 2005. During the year ended January 31, 2006, one of the facilities was sold and the two remaining facilities, amounting to $10.0 million, no longer qualified as held for sale and were reclassified to property, plant and equipment.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

7. RELATED PARTY TRANSACTIONS

The Company is party to various related party transactions carried out in the normal course of business. In addition to other related party transactions disclosed elsewhere in the Consolidated Financial Statements, related party transactions are described below. All transactions are measured at their exchange amount.

a) Transactions with sponsors

The Company and J.A.B. entered into a management agreement with affiliates of the Sponsors to provide management services. Pursuant to such agreement, affiliates of the Sponsors receive an aggregate annual management fee of U.S.$2.25 million and out-of-pocket expenses. The management agreement expires January 31, 2014.

Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Incurred and paid during the period	$ 2.9	$ 2.9	$ 0.4	—

Under the revolving credit facility that is part of its credit agreement dated December 18, 2003 (amended and restated on February 9, 2005), the Caisse de Dépôt et Placement du Québec has committed to lend to the Company an amount of up to $41.0 million.

b) Floorplan financing

On June 1, 2005, Bombardier Capital Ltd. and Bombardier Capital Inc. (collectively "BC"), wholly owned subsidiaries of Bombardier, which has significant shareholders in common with the Company, sold its floorplan portfolio to a third party company. Related party transactions with BC reported herein are until June 1, 2005.

The total amount of floorplan financing provided by BC was as follows:

Predecessor
The Company			Business
		44-day	321-day
Year ended	Year ended	period ended	period ended
January 31,	January 31,	January 31,	December 18,
2006	2005	2004	2003
$ 404.5	$ 1,379.7	$ 174.6	$ 1,221.4

The outstanding floorplan financing between the Company's dealers and BC amounted to $705.3 million as at January 31, 2005.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

7. RELATED PARTY TRANSACTIONS [ Cont'd]

The Company's portion of the financing charges under the floorplan financing agreement with BC was as follows:

Predecessor
The Company			Business
		44-day	321-day
Year ended	Year ended	period ended	period ended
January 31,	January 31,	January 31,	December 18,
2006	2005	2004	2003
$ 10.4	$ 28.5	$ 3.5	$ 23.2

c) Sales of receivables

On June 8, 2005, the receivable transfer arrangement with Bombardier Capital Inc. ("BCI") expired and a new arrangement was concluded with a third party financial institution. Related party transactions with BCI reported herein are until such date.

Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Total receivable transfers to BC	$ 111.8	$ 510.8	$ 196.4	$ 354.4
Loss incurred by the Company in
connection with transfers of
receivables	$ 1.1	$ 2.4	$ 0.7	$ 2.0

The loss incurred was classified with financing costs.

	January 31,	January 31,
	2006	2005
Receivables held by the BRP Receivables Funding, LLC ("BRFL")	$ —	$ 21.6
Total receivable outstanding with BC	—	125.1
BRFL's retained interest in receivables transferred to BCI (January 31, 2005 - net of provision for loss of $0.5 million)	—	38.0
Owed by BRFL to BCI with respect to collections on receivables transferred to BCI pursuant to the arrangement	—	16.4

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

7. RELATED PARTY TRANSACTIONS [ Cont'd]

d) Predecessor business allocations from Bombardier

321-day period ended
December 18, 2003

Allocation of corporate office charges	$ 12.6
Allocation of employee future benefits costs	21.1
Allocation of insurance charges and other	7.7
$ 41.4

The predecessor business corporate office charges are included in general and administrative expenses. The predecessor business employee future benefits costs are allocated to the same line items as the respective salary expense.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

8. RECEIVABLES

The Company's receivables were as follows:

	January 31,	January 31,
	2006	2005
Trade receivables
Canadian dollars	$ 5.4	$ 9.7
U.S. dollars	31.4	22.9
Euros	22.7	20.5
Brazilian real	5.7	7.3
Swedish krona	4.9	6.5
Other currencies	4.2	9.7
	74.3	76.6
Allowance for doubtful accounts	(2.7)	(3.2)
	71.6	73.4
Sales tax	24.2	24.5
Bombardier	7.7	6.7
Other	6.6	8.1
	$ 110.1	$ 112.7

The dollar denomination of trade receivables was attributed based on the invoicing currency.

Sales of receivables

In addition to the related party transactions disclosed previously, the Company also sells receivables to third parties. The fair value of the receivables sold approximates their carrying value at the time of sale.

				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Total receivable transferred to third parties	$ 324.2	$ 221.7	$51.7	$201.0

Receivables outstanding, excluding those disclosed in related party transactions, transferred under securitisation arrangements, between the Company's independent dealers and third-party large finance companies amounted to $114.9 million and $41.6 million, respectively as of January 31, 2006 and 2005.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

9. INVENTORIES

The Company's inventories were as follows:

	January 31,	January 31,
	2006	2005
Raw materials and work in process	$ 135.6	$ 140.3
Finished products	71.9	79.6
Parts and accessories	76.0	82.2
	$ 283.5	$ 302.1

10. OTHER ASSETS

The Company's other assets were as follows:

	January 31,	January 31,
	2006	2005
Current		(Restated - Note 2)
Deferred income taxes	$ 43.4	$ 47.8
Investment in retained interests [note 7c]	21.0	38.0
Derivative financial assets	—	18.9
Prepaid expenses and other	13.1	13.4
Income taxes and investment tax credits receivable	17.1	19.9
Assets held for sale	—	3.4
	$ 94.6	$ 141.4
Long-term
Deferred income taxes	$ 13.6	$ 14.2
Deferred financing costs	19.6	24.8
Deferred development costs	2.9	5.8
Restricted investments	11.0	12.5
Assets held for sale	—	10.0
Other	1.7	—
	$ 48.8	$ 67.3

The restricted investments can only be used for severance payments and pension costs associated with pension plans of a subsidiary located in Austria, BRP-Rotax GmbH & Co. KG, and are not available for general corporate use and are, therefore, classified as restricted long-term assets.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

10. OTHER ASSETS [ CONT'D]

Amortisation of development costs was as follows:

Predecessor
The Company			Business
		44-day	321-day
Year ended	Year ended	period ended	period ended
January 31,	January 31,	January 31,	December 18,
2006	2005	2004	2003
$ 2.2	$ 3.1	$ 0.3	$ 2.5

There was no addition to deferred development costs during the years ended January 31, 2006 and 2005.

11. PROPERTY, PLANT AND EQUIPMENT

	January 31, 2006			January 31, 2005
	Cost	Accumulated	Net book	Cost	Accumulated	Net book
		depreciation	value		depreciation	value
Equipment	$ 201.5	$ 77.8	$ 123.7	$ 180.3	$ 45.6	$ 134.7
Tooling	169.9	91.0	78.9	143.2	55.1	88.1
Buildings	172.2	17.8	154.4	172.1	10.1	162.0
Land	44.8	—	44.8	41.0	—	41.0
	$ 588.4	$ 186.6	$ 401.8	$ 536.6	$ 110.8	$ 425.8

Included in the above are assets under construction amounting to $16.0 million as at January 31, 2006 and $19.0 million as at January 31, 2005.

Depreciation of property, plant and equipment was as follows:

Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Cost of sales	$ 78.9	$ 95.2	$ 9.7	$ 74.6
Operating expenses	9.2	9.2	2.6	10.9
	$ 88.1	$ 104.4	$ 12.3	$ 85.5

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

12. OTHER INTANGIBLE ASSETS

	January 31, 2006			January 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortisation	value	Cost	Amortisation	value
Intangible assets subject to amortisation
Patents	$ 32.1	$ 22.7	$ 9.4	$ 32.1	$ 12.0	$ 20.1
Dealer network	46.3	4.0	42.3	46.3	2.1	44.2
	78.4	26.7	51.7	78.4	14.1	64.3
Intangible assets not subject to amortisation
License agreement	13.8	—	13.8	13.8	—	13.8
	$ 92.2	$ 26.7	$ 65.5	$ 92.2	$ 14.1	$78.1

Amortisation of patents and dealer network was $12.6 million for the year ended January 31, 2006, $12.6 million for the year ended January 31, 2005 and $1.5 million for the 44-day period ended January 31, 2004. The predecessor business amortisation of patents for the 321-day period ended December 18, 2003 was $2.7 million.

The estimated aggregate amortisation expenses for each of the next five successive fiscal years:

2007	$ 11.3
2008	1.9
2009	1.9
2010	1.9
2011	1.9

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

13. BANK LOANS

	January 31,	January 31,
	2006	2005
Revolving credit facility	$ —	$ 12.3

The outstanding borrowings were denominated in U.S. dollars as at January 31, 2005. The Company also had issued letters of credit for an amount of $30.9 million as at January 31, 2006 ($38.9 million as at January 31, 2005), under the revolving credit facility.

Under the credit agreement (the "credit agreement") dated December 18, 2003 (amended and restated on February 9, 2005), the Company can borrow up to $250.0 million ("available borrowings") under a revolving credit facility (the "revolving facility"). Available borrowings may be denominated either in Canadian dollars, in U.S. dollars or in Euros, at various interest rates plus applicable margin. Weighted-average interest rate on the revolving facility was 5.84% for the year ended January 31, 2006 (5.05% for the year ended January 31, 2005). The revolving facility can be used for general corporate purposes and to fund working capital requirements and matures in 2008.

The revolving facility is secured by all of the assets of the Company, certain of its subsidiaries and of J.A.B. and contains restrictions including the obligation to maintain certain financial ratios. The revolving facility requires that the Company comply on a quarterly basis with certain financial covenants, such as a maximum total leverage ratio test and a minimum interest coverage ratio test. In addition, the revolving facility restricts or limits the Company's ability to make capital expenditures and incur additional indebtedness. The Company was in compliance with each of the covenants as at January 31, 2006.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

14. ACCRUED AND OTHER LIABILITIES

	January 31,	January 31,
	2006	2005
		(Restated -
		Note 2)
Accrued liabilities	$ 92.4	$ 104.6
Wages and related liabilities	69.7	73.1
Warranty provision	62.4	66.3
Sales promotions and incentive programs	29.1	35.1
Dealer holdback programs	39.3	41.3
Due to BCI	—	16.7
Restructuring provision	—	10.6
Deferred revenue	5.8	4.9
Income taxes payable	12.0	8.5
Due to Bombardier	25.8	23.0
Deferred income taxes	28.0	30.2
Other	10.2	11.5
Total accrued and other	374.7	425.8
Current	287.2	339.8
Long-term	87.5	86.0
Total accrued and other	$ 374.7	$ 425.8

Long term portion of accrued and other liabilities is comprised of a portion of the warranty provision, deferred income taxes, due to Bombardier mainly in connection with indemnification related to income taxes, and other.

The change in the accrued warranty provision was as follows:

				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Balance at beginning of the period	$ 66.3	$ 73.8	$ 73.5	$ 68.7
Expensed during the period	43.9	47.2	5.7	51.7
Claims paid during the period	(46.6)	(40.0)	(5.3)	(42.6)
Change in estimate	2.8	(12.6)	(0.2)	—
Effect of foreign currency exchange rate changes	(4.0)	(2.1)	0.1	(4.3)
Balance at end of the period	62.4	$ 66.3	$ 73.8	$ 73.5

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

14. ACCRUED AND OTHER LIABILITIES [ CONT'D]

a) Restructuring provisions of November 2004

In November 2004, the Company announced the restructuring of certain of its operations, including a reduction of its workforce. Approximately 660 jobs were eliminated. Employees received indemnities that included a cash severance, early retirement pension benefits, and other benefits such as relocation and career transition services. Departures began during the last quarter of the year ended January 31, 2005.

The restructuring costs relating to the November 2004 announcement were charged to income during the year ended January 31, 2005 and consisted of $6.5 million of severance and a $20.0 million charge for special termination benefits. The special termination benefits were mainly as a result of offering a voluntary early retirement incentive and bridging to early retirement, which increased the Company's employee future benefit obligation. Severance payments during the year ended January 31, 2005 amounted to $3.2 million resulting in an outstanding restructuring provision of $3.3 million as at January 31, 2005. During fiscal 2006, the Company completed its November 2004 restructuring and paid the remaining severances.

The restructuring costs related to the November 2004 announcement recorded were as follows:

Employee severance
and relocation expenses
Balance at January 31, 2005	$ 3.3
Cash payments	(3.0)
Change in estimate	(0.3)
Balance at January 31, 2006	$ —

Additionally, a non-cash impairment charge of $12.1 million was recorded in fiscal 2005 after assessing the fair value of two Marine Engines segment facilities located in the United States.

b) Restructuring provisions related to business acquisition

Costs associated with certain restructuring activities related to the business acquisition are recorded as a liability assumed as of the consummation date of the business acquisition and are included in the cost of the acquired business.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

14. ACCRUED AND OTHER LIABILITIES [ CONT'D]

b) Restructuring provisions related to business acquisition [ Cont'd]

In connection with the acquisition, management approved and initiated a plan to restructure the recreational products business, and recorded a related accrual of $24.8 million. The acquisition liabilities include incremental costs to terminate approximately 337 employees and costs to shut down manufacturing facilities and to relocate the Company's head office. During the year ended January 31, 2005, the Company completed its assessment of restructuring activities related to the business acquisition. Revision of prior accruals of $0.7 million, during the year ended January 31, 2006, resulted primarily from the finalisation of the restructuring plans related to the business acquisition and was recorded as an adjustment to goodwill.

The restructuring costs related to the business acquisition recorded were as follows:

	Severance	Facilities
	and relocation	shutdown
	costs	costs	Total
Restructuring accrual in connection with business acquisition	$ 17.8	$ 7.0	$ 24.8
Cash payments	(0.2)	—	(0.2)
Balance as at January 31, 2004	$ 17.6	$ 7.0	$ 24.6
Revision of prior accruals	—	(0.8)	(0.8)
Restructuring charges
Cash payments	(14.0)	(2.1)	(16.1)
Effect of foreign currency exchange rate changes	(0.3)	(0.1)	(0.4)
Balance as at January 31, 2005	$ 3.3	$ 4.0	$ 7.3
Revision of prior accruals	(0.7)	—	(0.7)
Cash payments	(2.6)	(4.0)	(6.6)
Balance as at January 31, 2006	$ —	$ —	$ —

The facilities shutdown charge consisted of cash payments of approximately $2.1 million and $4.0 million which consisted of the net lease charges related to leased facilities (mainly office space) that were no longer required pursuant to the acquisition.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

15. LONG-TERM DEBT

The Company's long-term debt, average effective rates and maturities were as follows:

		Effective	Effective
		interest	interest
		rate as at	rate as at
	Maturity	January 31,	January 31,	January 31,	January 31,
	date	2006	2005	2006	2005
Term Facilities (U.S. $280 million)	2010	—%	4.97%	$ —	$ 147.2
Senior subordinated notes (U.S. $200 million)	2013	8%	8%	228.8	247.6
Other	2008	2.00%	2.00%	1.8	1.9
				230.6	396.7
Current portion				—	(147.2)
Long-term portion				$ 230.6	$ 249.5

Senior Secured Credit Facilities

On February 9, 2005, the Company voluntarily fully repaid, without penalty, U.S.$ 118.9 million ($147.2 million) of the U.S. $280 million term loan facility under the Term Facilities. The U.S. $280 million Term Facilities had been replaced by a new term loan facility of U.S. $50 million, under the amended and restated Senior Secured Credit Facilities, which matures January 31, 2011.

On January 31, 2006, the Company voluntarily repaid, without penalty, the outstanding balance of U.S. $49.5 million (approximately $57.0 million) of the Term Facility.

Senior Subordinated Notes

On December 18, 2003 the Company issued U.S.$200 million ($228.8 million) of unsecured senior subordinated notes (the "notes"), maturing on December 15, 2013. Interest on the notes accrues at a rate of 8 3/8 % per annum and is payable semi-annually. The notes rank junior, in right of payment, to all of the Company's existing and future senior indebtedness, including indebtedness under the credit agreement, pari passu, in right of payment, with all existing and future senior subordinated indebtedness and senior, in right of payment, to all existing or future subordinated indebtedness.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

15. LONG-TERM DEBT [ CONT'D]

Senior Subordinated Notes [ Cont'd]

After December 15, 2006 and before December 15, 2008, the Company may redeem the notes, as a whole, but not in part, upon the occurrence of a change of control (as defined in the indenture governing the notes) at a redemption price equal to 100% of the principal amount thereof plus an applicable premium, and accrued and unpaid interest and additional interest thereon, if any, to the date of redemption, and otherwise subject to the terms of the indenture governing the notes.

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

Redemption Price

2008	104.188%
2009	102.792%
2010	101.396%
2011 and thereafter	100.000%

Repayment Requirements

The repayment requirements for the next five years ended January 31 and thereafter, are as follows:

2007	$ —
2008	1.8
2009	—
2010	—
2011	—
Thereafter	228.8
$ 230.6

16. EMPLOYEE FUTURE BENEFITS

The Company maintains non-contributory defined benefits plans that provide for pensions and other post-retirement benefits, and also makes contributions to defined contribution retirement plans.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

a) Canadian employee future benefits

The Company sponsors defined benefit pension and other post-retirement benefit plans for its Canadian employees. In addition, the Company has a supplementary executive retirement plan to provide supplemental pension benefits to executives.

Since Canadian employees were part of Bombardier common plans an agreement was reached with Bombardier, at the time of the acquisition, with respect to the transfer of a proportionate share of assets to fund the liabilities assumed by the Company under its new plans. The liabilities assumed by the Company relate only to the active Canadian employees (not the retirees) as of December 18, 2003 and cover past services with Bombardier for eligibility and determination of benefits. As part of the acquisition, Bombardier agreed to make a special one time contribution to these new plans in order to ensure that the contribution of Bombardier provided sufficient funds over the active Canadian employees' remaining working careers for the new plans to be in position to pay pension benefits as they become due.

During the year ended January 31, 2006, Bombardier's finalised the transfer of the plan assets and made the one-time contribution to the new plans.

In January 2005, the Company suspended a Canadian defined benefit pension plan covering the majority of the Canadian employees and introduced a defined contribution pension plan with an effective date of June 1, 2005. The Canadian plan suspension freezes the plan participants' benefits accrued prior to June 1, 2005 which will remain payable by the plan. The new defined contribution pension plan has been communicated to employees prior to January 31, 2005. The Company recognised a curtailment gain of $23.7 million resulting from the removal of future salary projections for Canadian employees who participate in the career pay formula in the calculation of the benefit obligation of a Canadian defined benefit pension plan and is subject to finalisation of regulatory approval.

b) United States employee future benefits

The Company did not assume liabilities for the active and retired employees as of  December 18, 2003 under the Bombardier common defined benefit plans, with the exception of the non-registered supplementary executive retirement plan for its executive employees, for which the Company assumed the liabilities.

Since the acquisition, the Company offers a defined contribution benefit plan to the majority of its employees in the United States. Effective December 18, 2003, the Company also put in place a non-registered supplementary executive retirement plan for its executive employees in the United States.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

c) Other employee future benefits

The Company also provides healthcare and life insurance benefits mainly to eligible Canadian employees. The life insurance benefit is non-contributory. For most eligible employee who will retire prior to December 31, 2006, the healthcare benefit is contributory. Participants generally become eligible, for retiree healthcare benefits after reaching age 55 and having accumulated 5 years of service, immediately prior to retirement. Generally, the medical plan pays a percentage of most medical expenses which are in excess of the costs covered by provincial government plans. The plan is funded on a pay as you go basis. For active employees on December 31, 2005 who will retire after December 31, 2006, the healthcare benefit will consist of an annual benefit of $720 indexed at 3% per year. Employees hired after December 31, 2005 are not eligible for these benefits.

Defined Benefit Pension Plans

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation were as follows (weighted-average assumptions as at the measurement date, December 31 preceding the fiscal year end):

							Predecessor
	The Company						Business
						44-day		321-day
	Year ended		Year ended		period ended		period ended
	January 31,		January 31,		January 31,		December 18,
	2006			2005		2004		2003

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Benefit cost actuarial assumptions (1)
Discount rate	6.00%	5.01%	6.00%	5.01%	6.00%	5.01%	6.50%	5.47%
Rate of compensation increase	4.07%	3.51%	4.09%	3.51%	4.10%	3.51%	4.25%	3.58%
Expected long-term rate of return on plan assets	6.75%	6.00%	6.81%	6.00%	6.81%	6.00%	7.17%	7.55%
Projected benefit obligation actuarial assumptions (2)
Discount rate	5.35%	4.28%	6.00%	5.01%	6.00%	5.01%	6.00%	5.37%
Rate of compensation increase	4.09%	3.51%	4.07%	3.51%	4.09%	3.51%	4.00%	3.85%

(1) Determined as of beginning of period

(2) Determined as of end of period

The expected return on plan assets is determined by considering the long-term historical returns, future estimates of long-term investment returns and assets allocation.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

The following tables provides a reconciliation of the changes in the pension plans' projected benefit obligation and fair value of assets as at the measurement date, December 31 preceding the fiscal year end.

	January 31,		January 31,
		2006		2005
	Domestic	Foreign	Domestic	Foreign
Projected benefit obligation
Obligation at beginning of the period	$ 144.7	$ 74.0	$ 133.5	$ 71.6
Current service cost	4.4	3.0	10.6	2.9
Interest cost	8.7	3.5	8.3	3.5
Plan amendments	1.6	—	—	—
Actuarial loss	17.9	8.1	1.1	1.2
Benefits paid	(5.8)	(3.2)	(1.3)	(4.5)
Curtailment gains	—	—	(26.5)	—
Special termination benefits	—	—	19.0	—
Effect of foreign currency exchange rate changes	—	(10.9)	—	(0.7)
Projected benefit obligation at end of the period	$ 171.5	$ 74.5	$ 144.7	$ 74.0

Plan assets
Fair value at beginning of the period	$ 112.4	$ 0.8	$ 97.1	$ 0.2
Adjustment [1]	—	—	(3.1)	—
	112.4	0.8	94.0	0.2
Actual return on plan assets	9.5	—	8.2	—
Employer contributions	8.3	3.3	11.5	5.1
Benefits paid	(5.8)	(3.2)	(1.3)	(4.5)
Effect of foreign currency exchange rate changes	—	(0.1)	—	—
Fair value at end of the period	$ 124.4	$ 0.8	$ 112.4	$ 0.8
[1] Following finalisation of negotiations with Bombardier plan assets have been adjusted.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

The allocation of the projected benefit obligation and plan assets by major countries was as follows:

	January 31,	January 31,
	2006	2005
Projected benefit obligation
Canada	$ 171.5	$ 144.7
United States	1.3	1.1
Austria	72.6	72.4
Other	0.6	0.5
	246.0	$ 218.7
Plan assets
Canada	124.4	$ 112.4
Other	0.8	0.8
	$ 125.2	$ 113.2

The reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets under employee future benefits obligations was as follows:

	January 31,		January 31,
		2006		2005
	Domestic	Foreign	Domestic	Foreign
Fair value of plan assets	$ 124.4	$ 0.8	$ 112.4	$ 0.8
Projected benefit obligation	(171.5)	(74.5)	(144.7)	(74.0)
Funded status	(47.1)	(73.7)	(32.3)	(73.2)
Unamortised net actuarial loss (gain)	14.1	8.9	(1.5)	0.8
Unamortised past service cost	1.5	—	—	—
Net recognised amount	$ (31.5)	$ (64.8)	$ (33.8)	$ (72.4)

All of the pension plans had projected benefit obligations in excess of plan assets.

Pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	January 31,			January 31,
Accumulated benefit obligations in excess of plan assets		2006		2005
	Domestic	Foreign	Domestic	Foreign
Accumulated benefit obligation	(156.3)	(74.5)	$ (126.1)	$ (51.1)
Fair value of plan assets	110.2	0.4	99.6	—
	(46.1)	(74.1)	$ (26.5)	$ (51.1)

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

Components of the net benefit cost recognised were as follows:

							Predecessor
	The Company						Business
					44-day		321-day
	Year ended		Year ended		period ended		period ended
	January 31,		January 31,		January 31,		December 18,
	2006		2005		2004		2003
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Net benefit plan cost
Current service cost	$ 4.4	$ 3.0	$ 10.6	$ 2.9	$ 1.3	$ 0.4	$ 8.1	$ 7.8
Interest cost	8.7	3.5	8.3	3.5	1.0	0.4	11.2	3.9
Actual return on plan assets	(9.5)	—	(8.2)	—	(0.2)	—	(8.1)	(0.7)
Actuarial loss (gain)	17.9	8.1	1.1	1.2	(1.6)	(0.4)	1.5	0.3
Plan amendments	1.6	—	—	—	—	—	—	—
Curtailment gain	—	—	(23.7)	—	—	—	—	—
Special termination benefits	—	—	19.0	—	—	—	—	—
Benefit cost before adjustments to recognised the long-term nature of the plans	23.1	14.6	7.1	7.6	0.5	0.4	12.7	11.3
Difference between actual and expected return on plan assets	2.3	—	1.6	—	(0.6)	—	—	—
Difference between actual actuarial loss and the amount recognised	(17.9)	(8.1)	(1.1)	(1.2)	1.6	0.4	—	—
Amortisation of past service costs	(1.5)	—	—	—	—	—	0.9	0.1
Benefit cost recognised	$ 6.0	$ 6.5	$ 7.6	$ 6.4	$ 1.5	$ 0.8	$ 13.6	$ 11.4

For the Canadian Registered Pension Plan for Executives and the Supplemental Executive Pension Plan, the most recent actuarial valuation for funding purposes were prepared with an effective date of December 18, 2003, and the next valuation will be completed by September 30, 2006 with and effective date of December 31, 2005.

For the Canadian Registered Pension Plan for employees of BRP, the most recent actuarial valuation for funding purposes was prepared with an effective date of December 31, 2004, and the next valuation will be completed by September 30, 2008 with and effective date of December 31, 2007.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

Plan assets are held in trust and their weighted-average allocations were as follows as at the December-31 measurement date:

Asset category (in percentage)	2007 Target Allocation	2006Actual Allocation
Publicly-traded Canadian equity securities	30%	20%
Publicly-traded foreign equity securities	30%	30%
Publicly-traded fixed income securities	40%	50%

Since the transfer from Bombardier of the plan assets was still pending as at January 31, 2005 the Company's contribution were temporarily invested in indexed balance funds.

As at December 31, 2005, the publicity traded securities included 254,800 Class B Shares (subordinated voting) of Bombardier with a fair value of $0.8million.

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $12.0 million to all defined benefit pension plans for the year ended January 31, 2007.

Based on current estimates, the future benefit payments under the Company's defined benefit pension plans over the next ten years are expected to be as follows:

	Domestic	Foreign	Total
2007	$ 4.7	$ 3.2	$ 7.9
2008	6.4	3.1	9.5
2009	7.6	3.2	10.8
2010	8.4	3.3	11.7
2011	9.1	3.4	12.5
2012 to 2016	49.0	16.5	65.5

Defined Contribution Pension Plans

The Company contributions under defined contribution pension plans totalled $11.5 million for the year ended January 31, 2006, $4.3 million for the year ended January 31, 2005 and $0.1 million for the 44-day period ended January 31, 2004. Predecessor business contributions under defined contribution plans totalled $2.0 million for the 321-day period ended December 18, 2003.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

Other post-retirement benefit plans

The significant actuarial assumptions adopted to determine the benefit cost and the projected benefit obligation were as follows (weighted-average assumptions as at the measurement date, December 31 preceding the fiscal year end):

				Predecessor
	The Company			Business
			44-day	321-day
Year ended		Year ended	period ended	period ended
January 31,		January 31,	January 31,	December 18,
	2006	2005	2004	2003
	Domestic	Domestic	Domestic	Domestic
Benefit cost actuarial assumptions (1)
Discount rate	6.00%	6.00%	6.00%	6.50%
Rate of compensation increase	4.07%	4.09%	4.10%	4.25%
Projected benefit obligation actuarial assumptions(2)
Discount rate	5.35%	6.00%	6.00%	6.00%
Rate of compensation increase	4.14%	4.07%	4.09%	4.00%
(1) Determined as of beginning of the period
(2) Determined as of end of the period

The following tables provide a reconciliation of the changes in the benefit plans' projected benefit obligation as at the measurement date, December 31 preceding the fiscal year end.

	January 31,	January 31,
	2006	2005
	Domestic	Domestic
Projected benefit obligation
Obligation at beginning of the period	$ 16.1	$ 12.5
Current service cost	1.0	0.9
Interest cost	0.8	0.8
Plan amendments	(3.0)	1.4
Actuarial loss	0.3	0.3
Benefits paid	(0.3)	(0.1)
Curtailment gain	—	(0.7)
Special termination benefit	—	1.0
Projected benefit obligation at end of the period	$ 14.9	$ 16.1

The Company's post-retirement benefits plans are all unfunded.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

The reconciliation of the funded status of the other post-retirement benefit plans to the amounts recorded under accrued benefit liability on the consolidated balance sheets was as follows as at January 31:

	January 31,	January 31,
	2006	2005
	Domestic	Domestic
Deficit	$ (14.9)	$ (16.1)
Unamortised net actuarial loss	0.4	0.1
Unamortised past service cost	(1.7)	—
Net recognised amount	$ (16.2)	$ (16.0)

Components of the net benefit plan cost were as follows:

				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
	Domestic	Domestic	Domestic	Domestic
Net benefit plan cost
Current service cost	$ 1.0	$ 0.9	$ 0.1	$ 0.4
Interest cost	0.8	0.8	0.1	0.6
Actuarial loss (gain)	0.3	0.3	(0.2)	0.2
Plan amendments	(3.0)	1.4	—	—
Special termination benefits	—	1.0	—	—
Benefit cost before adjustments to recognised the long-term nature of the plans	(0.9)	4.4	—	1.2
Difference between actual and actuarial gain and the amount recognised	(0.3)	(0.3)	0.2	—
Difference between amortisation of past service cost for year and actual plan amendments for year	1.7	—	—	—
Benefit cost recognised	$ 0.5	$ 4.1	$ 0.2	$ 1.2

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

16. EMPLOYEE FUTURE BENEFITS [ CONT'D]

Health care costs

The health care cost trend rate, which is a weighted-average annual rate of increase in the per capita cost of covered health and dental-care benefits, was assumed to start at 11.50% in fiscal year 2006 and is expected to gradually decline by 0.75% per year to be at 5.50% in fiscal year 2014 and remaining at that level thereafter. Other benefit costs were assumed to increase at the same rate as price inflation.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Increase	Decrease

Effect on total of service and interest cost	$ 0.2	$ 0.1
Effect on post-retirement benefit obligation	0.2	0.2

17. CAPITAL STOCK

The authorised capital stock of the Company is as follows:

Classified as liabilities

Unlimited number of Class A Preferred Shares, cumulative dividend per share of 6% per annum calculated on the redemption price of $1,000 per share plus any unpaid dividends for prior years, redeemable at the option of the Company or mandatory redemption on a direct or indirect change of control of the Company to a party other than the sponsors, sale of all or substantially all of the assets of the Company, or on a direct of indirect change of control of J.A.B. to a party other than the Sponsors, at a price of $1,000 plus accrued dividends.

Classified as equity

Unlimited number of Common Shares

Unlimited number of Class B Preferred Shares, rights and privileges to be determined by the board of directors of the Company prior to the issuance of any Class B Preferred Shares, provided that all Class B Preferred Shares will in all instances rank junior as to liquidation rights, dividend rights and redemption rights to the Class A Preferred Shares for so long as any Class A Preferred Shares are outstanding.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

17. CAPITAL STOCK [CONT'D]

	January 31,	January 31,
Issued and outstanding	2006	2005
1 Common Share	$ 365.6	$ 364.4

On December 18, 2003, the Company issued 1 common share to its parent company for a total cash consideration of $304.5 million.

During the year ended January 31, 2006, the stated capital was increased as a result of receiving $0.7 million from J.A.B. following the issue of shares of J.A.B.

During the year ended January 31, 2005, the stated capital was increased as a result of the following:

  $7.4 million received from J.A.B. following the issue of shares of J.A.B.; and

  $52.6 million received from J.A.B. following the redemption of all of the issued and outstanding class A preferred shares held by J.A.B.

18. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

18. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN [ CONT'D]

Under the stock option plan, the board of directors of J.A.B. approved a grant of 21,424,650 options. The options are exercisable into Class B common shares of J.A.B. at an exercise price equal to the fair market value of the Class B shares on the date of grant and are exercisable for a period of up to 10 years. One-third of the options granted vest in equal annual instalments on each of the five anniversary dates of the date of grant. The remaining two-thirds of the options granted become eligible to vest in equal annual instalments on each of the five anniversary dates of the date of grant, and shall only vest upon certain performance measures being achieved following either an IPO or a change in control.

The number of J.A.B's stock options varied as follows:

			Year ended			Year ended
			January 31,			January 31,
			2006			2005
	Number of	Exercise	Life	Number of	Exercise	Life
	options	price	(years)	options	price	(years)
Balance at the
beginning	20,074,650	$ 1		—	$ —
Granted	187,500	1		21,424,650	1
Forfeited	(1,300,000)	1		(1,350,000)	1
Balance at the end	18,962,150	$ 1	8	20,074,650	$ 1	9

Options exercisable	2,581,620	$ 1	8	1,243,310	$ 1	9

The Company records compensation expense for stock options using the fair value method, for these grants of stock options by J.A.B. that are expected to vest, over the expected service period with a corresponding amount recorded as additional paid in capital.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

18. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN [ CONT'D]

The estimated fair value of the granted options, excluding options that vest upon the occurrence of a change of control or initial public offering, is approximately $9.9 million of which $0.9 million has been recorded as compensation expense in general and administrative expenses during the year ended January 31, 2006. For the year ended January 31, 2005, compensation expense related to stock options amounted to $2.3 million. Fair value is estimated at the grant date based on a Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended	Year ended
	January 31,	January 31,
	2006	2005
Risk-free interest rate	3.91%	3.98%
Expected life	10 years	10 years
Expected volatility	35%	35%
Dividend yield	0%	0%

On February 1, 2006 the board of directors of J.A.B. approved a grant of 3,791,000 options to certain members of management. The options are exercisable into Class B common shares of J.A.B. at an exercise price equal to the fair market value of the Class B shares on the date of grant, and are exercisable for a period of up to 10 years. The options granted vest in equal annual instalments on each of the five anniversary dates of the date of grant.

19. RESEARCH AND DEVELOPMENT EXPENSE

Predecessor
	The Company			Business
			44-day period	321-day
	Year ended	Year ended	ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Research and development expense	$ 107.1	$ 119.3	$ 14.3	$ 107.8
Tax credits and other government assistance	(9.8)	(11.2)	(1.4)	(13.4)
	$ 97.3	$ 108.1	$ 12.9	$ 94.4

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

20. FINANCING COSTS

				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Interest on long-term debt	$ 23.6	$ 38.8	$ 5.4	$ 0.2
Interest on bank loan	2.5	0.9	—	—
Receivable factoring losses	3.2	6.8	0.6	3.3
Interest on advances from related parties	—	—	—	2.7
Amortisation of deferred financing costs	5.6	19.4	0.8	—
Interest income	(1.0)	(4.1)	—	—
Change in fair value of interest rate swaps	(0.2)	(1.6)	—	—
Other	0.3	0.2	0.2	0.3
	$ 34.0	$ 60.4	$ 7.0	$ 6.5

Deferred financing costs of $12.9 million relating to the U.S.$280 million Term Facilities were expensed during the year ended January 31, 2005 as a result of the repayment of the Term Facilities of which the Company repaid U.S.$158.3 million (approximately $193.0 million) during January 2005 and fully repaid the remaining outstanding balance of U.S.$118.9 million (approximately $147.0 million) shortly thereafter on February 9, 2005.

21. FOREIGN EXCHANGE

				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Long-term debt	$ (22.6)	$ (46.7)	$ (1.3)	$ —
Derivative financial instruments	2.2	(28.8)	4.5	3.3
Other	(12.6)	6.6	(0.4)	1.9
	$ (33.0)	$ (68.9)	$ 2.8	$ 5.2

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

22. INCOME TAX

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense was as follows:

							Predecessor
	The Company						business
						44-day		321-day
	Year ended		Year ended		period ended		period ended
	January 31,		January 31,		January 31,		December 18,
		2006		2005		2004		2003
			(Restated - Note 2)
Income taxes calculated at statutory rates	$ 25.2	31.3%	$ 7.7	31.0%	$ (7.3)	31.8%	$ 13.8	33.2%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(6.0)		(12.6)		0.6		(3.4)
Effect of income tax rate changes	1.5		0.6		0.1		0.3
Tax-exempt items	(3.5)		(3.8)		0.5		2.0
Large corporation tax	0.6		1.1		0.2		—
Manufacturing and processing credit	—		—		0.2		(0.5)
Other	1.2		—		—		1.7
Income tax expense (recovery)	$ 19.0		$ (7.0)		$ (5.7)		$ 13.9

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

22. INCOME TAX [CONT'D]

Details of income tax expense (recovery) are as follows:

				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
		(Restated -
Current income tax expense		Note 2)
Domestic	$ 5.6	$ (0.5)	$ 1.6	$ 6.9
Foreign	13.6	7.8	1.3	6.9
	19.2	7.3	2.9	13.8
Deferred income tax expense (recovery)
Temporary differences	(1.5)	(14.7)	(8.6)	(0.2)
Effect of income tax rate changes	1.5	0.6	0.1	0.3
Recognition of previously unrecorded tax benefits	(0.2)	(0.2)	(0.1)	—
	(0.2)	(14.3)	(8.6)	0.1
Income tax expense (recovery)	$ 19.0	$ (7.0)	$ (5.7)	$ 13.9

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax asset (liability) were as follows:

	January 31,	January 31,
	2006	2005
		(Restated -
		Note 2)
Inventories	$ 8.1	$ 10.3
Other current assets	(3.2)	(8.0)
Property, plant and equipment	(22.6)	(43.1)
Other intangible assets	(44.2)	(43.1)
Other long-term assets	1.3	13.8
Accrued liabilities	38.7	44.0
Long-term debt	(6.3)	(4.5)
Employee future benefits obligations	23.0	22.5
Other long-term liabilities	11.1	9.0
Loss carry-forwards	25.4	30.7
Other	(0.3)	1.8
	31.0	33.4
Valuation allowance	(2.0)	(1.6)
Net amount	$ 29.0	$ 31.8

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

22. INCOME TAX [CONT'D]

The goodwill recorded as a result of the acquisition is not deductible for tax purposes. As at January 31, 2006, out of the trademarks and other intangible assets of $216.6 million ($229.2 million at January 31, 2005) recorded on the balance sheet, $33.3 million ($41.0 million at January 31, 2005) is deductible for tax purposes.

Deferred income taxes have not been provided for the undistributed earnings of foreign subsidiaries based upon management's determination that such earnings will be indefinitely reinvested. As at January 31, 2006 and 2005, the cumulative undistributed earnings of these foreign subsidiaries were approximately $86.7 million and $44.8 million, respectively. If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits for an amount of $1.1 million as at January 31, 2006 and an amount of $1.0 million as at January 31, 2005.

23. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

The net changes in non-cash working capital balances related to operations were as follows:

				Predecessor
	The Company			Business
			44-day period	321-day
	Year ended	Year ended	ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Receivables	$ 10.6	$ 35.8	$ (22.8)	$ (84.0)
Receivables from related parties	—	—	—	(14.6)
Inventories	(4.7)	21.1	83.0	(71.7)
Other current assets	2.6	(12.5)	—	0.8
Accounts payable and accrued and other liabilities	(29.6)	1.3	11.6	(31.8)
Employee future benefits obligations	0.4	5.8	(0.1)	3.2
Derivative financial instruments	18.9	28.6	25.6	—
Other	1.5	1.7	(2.7)	0.3
	$ (0.3)	$ 81.8	$ 94.6	$ (197.8)

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

23. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS [CONT'D]

Non-cash transactions

Issuance of redeemable preferred shares in conjunction with the business acquisition at a fair value of $42.7 million during the 44-day period ended January 31, 2004.

				Predecessor
	The Company			Business
			44-day period	321-day
	Year ended	Year ended	ended	period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003
Decrease (increase) in investment in retained interest	$ (15.4)	$38.0	$40.5	—

Investments in retained interest are obtained pursuant to the transfer of receivables.

24. FINANCIAL INSTRUMENTS

Foreign exchange risks

The Company uses derivative financial instruments to manage foreign currency risks and exposures. The Company does not trade in derivatives for speculative purposes.

Foreign exchange contracts

As discussed in note 2, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions for accounting purposes effective February 1, 2004 for contracts entered into after such date. As a result, there is no recognition in the Consolidated Financial Statements of unrealised gains or losses arising on these contracts.

For the forward foreign exchange contracts purchased prior to February 1, 2004, which had a fair value other than zero on the date they were designated as hedges; these derivatives were recognised on the consolidated balance sheet at fair value as at January 31, 2005. In the 44-day period ended January 31, 2004, the Company's forward foreign exchange contracts were not designated as hedges for accounting purposes. Accordingly such contracts were recognised in the consolidated financial statements at fair value on January 31, 2004.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

24. FINANCIAL INSTRUMENTS [CONT'D]

The following tables set out the significant notional amounts outstanding under foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts.

	January 31, 2006
					Canadian
					equivalent
	Sell	Buy	Average	Notional	notional
	currency	currency	rate	amount	amount
Sell contracts
Less than 1 year	USD	CAD	1.2598	U.S.$ 256.0	$ 322.5
Between 1 and 2 years	USD	CAD	1.2199	U.S.$ 92.8	113.2
Buy contracts
Less than 1 year	CAD	Euro	1.6144	Euro 73.8	119.1
Between 1 and 2 years	CAD	Euro	1.5335	Euro 24.8	38.0

	January 31, 2005
					Canadian
					equivalent
	Sell	Buy	Average	Notional	notional
	currency	currency	rate	amount	amount
Sell contracts
Less than 1 year	USD	CAD	1.3342	U.S.$ 337.1	$ 449.8
Between 1 and 2 years	USD	CAD	1.2715	U.S.$ 157.4	200.1
Buy contracts
Less than 1 year	CAD	Euro	1.6551	Euro 111.1	183.9
Between 1 and 2 years	CAD	Euro	1.6357	Euro 55.3	90.5

Fair value of financial instruments

The estimated fair value of certain financial instruments has been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange.

Cash and cash equivalents, receivables, investment in retained interest, bank loans, accounts payable and accrued liabilities

The carrying amounts reported, on the consolidated balance sheets, approximate the fair values of these items due to their short-term nature.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

24. FINANCIAL INSTRUMENTS [ CONT'D]

Restricted investments

The carrying amount of restricted investments approximates their fair value, which are estimated using public quotations, when available, or discounted cash flow analyses, using interest rates applicable for assets with similar terms.

Long-term debt

The fair values of long-term debt are determined using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments

The fair values generally reflect the estimated amounts that the Company would receive upon the settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes from the Company's bankers are available for substantially all of the Corporation's forward foreign exchange contracts.

The fair value of financial instruments for which the carrying amount reported is different from the fair value was as follows:

	January 31, 2006		January 31, 2005
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
				(Restated - Note 2)
Senior subordinated notes	$ 228.8	$ 236.5	$ 247.6	$ 264.9
Forward foreign exchange contracts
Favourable	—	39.3	1.6	25.5
Unfavourable	—	(19.7)	(3.4)	(9.1)

Credit risk

The Company is subject to risk related to derivative financial instruments, whereby counterparty failure would result in economic losses on favourable contracts. However, the counterparties to these derivative financial instruments are all investment grade financial institutions, which the Company anticipates will satisfy their obligations under the contracts.

The Company considers that its credit risk associated with its receivables did not represent a significant concentration of credit risk at January 31, 2006 and 2005, due to the large number of customers and their dispersion across many geographic areas.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

25. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Company is subject to the following (all amounts presented are undiscounted):

a) Operating leases

The Company leases buildings and equipment under operating leases. The Company's rent expense under all lease agreements, was $7.2 million, $11.4 million and $1.8 million for the years ended January 31, 2006 and 2005 and for the 44-day period ended January 31, 2004, respectively. The predecessor business rent expense under all lease agreements, including intercompany transactions, was $16.5 million for the 321-day period ended December 18, 2003. The related minimum lease payments and residual value guarantees for the next five years are as follows:

	Buildings and	Residual value
	equipment	guarantees	Total
2007	$ 5.5	$ 0.6	$ 6.1
2008	3.4	1.1	4.5
2009	2.3	0.4	2.7
2010	1.5	—	1.5
2011	0.5	—	0.5
	$ 13.2	$2.1	$ 15.3

b) Sale of receivables and floorplan financing

Under sales of receivable and dealer financing agreements with large financing companies, the Company may be required to repurchase new and unused products at a price equivalent to the total unpaid principal balance owed to the financing company, subject to pre-set limits, in the event of dealer default. The Company or the predecessor business have not incurred material losses under these agreements. Outstanding floorplan financing between the Company's dealers and the respective financing companies, subject to repurchase, as at January 31, 2006 was $671.3 million ($739.4 million as at January 31, 2005). The outstanding amount under sales of receivable agreement, subject to repurchase, as at January 31, 2006 was $50.5 million ($46.3 million as at January 31, 2005).

c) Purchase agreement

In the normal course of its business, the Company entered into a purchase agreement with a Japanese marine engines manufacturer whereby it must buy a certain number of units of marine engines with an annual minimum purchase requirement for each year through August 31, 2006. Using the purchase price paid during the period ended January 31, 2006; the minimum purchase commitment would be $17.4 million for the year ending January 31, 2007.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

25. COMMITMENTS AND CONTINGENCIES [ CONT'D]

d) Litigation

The Company is subject to product liability claims in the normal course of business. On any product liability claim relating to injuries or damages occurring prior to December 18, 2003, Bombardier shares equally with the Company the first $250,000 per claim in case expenses (fees, settlements and judgments) and indemnifies the Company for any expenses in excess of $125,000 on such claims.

The Company maintains various insurance coverage including a general liability coverage for product liability claims relating to injuries or damages occurring after December 18, 2003. Product liability provision are established based on the Company's best estimate of the amounts necessary to resolve existing and probable claims based on historical information. This accrual is included as a component of accrued and other liabilities on the accompanying consolidated balance sheets.

The Company intends to vigorously defend its position in these matters. Management believes the Company has recorded adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions. While the final outcome with respect to actions outstanding or pending as at January 31, 2006 cannot be predicted with certainty, it is management's opinion that their resolution will not have material adverse effects on the Company's financial position, results of operations, or cash flows.

e) Guarantees

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties and which are customary in the industry, such as purchase and sale agreements, securitisation, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements, and service agreements. These indemnification agreements may require the Company compensates counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

25. COMMITMENTS AND CONTINGENCIES [ CONT'D]

e) Guarantees (Cont'd)

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under such or similar indemnification agreements, and therefore, no amount has been accrued in the Consolidated Balance Sheets with respect to these agreements.

The Company shall indemnify directors and officers of the Company for various losses including, but not limited to, all costs to settle suits or actions due to association with the Company, subject to certain restrictions. The Company has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party served as a trustee, director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated.

26. SEGMENT DISCLOSURE

The Company determined that it operates in the two reportable segments since operations within each of the segment identified have similar aggregation criteria: economic characteristics, product and services, production processes, customers, distribution channels and regulatory environments. Each reportable segment offers different products and services and requires different technology and marketing strategies.

The Powersports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines. Powersports products are sold mainly through an international network of independent dealers and distributors. The manufacturing plants are located primarily in Canada, the United States, Austria and Finland.

The Marine Engines segment designs, develops, manufactures and sells outboard engines available across three technologies: 2-stroke carbureted, 2-stroke direct injection and 4-stroke technology. Marine Engine products are sold directly to boat builders or through an international network of independent dealers and distributors. The Marine Engines manufacturing plants are located primarily in the United States and Mexico.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

26. SEGMENT DISCLOSURE [ CONT'D]

				The Company
	Consolidated			Powersports			Marine Engines
			44-day			44-day			44-day
	Year ended	Year ended	period ended	Year ended	Year ended	period ended	Year ended	Year ended	period ended
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
	2006	2005	2004	2006	2005	2004	2006	2005	2004
		(Restated -			(Restated -
		Note 2)			Note 2)
External revenues	$ 2,361.2	$ 2,451.3	$ 333.5	$ 1,847.6	$ 1,912.0	$ 273.7	$ 513.6	$ 539.3	$ 59.8
Intersegment revenues	—	—	—	27.7	23.6	3.7	26.4	21.8	2.0
Segment revenues	2,361.2	2,451.3	333.5	1,875.3	1,935.6	277.4	540.0	561.1	61.8
Cost of sales and operating expenses	2,111.3	2,246.4	332.5	1,658.4	1,735.2	278.5	507.0	556.6	59.7
Depreciation and amortisation	100.1	118.0	13.9	79.7	96.3	10.8	20.4	21.7	3.1
	2,211.4	2,364.4	346.4	1,738.1	1,831.5	289.3	527.4	578.3	62.8
Segment operating income (loss) from continuing operations	149.8	86.9	(12.9)	$ 137.2	$ 104.1	$ (11.9)	$ 12.6	$ (17.2)	$ (1.0)
Corporate and other	58.2	43.7	(0.6)
Restructuring, impairment and other charges	—	14.9
Depreciation dealer network	1.9	1.9	0.2
Operating income (loss) from continuing operations	89.7	26.4	(12.5)
Other (income) and expenses
Financing costs	34.0	60.4	7.0
Accretion in carrying value and loss on early redemption of preferred shares	—	9.4	0.5
Loss (gain) on disposal of property, plant and equipment and assets held for sale	(1.4)	0.7	—
Foreign exchange loss from reduction in net investment in a foreign entity	9.5	—	—
Foreign exchange loss (gain)	(33.0)	(68.9)	2.8
Income (loss) from continuing operations before income taxes	$ 80.6	$ 24.8	$ (22.8)

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

26. SEGMENT DISCLOSURE [ Cont'd]

The Company's net segment assets exclude cash and cash equivalents deferred income taxes, goodwill, dealer network and license agreement and are net of accounts payable and accrued liabilities, excluding income taxes payable, due to Bombardier in connection with indemnification related to income taxes, deferred income taxes and other.

	January 31, 2006			January 31, 2005
	Consolidated	Powersports	Marine Engines	Consolidated	Powersports	Marine Engines
				(Restated - Note 2)	(Restated - Note 2)
Net segment assets	$ 499.0	$ 325.9	$ 173.1	$ 526.3	$ 357.0	$ 169.3
Net head office and other	18.8			38.6
Income taxes receivable	8.1			9.3
Goodwill	100.0			119.9
Dealer network	42.3			44.2
License agreement	13.8			13.8
Accounts payable	211.0			227.7
Accrued and other liabilities	305.4			356.6
Deferred income taxes	57.0			62.0
Cash and cash equivalents	50.9			150.3
Total assets	$ 1,306.3			$ 1,548.7

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

26. SEGMENT DISCLOSURE [ CONT'D]

	Predecessor Business
	Consolidated	Powersports	Marine Engines
	321-day	321-day	321-day
	period ended December 18,	period ended December 18,	period ended December 18,
	2003	2003	2003
External revenues	$ 2,075.6	$ 1,593.1	$ 482.5
Intersegment revenues	—	18.0	15.5
Segment revenues	2,075.6	1,611.1	498.0
Cost of sales and operating expenses	1,903.2	1,443.9	492.8
Depreciation and amortisation	90.7	71.1	19.6
	1,993.9	1,515.0	512.4
Segment operating income (loss) from continuing operations	81.7	$ 96.1	$ (14.4)
Corporate and other	29.7
Depreciation dealer network	—
Operating income from continuing operations	52.0
Financing costs	6.5
Loss (gain) on disposal of property, plant and equipment and assets held for sale	(1.4)
Foreign exchange loss	5.2
Income from continuing operations before income taxes	$ 41.7

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

26. SEGMENT DISCLOSURE [ CONT'D]

	Additions to property, plant and equipment
		The Company		Predecessor Business
	Year ended	Year ended	44-day period ended	321-day period ended
	January 31,	January 31,	January 31,	December 18,
	2006	2005	2004	2003

Powersports	$ 64.4	$ 48.4	$ 19.4	$ 61.6
Marine Engines	14.9	17.0	1.6	11.5
Corporate and other	3.5	4.7	—	0.1
	$ 82.8	$ 70.1	$ 21.0	$ 73.2

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

26. SEGMENT DISCLOSURE [ CONT'D]

Geographic information:
					Property, plant and equipment,
	Revenues [1]				goodwill and intangible assets
				Predecessor
	The Company			Business
			44-day	321-day
	Year ended	Year ended	period ended	period ended
	January 31,	January 31,	January 31,	December 18,	January 31,	January 31,
	2006	2005	2004	2003	2006	2005
		(Restated - Note 2)
Canada	$ 446.7	$ 379.8	$ 45.3	$ 362.5	$ 430.4	$ 462.2
United States	1,218.1	1,376.6	177.1	1,183.7	166.0	173.5
Australia	77.7	79.9	11.7	44.4	0.4	0.3
Finland	50.5	45.4	3.8	35.6	8.2	8.7
Austria	15.7	16.6	1.0	13.7	103.8	121.3
Other - Americas	55.1	51.8	7.9	42.8	6.2	6.2
Other - Europe	344.6	317.2	66.6	273.4	2.6	1.8
Other	152.8	184.0	20.1	119.5	0.8	0.9
	$ 2,361.2	$ 2,451.3	$ 333.5	$ 2,075.6	$ 718.4	$ 774.9
[1] The attribution of revenues was based on the invoicing.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

27. DIFFERENCES BETWEEN CANADIAN AND US GAAP

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The following tables present a summary of the material adjustments and additional disclosures to the Company's financial statements that would be required in order to conform with US GAAP and the related rules and regulations adopted by the United States Securities and Exchange Commission ("SEC").

Changes in US GAAP Accounting Policies

Share-Based Payment

Financial Accounting Standards Board issued FAS No. 123 (revised) FAS 123R, "Share-Based Payment" was issued on December 16, 2004. FAS123R addresses accounting for share-based payment transactions where an enterprise receives employee services in exchange for either equity instruments of the enterprise, or liabilities that are based on the fair value of the enterprise's equity instruments, or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the option of accounting for share-based compensation transactions using the intrinsic value as prescribed by APB 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair value- based method. The adoption of these recommendations did not have a material impact on the Consolidated Financial Statements.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

27. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP [CONT'D]

Reconciliation of consolidated statements of income captions

				Predecessor
	The Company			Business
			44-day	321-day
			period	period
	Year ended	Year ended	ended	ended
	January 31,	January 31,	January 31,	December 18
	2006	2005	2004	2003
		(Restated -
		Note 2)
Net income under Canadian GAAP	$ 61.6	$ 28.5	$ (17.5)	$ 30.2
Development costs (c)	2.2	3.1	(9.0)	(2.2)
Foreign exchange loss from reduction in net investment in a foreign entity (h)	9.5	—	—	—
Accretion in carrying value and loss on early redemption of preferred shares (d)	—	9.4	0.5	—
Employee future benefits (a)	—	—	—	(0.4)
Foreign exchange contracts (b)	—	—	—	12.3
Software costs (e)	—	—	—	1.2
Total adjustments before the following:	11.7	12.5	(8.5)	10.9
Income tax expense (recovery) (f)	0.6	1.0	(2.3)	3.3
Total adjustments	11.1	11.5	(6.2)	7.6
Net income (loss) under US GAAP	72.7	40.0	(23.7)	37.8
Minimum pension liability adjustment, net of income tax of $6.1 million for the 321-day period ended December 18, 2003 (a)	—	—	—	(14.2)
Change in cumulative translation adjustment	(58.5)	(15.6)	(2.0)	9.3
Gain (loss) on derivative financial instruments:	1.4	18.2	—	—
Effect of income tax of the above items	(0.9)	(5.6)	—	—
Comprehensive income under US GAAP	$ 14.7	$ 37.0	$ (25.7)	$ 32.9

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

27. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP [CONT'D]

Reconciliation of consolidated balance sheets captions

	As at January 31, 2006			As at January 31, 2005
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
				(Restated - Note 2)
Other current assets (b)	$ 94.6	$ 32.7	$ 127.3	$ 141.4	$ 18.3	$ 159.7
Other long-term assets (c)	48.8	(2.1)	46.7	67.3	(4.5)	62.8
Accrued and other liabilities (b)	287.2	19.7	306.9	339.8	5.7	345.5
Retained earnings (deficit)	72.6	6.5	79.1	11.0	(4.6)	6.4
Cumulative translation adjustment	(63.4)	63.4	—	(13.7)	13.7	—
Accumulated other comprehensive income:
Cumulative translation adjustment	—	(72.1)	(72.1)	—	(13.6)	(13.6)
Unrealised gains on derivative financial instruments (b)	—	13.1	13.1	—	12.6	12.6
Total assets	1,306.3	30.6	1,336.9	1,548.7	13.8	1,562.5

Reconciliation of consolidated statements of cash flow captions

The Company
	Year ended January 31, 2006			Year ended January 31, 2005
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Cash flows from:
operating activities	$ 146.3	—	$ 146.3	$ 193.2	$ —	$ 193.2
investing activities	(83.8)	—	(83.8)	(46.6)	—	(46.6)

	The Company			Predecessor business
	44-day period ended January 31,			321-day period ended December 18,
	2004			2003
	Canadian	Adjustments	US	Canadian Adjustments		US
	GAAP		GAAP	GAAP		GAAP
Cash flows from:
operating activities (c)	$ 82.8	$ (9.3)	$ 73.5	$ (77.3)	$ (4.7)	$ (82.0)
investing activities (c)	(778.2)	9.3	(768.9)	(72.3)	4.7	(67.6)

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

27. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP [CONT'D]

a) Employee future benefits Predecessor Business

Under Canadian GAAP, effective February 1, 2000, the predecessor business adopted the new method of accounting for employee future benefits. In reporting the impact of the adoption of this method, the transitional obligation was accounted for as a charge to Bombardier's net investment. Under US GAAP, the transitional pension obligation that arose on February 1, 1989, upon the adoption of Financial Accounting Standards Board Statement No. 87 is being amortised over 16 years.

Under US GAAP, an additional minimum pension liability is recorded for any excess of the unfunded accumulated benefit obligation over the recorded employee future benefits liability. An offsetting intangible asset is recorded equal to unrecognised prior service and transitional obligation, with any difference recorded in accumulated other comprehensive income.

b) Foreign exchange contracts

The Company

Under US GAAP, the change in fair value of derivative financial instruments designated as hedges of a forecasted transaction is recorded in comprehensive income. When the gain/loss on these derivative financial instruments are realised, the realised gain/loss is recorded as part of net income, in the same period as the hedged item, and any unrealised gain/loss previously recorded as part of comprehensive income is reversed. The ineffective portion of the change in fair value of derivative financial instruments designated as a hedge is recognised in the consolidated statement of income.

Under Canadian and US GAAP, gains and losses on derivative financial instruments that are not eligible to hedge accounting are recognised immediately to income of the period.

As at January 31, 2005 accumulated other comprehensive income included an unrealised foreign exchange gain on derivative financial instruments of $12.6 million. During the year ended January 31, 2006 an unrealised gain on derivative financial instruments of $0.5 million was recorded in the statement of comprehensive income therefore the unrealised foreign exchange gain on derivative financial instruments in accumulated other comprehensive income amounted to $13.1 million as at January 31, 2006.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

27. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP [CONT'D]

c) Development costs

Under Canadian GAAP, certain development costs are deferred and amortised if they meet certain criteria. Under U.S. GAAP, these costs are expensed as incurred.

Upon acquisition of the recreational products business, as described in note 3 development costs were recorded on the balance sheet at their fair market value. Under U.S. GAAP, the acquired development costs were recorded at their fair market value on the balance sheet as of the acquisition date and were expensed immediately following the acquisition. The Company's appraisal of in-process research was an immaterial amount, and therefore the acquisition of the recreational products business did not require the write-off of any in-process research.

d) Redeemable preferred shares

Under Canadian GAAP preferred shares which are mandatory redeemable by the Company upon the occurrence of certain future events that management considers to be likely are recorded as liabilities and are accreted to the redemption value at the estimated redemption date. Accretion of carrying value and unpaid dividends are included in net loss.

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

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

27. DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP [CONT'D]

h) Reduction in net investment in a foreign entity

Under Canadian GAAP, a proportionate amount of the cumulative translation adjustment is transferred to income when there is a reduction in the shareholders' equity of the foreign operation resulting from capital transactions.

Under U.S. GAAP, the accumulated translation difference should be reported as part of the gain or loss on sale or liquidation of the investment when the sale or complete or substantially complete liquidation of the investment occurs.

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

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

As at January 31, 2006, the main guarantor subsidiaries included BRP U.S. Inc., BRP (Barbados) Inc., BRP Mexico S.A. de C.V., BRP Australia Pty Ltd., BRP Japan Ltd. and BRP Holdings (Hungary) Asset Management Limited and the non-guarantor subsidiaries included BRP Finland OY, BRP Sweden AB, BRP Norway A.S., BRP-Rotax Management GmbH, BRP-Rotax GmbH & Co KG, BRP Receivables Funding LLC, BRP Europe NV, Bombardier Recreational Products Brazil Ltda, BRP Asia Ltd and BRP European Distribution S. A..

On March 12, 2004, BRP Mexico S.A. de C.V., and BRP Japan Ltd., both of which were Non-Guarantor Subsidiaries as at January 31, 2004, guaranteed the senior subordinated notes through supplemental indentures.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The following condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at January 31, 2006 and 2005 and the statements of income and cash flows for the year ended January 31, 2006 and 2005 and for the 44-day period ended January 31, 2004, for Bombardier Recreational Products Inc. (the "Parent Company"), and on a combined basis for the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. The condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor Subsidiaries and Non-Guarantor Subsidiaries using the equity method. The Parent Company's fair value increments, including applicable intangible assets, arising from the business acquisition have been pushed down to the applicable subsidiary columns.

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

The following condensed consolidating financial information for the 321-day period ended December 18, 2003, show the statements of income and cash flows for the parent company and on a combined basis for the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. The condensed consolidating financial information reflects the investments of the parent company in the Guarantor Subsidiaries and Non-Guarantor Subsidiaries using the equity method.

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

Condensed Consolidating Balance Sheet as at January 31, 2006

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 11.4	$ 35.8	$ 3.7	$ —	$ 50.9
Receivables	20.8	40.4	48.9	—	110.1
Inventories	108.0	88.0	106.1	(18.6)	283.5
Intercompany accounts	169.6	192.3	353.5	(715.4)	—
Other assets	20.2	37.6	31.2	5.6	94.6
Total current assets	330.0	394.1	543.4	(728.4)	539.1
Property, plant and equipment	145.9	140.2	115.7	—	401.8
Goodwill	—	—	—	100.0	100.0
Trademarks	151.1	—	—	—	151.1
Other intangible assets	33.8	56.2	—	(24.5)	65.5
Investments in affiliates	373.1	22.5	14.4	(410.0)	—
Other assets	17.6	3.7	18.4	9.1	48.8
	$ 1,051.5	$ 616.7	$ 691.9	$ (1,053.8)	$ 1,306.3
LIABILITIES AND
SHAREHOLDER'S
EQUITY
Current Liabilities
Accounts payable	$ 94.9	$ 43.0	$ 73.1	$ —	$ 211.0
Accrued and other liabilities	116.4	105.1	65.7	—	287.2
Intercompany accounts	75.7	109.2	361.1	(546.0)	—
Total current liabilities	287.0	257.3	499.9	(546.0)	498.2
Long-term debt	228.8	1.8	—	—	230.6
Employee future benefits obligations	47.6	1.3	63.6	—	112.5
Other liabilities	51.8	23.9	11.8	—	87.5
Total liabilities	615.2	284.3	575.3	(546.0)	928.8
Shareholder's equity
Capital stock	365.6	363.0	88.9	(451.9)	365.6
Additional paid-in capital	2.7	—	—	—	2.7
Retained earnings	68.0	23.3	39.6	(58.3)	72.6
Cumulative translation adjustment	—	(53.9)	(11.9)	2.4	(63.4)
	436.3	332.4	116.6	(507.8)	377.5
	$ 1,051.5	$ 616.7	$ 691.9	$ (1,053.8)	$ 1,306.3

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

Condensed Consolidating Balance Sheet as at January 31, 2005

		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Restated -				(Restated -
ASSETS	Note 2)				Note 2)
Current Assets
Cash and cash equivalents	$ 88.8	$ 22.9	$ 38.6	$ —	$ 150.3
Receivables	33.7	19.7	59.3	—	112.7
Inventories	135.0	98.7	84.7	(16.3)	302.1
Intercompany accounts	167.2	252.7	398.3	(818.2)	—
Other assets	43.7	44.8	46.6	6.3	141.4
Total current assets	468.4	438.8	627.5	(828.2)	706.5
Property, plant and equipment	146.7	146.3	132.8	—	425.8
Goodwill	—	—	—	119.9	119.9
Trademarks	151.1	—	—	—	151.1
Other intangible assets	45.0	57.6	—	(24.5)	78.1
Investments in affiliates	324.0	22.5	—	(346.5)	—
Other assets	22.9	14.5	20.7	9.2	67.3
	$ 1,158.1	$ 679.7	$ 781.0	$ (1,070.1)	$ 1,548.7
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ 12.3	$ —	$ —	$ —	$ 12.3
Accounts payable and accrued liabilities	227.0	168.9	171.5	0.1	567.5
Current portion of long-term debt	103.0	44.2	—	—	147.2
Intercompany accounts	88.2	125.1	437.0	(650.3)	—
Total current liabilities	430.5	338.2	608.5	(650.2)	727.0
Long-term debt	247.6	1.9	—	—	249.5
Employee future benefits obligations	49.9	1.1	71.2	—	122.2
Other long-term liabilities	52.4	18.5	15.1	—	86.0
Total liabilities	780.4	359.7	694.8	(650.2)	1,184.7
Shareholder's equity
Capital stock	364.4	339.0	59.7	(398.7)	364.4
Additional paid-in capital	2.3	—	—	—	2.3
Retained earnings (deficit)	11.0	(6.5)	27.5	(21.0)	11.0
Cumulative translation adjustment	—	(12.5)	(1.0)	(0.2)	(13.7)
	377.7	320.0	86.2	(419.9)	364.0
	$ 1,158.1	$ 679.7	$ 781.0	$ (1,070.1)	$ 1,548.7

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

The Company's Condensed Consolidating Statements of Income

	For the year ended January 31, 2006
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Revenues	$1,442.2	$1, 507.1	$864.4	$(1,452.5)	$2,361.2
Cost of sales	1,286.8	1,316.2	723.1	(1,450.3)	1,875.8
Gross profit	155.4	190.9	141.3	(2.2)	485.4
Operating expenses
Selling and marketing	36.2	110.1	22.2	—	168.5
Research and development	43.3	26.4	27.6	—	97.3
General and administrative	60.3	33.4	36.2	—	129.9
Total operating expenses	139.8	169.9	86.0	—	395.7
Operating income	15.6	21.0	55.3	(2.2)	89.7
Other (income) and expense
Financing costs	31.4	(48.2)	26.5	24.3	34.0
Loss (gain) on disposal of property plant and equipment and assets held for sale	—	(1.5)	0.1	—	(1.4)
Gain on disposal of an investment in subsidiary	—	—	(5.3)	5.3	—
Foreign exchange loss from reduction in net investment in a foreign entity	9.5	—	—	—	9.5
Foreign exchange loss (gain)	(33.9)	(8.4)	9.3	—	(33.0)
Share in earnings of equity accounted investees	(72.0)	—	—	72.0	—
Dividend revenue	—	(5.1)	—	5.1	—
Income before income taxes	80.6	84.2	24.7	(108.9)	80.6
Income tax expense (recovery)	19.0	8.3	8.0	(16.3)	19.0
Net income	$61.6	$75.9	$16.7	$(92.6)	$61.6

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Company's Condensed Consolidating Statements of Income

	For the year ended January 31, 2005
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Restated - Note 2)				(Restated - Note 2)
Revenues	$ 1,457.5	$ 1,569.2	$ 855.0	$ (1,430.4)	$ 2,451.3
Cost of sales	1,335.6	1,404.7	719.8	(1,420.2)	2,039.9
Gross profit	121.9	164.5	135.2	(10.2)	411.4
Operating expenses
Selling and marketing	30.0	97.2	14.2	—	141.4
Research and development	41.5	32.2	34.4	—	108.1
General and administrative	32.1	37.2	26.8	24.5	120.6
Other charges and (income)
Restructuring	23.8	0.7	2.0	—	26.5
Impairment loss	—	12.1	—	—	12.1
Curtailment gain	(23.7)	—	—	—	(23.7)
Total operating expenses	103.7	179.4	77.4	24.5	385.0
Operating income (loss) from continuing operations	18.2	(14.9)	57.8	(34.7)	26.4
Other (income) and expense
Financing costs	48.0	(22.5)	22.6	12.3	60.4
Accretion in carrying value and loss on early redemption of preferred shares	9.4	—	—	—	9.4
Loss (gain) on disposal of property, plant and equipment and asset held for sale	0.4	0.4	(0.1)	—	0.7
Foreign exchange loss (gain)	(67.5)	(1.8)	0.4	—	(68.9)
Share in earnings of equity accounted investees	3.1	—	—	(3.1)	—
Income from continuing operations before income taxes	24.8	9.0	34.9	(43.9)	24.8
Income tax expense (recovery)	(7.0)	(10.5)	9.6	0.9	(7.0)
Income from continuing operations	31.8	19.5	25.3	(44.8)	31.8
Income (loss) from discontinued operations, net of income taxes	(3.3)	(1.5)	0.5	1.0	(3.3)
Net income	$ 28.5	$ 18.0	$ 25.8	$ (43.8)	$ 28.5

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Company's Condensed Consolidating Statements of Income

	For the 44-day period January 31, 2004
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Revenues	$ 204.2	$ 203.0	$ 97.7	$ (171.4)	$ 333.5
Cost of sales	204.6	176.1	88.7	(162.0)	307.4
Gross profit	(0.4)	26.9	9.0	(9.4)	26.1
Operating expenses
Selling and marketing	6.3	9.4	2.5	—	18.2
Research and development	8.3	0.5	4.1	—	12.9
General and administrative	2.1	2.8	(0.4)	3.0	7.5
Total operating expenses	16.7	12.7	6.2	3.0	38.6
Operating profit (loss) from continuing operations	(17.1)	14.2	2.8	(12.4)	(12.5)
Other (income) and expense
Financing costs	7.8	1.6	(2.4)	—	7.0
Accretion in carrying value of redeemable preferred shares	0.5	—	—	—	0.5
Foreign exchange loss (gain)	0.9	2.2	(0.1)	(0.2)	2.8
Share in earnings of equity accounted investees	(3.0)	—	—	3.0	—
Income (loss) from continuing operations before income taxes	(23.3)	10.4	5.3	(15.2)	(22.8)
Income tax expense (recovery)	(5.6)	3.1	—	(3.2)	(5.7)
Income (loss) from continuing operations	(17.7)	7.3	5.3	(12.0)	(17.1)
Income (loss) from discontinued operations, net of income taxes	0.2	(0.7)	—	0.1	(0.4)
Net income (loss)	$ (17.5)	$ 6.6	$ 5.3	$ (11.9)	$ (17.5)

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Predecessor Business Condensed Consolidating Statements of Income

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Revenues	$ 1,243.8	$ 1,325.6	$ 700.8	$ (1,194.6)	$ 2,075.6
Cost of sales	1,069.2	1,194.6	603.4	(1,189.1)	1,678.1
Gross profit	174.6	131.0	97.4	(5.5)	397.5
Operating expenses
Selling and marketing	39.0	93.2	11.2	—	143.4
Research and development	41.4	29.8	23.2	—	94.4
General and administrative	55.3	30.3	22.1	—	107.7
Total operating expenses	135.7	153.3	56.5	—	345.5
Operating profit (loss) from continuing operations	38.9	(22.3)	40.9	(5.5)	52.0
Financing costs	0.2	4.2	2.1	—	6.5
Loss (gain) on disposal of property, plant and equipment and asset held for sale	0.8	(2.3)	0.1	—	(1.4)
Foreign exchange loss (gain)	(1.3)	9.9	(3.4)	—	5.2
Income (loss) from continuing operations before income taxes	39.2	(34.1)	42.1	(5.5)	41.7
Income tax expense (recovery)	12.1	(10.5)	13.3	(1.0)	13.9
Income (loss) from continuing operations	27.1	(23.6)	28.8	(4.5)	27.8
Income (loss) from discontinued operations, net of income taxes	1.5	1.3	—	(0.4)	2.4
Net income (loss)	$ 28.6	$ (22.3)	$ 28.8	$ (4.9)	$ 30.2

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Company's Condensed Consolidating Statements of Cash Flow

	For the year ended January 31, 2006
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Income from continuing operations	$ 61.6	$ 75.9	$ 16.7	$ (92.6)	$ 61.6
Non-cash items:
Depreciation and amortisation	50.5	22.5	29.9	—	102.9
Amortisation of deferred financing costs	4.9	0.6	0.1	—	5.6
Employee stock compensation	0.9	—	—	—	0.9
Deferred income taxes expense (recovery)	(0.2)	4.4	(1.8)	(2.6)	(0.2)
Loss (gain) on disposal of property, plant and equipment and assets held for sale	—	(1.5)	0.1	—	(1.4)
Foreign exchange loss (gain)	(23.3)	0.5	—	—	(22.8)
Share in earnings of equity accounted investees	(72.0)	—	—	72.0	—
Cash flow from operating activities before the following	22.4	102.4	45.0	(23.2)	146.6
Net changes in non-cash operating items	35.0	(42.3)	4.8	2.2	(0.3)

Cash flows from operating activities	57.4	60.1	49.8	(21.0)	146.3
INVESTING ACTIVITIES
Additions to property, plant and equipment	(38.4)	(14.8)	(29.6)	—	(82.8)
Proceeds on disposal of property, plant and equipment and assets held for sale	0.2	5.2	0.2	—	5.6
Investment in affiliates	16.1	4.6	(14.4)	(6.3)	—
Business acquisition, net of cash acquired	(4.5)	(2.1)	—	—	(6.6)

Cash flows from investing activities	(26.6)	(7.1)	(43.8)	(6.3)	(83.8)
FINANCING ACTIVITIES
Decrease in bank loans	(12.3)	—	—	—	(12.3)
Issuance of long-term debt	62.1	—	—	—	62.1
Repayment of long-term debt	(160.2)	(44.2)	—	—	(204.4)
Increase of capital stock	0.7	61.3	29.2	(90.5)	0.7
Redemption of common shares	—	(37.3)	—	37.3	—
Dividend paid	—	(51.3)	(5.1)	56.4	—

Intercompany accounts	1.5	37.2	(62.8)	24.1	—
Other	—	—	(0.6)	—	(0.6)

Cash flows from financing activities	(108.2)	(34.3)	(39.3)	27.3	(154.5)
Effect of exchange rate changes on cash and cash equivalents	—	(5.8)	(1.6)	—	(7.4)
Net increase (decrease) in cash and cash equivalents	(77.4)	12.9	(34.9)	—	(99.4)
Cash and cash equivalents at beginning of the period	88.8	22.9	38.6	—	150.3
Cash and cash equivalents at end of the period	11.4	35.8	3.7	—	50.9
Supplemental information
Cash paid for:
Interest	$26.9	$0.6	$—	$—	$27.5
Income taxes	0.2	2.8	5.8	—	8.8

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Company's Condensed Consolidating Statements of Cash Flow

	For the year ended January 31, 2005
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(Restated -				(Restated -
OPERATING ACTIVITIES	Note 2)				Note 2)
Income from continuing operations	$ 31.8	$ 19.5	$ 25.3	$ (44.8)	$ 31.8
Non-cash items:
Depreciation and amortisation	56.8	25.7	37.6	—	120.1
Amortisation of deferred financing costs	13.6	5.8	—	—	19.4
Employee stock compensation	2.3	—	—	—	2.3
Deferred income taxes expense (recovery)	8.2	(12.5)	3.6	(13.6)	(14.3)
Other charge and income	(3.7)	12.1	—	—	8.4
Accretion in carrying value and loss on early redemption preferred shares	9.4	—	—	—	9.4
Loss (gain) on disposal of property, plant and equipment and assets held for sale	0.4	0.4	(0.1)	—	0.7
Foreign exchange loss (gain)	(57.6)	(8.8)	—	—	(66.4)
Share in earnings of equity accounted investees	3.1	—	—	(3.1)	—
Cash flow from operating activities before the following	64.3	42.2	66.4	(61.5)	111.4
Net changes in non-cash operating items	71.9	30.1	(28.2)	8.0	81.8

Cash flows from operating activities	136.2	72.3	38.2	(53.5)	193.2
INVESTING ACTIVITIES
Additions to property, plant and equipment	(29.5)	(16.6)	(24.0)	—	(70.1)
Proceeds on disposal of property, plant and equipment and assets held for sale	0.2	4.2	0.3	—	4.7
Proceeds from the disposal of the Utility Vehicles segment, net of transaction costs of $ 1.6 million	40.3	—	—	—	40.3
Investment in affiliates	16.3	—	(0.1)	(16.2)	—
Business acquisition, net of cash acquired	(0.5)	(14.7)	(6.3)	—	(21.5)
Acquisition of patents	—	(24.5)	—	24.5	—

Cash flows from investing activities	26.8	(51.6)	(30.1)	8.3	(46.6)
FINANCING ACTIVITIES
Increase in bank loans	12.3	—	—	—	12.3
Repayment of long-term debt	(136.3)	(58.9)	(1.3)	—	(196.5)
Debt issuance costs	(1.4)	—	—	—	(1.4)
Increase of capital stock	60.0	0.2	—	(0.2)	60.0
Redemption of preferred shares	(52.6)	—	—	—	(52.6)
Redemption of common shares	—	(13.7)	—	13.7	—
Dividend paid	—	(17.1)	—	17.1	—
Intercompany accounts	2.8	54.6	(69.7)	12.3	—
Other	(2.8)	—	—	—	(2.8)

Cash flows from financing activities	(118.0)	(34.9)	(71.0)	42.9	(181.0)
Effect of exchange rate changes on cash and cash equivalents	—	(6.7)	6.6	—	(0.1)
Cash flows from continuing operations	45.0	(20.9)	(56.3)	(2.3)	(34.5)
Cash flows from discontinued operations	(13.1)	(1.0)	0.4	2.3	(11.4)
Net increase (decrease) in cash and cash equivalents	31.9	(21.9)	(55.9)	—	(45.9)
Cash and cash equivalents at beginning of the period	56.9	44.8	94.5	—	196.2
Cash and cash equivalents at end of the period	$ 88.8	$ 22.9	$ 38.6	$ —	$ 150.3
Supplemental information
Cash paid for:
Interest	$32.2	$ 4.4	$ 0.1	$ —	$ 36.7
Income taxes	3.8	9.0	2.9	—	15.7

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Company's Condensed Consolidating Statements of Cash Flows

	For the 44-day period ended January 31, 2004
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
		Subsidiaries	Subsidiaries
OPERATING ACTIVITIES
Income from continuing operations	$ (17.7)	$ 7.3	$ 5.3	$ (12.0)	$ (17.1)
Non-cash items:
Depreciation and amortisation	6.1	3.7	4.3	—	14.1
Amortisation of deferred financing costs	0.7	0.1	—	—	0.8
Deferred income taxes expense (recovery)	(8.9)	3.0	(1.1)	(1.6)	(8.6)
Employee future benefits	1.4	—	0.3	—	1.7
Accretion in carrying value of redeemable preferred shares	0.5	—	—	—	0.5
Foreign exchange gain	(3.2)	—	—	—	(3.2)
Cash flow from operating activities before the following	(21.1)	14.1	8.8	(13.6)	(11.8)
Net changes in non-cash operating items	86.6	16.2	(23.6)	15.4	94.6

Cash flows from operating activities	65.5	30.3	(14.8)	1.8	82.8

INVESTING ACTIVITIES
Additions to property, plant and equipment	(11.6)	(1.7)	(7.7)	—	(21.0)
Investments in affiliates	(320.5)	(20.0)	—	340.5	—
Business acquisition	(592.6)	(138.5)	(26.1)	—	(757.2)

Cash flows from investing activities	(924.7)	(160.2)	(33.8)	340.5	(778.2)

FINANCING ACTIVITIES
Issuance of long-term debt	526.4	111.6	—	—	638.0
Repayment of long-term debt	—	—	(0.5)	—	(0.5)
Debt issuance costs	(38.0)	(8.1)	—	—	(46.1)
Increase of share capital	304.5	320.5	20.0	(340.5)	304.5
Intercompany account	128.6	(251.8)	125.0	(1.8)	—

Cash flows from financing activities	921.5	172.2	144.5	(342.3)	895.9
Effect of exchange rate changes on cash and cash equivalent	(1.4)	1.7	(1.4)	—	(1.1)
Cash flows from continuing operations	60.9	44.0	94.5	—	199.4
Cash flows from discontinued operations	(4.0)	0.8	—	—	(3.2)
Net increase (decrease) in cash and cash equivalent	56.9	44.8	94.5	—	196.2
Cash and cash equivalent at beginning of period	—	—	—	—	—
Cash and cash equivalent at end of period	$ 56.9	$ 44.8	$ 94.5	$ —	$ 196.2
Supplemental information
Cash paid for:
Interest	$ 1.7	$ 0.8	$ 0.1	$ —	$ 2.6
Income taxes	—	—	1.6	—	1.6

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

The Predecessor Business Condensed Consolidating Statements of Cash Flows

	For the 321-day period ended December 18, 2003
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Income from continuing operations	$ 27.1	$ (23.6)	$ 28.8	$ (4.5)	$ 27.8
Non-cash items:
Depreciation and amortisation	37.6	22.8	30.3	—	90.7
Deferred income taxes expense (recovery)	5.3	(9.8)	5.5	(0.9)	0.1
Loss (gain) on disposal of property, plant and equipment and assets held for sale	0.8	(2.3)	0.1	—	(1.4)
Foreign exchange loss	3.3	—	—	—	3.3
Cash flow from operating activities before the following	74.1	(12.9)	64.7	(5.4)	120.5
Net changes in non-cash operating items	(158.3)	(70.4)	24.7	6.2	(197.8)

Cash flows from operating activities	(84.2)	(83.3)	89.4	0.8	(77.3)
INVESTING ACTIVITIES
Additions to property, plant and equipment	(36.7)	(12.0)	(24.5)	—	(73.2)
Proceeds on disposal of property, plant and equipment and assets held for sale	0.2	4.4	0.9	—	5.5
Other	(2.4)	3.0	(4.7)	(0.5)	(4.6)

Cash flows from investing activities	(38.9)	(4.6)	(28.3)	(0.5)	(72.3)
FINANCING ACTIVITIES
Increase in long-term debt	—	2.0	—	—	2.0
Repayment of long-term debt	—	—	(1.6)	—	(1.6)
Net variation in advance to related parties	—	(73.2)	(44.8)	—	(118.0)
Net contribution by Bombardier Inc.	191.9	167.3	8.6	—	367.8
Other	(3.0)	—	0.4	—	(2.6)

Cash flows from financing activities	188.9	96.1	(37.4)	—	247.6
Effect of exchange rate changes on cash and cash equivalent	0.3	3.1	16.2	—	19.6

Cash flows from continuing operations	66.1	11.3	39.9	0.3	117.6
Cash flows from discontinued operations	(4.1)	(1.7)	—	(0.3)	(6.1)
Net increase (decrease) in cash and cash equivalent	62.0	9.6	39.9	—	111.5
Cash and cash equivalent at beginning of period	(0.4)	2.4	26.7	—	28.7
Cash and cash equivalent at end of period	$ 61.6	$ 12.0	$ 66.6	$ —	$ 140.2
Supplemental information
Cash paid for:
Interest	$ (0.5)	$ 1.0	$ 2.7	$ —	$ 3.2
Income taxes	—	0.3	5.1	—	5.4

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

Summary of Differences Between Canadian and U.S. GAAP

As disclosed in note 27, the Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. As well, the supplemental condensed consolidating financial information has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP and related rules and regulations by the SEC. Such differences are summarised below.

Reconciliation of Condensed Balance Sheet Captions as at January 31, 2006

	Parent			Guarantor Subsidiaries			Non-Guarantor Subsidiaries
	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP	GAAP		GAAP
Other current assets (b)	20.2	32.7	52.9	37.6	—	37.6	31.2	—	31.2
Investment in affiliates	373.1	9.5	382.6	22.5	—	22.5	14.4	—	14.4
Other long-term assets	17.6	(0.1)	17.5	3.7	—	3.7	18.4	(2.0)	16.4
Accrued and other liabilities (b)	116.4	19.7	136.1	105.1	—	105.1	65.7	—	65.7
Retained earnings (deficit)	68.0	9.3	77.3	23.3	—	23.3	39.6	(2.8)	36.8
Cumulative translation adjustment	—	—	—	(53.9)	53.9	—	(11.9)	11.9	—
Accumulated other comprehensive income:
Cumulative translation adjustment	—	—	—	—	(53.9)	53.9	—	(11.1)	(11.1)
Unrealised gains on derivative financial instruments	—	13.1	13.1	—	—	—	—	—	—
Total assets	1,051.5	42.1	1,093.6	616.7	—	616.7	691.9	(2.0)	689.9

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

Reconciliation of Condensed Balance Sheet Captions as at January 31, 2005

	Parent			Guarantor Subsidiaries			Non-Guarantor Subsidiaries
	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP	GAAP		GAAP
	(Restated - Note 2)
Other current assets (b)	43.7	18.3	62.0	44.8	—	44.8	46.6	—	46.6
Other long term assets	22.9	(0.3)	22.6	14.5	—	14.5	20.7	(4.2)	16.5
Accounts payable and accrued liabilities (b)	227.0	5.7	232.7	168.9	—	168.9	171.5	—	171.5
Retained earnings (deficit)	11.0	(0.3)	10.7	(6.5)	—	(6.5)	27.5	(4.3)	23.2
Cumulative translation adjustment	—	—	—	(12.5)	12.5	—	(1.0)	1.0	—
Accumulated other comprehensive income:
Unrealised gains on derivative financial instruments	—	12.6	12.6	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	(12.5)	(12.5)	—	(0.9)	(0.9)
Total assets	1,158.1	18.0	1,176.1	679.7	—	679.7	781.0	(4.2)	776.8

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ CONT'D]

Reconciliation of the Company's Condensed Statements of Income and Other Comprehensive Income

	For the year ended January 31, 2006
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Elimination	Consolidated

Net income (loss) under Canadian GAAP	61.6	75.9	16.7	(92.6)	61.6
Development costs	0.2	—	2.0	—	2.2
Foreign exchange loss from reduction from net investment in a foreign entity	9.5	—	—	—	9.5
Income tax expense	0.1	—	0.5	—	0.6
Total adjustments	9.6	—	1.5	—	11.1
Net income (loss) under U.S. GAAP	71.2	75.9	18.2	(92.6)	72.7
Change in cumulative translation adjustment	—	(42.5)	(10.9)	(5.1)	58.5
Gain on derivative financial instruments	1.4	—	—	—	1.4
Effect of income tax of the above item	(0.9)	—	—	—	(0.9)
Comprehensive income (loss) under U.S. GAAP	71.7	33.4	7.3	(97.7)	14.7

Reconciliation of the Company's Condensed Statements of Income and Other Comprehensive Income

	For the year ended January 31, 2005
		Guarantor Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Elimination	Consolidated
	(Restated -				(Restated -
	Note 2)				Note 2)
Net income (loss) under Canadian GAAP	$ 28.5	$ 18.0	$ 25.8	$ (43.8)	$ 28.5
Development costs	0.5	—	2.6	—	3.1
Accretion in carrying value and loss on early redemption of preferred shares	9.4	—	—	—	9.4
Total adjustments before the following:	9.9	—	2.6	—	12.5
Income tax expense (recovery)	0.1	—	0.9	—	1.0
Total adjustments	9.8	—	1.7	—	11.5
Net income (loss) under U.S. GAAP	38.3	18.0	27.5	(43.8)	40.0
Change in cumulative translation adjustment	—	(14.5)	(1.2)	0.1	(15.6)
Gain on derivative financial instruments	18.2	—	—	—	18.2
Effect of income taxes on the above item	(5.6)	—	—	—	(5.6)
Comprehensive income (loss) under U.S. GAAP	$ 50.9	$ 3.5	$ 26.3	$ (43.7)	$ 37.0

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

	For the 44-day period ended January 31, 2004
		Guarantor	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under Canadian GAAP	$ (17.5)	$ 6.6	$ 5.3	$ (11.9)	$ (17.5)
Development costs	(0.8)	—	(8.2)	—	(9.0)
Accretion in carrying value of redeemable preferred shares	0.5	—	—	—	0.5
Total adjustments before the following:	(0.3)	—	(8.2)	—	(8.5)
Income tax expense (recovery)	(0.1)	—	(2.2)	—	(2.3)
Total adjustments	(0.2)	—	(6.0)	—	(6.2)
Net income (loss) under U.S. GAAP	(17.7)	6.6	(0.7)	(11.9)	(23.7)
Change in cumulative translation adjustment	—	(2.0)	(0.3)	0.3	(2.0)
Comprehensive income (loss) under U.S. GAAP	$ (17.7)	$ 4.6	$ (1.0)	$ (11.6)	$ (25.7)

Reconciliation of the Predecessor Business Condensed Statements of Income and Other Comprehensive Income

	For the 321-day period ended December 18, 2003
			Non-
		Guarantor	Guarantor
	Parent	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net income (loss) under Canadian GAAP	$ 28.6	$ (22.3)	$ 28.8	$ (4.9)	$ 30.2
Development costs	0.5	—	(2.7)	—	(2.2)
Employee future benefits (a)	(0.6)	0.1	0.1	—	(0.4)
Foreign exchange contracts (b)	12.5	—	(0.2)	—	12.3
Software costs	1.2	—	—	—	1.2
Total adjustments before the following:	13.6	0.1	(2.8)	—	10.9
Income tax expense (recovery)	4.2	—	(0.9)	—	3.3
Total adjustments	9.4	0.1	(1.9)	—	7.6
Net income (loss) under U.S. GAAP	38.0	(22.2)	26.9	(4.9)	37.8
Minimum pension liability adjustment, net of tax of $6.1 million	(17.6)	0.5	2.9	—	(14.2)
Change in cumulative translation adjustment	—	9.9	(0.6)	—	9.3
Comprehensive income (loss) under U.S. GAAP	$ 20.4	$ (11.8)	$ 29.2	$ (4.9)	$ 32.9

Bombardier Recreational Products Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended January 31, 2006
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

28. CONDENSED CONSOLIDATING FINANCIAL INFORMATION [ Cont'd]

Reconciliation of Condensed Statements of Cash Flows

The Company
	For the year ended		For the 44-day period		For the year ended		For the 44-day period
	January 31, 2005		ended January 31, 2004		January 31, 2005		ended January 31, 2004
					Non-Guarantor		Non-Guarantor
	Parent		Parent		Subsidiaries		Subsidiaries
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash flows from operating activities	$ 136.2	$ 136.2	$ 65.5	$ 64.6	$ 38.2	$ 38.2	$ (14.8)	$ (23.2)
Cash flows from investing activities	$ 26.8	$ 26.8	$ (924.7)	$ (923.8)	$ (30.1)	$ (30.1)	$ (33.8)	$ (24.9)

Predecessor business
	For the 321-day period ended December 18, 2003		For the 321-day period ended December 18, 2003
		Parent	Non-Guarantor Subsidiaries
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Cash flows from operating activities	$ (84.2)	$ (84.2)	$ 89.4	$ 84.7
Cash flows from investing activities	$ (38.9)	$ (38.9)	$ (28.3)	$ (23.6)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By: / s / JOSÉ BOISJOLI
Name: José Boisjoli
Title: President and Chief Executive Officer
Date: April 27, 2006